     As filed with the Securities and Exchange Commission on June 25, 2002


                                                      REGISTRATION NO. 333-71422
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 POST-EFFECTIVE


                                AMENDMENT NO. 1

                                       TO

                                    FORM F-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         GILAT SATELLITE NETWORKS LTD.
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                        (State or other jurisdiction of
                         incorporation or organization)
                                      3663
                          (Primary Standard Industrial
                          Classification Code Number)
                                 NOT APPLICABLE
                                 (IRS Employer
                             Identification Number)

                         GILAT SATELLITE NETWORKS LTD.
                      GILAT HOUSE, 21 YEGIA KAPAYIM STREET
                     KIRAT ARYE, PETAH TIKVA 49130, ISRAEL
                                (972) 3-925-2000
 (Name, address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         GILAT SATELLITE NETWORKS, INC.
                              1651 OLD MEADOW ROAD
                             MCLEAN, VIRGINIA 22102
                                 (703) 734-9401
           (Name, address and telephone number of agent for service)
                                   COPIES TO:

                             STEVEN G. TEPPER, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4690
                                 (212) 715-1000
                              JONATHAN KLEIN, ESQ.
                       PIPER MARBURY RUDNICK & WOLFE LLP
                          1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 835-6000
                            GENE KLEINHENDLER, ADV.
                      GROSS, KLEINHENDLER, HODAK, HALEVY,
                                GREENBERG & CO.
                               ONE AZRIELI CENTER
                             TEL AVIV 67021, ISRAEL
                                (972) 3-607-4444


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this post-effective amendment to the registration statement on Form F-4 is declared effective and upon the satisfaction or, where permissible, the waiver of the conditions to the exchange offer described in the enclosed offer to exchange/ prospectus.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
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THE INFORMATION IN THIS OFFER TO EXCHANGE/PROSPECTUS MAY CHANGE. RSTAR AND GILAT CANNOT COMPLETE THE EXCHANGE OFFER AND ISSUE THE GILAT ORDINARY SHARES UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS OFFER TO EXCHANGE/PROSPECTUS IS NOT AN OFFER TO SELL GILAT ORDINARY SHARES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE GILAT ORDINARY SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.



          PRELIMINARY OFFER TO EXCHANGE/PROSPECTUS DATED JUNE 25, 2002


                               rSTAR CORPORATION

                         GILAT SATELLITE NETWORKS LTD.

                               OFFER TO EXCHANGE

                  UP TO 6,315,789 SHARES OF rSTAR COMMON STOCK

                                      FOR

                                      CASH

                                      AND

                ORDINARY SHARES OF GILAT SATELLITE NETWORKS LTD.


     THE EXCHANGE OFFER AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JULY 25, 2002 UNLESS THE EXCHANGE OFFER IS EXTENDED. SHARES OF rSTAR COMMON STOCK TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER.


     rStar invites its stockholders to tender shares of its common stock for
0.0738 of an ordinary share of Gilat Satellite Networks Ltd. and cash consideration in an amount between $0.32 and $1.58 in cash, per share. The amount of the cash consideration will be calculated pursuant to a formula described in the exchange offer, which is based upon the average closing price for the Gilat ordinary shares over a period of time ending before the expiration of the exchange offer.

     rStar will exchange up to a maximum of 6,315,789 shares of its common stock. If more than 6,315,789 shares of rStar common stock are tendered, rStar will exchange such shares on a pro rata basis in accordance with the proration provisions described in the exchange offer.

     rStar and its majority stockholder Gilat, entered into an acquisition agreement, pursuant to which rStar agreed, among other things, to conduct the exchange offer. Gilat granted rStar an option to purchase up to 466,015 Gilat ordinary shares that are being offered, along with cash, to rStar stockholders in exchange for their shares of rStar common stock. rStar intends to exercise this option upon the closing of the exchange offer.


     Gilat ordinary shares are quoted on the Nasdaq National Market under the symbol "GILTF" and shares of rStar common stock are quoted on the Nasdaq SmallCap Market under the symbol "RSTRC." As of June 24, 2002, the last reported closing price for Gilat ordinary share was $1.19 per share and the last reported closing price for rStar common stock was $0.40 per share.



     rStar commenced the exchange offer on March 28, 2002. However, on April 1, 2002, in accordance with the rules and regulations of the Securities and Exchange Commission, rStar and Gilat temporarily suspended the exchange offer until such time as rStar stockholders were provided with an updated offer to exchange/prospectus containing Gilat's audited financials statements for the year ended December 31, 2001. These audited financial statements of Gilat are contained in this offer to exchange/prospectus. Accordingly, rStar has resumed the exchange offer as of June 25, 2002, the date this updated offer to exchange/prospectus is being mailed to rStar stockholders. rStar stockholders are advised that this offer to exchange/prospectus contains updated information about rStar and Gilat and should be referred to instead of the offer to exchange/prospectus dated March 28, 2002.



     SEE "RISK FACTORS" BEGINNING ON PAGE 21 FOR A DISCUSSION OF IMPORTANT FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Gilat ordinary shares to be issued under this offer to exchange/prospectus or passed upon the adequacy or accuracy of this offer to exchange/prospectus. Any representation to the contrary is a criminal offense.

           This offer to exchange/prospectus is dated             , 2002.

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER..............    1
WHERE YOU CAN FIND MORE INFORMATION.........................    6
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    6
SUMMARY.....................................................    8
  THE COMPANIES.............................................    8
  THE EXCHANGE OFFER AND RELATED TRANSACTIONS...............    9
  THE EXCHANGE OFFER........................................   10
  GILAT'S OWNERSHIP OF RSTAR COMMON STOCK...................   12
  OPINION OF CIBC WORLD MARKETS CORP. ......................   12
  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.............   12
  REGULATORY MATTERS........................................   13
  ACCOUNTING TREATMENT......................................   13
  COMPARATIVE RIGHTS OF STOCKHOLDERS OF RSTAR AND GILAT.....   13
SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS....   14
SELECTED FINANCIAL INFORMATION..............................   15
  SELECTED CONSOLIDATED FINANCIAL DATA OF GILAT.............   15
  SELECTED FINANCIAL DATA OF RSTAR..........................   17
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA.........   18
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION...............................................   19
  RECENT SHARE PRICE........................................   19
  DIVIDENDS.................................................   20
RISK FACTORS................................................   21
  RISKS RELATED TO THE EXCHANGE OFFER.......................   21
  RISKS RELATED TO GILAT....................................   22
BACKGROUND OF THE EXCHANGE OFFER AND RELATED TRANSACTIONS...   33
  PAST CONTACTS BETWEEN RSTAR AND GILAT.....................   33
  NEGOTIATIONS BETWEEN RSTAR AND GILAT......................   35
REASONS FOR THE EXCHANGE OFFER AND THE RELATED
  TRANSACTIONS..............................................   43
  REASONS FOR GILAT'S BOARD RECOMMENDATION; FACTORS
     CONSIDERED.............................................   43
  REASONS FOR RSTAR'S BOARD APPROVAL AND RECOMMENDATION;
     FACTORS CONSIDERED.....................................   45
OPINION OF CIBC WORLD MARKETS CORP..........................   48
THE EXCHANGE OFFER..........................................   54
  BASIC TERMS...............................................   54
  EXTENSION, TERMINATION, AMENDMENT AND TEMPORARY
     SUSPENSION.............................................   57
  EXCHANGE OF SHARES OF RSTAR COMMON STOCK AND DELIVERY OF
     THE CONSIDERATION......................................   58
  FRACTIONAL SHARES OF GILAT ORDINARY SHARES................   59
  WITHDRAWAL RIGHTS.........................................   59
  PROCEDURE FOR TENDERING SHARES OF RSTAR COMMON STOCK......   60
  PURPOSE OF THE EXCHANGE OFFER.............................   62
  ISSUES CONCERNING LIQUIDITY, LISTING AND REGISTRATION OF
     RSTAR COMMON STOCK.....................................   64
  CONDITIONS TO THE EXCHANGE OFFER..........................   67
  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS...............   68
  SOURCE AND AMOUNT OF FUNDS................................   69
  FEES AND EXPENSES.........................................   70
  ACCOUNTING TREATMENT......................................   70
  MISCELLANEOUS.............................................   70
TAXATION....................................................   70
  TAX CONSEQUENCES TO HOLDERS OF SHARES OF RSTAR COMMON
     STOCK..................................................   72
  TAX CONSEQUENCES OF HOLDING GILAT ORDINARY SHARES.........   73
  ISRAELI TAXATION..........................................   74
INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS............   75
  GILAT.....................................................   75
  RSTAR EMPLOYMENT AGREEMENTS...............................   75

THE ACQUISITION AGREEMENT...................................   76
  THE EXCHANGE OFFER........................................   76
  THE OPTION FOR GILAT ORDINARY SHARES......................   76
  THE STARBAND LATIN AMERICA ACQUISITION....................   76
  THE VOTING AGREEMENT......................................   80
  RSTAR BOARD OF DIRECTORS..................................   81
  REPRESENTATIONS AND WARRANTIES............................   81
  CONDUCT OF THE BUSINESS OF STARBAND LATIN AMERICA PENDING
     THE CLOSING OF THE STARBAND LATIN AMERICA
     ACQUISITION............................................   81
  CONDUCT OF RSTAR PENDING THE CLOSING OF THE STARBAND LATIN
     AMERICA ACQUISITION....................................   82
  REVIEW OF RSTAR'S EXPENDITURES............................   82
  CONDITIONS TO CLOSING THE STARBAND LATIN AMERICA
     ACQUISITION............................................   83
  ADDITIONAL COVENANTS AND AGREEMENTS.......................   84
  CONDUCT OF THE PARTIES AFTER THE CLOSING OF THE STARBAND
     LATIN AMERICA ACQUISITION..............................   85
  TERMINATION OF THE ACQUISITION AGREEMENT..................   86
  AMENDMENT.................................................   87
  THE MASTER SERVICES AND SUPPLY AGREEMENT..................   87
CERTAIN INFORMATION REGARDING GILAT.........................   89
  GENERAL...................................................   89
  DIRECTORS AND EXECUTIVE OFFICERS OF GILAT.................   89
  INTERESTS OF GILAT'S DIRECTORS AND EXECUTIVE OFFICERS.....   93
  OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............   94
CERTAIN INFORMATION REGARDING RSTAR.........................  112
  GENERAL...................................................  112
  RSTAR'S DISCONTINUED EDUCATION BUSINESS...................  113
  MARKET OPPORTUNITY........................................  114
  THE RSTAR SOLUTION........................................  114
  RSTAR'S STRATEGY..........................................  116
  PRODUCTS AND SERVICES.....................................  117
  SALES AND MARKETING.......................................  118
  PRINCIPAL MARKETS AND CUSTOMERS...........................  118
  INFRASTRUCTURE AND TECHNOLOGY.............................  119
  COMPETITION...............................................  119
  GOVERNMENT REGULATION.....................................  119
  INTELLECTUAL PROPERTY.....................................  120
  EMPLOYEES.................................................  121
  DESCRIPTION OF PROPERTIES.................................  121
  LEGAL PROCEEDINGS.........................................  121
RSTAR OPERATING FINANCIAL REVIEW AND PROSPECTS..............  122
  CAUTIONARY STATEMENT......................................  122
  OVERVIEW..................................................  122
  RESULTS OF OPERATIONS.....................................  124
  LIQUIDITY AND CAPITAL RESOURCES...........................  125
  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
     RISK...................................................  126
BENEFICIAL SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND
  MANAGEMENT OF RSTAR.......................................  127
DESCRIPTION OF GILAT'S SHARE CAPITAL........................  129
COMPARISON OF RIGHTS OF RSTAR STOCKHOLDERS AND GILAT
  STOCKHOLDERS..............................................  130
  SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS.........  130
  DIRECTOR QUALIFICATIONS...................................  131
  REMOVAL OF DIRECTORS; VACANCIES...........................  131
  SPECIAL MEETING OF STOCKHOLDERS...........................  132
  ACTION BY WRITTEN CONSENT OF STOCKHOLDERS.................  132
  VOTE REQUIRED FOR EXTRAORDINARY CORPORATE TRANSACTIONS....  133
  BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS........  134
  STOCKHOLDER SUITS.........................................  135

  DISSENTERS' RIGHTS........................................  135
  DIVIDENDS.................................................  136
  AMENDMENTS TO CHARTER AND BY-LAWS.........................  136
  DIRECTOR LIABILITY........................................  137
  FIDUCIARY DUTIES OF DIRECTORS.............................  137
  RIGHTS OF INSPECTION......................................  138
  INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS.........  138
  QUORUM OF STOCKHOLDERS....................................  139
LEGAL MATTERS...............................................  139
EXPERTS.....................................................  140
INDEX TO FINANCIAL STATEMENTS...............................  F-1


ANNEX A: SECOND AMENDED AND RESTATED ACQUISITION AGREEMENT, DATED DECEMBER 31,
         2001, AMONG RSTAR CORPORATION, GILAT TO HOME LATIN AMERICA (HOLLAND) N.V. AND GILAT SATELLITE NETWORKS LTD.

ANNEX B: OPINION OF CIBC WORLD MARKETS CORP. DATED SEPTEMBER 7, 2001

     THIS OFFER TO EXCHANGE/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT GILAT FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS OFFER TO EXCHANGE/PROSPECTUS. YOU CAN OBTAIN THESE DOCUMENTS UPON WRITTEN OR ORAL REQUEST TO THE INFORMATION AGENT FOR THE EXCHANGE OFFER, GEORGESON SHAREHOLDER, 111 COMMERCE ROAD, CARLSTADT, NEW JERSEY 07072-2586, (866)821-0667, AND THROUGH THE SEC OR THE SEC'S INTERNET WEB SITE. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 6.



     DOCUMENTS INCORPORATED BY REFERENCE, EXCLUDING ALL EXHIBITS, ARE AVAILABLE TO SECURITY HOLDERS WITHOUT CHARGE, EXCEPT THAT IF AN EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE IN THIS OFFER TO EXCHANGE/ PROSPECTUS, THE EXHIBIT WILL ALSO BE PROVIDED WITHOUT CHARGE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE EXPIRATION OF THE EXCHANGE OFFER, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN WEDNESDAY, JULY 17, 2002.

                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

     The following summarizes the principal terms, conditions and other provisions of the exchange offer. rStar and Gilat urge you to read the section entitled "The Exchange Offer" and the Letter of Transmittal accompanying this offer to exchange/prospectus in their entirety.

Q:  WHO IS OFFERING TO EXCHANGE MY SHARES?

A: rStar is offering to exchange up to 6,315,789 shares of rStar common stock for a combination of cash and Gilat ordinary shares. rStar entered into an acquisition agreement with its majority stockholder Gilat, under which rStar has agreed to acquire all of the capital stock of StarBand Latin America (Holland) B.V., as subsidiary of Gilat, and also agreed to make this offer to exchange shares of rStar common stock for cash and Gilat ordinary shares.


Q:  DOES THE STATEMENT ON THE COVER PAGE REGARDING THIS OFFER TO
    EXCHANGE/PROSPECTUS BEING SUBJECT TO CHANGE AND THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION NOT BEING EFFECTIVE MEAN THAT RSTAR HAS NOT RESUMED THE EXCHANGE OFFER?



A: No. Effectiveness of the registration statement of which this offer to exchange/prospectus is a part is not necessary for rStar to resume the exchange offer. In accordance with the rules of the Securities and Exchange Commission, rStar has resumed the exchange offer before the related registration statement has been declared effective by the Securities and Exchange Commission, in an effort to complete the exchange offer as quickly as possible. rStar cannot, however, accept for exchange any shares tendered in the exchange offer until the related registration statement is declared effective by the Securities and Exchange Commission and the other conditions of the exchange offer have been satisfied or, where permissible, waived. rStar has resumed the exchange offer as of June 25, 2002, the date this updated offer to exchange/prospectus and related Letter of Transmittal is being mailed to rStar stockholders.



Q:  HAVE RSTAR STOCKHOLDERS APPROVED THE ACQUISITION AGREEMENT WITH GILAT?



A: Yes. On April 30, 2002, rStar held its annual meeting for the year ended December 31, 2001, at which rStar stockholders approved, among other things, the acquisition agreement and the transactions contemplated by the acquisition agreement, including the exchange offer and rStar's acquisition of StarBand Latin America. Details of the StarBand Latin American acquisition were provided in rStar's proxy statement dated March 28, 2002.


Q:  HOW MANY SHARES OF rSTAR COMMON STOCK ARE BEING SOUGHT IN THE EXCHANGE
OFFER?


A: rStar is seeking to exchange up to 6,315,789 shares of rStar common stock, par value $0.01 per share, other than shares of rStar common stock held directly or indirectly by Gilat. These 6,315,789 shares represent approximately 10% of the total number of shares of rStar common stock outstanding and 29% of the outstanding shares of rStar common stock not held by Gilat or its corporate affiliates, based upon the total number of shares of rStar common stock outstanding as of June 24, 2002.


Q:  WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES OF rSTAR COMMON STOCK?

A: For each share of rStar common stock that you validly tender in the exchange offer, you will receive from rStar:


     - 0.0738 of a Gilat ordinary share. Based upon the last reported closing price for the Gilat ordinary shares on the Nasdaq National Market on June 24, 2002, this fraction of a Gilat ordinary share has a value of approximately $0.09; and


     - cash consideration in an amount between $0.32 and $1.58 per share, calculated pursuant to the formula described below.

     You are urged to obtain current market quotations for your shares of rStar common stock and for Gilat ordinary shares.

     You will not receive any interest on any cash that rStar pays you, even if there is a delay in making the exchange.

     You will not receive any fractional Gilat ordinary shares pursuant to the exchange offer. Instead you will receive cash in an amount equal to the product obtained by multiplying (x) the fractional interest of Gilat ordinary shares that you would otherwise be entitled to receive pursuant to the exchange offer by (y) the average of the closing price of Gilat ordinary shares as reported on the Nasdaq National Market for the five consecutive trading days ending on the trading day immediately prior to the date on which rStar accepts tendered shares in the exchange offer.

Q:  HOW CAN I FIND THE FINAL VALUE OF THE CASH CONSIDERATION?

A: You will receive between $0.32 and $1.58 in cash for each share of rStar common stock that you tender in the exchange offer. The cash consideration will be calculated pursuant to a formula that depends upon the average closing price for a Gilat ordinary share reported on the Nasdaq National Market for the 10-day trading period ending on the fifth trading day before the expiration of the exchange offer. Generally, according to the formula:

     - If the average trading price for Gilat ordinary shares equals $12.00, the cash consideration per share of rStar common stock will equal $0.95;

     - If the average trading price for Gilat ordinary shares is less than $12.00, the cash consideration per share will increase from $0.95 by approximately $0.074 for every one dollar that the average trading price for Gilat ordinary shares is less than $12.00. However, in no event will the cash consideration be more than $1.58 per share of rStar common stock; and

     - If the average trading price for Gilat ordinary shares is more than $12.00, the cash consideration per share will decrease from $0.95 by approximately $0.074 for every one dollar that the average trading price for Gilat ordinary shares is more than $12.00. However, in no event will the cash consideration be less than $0.32 per share of rStar common stock.

     The following table illustrates the cash consideration, calculated in accordance with the rules described above, that would be payable in the exchange offer for each share of rStar common stock validly tendered in the exchange offer, if the 10-day average closing price for a Gilat ordinary share ending five trading days before the expiration of the exchange offer were within a range of $1.00 to $23.00 per share, at $1.00 intervals:

                                       CASH CONSIDERATION PER SHARE,
AVERAGE GILAT ORDINARY SHARE VALUE   ROUNDED TO THE NEAREST WHOLE CENT
----------------------------------   ---------------------------------
1.00..........$......                              $1.58
 2.00.........$......                              $1.58
 3.00.........$......                              $1.58
 4.00.........$......                              $1.54
 5.00.........$......                              $1.47
 6.00.........$......                              $1.39
 7.00.........$......                              $1.32
 8.00.........$......                              $1.25
 9.00.........$......                              $1.17
10.00.........$......                              $1.10
11.00.........$......                              $1.02
12.00.........$......                              $0.95
13.00.........$......                              $0.88
14.00.........$......                              $0.80

                                       CASH CONSIDERATION PER SHARE,
AVERAGE GILAT ORDINARY SHARE VALUE   ROUNDED TO THE NEAREST WHOLE CENT
----------------------------------   ---------------------------------
15.00.........$......                              $0.73
16.00.........$......                              $0.65
17.00.........$......                              $0.58
18.00.........$......                              $0.51
19.00.........$......                              $0.43
20.00.........$......                              $0.36
21.00.........$......                              $0.32
22.00.........$......                              $0.32
23.00.........$......                              $0.32


     The average closing market price for the Gilat ordinary shares for the 10-day trading period preceding the fifth day prior to the date of this offer to exchange/prospectus was approximately $1.40. Therefore, if the exchange offer expired today, based upon the table and formula described above, each share of rStar common stock tendered in the exchange offer would receive cash consideration equal to approximately $1.58 per share.


     For more information regarding the formula pursuant to which the cash consideration will be calculated, as well as some illustrative examples regarding the calculation of the per share cash consideration, see "The Exchange Offer -- Basic Terms -- The Consideration."

Q:  WILL RSTAR AND GILAT NOTIFY ME OF THE FINAL VALUE OF THE CASH CONSIDERATION?


A: Yes. Before 9:00 A.M., New York City time, on the fourth trading day before the exchange offer expires, rStar and Gilat will issue a press release announcing the final value of the cash consideration offered in exchange for each share of rStar common stock, as well as the average closing price for the Gilat ordinary share reported on the Nasdaq National Market over the 10-day trading period ending on the fifth trading day prior to the expiration of the exchange offer. The press release will also announce the value of 0.0738 of a Gilat ordinary share based upon the last reported closing price for Gilat ordinary shares reported on the Nasdaq National Market prior to the issuance of the press release. rStar and Gilat will file the press release with the Securities and Exchange Commission.


     In addition, you may call Georgeson Shareholder, the information agent for the exchange offer, for the average trading price for Gilat ordinary shares and the final value of the cash consideration. The contact information for the information agent is included on the back cover page of this offer to exchange/prospectus.

Q:  HOW MANY SHARES MAY I TENDER?


A: You may tender all of the shares of rStar common stock you own. However, if more than 6,315,789 shares of rStar common stock are validly tendered and not properly withdrawn prior to the expiration of the exchange offer, rStar will exchange shares on a pro rata basis. This means that all of the shares you tender may not be accepted. For more information regarding the proration provisions, see the discussion under "The Exchange Offer -- Basic Terms; Proration."


Q:  HOW LONG DO I HAVE TO TENDER MY SHARES?


A: You may tender your shares until the exchange offer expires. The exchange offer commenced on March 28, 2002 and was initially set to expire on April 30, 2002, at 12:00 midnight, New York City time. However, on April 1, 2002, in accordance with the rules and regulations of the Securities and Exchange Commission, rStar and Gilat temporarily suspended the exchange offer until such time as rStar stockholders were provided with an updated offer to exchange/prospectus containing Gilat's audited financials statements for the year ended December 31, 2001. These audited financial statements of Gilat are contained in this offer to exchange/prospectus. Accordingly, rStar has resumed the exchange offer as of June 25, 2002, the date this updated offer to exchange/prospectus is being mailed to rStar stockholders and has extended the expiration date of the exchange offer to Thursday, July 25, 2002, at 12:00 midnight, New York City time.



     rStar may also, with Gilat's consent, choose to extend again the exchange offer at any time for reasons unrelated to the suspension of the exchange offer. However, except as described above, rStar cannot assure you that it will extend the exchange offer or, if it is extended, for how long.


Q:  HOW WILL I BE NOTIFIED IF RSTAR EXTENDS THE EXCHANGE OFFER?


A: If a decision is made to extend the exchange offer again, rStar will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer. See "The Exchange Offer -- Extension, Termination, Amendment, and Temporary Suspension."


Q:  HOW DO I TENDER MY SHARES?

A: To tender your shares, prior to the expiration of the exchange offer, you should do one of the following:

     - if you hold your shares in your own name, you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the exchange agent for the exchange offer, at one of the addresses appearing on the back cover page of this offer to exchange/prospectus prior to the expiration of the exchange offer; or

     - if you hold your shares in "street name" through a broker, you may direct your broker to tender your shares through the book-entry transfer procedures of The Depositary Trust Company. The exchange agent must receive a confirmation of receipt of your shares of rStar common stock by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

     - if your stock certificates are not immediately available or you cannot comply with the book-entry transfer procedure before the expiration date, you must comply with the guaranteed delivery procedures outlined in "The Exchange Offer -- Procedure for Tendering Shares of rStar Common
       Stock -- Guaranteed Delivery."

     You may also contact Georgeson Shareholder, the information agent for this exchange offer, or your broker for assistance. The contact information for the information agent is set forth on the back cover page of this offer to exchange/prospectus. See also the instructions to the Letter of Transmittal.

Q: ONCE I HAVE TENDERED MY SHARES IN THE EXCHANGE OFFER, MAY I WITHDRAW MY TENDERED SHARES?


A: Yes. You are entitled under applicable rules of the Securities and Exchange Commission to withdraw your tendered shares of rStar common stock at any time prior to Thursday, July 25, 2002, 12:00 midnight, New York City time, and at any time thereafter unless rStar has previously accepted your tendered shares for exchange. See "The Exchange Offer -- Withdrawal Rights."


Q:  HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?

A: You must deliver on a timely basis a written, telegraphic or facsimile notice of your withdrawal, with the required information, to the exchange agent for the exchange offer at one of the addresses appearing on the back cover page of this offer to exchange/prospectus. See "The Exchange Offer -- Withdrawal Rights."

Q:  IF I DECIDE NOT TO TENDER, HOW WILL THE EXCHANGE OFFER AFFECT MY SHARES?

A: - The exchange of shares pursuant to this exchange offer will reduce the number of shares of rStar common stock that might otherwise trade publicly and may reduce the number of rStar stockholders, which could adversely affect the liquidity and market value of the remaining shares of rStar common stock held by the public.

     - Upon completion of the exchange offer, assuming that the maximum number of shares are tendered in the exchange offer, Gilat will beneficially hold approximately 85% of the outstanding shares of rStar common stock.

     - The exchange offer does not entitle you to appraisal or dissenters' rights with respect to your shares of rStar common stock.


       Note that on February 14, 2002, rStar received notice from the Nasdaq National Market that its common stock could be delisted because the price of rStar common stock failed to satisfy the minimum bid price requirements for continued listing on the Nasdaq National Market. On May 8, 2002, rStar received a notice from the Nasdaq National Market that its common stock would be delisted: (i) if by June 30, 2002, rStar did not obtain stockholder ratification of its May 2001 transaction with Spacenet Inc., as wholly-owned subsidiary of Gilat; (ii) if, by May 15, 2002, rStar failed to maintain a minimum $1.00 closing bid price for more than 30 consecutive trading days; and (iii) because rStar failed to hold an annual meeting of its stockholders for the year ended December 31, 2000. On May 17, 2002, rStar received notice from the Nasdaq National Market formally notifying rStar that it did not comply with the minimum closing bid price requirements. On May 28, 2002, Nasdaq granted rStar's request to transfer the listing of its common stock, subject to a few exceptions, to the Nasdaq SmallCap Market, which has temporarily waived the $1.00 minimum closing bid price requirement. Effective May 31, 2002, rStar began trading on the Nasdaq SmallCap Market under the symbol "RSTRC." If rStar fails to comply with any of the terms of the exception or the continued listing requirements, including demonstrating compliance with the $1.00 minimum bid price requirements by August 13, 2002, its common stock could be immediately delisted from the Nasdaq Stock Market. In addition, rStar has called a special meeting of its stockholder on June 28, 2002 to ratify the May 2001 transaction with Spacenet and address its failure to hold an annual meeting for the year ended 2000. For more information regarding the possible delisting of rStar common stock, see "The Exchange Offer -- Issues Concerning Liquidity, Listing and Registration of rStar Common Stock -- rStar's Receipt of Nasdaq Delisting Notice."


Q:  WHAT DOES rSTAR'S BOARD OF DIRECTORS THINK OF THE EXCHANGE OFFER?

A: rStar's Board of Directors, based upon, among other things, the recommendation of a special committee comprised of independent directors, has approved the acquisition agreement and has determined that the transactions contemplated by the acquisition agreement, including the exchange offer, are fair to, and in the best interests of, rStar stockholders.

     However, none of rStar, its Board of Directors or any other person is making any recommendation as to whether you should tender or refrain from tendering your shares of rStar common stock.

     You must decide whether to tender your shares of rStar common stock and, if so, how many shares of rStar common stock to tender. You should discuss whether to tender your shares of rStar common stock with your broker or other financial advisor.

                      WHERE YOU CAN FIND MORE INFORMATION

     rStar and Gilat are subject to the information and periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with those requirements, file annual reports and other information with the United States Securities & Exchange Commission ("SEC"). However, as a foreign registrant, Gilat and its stockholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to Gilat or its stockholders include proxy solicitations rules, the short-swing insider profit disclosure rules of Section 16 of the Exchange Act and the rules regarding filing quarterly reports with the SEC, which are required to be filed only if required in Gilat's home country.

     You may read and copy any reports, statements or other information that Gilat or rStar file with the SEC at the SEC's public reference rooms at the following locations:

  Public Reference Room            Chicago Regional Office
  450 Fifth Street, N W            Citicorp Center
  Room 1024                        500 West Madison Street
  Washington, DC 20549             Suite 1400
                                   Chicago, IL 60661-2511

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available to the public from commercial document retrieval services. Some of these documents are also available at the Internet web site maintained by the SEC at "http://www.sec.gov." Since Gilat does not file documents with the SEC electronically, its SEC filings are generally unavailable on the SEC's web site. rStar, however, does file electronically.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     Gilat originally filed a registration statement on Form F-4 on October 11, 2001, to register with the SEC the Gilat ordinary shares to be issued to rStar stockholders in the exchange offer. The Form F-4 was declared effective by the SEC on March 28, 2002, the same day that rStar commenced the exchange offer. However, on April 1, 2002, pursuant to SEC rules and regulations, rStar and Gilat temporarily suspended the exchange offer until such time as rStar stockholders were provided with an updated offer to exchange/prospectus containing Gilat's audited financial statements for the year ended December 31, 2001. These financial statements are contained in a post-effective amendment to the registration statement on Form F-4, which Gilat filed with the SEC on June 25, 2002. This updated offer to exchange/ prospectus is a part of that post-effective amendment to the registration statement on Form F-4 and constitutes a prospectus of Gilat, in addition to being an offer to exchange of both rStar and Gilat. Also, on February 14, 2002, rStar and Gilat filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act to furnish certain information about the exchange offer. You may obtain copies of the Form F-4 and the Schedule TO (and any amendments and supplements to those documents) in the manner described above. As allowed by SEC rules, this document does not contain all the information you can find in Gilat's registration statement or the exhibits to the registration statement.


     The SEC allows Gilat to "incorporate by reference" information into this offer to exchange/prospectus, which means that:

     - incorporated documents are considered part of this offer to exchange/prospectus;

     - Gilat can disclose important information to you by referring you to those documents;

     - information in this offer to exchange/prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this offer to exchange/prospectus;

     - information in a document incorporated by reference in this offer to exchange/prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this offer to exchange/prospectus; and

     - information that Gilat files with the SEC after the date of this offer to exchange/prospectus that is incorporated by reference in this offer to exchange/prospectus automatically updates and supersedes this offer to exchange/prospectus.

     This offer to exchange/prospectus incorporates by reference the documents and financial statements set forth below, except to the extent modified or superseded by this offer to exchange/prospectus, that have been previously filed with the SEC. These documents and financial statements contain important information about Gilat and its financial condition:



     - Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed on May 31, 2002; and



     - Current Reports of Foreign Private Issuer on Form 6-K, filed on April 11, 2002, April 16, 2002, April 18, 2002, May 20, 2002, June 4, 2002, and
       June 9, 2002.



Gilat's SEC file number is 0-21218.



     This offer to exchange/prospectus may also incorporate by reference additional documents that Gilat may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any Form 6-K filed by Gilat which so provides, from the date of this offer to exchange/prospectus to the date that shares of rStar common stock are accepted for exchange pursuant to the offer or the date that the offer is terminated. This offer to exchange/prospectus does not incorporate by reference the claims regarding the safe harbor for forward-looking statements contained in Gilat's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.



     You can obtain any of the documents incorporated by reference through the information agent for the offer, Georgeson Shareholder at, 111 Commerce Road Carlstadt, New Jersey 07072-2586, (866) 821-0667, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available without charge, excluding all exhibits, except that if an exhibit is specifically incorporated by reference in this offer to exchange/prospectus, the exhibit will also be provided without charge. In order to receive timely delivery of the documents before the expiration of the exchange offer, you should make your request no later than Wednesday, July 17, 2002. If you request any of the incorporated documents from the information agent, the information agent will mail them to you by first class mail, or another equally prompt means of delivery, within one business day after the information agent receives your request.



     You should rely only on the information contained in this offer to exchange/prospectus or to which rStar and Gilat have referred you. Neither rStar nor Gilat has authorized anyone to provide you with information or make any representation on behalf of rStar or Gilat in connection with this exchange offer other than those contained in this offer to exchange/prospectus or in the related Letter of Transmittal. This offer to exchange/prospectus is dated June 25, 2002, and you should not assume that the information contained in this offer to exchange/prospectus is accurate as of any date other than the date of this document.

                                    SUMMARY


     The following is a brief summary of information contained in this offer to exchange/prospectus. You should carefully read this entire offer to exchange/prospectus and the other documents to which this offer to exchange/prospectus refers you in order to fully understand the exchange offer. See "Where You Can Find More Information" on page 6.


THE COMPANIES

  GILAT SATELLITE NETWORKS LTD.

     Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks based on very small aperture terminals, referred to in the network communications industry as VSATs. These small units, which attach to personal computers, enable the transmission of data, voice and images to and from certain satellites.

     Gilat was incorporated in Israel in 1987. Gilat's corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. The telephone number is (972) 3-925-2000.

     Currently, Gilat is the beneficial owner of approximately 65.5% of the outstanding shares of rStar common stock.


     For the fiscal year-ended December 31, 2001, Gilat's total revenue was $386,029,000 and its net loss for the year-end was $429,112,000. During the year ended December 31, 2001, Gilat did not meet its projected forecasts, primarily because of the negative impact on the communications industry. As such, Gilat experienced a slowdown in orders and sales in virtually all of its markets -- telephony, consumer and enterprise. As a result, Gilat's management adjusted the forecast of revenues for the years 2001 and 2002 and decided to discontinue selling certain products, to reduce Gilat's costs and to improve profitability.



     Furthermore, certain circumstances such as the global decrease in investments in telecommunications companies and depressed market conditions indicated that the carrying amount of Gilat's investments would not be recoverable. As a result, in 2001, Gilat recorded restructuring charges, write-offs and other significant charges of $346.3 million. For more information about these charges and write-offs, please see Gilat's consolidated financial statements included in this offer to exchange/prospectus, as well as "Certain Information Regarding Gilat" beginning on page 89.


     Under applicable federal securities laws, Gilat is deemed to be making the exchange offer along with rStar because (1) Gilat is the majority stockholder of rStar and (2) as described below, Gilat is providing rStar, via the option, up to 466,105 Gilat ordinary shares for the exchange offer, in exchange for which rStar will issue to Gilat that number of shares of rStar common stock equal to 60% of the shares validly tendered in the exchange offer.

  rSTAR CORPORATION

     rStar is a Delaware corporation, headquartered in San Ramon, California. rStar was founded in June 1997 and until March 2001, operated under the name ZapMe! Corporation. rStar develops, provides and manages satellite-based networks for large-scale deployment across user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed through its satellite broadband Internet gateway and bi-directional solutions exclusively in the United States. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network.

     rStar is headquartered at 3000 Executive Parkway, Suite 150, San Ramon, California 94583 and its phone number is (925) 543-0300.

     For the fiscal year-ended December 31, 2001, rStar did not have any revenues and had a net loss of $27,371,000. For more information regarding rStar, see "Certain Information Regarding rStar" beginning on page 112. For the quarter ending March 31, 2002, rStar did not have any revenues and had a net loss of $2,841,000.


     Under applicable federal securities laws, rStar is deemed to be an underwriter for the Gilat ordinary shares, because it holds an option from Gilat to purchase up to 466,105 Gilat ordinary shares that it will distribute to rStar stockholders in exchange for their shares of rStar common stock, as described in this offer to exchange/prospectus.

THE EXCHANGE OFFER AND RELATED TRANSACTIONS

     rStar entered into an acquisition agreement with its majority stockholder Gilat. The acquisition agreement contemplates two transactions:

     - rStar will acquire StarBand Latin America from Gilat in exchange for 43,103,448 shares of rStar common stock; and

     - rStar will make an offer to exchange up to 6,315,789 shares of rStar common stock, for a combination of cash and Gilat ordinary shares. rStar currently does not own any Gilat ordinary shares. In connection with the exchange offer, Gilat will grant rStar an option to acquire up to 466,105 Gilat ordinary shares that will be offered to rStar stockholders in exchange for the shares of rStar common stock. Under the option, in consideration for providing rStar the Gilat ordinary shares, rStar will issue to Gilat that number of shares of rStar common stock equal to 60% of the number of shares tendered in the exchange offer. The cash consideration that is offered to rStar stockholders in exchange for shares of rStar common stock will be paid from rStar's cash reserves. The cash consideration is calculated pursuant to a formula described in this offer to exchange/ prospectus, that depends upon the average trading price of the Gilat ordinary shares over a period of time ending before the expiration of the exchange offer.

     The closing of the exchange offer is subject to, among other things, the closing of rStar's acquisition of StarBand Latin America. In other words, if the StarBand Latin America acquisition is not completed, rStar cannot complete the exchange offer.

  rStar Stockholder Approval of the Acquisition Agreement


     Moreover, under the acquisition agreement, rStar cannot acquire StarBand Latin America or complete the exchange offer unless, among other conditions, it obtains rStar stockholder approval of the acquisition agreement and the transactions it contemplates, including the exchange offer and rStar's acquisition of StarBand Latin America. In accordance with applicable federal securities laws, rStar mailed its proxy materials to rStar stockholders of record as of March 22, 2002 to obtain the necessary approval. Only rStar stockholders of record as of March 22, 2002 were entitled to vote to approve the acquisition agreement and the transactions it contemplates.



     On April 30, 2002, rStar held its annual meeting for the year ended December 31, 2001, at which rStar stockholders approved, among other things, the acquisition agreement and the transactions contemplated by the acquisition agreement, including the exchange offer and rStar's acquisition of StarBand Latin America. Having obtained the necessary stockholder approval, rStar and Gilat expect to consummate rStar's acquisition of StarBand Latin America on the same date that the exchange offer expires.


  The StarBand Latin America Acquisition

     Using Gilat's proprietary technology, the StarBand Latin America business, as currently conducted, primarily offers satellite-based telephony services throughout Latin America. It has also recently introduced satellite-based services for high-speed Internet access through networks in Brazil, Argentina,

Peru and Colombia. rStar's Board of Directors, based upon the recommendation of a special committee of independent directors, approved the acquisition of StarBand Latin America because it believes that this transaction will enable rStar to enter into a market that has a great deal of potential and will create better value for rStar stockholders.

     The acquisition agreement between Gilat and rStar also provides that rStar make a special cash distribution to its stockholders if the StarBand Latin American business fails to meet certain earnings targets for each of the one-year periods ending June 30, 2003 and June 30, 2004. rStar estimates, based upon the number of shares of rStar common stock that it expects will be outstanding immediately following rStar's acquisition of StarBand Latin America and the closing of the exchange offer, that the maximum special cash distribution payable by rStar would represent, in the aggregate, approximately $0.63 per share of rStar common stock. Conversely, if the StarBand Latin America business exceeds the earning targets for the one-year periods ending June 30, 2003 and June 30, 2004, rStar will issue to Gilat a maximum of approximately
10.7 million shares, in the aggregate, of rStar common stock.

     The determination of whether the StarBand Latin America business meets the applicable earnings targets and the amount, if any, of the special cash distribution, corresponds to the net profit/loss of the StarBand Latin America business during those one-year periods. If, for example, the earnings target in the acquisition agreement were measured as of the one-year period ended June 30, 2001, rStar stockholders, other than Gilat, would be entitled to a special cash distribution of $5 million, in the aggregate, because the StarBand Latin America business had a net loss of $3,360,000 during that period, which fails to satisfy the required earnings target. Although the StarBand Latin America business currently has a net loss, there is no assurance that for the one-year periods ended June 30, 2003 or June 30, 2004, the StarBand Latin America business will suffer a similar loss or any loss at all, in which case rStar stockholders may not be entitled to any special cash distribution.


     For more information regarding the StarBand Latin America acquisition, see the discussion under "The Acquisition Agreement -- The StarBand Latin America Acquisition." Additional information regarding the acquisition is also provided in rStar's proxy statement dated March 28, 2002.


THE EXCHANGE OFFER

     Upon completion of its acquisition of StarBand Latin America, rStar's business will commit a significant portion of its resources and technical expertise to the Latin American market for voice and data services, which differs from the business that rStar currently conducts in the United States. rStar also does not currently operate outside the United States. As a result, and in order to provide an immediate benefit to the non-Gilat stockholders, rStar and Gilat agreed to allow stockholders the opportunity to reduce their exposure to the risks and uncertainties of rStar's new business model by tendering their shares of rStar common stock in the exchange offer.

     You should note, however, that if you tender all of your shares of rStar common stock in the exchange offer, and all of your shares are accepted by rStar for exchange, you will not be able to participate in any future benefit associated with being an rStar stockholder, including the special cash distribution that may be payable to rStar stockholders if the StarBand Latin America business, as discussed above, fails to meet certain earnings targets.

     Set forth below is an illustrative flow chart reflecting the structure of the StarBand Latin America acquisition and exchange offer:

[TRANSACTIONS FLOW CHARTS]

GILAT'S OWNERSHIP OF RSTAR COMMON STOCK


     As of the date of this offer to exchange/prospectus, Gilat beneficially owns approximately 65.5% of the outstanding shares of rStar common stock. It is expected that after the completion of the StarBand Latin America acquisition and the exchange offer, Gilat's beneficial ownership of the outstanding shares of rStar common stock will increase to approximately 85%. Gilat's beneficial ownership of the outstanding rStar common stock could increase further to approximately 86.5% if the StarBand Latin American business achieves certain earnings targets over the next two and a half years.



     Conversely, non-Gilat stockholders currently own approximately 34.5% of the outstanding shares of rStar common stock. Upon completion of the StarBand Latin America acquisition and the exchange offer, it is expected that such ownership will decrease to approximately 15% of the outstanding shares of rStar common stock. If the StarBand Lain America business achieves the earnings targets and the maximum number of additional shares of rStar common stock are issued to Gilat, the non-Gilat stockholders' ownership of the outstanding shares of rStar common stock could decrease further to approximately 13.5%.


     Attached to this offer to exchange/prospectus as Annex A is the acquisition agreement. Please read the acquisition agreement because it is the legal document that governs, among other things, the exchange offer and rStar's acquisition of StarBand Latin America. The acquisition agreement was originally executed on April 23, 2001 and amended and restated on September 7, 2001 and December 31, 2001. The acquisition agreement, as amended and restated on September 7, 2001, is referred to as the first amended acquisition agreement and the acquisition agreement, as amended and restated on December 31, 2001, is referred to as the second amended acquisition agreement. Unless specifically stated, all references to the acquisition agreement are intended to mean the second amended acquisition agreement attached as Annex A.


OPINION OF CIBC WORLD MARKETS CORP. (SEE PAGE 48)


     In connection with its evaluation of the first amended acquisition agreement dated September 7, 2001, a special committee consisting of independent directors of rStar received a written opinion, dated September 7, 2001, from CIBC World Markets Corp. as to the fairness, from a financial point of view and as of that date, of the consideration to be received by the holders of rStar common stock, other than Gilat and its affiliates, in the exchange offer as provided for in the first amended acquisition agreement. CIBC World Markets was not requested to, and it did not, update its opinion in connection with the special committee's evaluation of the second amended acquisition agreement dated December 31, 2001 which provided for, among other things, an adjustment to the exchange offer consideration given that the exchange offer consideration, as revised in the second amended acquisition agreement, provided for aggregate consideration to the rStar stockholders consistent with the financial terms revised and approved by the rStar board of directors and special committee on September 7, 2001.

     The full text of CIBC World Markets' written opinion dated September 7, 2001 to the special committee is attached as Annex B to this offer to exchange/prospectus. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. CIBC WORLD MARKETS' OPINION DOES NOT ADDRESS ANY ASPECT OF THE EXCHANGE OFFER OTHER THAN THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE OFFER CONSIDERATION PROVIDED FOR IN THE FIRST AMENDED ACQUISITION AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES IN THE EXCHANGE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE EXCHANGE OFFER OR RELATED TRANSACTIONS.


MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 70)


     Generally, the receipt of Gilat ordinary shares and cash in exchange for your shares of rStar common stock will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under state, local or foreign income or other tax laws. Also, if you do not complete and sign the Substitute Form W-9 included with the Letter of Transmittal you may be subject to "backup withholding" of U.S. federal income tax.

REGULATORY MATTERS


     Other than the SEC declaring effective Gilat's post-effective amendment to the registration statement of which this offer to exchange/prospectus is a part, neither rStar nor Gilat believes that any additional material governmental filings are required with respect to the exchange offer.



ACCOUNTING TREATMENT (SEE PAGE 70)



     Gilat will account for the exchange offer and the StarBand Latin America acquisition, which will increase Gilat's beneficial ownership in rStar to approximately 85% as follows: (i) the exchange offer will be accounted for on the basis of fair values under the purchase method of accounting and (ii) rStar's acquisition of StarBrand Latin America will be accounted for as a transaction between entities under common control.



COMPARATIVE RIGHTS OF STOCKHOLDERS OF RSTAR AND GILAT (SEE PAGE 130)


     Gilat ordinary shares are being offered along with cash for your shares of rStar common stock tendered pursuant to the exchange offer. Because rStar is a corporation organized under the laws of Delaware and Gilat is a corporation organized under the laws of Israel, there are differences between the rights of rStar stockholders and the rights of Gilat stockholders.

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

     This offer to exchange/prospectus contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may" and "should." These statements are not guarantees of performance. They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause the future results and stockholder value of rStar and/or Gilat to differ materially from those expressed in these statements. The actual actions or results of rStar and/or Gilat may differ materially from those expected or anticipated in the forward-looking statements.


     The safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available for forward-looking statements made in the context of the exchange offer. In making these statements, rStar and Gilat believe that their expectations are based on reasonable assumptions. However, you should understand that the following important factors (some of which are beyond Gilat's and rStar's control), in addition to those discussed elsewhere in this offer to exchange/prospectus and in the documents that Gilat has incorporated by reference, could affect the future results of each of them. These factors could also cause the results or other outcomes to differ materially from those expressed in the forward-looking statements of rStar and Gilat:


     - developments and market trends in satellite-delivered Internet access, television or telephone market particularly in Latin America;

     - the limited experience of rStar and Gilat in the Latin American market;

     - technological developments, particularly relating to Internet and satellite technology;

     - the timing and success of business development efforts of rStar and Gilat;

     - the anticipated growth strategies for rStar and Gilat;

     - ability of rStar to perform well under its new business model;

     - the level of competition Gilat and rStar experience in their respective businesses and its effect on the pricing of their respective goods and services;

     - acceptance by businesses of the Internet as a medium for communicating with their customers, vendors and other business partners particularly in Latin America;

     - future expenditures of Gilat and rStar for capital projects and their available financial resources;

     - the ability of rStar and Gilat to continue to control costs and maintain quality;

     - the direct or indirect effects on rStar's and Gilat's business resulting from the terrorist incidents on September 11, 2001;

     - general economic, business and social conditions both in the United States and in Latin America; and

     - other uncertainties, all of which are difficult to predict and many of which are beyond the control of rStar and Gilat.

     Neither rStar nor Gilat undertakes any obligation to make any revision to the forward-looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document.

                         SELECTED FINANCIAL INFORMATION



SELECTED CONSOLIDATED FINANCIAL DATA OF GILAT



     The tables below present portions of Gilat's financial statements and are not complete. rStar stockholders should read the following selected financial data together with the discussion under "Certain Information Regarding
Gilat -- Operating and Financial Review and Prospectus" and the consolidated financial statements and related notes included in this offer to exchange/prospectus. The selected consolidated statement of operations data set forth below with respect to the year ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 have been prepared in accordance with U.S. GAAP and have been derived from financial statements audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. The selected consolidated balance sheet data set forth below as of December 31, 1999 has been prepared in accordance with U.S. GAAP and have been derived from financial statements audited by Kost, Forer & Gabbay, a member of Ernst & Young Global. The selected consolidated statement of operations data set forth below with respect to the year ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000 and 2001 have been prepared in accordance with U.S. GAAP and have been derived from Gilat's audited financial statements included in this offer to exchange/prospectus and audited by Kost, Forer & Gabbay, a member of Ernst & Young Global.



                                                          YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------------
                                      1997          1998          1999           2000           2001
                                    --------      --------      --------      ----------      ---------
Revenues:
  Products....................      $101,309      $147,767      $238,564      $  398,299      $ 279,297
  Services....................         2,381         7,568        99,309         106,263        106,732
                                    --------      --------      --------      ----------      ---------
                                     103,690       155,335       337,873         504,562        386,029
                                    --------      --------      --------      ----------      ---------
Cost of revenues:
  Products....................        58,603        82,198       146,084         265,259        194,374
  Services....................           139         4,405        74,055          79,182         94,665
  Write-off of inventories....            --         9,495         4,634              --         59,790
                                    --------      --------      --------      ----------      ---------
                                      58,742        96,098       224,773         344,441        348,829
                                    --------      --------      --------      ----------      ---------
Gross profit..................        44,948        59,237       113,100         160,121         37,200
                                    --------      --------      --------      ----------      ---------
Research and development
  costs, net..................         8,121        12,780        24,791          31,272         38,248
Selling and marketing, general
  and administrative
  expenses....................        20,161        27,237        65,991          82,444        121,479
Provision and write-off for
  doubtful accounts and
  capital lease receivables...           160         1,840         2,423           3,654        134,614
Prepayment of remaining
  royalty commitments to the
  OCS.........................                                                                    3,447
Impairment of assets..........            --            --            --              --         93,562
Acquired in-process research
  and development.............            --        80,000            --              --
Restructuring charges.........            --        11,989          (356)             --         30,284
                                    --------      --------      --------      ----------      ---------
Operating income (loss).......        16,506       (74,609)       20,251          42,751       (384,434)
Financial income (expenses),
  net.........................           538        (1,247)        3,267          (1,289)       (21,334)
Write-off of investments
  associated with
  restructuring...............            --        (2,700)         (896)             --
Impairment of investments in
  companies...................            --            --            --          (9,350)       (28,007)
Other income, net.............            30           162            --              --
                                    --------      --------      --------      ----------      ---------
Income (loss) before taxes on
  income......................        17,074       (78,394)       22,622          32,112       (433,775)
Taxes on income...............           130           286         2,475           2,003            974
                                    --------      --------      --------      ----------      ---------
Income (loss) after taxes on
  income......................        16,944       (78,680)       20,147          30,109       (434,749)
Equity in losses of affiliated
  companies...................            --          (703)         (536)           (950)          (252)

                                                          YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------------
                                      1997          1998          1999           2000           2001
                                    --------      --------      --------      ----------      ---------
Acquired in-process research
  and development related to
  an affiliated company.......            --            --            --         (10,000)
Minority interest in losses of
  a subsidiary................            --            --            --             276          5,889
                                    --------      --------      --------      ----------      ---------
Net income (loss).............      $ 16,944      $(79,383)     $ 19,611      $   19,435      $(429,112)
                                    ========      ========      ========      ==========      =========
Net earnings (loss) per share:
  Basic.......................      $   1.56      $  (7.18)     $   0.96      $     0.86      $  (18.37)
                                    ========      ========      ========      ==========      =========
  Diluted.....................      $   1.51      $  (7.18)     $   0.92      $     0.81      $  (18.37)
                                    ========      ========      ========      ==========      =========
Weighted average number of
  shares used in computing net
  earnings (loss) per share
  (in thousands):
  Basic.......................        10,895        11,059        20,447          22,516         23,361
                                    ========      ========      ========      ==========      =========
  Diluted.....................        11,255        11,059        21,429          24,099         23,361
                                    ========      ========      ========      ==========      =========

                                                          YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------------
                                      1997          1998          1999           2000           2001
                                    --------      --------      --------      ----------      ---------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...............      $ 85,081      $ 89,227*     $265,307      $  542,895      $ 249,572
Total assets..................       213,739       412,674*      681,953       1,252,332        858,622
Short-term bank credit and
  current maturities of
  long-term debt..............         2,719        23,158         6,986          14,819         29,888
Convertible subordinated
  notes.......................        75,000        75,000        75,000         350,000        350,000
Other long-term Liabilities...         2,642         3,892        13,057         138,944        161,969
Shareholders' equity..........       108,338       222,620*      499,823         608,655        177,320


---------------

 * Restated with respect to the restructuring charges recorded as a result of the acquisition of Spacenet Inc.

SELECTED FINANCIAL DATA OF RSTAR


     The table that follows presents portions of rStar's financial statements and is not complete. You should read the following selected financial data together with rStar's financial statements and related notes and with "rStar Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more complete financial information which are contained in rStar's Annual Report on Form 10-K filed with the SEC. rStar has summarized below statement of operations data for the years ended December 31, 1998, 1999, 2000 and 2001 and balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001. These selected operations and balance sheet data have been derived from rStar's financial statements which have been audited by independent auditors and are contained in this offer to exchange/prospectus. rStar has also derived summarized statement of operations data for the three month period ended March 31, 2002 and 2001 and the period from June 25, 1997 through December 31, 1997 and balance sheet data as of March 31, 2002 from its unaudited financial statements. These unaudited financial statements include, in the opinion of rStar's management, all adjustments, consisting only of normal recurring adjustments, that it considers necessary for the fair presentation of rStar's financial position and results of operations for those periods. The historical results presented below are not necessarily indicative of the results to be expected for any future period.



                                   PERIOD FROM
                                  JUNE 25, 1997
                                   (INCEPTION)                                                      THREE MONTHS
                                     THROUGH               YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                                  DECEMBER 31,    -----------------------------------------   -------------------------
                                      1997         1998       1999       2000        2001        2001          2002
                                  -------------   -------   --------   ---------   --------   -----------   -----------
                                   (UNAUDITED)    (IN THOUSANDS, EXCEPT PER SHARE FIGURES)    (UNAUDITED)   (UNAUDITED)
HISTORICAL STATEMENT OF
  OPERATIONS
  Net revenues from continuing
    operations..................     $    --      $    --   $     --   $      --   $     --    $     --       $    --
  Net revenues from discontinued
    operations..................          --           --      2,542      14,316         --          --            --
  Income (Loss) from continuing
    operations..................         (54)        (122)       182      (6,231)   (15,111)     (2,728)       (2,873)
  Income (Loss) from
    discontinued operations.....        (527)      (4,909)   (27,309)   (104,724)   (12,260)    (12,350)           --
  Total net loss................        (581)      (5,031)   (27,127)   (110,955)   (27,371)    (15,078)       (2,873)
  Preferred dividends, actual,
    accreted and deemed.........          --         (606)   (17,965)       (213)        --          --            --
  Net loss applicable to common
    stockholders................     $  (581)     $(5,637)  $(45,092)  $(111,168)  $(27,371)   $(15,078)      $(2,873)
  Net income (loss) per share,
    basic and diluted from
    continuing operations.......     $ (0.05)     $ (0.06)  $   0.91   $   (0.16)  $  (0.27)   $  (0.06)      $ (0.05)
  Net income (loss) per share,
    basic and diluted from
    discontinued operations.....     $    --      $ (0.42)  $  (1.39)  $   (2.40)  $  (0.22)   $  (0.28)      $    --
  Shares used in calculation of
    net loss per share, basic
    and diluted.................      11,620       11,685     19,607      43,348     56,068      43,764        63,703



                                                               DECEMBER 31,
                                              ----------------------------------------------    MARCH 31,
                                              1997     1998       1999      2000      2001        2002
                                              -----   -------   --------   -------   -------   -----------
                                                                                               (UNAUDITED)
BALANCE SHEET:
  Cash and equivalents......................  $ 275   $   815   $112,714   $48,406   $31,034     $28,558
  Restricted cash...........................     --        --        565       577       683         353
  Total current assets......................    288       820    113,141    48,981    32,055      31,971
  Total current liabilities.................    399       118     23,587    41,108     6,052       4,813
  Total liabilities.........................    861     5,726     36,879    61,653     6,052       4,813
  Total stockholders' equity (deficit)......  $(512)  $(2,123)  $114,313   $11,575   $27,984     $27,158
  Current ratio.............................    .72      6.95       4.80      1.19      5.30        6.64

              COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA


     The following table presents historical and pro forma per share data for Gilat and rStar and pro forma equivalent data based on the number of Gilat ordinary shares to be issued in the exchange offer. You should read the data presented in conjunction with (i) the audited consolidated financial statements of Gilat contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2001, which are included in this offer to exchange/prospectus, (ii) the audited consolidated financial statements of rStar contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which are also included in this offer to exchange/prospectus, and (iii) the unaudited consolidated financial statements of rStar contained in its quarterly report on Form 10-Q for the three-months ended March 31, 2002, which are included in this offer to exchange/prospectus. You should also read the unaudited pro forma financial information included elsewhere in this offer to exchange/prospectus.



     The data set forth in the following table are provided for the year ended December 31, 2001. The pro forma data are not necessarily indicative of actual or future operating results or of the financial condition that would have occurred or will occur upon consummation of the StarBand Latin America acquisition and the exchange offer.



                                                                 YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              -----------------
GILAT SATELLITE NETWORKS LTD.
  HISTORICAL DATA PER GILAT ORDINARY SHARE:
     Basic and diluted income (loss) per share..............       $(18.37)
     Book value per share(1)................................       $  7.58
  UNAUDITED PRO FORMA COMBINED DATA PER GILAT ORDINARY
     SHARE(3):
     Basic and diluted income (loss) per share from
      continuing operations.................................       $(18.42)
     Book value per share(2)................................       $  7.36
rSTAR CORPORATION
  HISTORICAL DATA PER rSTAR COMMON STOCK:
     Basic and diluted loss per share from continuing
      operations............................................       $ (0.27)(5)
     Book value per share(1)................................       $  0.47(5)
  UNAUDITED PRO FORMA COMBINED DATA PER SHARE OF rSTAR
     COMMON STOCK(4) (AS ADJUSTED):
     Basic and diluted income (loss) per share from
      continuing operations.................................       $ (0.19)(6)
     Book value per share(2)................................       $  0.41(6)


---------------
(1) The historical book value per share is computed by dividing total shareholders' equity by the number of Gilat ordinary shares or rStar common stock, as applicable, outstanding at the end of the period.

(2) The pro forma combined book value per Gilat ordinary share or rStar common stock, as applicable, is computed by dividing total pro forma shareholders' equity by the pro forma number of ordinary shares outstanding at the end of the period.

(3) The pro forma combined data per Gilat ordinary share is computed by dividing pro forma net income by the weighted average pro forma shares outstanding after giving effect to the Gilat ordinary shares issued in the exchange offer.

(4) The pro forma combined data for rStar common stock is computed by dividing pro forma net loss by the weighted average pro forma shares after giving effect to the exchange offer and the StarBand Latin America acquisition.


(5) The historical data of rStar common stock for the three-months ended March 31, 2002 is as follows:



Basic and diluted loss per share from continuing
  operations................................................  $(0.05)
Book value per share(1).....................................  $ 0.43



(6) The unaudited proforma combined data of rStar common stock for the three-months ended March 31, 2002 is as follows:



Basic and diluted loss per share from continuing
  operations................................................  $(0.04)
Book value per share(1).....................................  $ 0.37

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION


     rStar's common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "RSTRC." Prior to May 31, 2002, rStar's common stock was listed for trading on the Nasdaq National Market under the symbol "RSTR," and prior to March 2001, rStar's common stock was traded on the Nasdaq National Market under the symbol "IZAP." Gilat ordinary shares are listed for trading on the Nasdaq National Market under the symbol "GILTF." As of June 24, 2002, there were outstanding 23,389,913 Gilat ordinary shares and 63,802,563 shares of rStar common stock. For information regarding the potential delisting of rStar common stock from the Nasdaq SmallCap Market see "The Exchange Offer -- Issues Concerning Liquidity, Listing and Registration of rStar Common Stock -- rStar's Receipt of Nasdaq Delisting Notice."



     The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of rStar common stock and Gilat ordinary shares as reported on the Nasdaq National Market, in the case of rStar prior to May 31, 2002 and Gilat, and the Nasdaq SmallCap Market, in the case of rStar on and after May 31, 2002. Neither rStar nor Gilat has paid any cash dividends during the periods indicated.



                                                             GILAT(1)             rSTAR(2)
                                                         -----------------   ------------------
                                                          HIGH       LOW       HIGH       LOW
                                                         -------   -------   --------   -------
1999
  First quarter........................................  $ 67.00   $ 48.00         --        --
  Second quarter.......................................  $ 61.50   $ 46.80         --        --
  Third quarter........................................  $ 63.25   $ 41.88         --        --
  Fourth quarter.......................................  $125.25   $ 41.75   $  13.75   $  5.31
2000
  First quarter........................................  $181.50   $103.00   $  11.63   $  5.88
  Second quarter.......................................  $128.75   $ 64.00   $   8.00   $  1.81
  Third quarter........................................  $ 93.38   $ 67.50   $   4.19   $  1.56
  Fourth quarter.......................................  $ 77.50   $ 25.38   $   2.50   $  0.47
2001
  First quarter........................................  $ 43.75   $ 11.25   $   1.61   $  0.50
  Second quarter.......................................  $ 16.03   $  9.36   $   1.15   $  0.55
  Third quarter........................................  $ 14.00   $  5.02   $   0.83   $  0.35
  Fourth quarter.......................................  $  5.48   $  2.12   $   0.54   $  0.25
2002
  First quarter........................................  $  6.26   $  3.30   $   0.61   $  0.48
  Second quarter (until June 24).......................  $  3.49   $  1.10   $   0.64   $  0.30


---------------
(1) Gilat began trading on the Nasdaq National Market on March 26, 1993.


(2) rStar began trading on the Nasdaq National Market on October 20, 1999 and subsequently transferred its listing to the Nasdaq SmallCap Market effective May 31, 2002.


RECENT SHARE PRICE


     The table below presents the per share closing prices of the Gilat ordinary shares and rStar common stock on the Nasdaq National Market on December 31, 2001, the last full trading day before announcement of the revised terms of the exchange offer. The table also presents the last closing per share price of rStar common stock and the Gilat ordinary shares on March 27, 2002, the last full trading day before rStar commenced the exchange offer and on June 24, 2002, the last full trading day before the date rStar resumed the exchange offer. rStar and Gilat urge stockholders to obtain current market quotations for rStar common stock and Gilat ordinary shares.



                                                   GILAT ORDINARY SHARES   rSTAR COMMON STOCK
                                                   ---------------------   ------------------
December 31, 2001................................         $ 5.48                 $ 0.39
March 27, 2002...................................         $ 3.50                 $ 0.61
June 24, 2002....................................         $ 1.19                 $ 0.40


DIVIDENDS


     Generally, the Israeli Companies Law provides that the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors. Gilat's Articles of Association provide that no dividends shall be paid otherwise than out of its profits and that any such dividend shall carry no interest. In addition, upon the recommendation of the board of directors, approved by the Gilat stockholders in an ordinary resolution, Gilat may cause dividends to be paid in kind. Gilat has never paid cash dividends on its ordinary shares and does not anticipate paying any cash dividends in the foreseeable future. Gilat intends to retain any earnings for use in its business. In addition, the terms of some of its financing arrangements restrict Gilat from paying dividends to its stockholders.


     rStar has never declared or paid cash dividends on its capital stock. Subject to some exceptions, rStar expects to retain its future earnings, if any, for use in the operation and expansion of rStar's business and does not anticipate paying any cash dividends in the foreseeable future. However, rStar stockholders of record as of June 30, 2003 or June 30, 2004 may be entitled to a special cash distribution if the StarBand Latin America business fails to meet its earnings targets. For more information regarding the special cash distribution see the discussion under "The Acquisition Agreement -- The Acquisition -- Special Cash Distribution." Also, in the acquisition agreement, Gilat has agreed not to permit rStar to pay or declare any dividends or other distributions, other than the special cash distribution, for the longer of (x) one year following the closing of the StarBand Latin America acquisition or (y) the date on which rStar's obligation to make the special cash distribution have been satisfied in full or otherwise terminated in accordance with the terms of the acquisition agreement.


     Further, rStar proposed certain amendments to its current certificate of incorporation, which provide that until such time as rStar has satisfied its obligation to make the special cash distributions, other than the special cash distribution, rStar shall not be permitted to declare or pay any dividend or other distributions on any of its capital stock other than rStar common stock and dividends payable in the form of additional shares of rStar capital stock. These amendments were approved by rStar stockholders at rStar's annual meeting held on April 30, 2002 and will be effective once they are filed with the Division of Corporations in the Department of State of the State of Delaware.

                                  RISK FACTORS

     You should consider the risks described below in deciding whether to tender your shares of rStar common stock in the exchange offer. You should consider these risks in connection with the other information that rStar and Gilat have included or incorporated by reference in the offer to exchange/prospectus.

RISKS RELATED TO THE EXCHANGE OFFER


     BECAUSE THE CONSIDERATION THAT YOU WILL RECEIVE IN EXCHANGE FOR YOUR SHARES OF RSTAR COMMON STOCK INCLUDE GILAT ORDINARY SHARES, DECREASES IN GILAT'S TRADING PRICE WILL AFFECT THE VALUE OF WHAT RSTAR STOCKHOLDERS RECEIVE IN THE EXCHANGE OFFER.


     Upon completion of the exchange offer, each share of rStar common stock that is tendered in the exchange offer will be exchanged for a combination of cash and Gilat ordinary shares. While the cash consideration to be provided in the exchange offer is subject to adjustment based on changes in the trading price of Gilat ordinary shares, the number of Gilat ordinary shares to be delivered in exchange for your shares of rStar common stock is fixed, and will not be adjusted based on changes in Gilat's trading price.

     The market price of Gilat ordinary shares to be issued in the exchange offer may change as a result of changes in the business, operations or prospects of Gilat and its subsidiaries, or general market conditions. Because the market price of Gilat ordinary shares fluctuates, the specific dollar value of the Gilat ordinary shares you will receive upon completion of the exchange offer will depend on the market value of Gilat ordinary shares at the time of the acceptance of shares of rStar common stock in the exchange offer and could vary significantly from its current price.

     THE CONSIDERATION THAT YOU RECEIVE IN EXCHANGE FOR YOUR rSTAR COMMON STOCK GENERALLY WILL BE TAXABLE TO YOU.


     Generally, you will be subject to U.S. federal income taxation when you receive cash and Gilat ordinary shares in exchange for the shares of rStar common stock tendered in the exchange offer. The receipt of cash and Gilat ordinary shares for your tendered shares of rStar common stock will be treated either as a sale or exchange eligible for capital gains treatment or a dividend some or all of which may be subject to ordinary income tax rates. You are urged to review carefully the discussion under "Taxation" beginning on page 70 for a more detailed discussion of the anticipated U.S. federal income tax consequences of the exchange offer.


     BROKERAGE COMMISSIONS AND OTHER FEES COULD REDUCE THE AMOUNT OF CONSIDERATION YOU ACTUALLY RECEIVE IN THE EXCHANGE OFFER.

     If you own your shares of rStar common stock in "street name" through a broker or other nominee, you may be required to pay brokerage commissions or other fees if you participate in the exchange offer. These brokerage commissions and other fees will reduce the amount of consideration you actually receive in the exchange offer.

     THE LIQUIDITY AND MARKET VALUE OF rSTAR COMMON STOCK COULD DECREASE FOLLOWING THE EXCHANGE OFFER.

     Each rStar stockholder who elects not to tender his or her shares of rStar common stock in the exchange offer will continue to hold the same number of shares of rStar common stock after the exchange offer. Any market for shares of rStar common stock following the exchange offer could be less liquid than the market prior to the exchange offer, and the market value for shares of rStar common stock following the exchange offer could be substantially lower than their value before the exchange offer.


     On February 14, 2002, rStar received notice from the Nasdaq National Market that its common stock could be delisted because the price of rStar common stock failed to satisfy the minimum bid price requirements for continued listing on the Nasdaq National Market. On May 8, 2002, rStar received a notice from the Nasdaq National Market that its common stock would be delisted: (i) if by June 30, 2002, rStar did not obtain stockholder ratification of its May 2001 transaction with Spacenet Inc., as wholly-owned subsidiary of Gilat; (ii) if, by May 15, 2002, rStar failed to maintain a minimum $1.00 closing bid price for more than 30 consecutive trading days; and (iii) because rStar failed to hold an annual meeting of its stockholders for the year ended December 31, 2000. On May 17, 2002, rStar received notice from the Nasdaq National Market formally notifying rStar that it did not comply with the minimum closing bid price requirements. On May 28, 2002, Nasdaq granted rStar's request to transfer the listing of its common stock, subject to a few exceptions, to the Nasdaq SmallCap Market, which has temporarily waived the $1.00 minimum closing bid price requirement. Effective May 31, 2002, rStar began trading on the Nasdaq SmallCap Market under the symbol "RSTRC." In addition, rStar has distributed a proxy statement to its stockholders seeking ratification of the May 2001 transaction with Spacenet and addressing its failure to hold an annual meeting for 2000.



     If rStar fails to comply with any of the terms of exception to rStar's listing on the Nasdaq SmallCap Market or the continued listing requirements of the Nasdaq SmallCap Market, including demonstrating compliance with the $1.00 minimum bid price requirement by August 13, 2002, its common stock will be delisted from the Nasdaq Stock Market. We cannot assure you, therefore, that rStar will not be delisted in the future, regardless of the outcome of the exchange offer. For more information regarding the possible delisting of rStar common stock from the Nasdaq SmallCap Market, see "The Exchange Offer -- Issues Concerning Liquidity, Listing and Registration of rStar Common Stock."


     THE RIGHTS OF STOCKHOLDERS IN AN ISRAELI CORPORATION ARE DIFFERENT THAN THE RIGHTS OF STOCKHOLDERS IN A U.S. CORPORATION.

     Shares of rStar common stock accepted in the exchange offer will be exchanged, in part, for Gilat ordinary shares and, therefore, you will become a stockholder of Gilat if your shares of rStar common stock are accepted for exchange pursuant to the exchange offer. The rights of holders of Gilat ordinary shares are governed by Israeli law. As a result, the rights of Gilat's stockholders differ from, and may be more limited than, the typical rights of stockholders in a U.S. corporation such as rStar. See "Comparison of Rights of rStar Stockholders and Gilat Stockholders."

     YOU MAY NOT BE ABLE TO PARTICIPATE IN THE SPECIAL CASH DISTRIBUTION IF YOU TENDER ALL OF YOUR SHARES OF rSTAR COMMON STOCK IN THE EXCHANGE OFFER.

     If a special cash distribution becomes payable, you will only be eligible to receive from rStar your pro rata share if you are a stockholder of record as of June 30, 2003 or June 30, 2004. Therefore, if you validly tender all of your shares of rStar common stock in the exchange offer, and rStar accepts all of those shares for exchange, you will not be able to participate in the special cash distribution.

     The special cash distribution will be zero, $2.5 million or $5 million, depending upon the earnings of the StarBand Latin America business actually realized during the one-year periods ending June 30, 2003 and June 30, 2004. rStar estimates, based upon the number of shares of rStar common stock that it expects will be outstanding immediately following rStar's acquisition of StarBand Latin America and the closing of the exchange offer, that the maximum special cash distribution of $10 million, $5 million per year, would represent, in the aggregate, approximately $0.63 per share of rStar common stock.

RISKS RELATED TO GILAT

     BECAUSE GILAT DEPENDS ON BEING AWARDED LARGE-SCALE CONTRACTS IN THE COMPETITIVE BIDDING PROCESSES, LOSING A RELATIVELY SMALL NUMBER OF BIDS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON GILAT'S OPERATING RESULTS.

     A significant portion of Gilat's sales revenue is derived from Gilat being selected as the supplier of networks based on very small aperture terminals, also known as VSATs, under large-scale contracts that Gilat is awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of between 2,000 and 10,000 VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing a relatively small number of bids each year could have a significant adverse impact on Gilat's operating results.

     BECAUSE GILAT'S SALES REVENUE DEPENDS ON A LIMITED NUMBER OF PRODUCT APPLICATIONS, A CHANGE IN MARKET ACCEPTANCE OF THESE PRODUCT APPLICATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON GILAT'S BUSINESS.



     In recent years, Gilat has derived the largest portion of product sales revenue from its Skystar Advantage VSAT, which accounted for approximately 49%, 58% and 50% of Gilat's sales revenue in 1999, 2000, and 2001, respectively. Gilat's SkyBlaster product application accounted for 20% of its sales revenue in 2000 and 13% of Gilat's sales revenue in 2001. Any change in the market's acceptance of the Skystar Advantage, the SkyBlaster applications, or other key applications, could have a material adverse effect on Gilat's business.



     IF GILAT IS UNABLE TO DEVELOP, INTRODUCE AND MARKET NEW PRODUCT APPLICATIONS AND SERVICES ON A COST EFFECTIVE AND TIMELY BASIS, GILAT'S BUSINESS COULD BE ADVERSELY AFFECTED.



     The network communications market, to which Gilat's services and products are targeted, is characterized by rapid technological changes, new product announcements and evolving industry standards. If Gilat fails to stay abreast of significant technological changes, its existing products and technology could be rendered obsolete. Historically, Gilat has enhanced the applications of its existing products to meet the technological changes and industry standards. For example, Gilat's initial product, the OneWay VSAT, which it introduced in 1989, was used primarily to facilitate one-way transmission of information. In 1992, Gilat began marketing its TwoWay VSAT which enabled two-way communication. In 1999, Gilat began marketing its SkyBlaster, that uses advanced technology to provide two-way high speed Internet access and video broadcasting via satellite. To remain competitive in the network communications market, Gilat must continue to be able to anticipate changes in technology and industry standards and to develop and introduce new products and services, as well as enhancements to Gilat's existing products and services. If Gilat is unable to respond to technological advances on a cost-effective and timely basis, or if Gilat's new products or applications are not accepted by the market, then Gilat's business, financial condition and operating results could be adversely affected.


     IF GILAT'S JOINT VENTURE, STARBAND COMMUNICATIONS, IS NOT SUCCESSFUL, GILAT'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.


     Gilat is pursuing the business of providing broadband Internet access via satellite through StarBand Communications, Gilat's joint venture with EchoStar Communications Corporation, Microsoft Network LLC, and ING Furman Selz Investors. StarBand Communications has an unproven business model and a limited operating history in a new and rapidly evolving industry. The business model for StarBand Communications contemplates that it will generate revenues from basic subscription services, value-added services, advertising and e-commerce. In addition, Gilat has entered into an agreement to provide StarBand Communications with Gilat's products and services. StarBand Communications is Gilat's largest customer, accounting for approximately 25% of Gilat's sales revenue in 2000 and 11% of Gilat's sales revenue in 2001.



     Recently, EchoStar announced that it would no longer provide StarBand Communications with additional financing. In addition, the three members of the StarBand Communications' board of directors that were previously nominated by EchoStar have resigned. On June 3, 2002, StarBand Communications filed a petition for Chapter 11 reorganization with the U.S. Bankruptcy Court in Delaware. If StarBand Communications is not able to successfully raise additional financing and/or implement its strategy for attracting subscribers, or there is otherwise a decrease in orders from StarBand Communications it could have a material adverse effect on Gilat's business, financial condition and operating results.


     IF GILAT IS NOT ABLE TO FILL ITS BACKLOG OF ORDERS, GILAT'S BUSINESS WILL BE ADVERSELY AFFECTED.


     At present, Gilat has a substantial backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of February 18, 2002, Gilat's backlog for equipment sales and for services under contracts for its VSAT products was approximately $223 million. If Gilat is unable to satisfy the entire backlog of orders, Gilat will not be able to fully recognize the revenues expected from this backlog and could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on Gilat's business.

     IF GILAT LOSES EXISTING CONTRACTS AND ORDERS FOR ITS PRODUCTS ARE NOT RENEWED, GILAT'S ABILITY TO GENERATE REVENUES WILL BE HARMED.

     Gilat's existing contracts could be terminated due to any of the following reasons:

     - dissatisfaction of Gilat's customers with the services Gilat provides or Gilat's inability to timely provide or install additional products or requested new applications; or

     - customers' default on payments due.

     The loss of existing contracts or a decrease in the number of renewals of orders or of new large orders, would have a material adverse effect on Gilat's business, financial condition and operating results.

     In addition, some of Gilat's service contracts are short-term contracts that may be cancelled upon 90 days notice or less. If a substantial number of Gilat's service customers choose to cancel or not to renew their contracts, Gilat's business could be adversely affected.

     GILAT IS DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD ITS VSATs, AND GILAT MAY BE SIGNIFICANTLY HARMED IF THESE SUPPLIERS FAIL TO MEET GILAT'S PRODUCTION REQUIREMENTS ON A TIMELY BASIS.

     Several of the components required to build Gilat's VSATs are manufactured by a limited number of suppliers. In the past, Gilat has not experienced any difficulties with its suppliers. However, Gilat cannot assure you of the continuous availability of key components or its ability to forecast its component requirements sufficiently in advance.

     In addition, recent legal action initiated by two of Gilat's suppliers, as described below, may affect Gilat's ability to obtain the components necessary to manufacture its VSATs in a timely manner. Any interruption in supply would cause delays in the manufacturing and shipping of Gilat's products. The delays and the costs associated with developing alternative sources of supply could have a material adverse effect on Gilat's business, financial condition and operating results.

     GILAT IS DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD ITS VSATs, AND MAY BE SIGNIFICANTLY HARMED IF GILAT IS UNABLE TO OBTAIN THE HARDWARE NECESSARY FOR ITS VSATs ON FAVORABLE TERMS.

     As indicated above, several of the components Gilat requires to build its VSATs are manufactured by a limited number of suppliers. Gilat's research and development and operations groups are continuously working with its vendors and subcontractors to obtain components for Gilat's products on favorable terms in order to reduce the overall price of its products. If Gilat is unable to obtain the necessary volumes of components at desired favorable terms or prices, Gilat may be unable to produce its products at desired favorable terms or prices. As a result, sales of Gilat's products may be lower than expected, which could have a material adverse effect on Gilat's business, financial condition and operating results.


     The terms on which Gilat is able to obtain components for its products are also affected by Gilat's relationship with its suppliers. In connection with the general slowdown in the telecommunications market, Gilat has canceled orders for components, or postponed delivery dates for components. Three of Gilat's suppliers have already initiated legal action against Gilat as a result of its actions, and Gilat may be subject to additional legal actions by other suppliers. While Gilat does not anticipate that the outcome of these legal actions will have a direct material effect on Gilat's business income, they will likely have an adverse impact on Gilat's reputation and future relationship with these suppliers, which could affect the terms on which Gilat may be able to obtain the necessary components for its products.


     BECAUSE GILAT DEPENDS ON THIRD PARTIES TO PROVIDE CRITICAL SATELLITE CAPACITY TO US, GILAT'S REVENUES WILL BE HARMED IF GILAT IS UNABLE TO OBTAIN SUCH SATELLITE CAPACITY AT COMPETITIVE PRICES.

     Gilat's VSAT-based services depend on satellite transponder capacity leased from third parties. For networks in the United States, Gilat primarily leases satellite capacity from SES Americom, a subsidiary of SES Global S.A.. Gilat also leases capacity on several regional satellites in Western and Eastern

Europe, Latin America, India and other areas of Asia. In connection with Gilat's acquisition of Spacenet Inc., its wholly-owned subsidiary, Gilat entered into a series of agreements with SES Americom's predecessor. These agreements provide that those who lease capacity on satellites currently operated by SES Americom, receive "back-up" service on an additional satellite operated by SES Americom in the event of interrupted service on the leased space.


     There is no assurance that Gilat will be able to obtain additional satellite capacity, if needed, at competitive prices, or at all. In addition, Gilat's other transponder service contracts generally do not provide for alternative services in the event of satellite failure, and Gilat does not maintain insurance against such failures. Therefore, if a satellite becomes inoperable and alternative services are not available or are available at higher prices, Gilat's revenues would be adversely affected.

     GILAT OPERATES IN THE HIGHLY COMPETITIVE NETWORK COMMUNICATIONS INDUSTRY. GILAT MAY BE UNSUCCESSFUL IN COMPETING EFFECTIVELY AGAINST MANY OF ITS COMPETITORS WHO HAVE SUBSTANTIALLY GREATER FINANCIAL RESOURCES AND EXPERIENCE.

     Gilat operates in a highly competitive industry of network communications. As a result of the rapid technological changes that characterize Gilat's industry, it faces intense world-wide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary technologies that are perceived by the market as being superior to those of its competitors.

     Many of Gilat's competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors are also more experienced in obtaining regulatory approvals for their products and services and in marketing them. Gilat's relative position in the network communications industry may place Gilat at a disadvantage in responding to its competitors' pricing strategies, technological advances and other initiatives.

     Gilat's principal competitor in the supply of VSAT networks is Hughes Network Systems, Inc. Hughes Network Systems obtains satellite capacity on the satellite system operated by PanAmSat.

     The following table lists additional competitors of Gilat:

COMPETITOR                                            AREA OF COMPETITION
----------                                            -------------------
NEC Corporation                            FaraWay VSAT system
Comstream Corp.                            FaraWay VSAT system
ViaSat Inc.                                FaraWay VSAT system
Titan Information Systems Corp.            DialAw@y IP VSAT system
STM Wireless, Inc.                         DialAw@y IP VSAT system
EMS Technologies Inc.                      SkyBlaster
ViaSat                                     Skystar Advantage

     In addition, Gilat competes with various companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology while still providing a sufficient variety of the features required by customers. Competitors of this type include major established carriers such as AT&T, MCI WorldCom, Sprint, British Telecom, Deutsche Telekom, France Telecom, a global consortia of postal, telephone and telegraph organizations and others.

     GILAT'S ACTIONS TO PROTECT ITS PROPRIETARY VSAT TECHNOLOGY MAY BE INSUFFICIENT TO PREVENT OTHERS FROM DEVELOPING PRODUCTS SIMILAR TO GILAT'S PRODUCTS.

     Gilat's business is based on its proprietary VSAT technology and related products and services. Gilat establishes and protects proprietary rights and technology used in its products by the use of patents, trade secrets, copyrights and trademarks. Gilat also utilizes non-disclosure and intellectual property assignment agreements.

     Because of the rapid technological changes and innovation that characterize the network communications industry, Gilat's success will depend in large part on its ability to protect and defend its intellectual property rights. Gilat's actions to protect its proprietary rights in its VSAT technology and related products may be insufficient to prevent others from developing products similar to Gilat's products. In addition, the laws of many foreign countries do not protect Gilat's intellectual property rights to the same extent as the laws of the United States. If Gilat is unable to protect its intellectual property, Gilat's ability to operate its business and generate revenues as expected may be harmed.

     GILAT'S SUCCESS DEPENDS ON THE CONTINUED EMPLOYMENT OF ITS KEY MANAGEMENT AND TECHNICAL PERSONNEL. IF GILAT IS UNABLE TO RETAIN ITS KEY PERSONNEL, ITS BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

     Gilat believes that its success depends on the continued employment of the following senior management team:

NAME                                                  POSITION                     EMPLOYMENT AGREEMENT
----                                                  --------                     --------------------
Yoel Gat                            Chairman and Chief Executive Officer               Year-to-year
Amiram Levinberg                    President and Chief Operating Officer              Year-to-year
Yoav Leibovitch                     Vice President, Finance and Administration         Year-to-year
                                    and Chief Financial Officer

     Messrs. Gat and Levinberg have been with Gilat since its founding in 1987 and have played a key role in development of Gilat's proprietary VSAT technology. Mr. Leibovitch joined Gilat in February 1991 and has played a key role in Gilat's business development. If any of them, or any of Gilat's other key personnel is unable or unwilling to continue in his present position, Gilat's business, financial condition and operating results could be materially adversely affected.

     Gilat faces competition for personnel, particularly for employees with technical expertise. Gilat's business, financial condition and operating results could be materially adversely affected if Gilat cannot hire and retain suitable personnel.

     GILAT DEPENDS ON A SINGLE FACILITY IN ISRAEL AND IS SUSCEPTIBLE TO ANY EVENT THAT WOULD ADVERSELY AFFECT THE FACILITY'S CONDITION.

     Most of Gilat's manufacturing capacity, its principal offices and principal research and development facilities are concentrated in a single location in Israel.

     Fire, natural disaster or any other cause of material disruption in Gilat's operation in this location could have a material adverse effect on Gilat's business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, Gilat must respond quickly to technological developments. Damage to Gilat's facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect Gilat's business. In addition, the particular risks relating to Gilat's location in Israel are described below.

     GILAT'S INTERNATIONAL SALES EXPOSE IT TO CHANGES IN FOREIGN REGULATIONS AND TARIFFS, POLITICAL INSTABILITY AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD ADVERSELY AFFECT GILAT'S OPERATIONS.


     Gilat sells and distributes its products and also provides its services internationally, particularly in the United States, Asia, Europe and Latin America. A component of Gilat's strategy is to continue to expand into new international markets. Gilat's operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:



     - imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which Gilat does business;


     - government regulations that may prevent Gilat from choosing its business partners or restrict Gilat's activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require Gilat to provide its wholesale service to any Internet service providers that request it, including entities that compete with Gilat. If Gilat is subject to any additional obligations such as these, Gilat would be forced to comply with potentially costly requirements and limitations on its business activities. This could result in a substantial reduction in Gilat's revenue;

     - political instability in countries in which Gilat does or desires to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupia. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. Gilat also faces similar risks from potential or current political and economic instability in countries such as Russia, Angola, Kenya and Argentina;


     - trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;


     - difficulties in staffing and managing foreign operations which might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

     - longer payment cycles and difficulties in collecting accounts receivable;

     - seasonal reductions in business activities; and


     - foreign exchange risks due to fluctuations in local currencies relative to the dollar;


     - relevant zoning ordinances that may restrict the installation of satellite antennas which might also reduce market demand for Gilat's service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas' emissions of radio frequency energy which may negatively impact Gilat's business plan and revenues.

     Any declines in commercial business in any country can have an adverse effect on Gilat's business as these trends often lead to a decline in technology purchases or upgrades by private companies. Gilat expects that in difficult economic periods, countries in which Gilat does business such as China, Indonesia and Australia will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes could adversely affect Gilat's business in these and other countries.

     GILAT MAY FACE DIFFICULTIES IN OBTAINING REGULATORY APPROVALS FOR ITS TELECOMMUNICATION SERVICES, WHICH COULD ADVERSELY AFFECT ITS OPERATIONS.

     Gilat's telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the United States, and by regulatory bodies in other countries. In the United States, the operation of satellite earth station facilities and VSAT systems such as Gilat's are prohibited except under licenses issued by the FCC. Gilat must also obtain approval of the regulatory authority in each country in which Gilat proposes to provide network services or operate VSATs.


     The approval process can often take a substantial amount of time and require substantial resources. For instance, Spacenet Services License Sub, Inc., Gilat's indirect wholly-owned subsidiary, obtained authorization from the FCC to provide two-way data communications services on a specific frequency band six months after Spacenet Services License Sub filed the required regulatory application. Moreover, for the license for Spacenet Services License Sub required approximately four months of technical and legal preparation to complete the application.


     In addition, any approvals that are granted may be subject to conditions that may restrict Gilat's activities or otherwise adversely affect its operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on Gilat's operations. There is no assurance that Gilat will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economic basis.

     GILAT'S OPERATING RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THESE QUARTERLY VARIATIONS IN OPERATING RESULTS, AS WELL AS OTHER FACTORS, MAY CONTRIBUTE TO THE VOLATILITY OF THE MARKET PRICE OF GILAT'S ORDINARY SHARES.


     Gilat's operating results may vary significantly from quarter to quarter. Historically, Gilat has recognized a greater proportion of its revenues in the last quarter of each year. For instance, in the first quarter of 2000, Gilat recognized revenues of $85.9 million and in the last quarter of 2000, Gilat recognized revenues of $174.6 million. In the first quarter of 2001, Gilat recognized revenues of $100.3 million and in the last quarter of 2001, Gilat recognized revenues of $86 million. This decrease was inconsistent with Gilat's historical trend. The causes of fluctuations include, among other things:


     - the timing, size and composition of orders from customers;

     - Gilat's timing of introducing new products and product enhancements and the level of their market acceptance;

     - the mix of products and services Gilat offers; and

     - the changes in the competitive environment in which Gilat operates.

     The quarterly variation of Gilat's operating results, may, in turn, create volatility in the market price for Gilat's ordinary shares. Other factors which may contribute to wide fluctuations in Gilat's market price, many of which are beyond Gilat's control include:

     - announcements of technological innovations;

     - customer orders or new products or contracts;

     - competitors' positions in the market;

     - changes in financial estimates by securities analysts;

     - conditions and trends in the VSAT and other technology industries;

     - Gilat's earnings releases and the earnings releases of its competitors;
       and

     - the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

     In addition to the volatility of the market price of Gilat's ordinary shares, the stock market in general and the market for technology companies in particular have been highly volatile. Investors may not be able to resell their shares following periods of volatility.


     GILAT MAY AT TIMES BE SUBJECT TO CLAIMS BY THIRD PARTIES ALLEGING THAT GILAT IS INFRINGING ON THEIR INTELLECTUAL PROPERTY RIGHTS. IT MAY ALSO BE NECESSARY FOR GILAT TO COMMENCE LITIGATION TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS. ANY INTELLECTUAL PROPERTY LITIGATION MAY CONTINUE FOR AN EXTENDED PERIOD AND MAY MATERIALLY ADVERSELY AFFECT GILAT'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.


     There are numerous patents, both pending and issued, in the network communications industry. Gilat may unknowingly infringe on a patent. Gilat may from time to time be notified of claims that it is infringing on the patents, copyrights or other intellectual property rights owned by third parties. While Gilat does not believe it is currently infringing any intellectual property rights of third parties, Gilat cannot assure you that it will not, in the future, be subject to such claims.

     In addition, it may be necessary to commence litigation to protect Gilat's intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat's business, financial condition and operating results.

     POTENTIAL PRODUCT LIABILITY CLAIMS RELATING TO GILAT'S PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS BUSINESS.

     Gilat may be subject to product liability claims relating to the products it sells. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas Gilat provides. Gilat's agreements with its business customers generally contain provisions designed to limit Gilat's exposure to potential product liability claims. Gilat also maintains a product liability insurance policy. Gilat's insurance may not cover all relevant claims or may not provide sufficient coverage. To date, Gilat has not experienced any material product liability claims. Gilat's business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by Gilat's insurance or exceed Gilat's coverage.

     A GROUP OF GILAT'S PRINCIPAL STOCKHOLDERS, COLLECTIVELY OWNING ONLY ABOUT 27.3% OF GILAT'S OUTSTANDING ORDINARY SHARES, IS ABLE TO EXERCISE A CERTAIN LEVEL OF CONTROL OVER GILAT.


     SES Americom (formerly known as GE Americom) beneficially owned approximately 18.44% of the outstanding Gilat ordinary shares as of May 1, 2002. SES Americom and several other principal shareholders, who beneficially owned as of March 31, 2002, including options exercisable within 60 days, an additional approximately 8.9% of Gilat ordinary shares, have entered into a stockholders' agreement. As a result of this agreement, a group of Gilat's principal stockholders, collectively owning only about 27.3% of Gilat's outstanding ordinary shares, is able to exercise a certain amount of control over Gilat.


     GILAT HAS NEVER PAID CASH DIVIDENDS AND HAS NO INTENTION TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     Gilat has never paid cash dividends on Gilat's ordinary shares and does not anticipate paying any cash dividends in the foreseeable future. Gilat intends to continue retaining earnings for use in its business, in particular to fund its research and development which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of Gilat's financing arrangements restrict Gilat from paying dividends to its noteholders.

     GILAT HAS HISTORICALLY RELIED AND IN THE FUTURE, INTENDS TO RELY, UPON TAX BENEFITS FROM THE STATE OF ISRAEL ON GILAT'S TAXABLE INCOME. THE TERMINATION OR REDUCTION OF THESE TAX BENEFITS WOULD SIGNIFICANTLY INCREASE GILAT'S COSTS AND COULD HAVE A MATERIAL ADVERSE EFFECT ON GILAT'S FINANCIAL CONDITION.

     Under the Israeli Law for Encouragement of Capital Investments, 1959, some of Gilat's Israeli facilities qualify as "Approved Enterprises." As a result, Gilat has been eligible for tax benefits for the first several years in which Gilat generated taxable income. Gilat's historical operating results reflect substantial tax benefits, which amounted to approximately $11.4 million for the year 1999 and approximately $27.4 million for the year 2000. The Israeli Government has shortened the period of time for which this tax benefit is applicable to Approved Enterprises from four years to two years. This change only applies to Gilat's last five Approved Enterprises and to any future Approved Enterprises, if any. Gilat's financial condition could suffer if the Israeli government terminated or reduced the current tax benefits available to it.

     In addition, in order to receive these tax benefits, Gilat must comply with two material conditions. Gilat must (i) invest a specified amount in fixed assets in Israel and (ii) finance a portion of these investments with the proceeds of equity capital Gilat raises. Gilat believes it has complied with these conditions, but Gilat has not received confirmation of its compliance from the government. If Gilat has failed or fails in the future to comply in whole or in part with these conditions, Gilat may be required to pay additional taxes and would likely be denied these tax benefits in the future, which could harm Gilat's financial condition.

     GILAT BENEFITS FROM ISRAELI GOVERNMENT GRANTS. THE TERMINATION OR REDUCTION OF THESE GRANTS COULD HAVE A MATERIAL ADVERSE EFFECT ON GILAT'S ABILITY TO DEVELOP NEW PRODUCTS AND APPLICATIONS.


     During 1999, 2000 and 2001 Gilat accrued $2,300,000, $1,990,000 and
$4,393,000 respectively, in grants from the Office of the Chief Scientist. These grants enable Gilat to develop new products and applications; however they also impose certain restrictions on Gilat, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to Gilat could have a material adverse effect on its ability to develop new products and applications, which could harm Gilat's business.

     THE TRANSFER AND USE OF SOME OF GILAT'S TECHNOLOGY IS LIMITED BECAUSE OF THE RESEARCH AND DEVELOPMENT GRANTS GILAT RECEIVED FROM THE ISRAELI GOVERNMENT TO DEVELOP SUCH TECHNOLOGY. SUCH LIMITATIONS MAY RESTRICT GILAT'S BUSINESS GROWTH AND PROFITABILITY.


     Gilat's research and development efforts associated with the development of its OneWay VSAT product and Gilat's DialAw@y IP have been partially financed through grants from the Office of Chief Scientist of the Israeli Ministry of Industry and Commerce. Under the terms of these Chief Scientist grants, Gilat is required to repay these grants from the revenue Gilat generates from the sale of the product applications it developed with the financing provided by the grants.



     Moreover, Gilat is subject to certain restrictions under the terms of the Chief Scientist grants. More specifically, the products developed with the funding provided by these grants may not be manufactured, nor may the technology, which is embodied in Gilat's products, be transferred, outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of Gilat's products developed with this technology. These restrictions will continue to apply after Gilat pays the full amount of royalties payable to the Israeli government in respect of these grants. Further, if the Chief Scientist consents to the manufacture of Gilat's products outside Israel, Gilat will be required to pay a higher royalty rate on the sale of these products and Gilat will also be required to pay a higher overall amount, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture.


     These royalty payment obligations and restrictions could limit or prevent Gilat's growth and profitability.

     GILAT'S OPERATING RESULTS WOULD BE ADVERSELY AFFECTED IF INFLATION IN ISRAEL IS NOT OFFSET ON A TIMELY BASIS BY A DEVALUATION OF THE NIS (NEW ISRAELI SHEKEL) AGAINST THE U.S. DOLLAR.

     Gilat's international sales expose it to fluctuations in foreign currencies. Substantially all of Gilat's sales are denominated in U.S. dollars. Conversely, a portion of Gilat's expenses in Israel, mainly salaries, is incurred in NIS and is linked to the Israeli Consumer Price Index. When the Israeli inflation rate exceeds the rate of the NIS devaluation against the foreign currencies, then Gilat's NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on Gilat's operating results.

     CONDITIONS IN ISRAEL MAY LIMIT GILAT'S ABILITY TO PRODUCE AND SELL ITS PRODUCTS. THIS COULD RESULT IN A MATERIAL ADVERSE EFFECT ON GILAT'S OPERATIONS AND BUSINESS.

     Gilat is incorporated under the laws of the State of Israel, where it also maintains its headquarters and most of its manufacturing facilities. Political, economic and military conditions in Israel directly influence Gilat. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on Gilat's operations and business.

     Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and Gilat's operations is unclear. Ongoing violence between Israel and the Palestinians may have a material adverse effect on Gilat's business, financial conditions or results of operations.

     Generally, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on Gilat's workforce or business if some of its officers and employees are called upon to perform military service is difficult to predict.

     YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST MOST OF GILAT'S OFFICERS AND DIRECTORS.


     Most of Gilat's directors and executive officers are non-residents of the United States. A significant portion of Gilat's assets and the personal assets of most of Gilat's directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against Gilat, most of Gilat's directors or executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.


     Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against Gilat or, most of Gilat's officers and directors. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

     - the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

     - adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

     - the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     - the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

     - the judgment is no longer appealable; and

     - an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

     Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

     CURRENT TERRORIST ATTACKS MAY HAVE A MATERIAL ADVERSE EFFECT ON GILAT'S OPERATING RESULTS.

     Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which Gilat ordinary shares trade, the markets in which Gilat operates, its operations and profitability and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact Gilat's physical facilities or those of Gilat's suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of Gilat's supplies and products more difficult and more expensive and ultimately affect the sales of Gilat's products in the United States and overseas. Also, as a result of terrorism, the United States and other countries may enter into an armed conflict that could have a further impact on Gilat's sales, its profitability, its supply chain, its production capability and its ability to deliver product and services to its customers.

     THE SUSPENSION OF AN AWARD TO PROVIDE TELEPHONE SERVICES IN PERU COULD ADVERSELY AFFECT GILAT'S OPERATING RESULTS.


     On October 18, 2001, CIFSA Telecom S.A.C., a Peruvian company that is owned primarily by STM Wireless Inc., obtained an injunction from a Peruvian court against Fondo de Inversion en Telecomunicaciones del Peru, Peru's national telecommunications investment fund, also known as FITEL. The injunction suspended the award by FITEL to GTH Peru, Gilat's subsidiary, on September 27, 2001, of a contract to provide a fixed rural satellite telephony network in a transaction with a value of approximately $27 million. FITEL is a department of the Peruvian national telecommunications agency OSIPTEL (Organismo Supervisor de Inversion Privada en Telecomunicaciones). On January 29, 2002, the Peruvian court lifted the injunction against FITEL.



     In a related suit, on October 2, 2001, STM Wireless Inc. filed an action against Gilat, Gilat to Home Latin America N.V., rStar Corporation, Yoel Gat, Giora Oron and 100 John Does in the Orange County Superior Court in California. STM Wireless alleges unfair competition and slander in connection with the award of the aforementioned contract award in Peru. An answer to the complaint on behalf of Gilat was filed on December 17, 2001.



     Gilat believes that the claims by STM Wireless are without merit and intends to contest them vigorously. Gilat's position is further supported by the Peruvian court's decision to lift the injunction against FITEL. However, these proceedings in California are in the preliminary stages and Gilat cannot predict their outcome. The litigation process is inherently uncertain. If Gilat does not prevail on the merits of the litigation in California, or is otherwise prevented from conducting its business in Peru, it will have an adverse effect on Gilat's operations, results and prospects.



     IF GVT (HOLDING) N.V. IS NOT SUCCESSFUL, GILAT MAY BE UNABLE TO SEE A RETURN ON ITS $40 MILLION CONVERTIBLE NOTES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL CONDITION.



     In April 2000, Gilat loaned GVT (Holding) N.V. $40 million in exchange for a note convertible into common shares. The loan bears interest at a rate of 5% per annum and was originally set to mature in May 2002. On May 14, 2002, the parties amended the terms of the convertible note to provide that the loan will mature on December 27, 2002 and a portion of the interest ($3 million) is due in three installments, the last of which is payable September 30, 2002. If GVT is unable to raise additional funding or otherwise generate sufficient revenues, Gilat may not be able to see a return on its $40 million investment, which could have a material adverse effect on its financial condition.



     GILAT IS INVOLVED IN LITIGATION, ALLEGING VIOLATIONS OF THE FEDERAL SECURITIES LAWS, WHICH MAY HAVE AN ADVERSE EFFECT ON ITS BUSINESS.



     A number of securities class action lawsuits were announced against Gilat and certain of its officers and directors. The litigation includes three actions filed in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia as well as a request to file a class action lawsuit in the Tel Aviv, Israel District Court. These complaints are brought on behalf of purchasers of securities of Gilat between August 14, 2000 and October 2, 2001 inclusive, and allege violations of the federal securities laws and claim that Gilat issued material misrepresentations to the market. Gilat believes the allegations against it and its officers and directors are without merit and intends to contest them vigorously. However, these legal proceedings are in the preliminary stages and Gilat cannot predict their outcome. The litigation process is inherently uncertain. If Gilat is not successful in defending these legal proceedings, it could incur substantial monetary judgments or penalties in excess of available insurance coverage or damage to its reputation, and whether or not Gilat is successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of Gilat's senior management.



     BECAUSE GILAT HAS A LARGE AMOUNT OF LONG-TERM DEBT, IT WILL BE REQUIRED TO DEVOTE A SIGNIFICANT PORTION OF ITS CASH FLOW TO PAY INTEREST AND IT MAY NOT HAVE SUFFICIENT REMAINING CASH FLOW TO MEET ITS OTHER OBLIGATIONS AND EXECUTE ITS BUSINESS STRATEGIES.



     Gilat's high degree of long-term debt could have adverse consequences to the holders of its ordinary shares. If Gilat is unable to refinance such long-term debt or generate sufficient revenues from operations, a substantial portion of its future cash flow will be dedicated to the payment of interest associated with its long-term debt, and such cash flow may be insufficient to meet its long-term payment obligations on its debt in addition to paying other obligations as they become due. In addition, due to Gilat's leverage ratio, its ability to obtain any necessary financing in the future to execute its business strategies may be impaired. Also, certain of its future borrowings may be at variable rates of interest that could cause Gilat to be vulnerable to increases in interest rates.


           BACKGROUND OF THE EXCHANGE OFFER AND RELATED TRANSACTIONS

PAST CONTACTS BETWEEN rSTAR AND GILAT

     rStar was founded in June 1997 and completed its initial public offering in October 1999. On March 19, 2001, it changed its name to rStar Corporation from ZapMe! Corporation.

     Prior to July 2000, rStar's principal focus was on building an advertiser-supported network serving the education market. rStar commenced operations in September 1997 and began offering sponsorships through its proprietary network in December 1998. Over the next several years, rStar built one of the country's largest broadband internet media networks dedicated to education. rStar's network was designed primarily for students aged 13-19 to provide a rich media computer experience that was free and easy to use. rStar provided each school participating in its network with several multimedia personal computers with monitors, a laser printer and free broadband access to its website and to the Internet.

     In order to support its school business, in 1998 rStar began to purchase VSAT (very small aperture terminal) data communications equipment (including satellite uplink equipment and satellite receiver cards) from Gilat. In 1999, the parties expanded their business relationship to cover the purchase of services and equipment from Spacenet, a wholly-owned subsidiary of Gilat. In December 1998 and February 1999, Gilat purchased 548,648 shares of rStar common stock in privately negotiated transactions for $5.00 per share.

     On June 11, 1999, rStar and Spacenet entered into a service agreement whereby Spacenet was to provide rStar with equipment, installation, maintenance and space segment for a fixed fee per school installment. The service agreement provided for a minimum of 500 school sites to be installed within 3-months of the effective date, a minimum 3-year service term per site, and a fixed monthly fee per site. Commencing in July 1999, Spacenet began installing and leasing satellite equipment, as well as providing to rStar the space segment and operation and maintenance services under the service agreement. The service agreement was amended in July 1999 to adjust pricing, and amended and restated in September 1999 to expand Spacenet's responsibilities to provide a complete end-to-end, two way broadband solution and to increase the minimum number of sites to 2,000.

     Sales to rStar by Gilat and its affiliates amounted to $447,000 in 1998, $35,812,192 in 1999 and $26,742,000 in 2000. Gilat provided financing terms for a portion of these sales. Such financing obligations were included in rStar's financial statements as capital lease obligations.

     In 1999, rStar provided advertisement services to Spacenet for which Spacenet paid a total of $360,000. On December 30, 1999, Gilat and rStar entered into an agreement for advertising and consulting services for Gilat and its subsidiaries. The services under this agreement were substantially geared to provide information to assist Gilat in the launch of new satellite-to-home services to be offered by StarBand Communications. rStar provided a beta test network for new product features and development concepts, and StarBand Communications paid for the costs of these services.

     Yoel Gat, a co-founder of Gilat, its Chairman and CEO, was a director of rStar from June 1999 through October 1999. On October 15, 1999, Mr. Gat resigned from rStar's Board of Directors, but Gilat retained observer rights on the Board of Directors, which give Gilat's designee the opportunity to participate in most Board of Directors discussions.

     In February 2000, Spacenet began discussions with rStar regarding technical support of key private network markets of interest to Spacenet. Spacenet informed rStar of its intent to build web-based private networks for a few market segments, combining Gilat's satellite technology with a customized browser to enable e-commerce transactions between small to medium-sized businesses and their suppliers.

     Spacenet provided rStar with specifications for the development of a demonstration system for presentation to potential supplier partners and users. Beginning on April 3, 2000, rStar attended a series of business development meetings sponsored by Spacenet. In the course of these meetings, Spacenet presented its service concept to key suppliers in the food service, automotive repair and pharmacy market segments, and collected market research regarding applications and other technical requirements necessary for these private networks.

     In June 2000, Spacenet delivered to rStar a specification for a customized browser for technical support of the development of Spacenet's proposed private networks. The parties agreed that rStar would be compensated for its technology, based on a revenue share model, to be negotiated prior to conclusion of the first sale.

     As a consequence of and during the above activities, Gilat developed a strong interest to acquire rStar's infrastructure in order to accelerate its entry into developing private networks.

     Since commencement of its school business, rStar's advertising-based revenue model was subject to federal and state legislature challenge by parties seeking to eliminate all advertising in schools. In June 2000, rStar began discussing with Gilat potential changes in its traditional education business and the ability to reposition rStar with a focus on the developing private networks in an effort to improve its financial performance. On July 11, 2000, Yoel Gat met with Lance Mortensen and Rick Inatome, at that time rStar's Chairman and CEO, respectively, to discuss the potential acquisition of all or part of rStar by Gilat.

     From July 2000 through September 2000, representatives of Gilat and rStar discussed and reviewed several proposed transactions for Gilat's investment in, or acquisition of, rStar.

     On September 27, 2000, rStar and Gilat decided to effect the transaction by way of a tender offer to acquire 51% of the capital stock of rStar, subject to
(i) final agreement on pricing and other terms, (ii) approval of the contemplated transaction by the Boards of Directors of rStar and Gilat, and
(iii) other customary matters.

     In October 2000, rStar decided that it would no longer accept or present paid commercial messages directed at students, announced its plan to end the free service business model and discontinued the installation of free computer labs for schools. Also in October 2000, rStar announced a shift of its business focus and resources to implement and manage industry-specific private networks for businesses to communicate with their vendors and customers via bi-directional satellite-delivered Internet connections.

     For some time, the Board of Directors and management of rStar have evaluated entering into strategic relationships and considered strategic acquisitions of companies with complimentary businesses and technologies. Since announcing its exit from the school-based model, rStar has focused on exploring a number of potential relationships with its corporate partners, including potential equity investments by Gilat.

     On October 3, 2000, rStar, Gilat and certain principal stockholders of rStar entered into a tender offer agreement pursuant to which Gilat would make a cash tender offer to purchase (at a price of $2.32 per share) up to the number of outstanding shares of rStar common stock, which together with the shares that Gilat beneficially owned, would constitute 51% of the outstanding shares of rStar common stock. Also, under the tender offer agreement, certain principal stockholders granted Gilat an option to purchase their shares of rStar common stock, at an option price of $2.32 per share, to the extent necessary to provide Gilat with beneficial ownership of 51% of the outstanding shares of rStar common stock if less than 51% of the outstanding shares of rStar common stock were tendered in the cash tender offer. Gilat and rStar issued a joint press release announcing the cash tender offer.

     On October 17, 2000, Gilat commenced its cash tender offer.

     On November 27, 2000, Gilat accepted for payment, and paid for, 16,793,752 shares tendered in its cash tender offer. Such shares represented approximately 38% of the outstanding shares of rStar common stock.

     On December 6, 2000, as contemplated by the tender offer agreement and by a letter agreement, dated December 6, 2000, between Gilat and certain principal stockholders of rStar, Gilat exercised its option, in part, to purchase 4,196,550 shares of rStar common stock.

NEGOTIATIONS BETWEEN rSTAR AND GILAT

     Beginning in the middle of December 2000, Mr. Gat first initiated discussions with Mr. Mortensen regarding the possibility of rStar combining its operations with a portion of Gilat's satellite network operations in Latin America. In that regard, on December 19, 2000, December 20, 2000, and January 9, 2001, Messrs. Mortensen and Gat met and held conference calls regarding, among other concepts, the possibility of consolidating portions of Gilat's operations in Latin America into a Gilat subsidiary that would be acquired by rStar.

     On January 5, 2001, Gilat exercised the remainder of its option for shares of rStar common stock, and purchased 879,141 shares of rStar common stock from certain principal stockholders of rStar, as contemplated by the tender offer agreement and the letter agreement. As a result of the shares of rStar common stock purchased in the cash tender offer and pursuant to the option, Gilat beneficially owned approximately 51% of the outstanding shares of rStar common stock. Although Gilat became a majority stockholder of rStar, it did not have any representatives on rStar's Board of Directors until May 21, 2001, as described below.

     On January 10, 2001, Lance Mortensen met with Yoel Gat and Ami Samuels, Vice-President, Broadband Networks of Gilat, and discussed the status of rStar's exit from the school business, the status of its development of private networks, and Gilat's operations in Latin America. Messrs. Mortensen, Gat and Samuels also discussed alternative markets into which rStar could redeploy its assets and expertise and the manner in which Gilat could assist rStar in doing so, including the possibility of a combination of rStar with certain operations of Gilat. Messrs. Gat and Samuels expressed the view that, although rStar did not then operate outside of the United States, rStar's resources and technical expertise in developing and managing private broadband internet networks was a natural fit with Gilat's business of providing satellite-based telephony and internet access services in Latin America. They further expressed the view that, as rStar exited the school market and explored alternative market opportunities, Gilat's Latin American business would provide rStar with an additional source of revenue and enhance the value of rStar's common stock.

     On February 8, 2001, Messrs. Mortensen and Gat met and discussed in further detail the potential for rStar's acquisition of the StarBand Latin America business and the possible structure such a deal would take.

     On February 16, 2001, Mr. Mortensen visited the offices of Gilat Latin America Inc. in Sunrise, Florida and met with senior officers involved in the daily operations and management of Gilat's business activities in Latin America. At the meeting, the parties discussed information with respect to the business model and operations of the StarBand Latin America business, including the risks associated with the economic and political environment in Latin America, the structure of the proposed transactions and the manner by which Gilat would contribute various assets to the newly-formed entity.

     From late February through the end of March 2001, Messrs. Mortensen and Samuels held nearly daily conference calls to discuss the potential structure and terms of the proposed acquisition of the StarBand Latin America business.

     On March 1, 2001, Mr. Mortensen and Michael Arnouse, a director of rStar, met with the financial advisor for Gilat and senior officers of the StarBand Latin America business. During the meeting, Gilat's financial advisor and senior officers of the StarBand Latin America business conducted a presentation at which information with respect to the proposed StarBand Latin America business was distributed and discussed, including Gilat's current operations in Latin America, the risks involved in implementing and providing new technologies in Latin America, the growth strategy and the projected growth of the StarBand Latin America business. The parties discussed the manner in which StarBand Latin America would be formed, including the expected contribution by Gilat and its affiliates of rights to implement, operate and market broadband Internet access services and voice services to consumers and small office and home office subscribers across Latin America, and provide in Latin America a bundled product with direct-to-home television service using a single satellite dish. The parties also discussed Gilat's ongoing commitment to provide in Latin America, through StarBand Latin America, such new technologies and products as Gilat develops and makes available to its affiliates in the United States, including StarBand Communications.

     The parties explored the possibility of increasing stockholder value by undertaking a tender offer for a portion of the outstanding rStar common stock. The parties noted the market price of the rStar common stock and considered whether it would be a prudent use of rStar's financial resources to buy back a portion of the outstanding rStar common stock. The parties discussed the possibility of Gilat participating in a tender offer.

     Following the meeting, Messrs. Mortensen and Arnouse recommended to rStar's Board of Directors that rStar continue discussions and due diligence regarding the proposed acquisition of the StarBand Latin America business. This recommendation was based upon, among other things, the belief that there were meaningful synergies and overlaps between rStar's business and the StarBand Latin America business and that, based upon the financial information provided to them and the projected growth of the Star Band Latin American business, the StarBand Latin America business provided growth opportunities for rStar and its stockholders. They were also of the view that the Latin American business presented an appropriate strategic fit and growth opportunity for rStar in light of rStar's goal of redeploying its school business assets and expertise to alternative markets.

     Throughout March 2001, representatives of rStar held several conference calls with representatives of Gilat and its financial advisor to further review, among other things, the business model and the valuation analysis of the StarBand Latin America business.

     On March 21, 2001, Messrs. Mortensen and Gat held a conference call and agreed that formal discussions should begin with respect to rStar's acquisition of StarBand Latin America. They decided that, in connection with rStar's proposed acquisition of the StarBand Latin America business, rStar should contemporaneously consider the issuance to Spacenet of rStar common stock in exchange for the satisfaction of rStar's approximately $45 million in outstanding capital lease obligation and other accrued liabilities to Spacenet incurred in connection with the 1999 service agreement between rStar and Spacenet described above -- See "Past Contacts Between rStar and Gilat". Messrs. Mortensen and Gat discussed the general parameters of the proposed transactions, including the value of the consideration to be exchanged. They agreed to further discuss the proposed transactions and the acquisition of StarBand Latin America by rStar.

     On or about March 28, 2001, officers and counsel of Gilat and representatives of rStar met to discuss the proposed transactions. rStar and Gilat agreed to a non-binding term sheet outlining a series of transactions, including the proposed issuance of rStar common stock to Gilat in exchange for the cancellation of all or a portion of rStar's outstanding indebtedness to Spacenet, rStar's acquisition of the StarBand Latin America business, and the exchange offer.

     On April 2, 2001, counsel to Gilat provided counsel to rStar with a draft acquisition agreement.

     On April 4, 2001, rStar's Board of Directors formed a special committee of independent directors comprised of Messrs. Appleby and Arnouse to consider the proposed transactions and determined to retain an investment banking firm to evaluate, from a financial point of view, the consideration to be provided for in the proposed transactions. Messrs. Appleby and Arnouse agreed that the criteria for selecting an investment banking firm should include:

     - the investment banking firm's expertise and experience in the telecommunications industry;

     - the reputation of the investment banking firm;

     - the ability of the investment banking firm to meet the special committee's requirements and timelines;

     - consideration of conflicts of interest; and

     - the fees to be charged, given the relative value of any potential transaction.

     Between April 4 and April 5, 2001, representatives of rStar, Gilat and their respective counsel met frequently with each other to discuss and negotiate numerous aspects of the proposed transactions. At this time, the special committee retained CIBC World Markets to evaluate the fairness, from a financial point of view, of the aggregate consideration to be provided for in the exchange offer and related transactions. In retaining CIBC World Markets, Messrs. Appleby and Arnouse were aware and considered that CIBC World Markets previously had performed investment banking services for Gilat, including acting as Gilat's dealer manager in its tender offer for shares of rStar common stock in October 2000. After discussions regarding CIBC World Markets' role in the October 2000 tender offer, which was limited to serving as dealer manager and did not involve participation in negotiations or fuller financial advisory services, the committee determined that no conflict existed. The special committee also believed that, in light of CIBC World Markets' existing knowledge and understanding of Gilat's business, including that in Latin America, CIBC World Markets was able to quickly and efficiently evaluate the aggregate consideration provided for in the exchange offer and related transactions.

     On April 7, 2001, Messrs. Apply, Arnouse and Mortensen discussed with CIBC World Markets the StarBand Latin America business and preliminary matters relating to the proposed transactions. Among other things, they compared the growth opportunities in Latin America to the growth opportunities which might present themselves with respect to other acquisitions or strategic relationships rStar was then in a position to pursue. Particularly in light of Gilat's support for the Latin American transactions, as well as the possibility of simultaneously pursuing the exchange offer, the Board was of the view that rStar should pursue the StarBand Latin America acquisition.

     On April 10, 2001, Mr. Appleby, representing the special committee, and Mr. Mortensen held a conference call with representatives of Gilat regarding the structure of the proposed transactions and the terms of a definitive acquisition agreement. On the same day, Messrs. Appleby and Arnouse and CIBC World Markets discussed due diligence and other matters relating to StarBand Latin America and the proposed transactions.

     On April 15, 2001, Messrs. Mortensen and Gat held further discussions about the proposed transactions.

     On April 18, 2001, Messrs. Appleby and Arnouse and the respective officers and counsel of rStar and Gilat met to continue drafting a definitive acquisition agreement. rStar's counsel advised Messrs. Appleby, Arnouse and Mortensen of their fiduciary obligations in considering the proposed transactions and reviewed with the full Board of Directors the terms of the proposed transactions and the status of the negotiations.

     On April 19, 2001, Messrs. Appleby and Arnouse reviewed, considered, and further evaluated StarBand Latin America and its business, Gilat and the proposed transactions, along with the related documents and agreements relating to the proposed transactions. Also at this meeting, CIBC World Markets reviewed with Messrs. Appleby and Arnouse its financial analysis of the aggregate consideration to be provided for in the exchange offer and related transactions. At that meeting, Messrs. Appleby and Arnouse, along with CIBC World Markets, also reviewed the terms of the proposed issuance to Spacenet of rStar common stock in exchange for rStar's satisfaction of approximately $45 million in outstanding obligations to Spacenet.

     On April 22, 2001, Messrs. Appleby and Arnouse again convened telephonically to consider the proposed transactions. Mr. Mortensen, rStar's legal counsel and CIBC World Markets participated in the telephonic meeting. rStar's legal counsel reviewed with Messrs. Appleby and Arnouse the terms of the proposed transactions. Also at this meeting, CIBC World Markets delivered to the special committee an oral opinion, which was confirmed by delivery of a written opinion dated April 23, 2001, the date on which the acquisition agreement was initially executed, as to the fairness, from a financial point of view, of the aggregate consideration provided for in the exchange offer and related transactions. At the conclusion of the meeting, Messrs. Appleby and Arnouse unanimously approved the proposed transactions and recommended the proposed transactions to the rStar Board of Directors. Thereafter, the entire Board of Directors convened a meeting and discussed the recommendations of the special committee. In considering the proposed transactions, the Board considered, among other things, the anticipated earnings growth of the StarBand Latin America business.

     After a review and discussion of the terms of the proposed transactions, and discussions regarding the financial and other effects of the proposed transactions on rStar and its stockholders, the Board of Directors approved the proposed transactions, including the StarBand Latin America acquisition, the exchange offer and the Spacenet transaction. The Board authorized rStar's officers to finalize and execute a definitive acquisition agreement and any other related documents.

     On April 23, 2001, rStar and Gilat executed and delivered a definitive acquisition agreement, and rStar and Gilat issued a joint press release announcing the proposed transactions. The definitive agreement executed on April 23, 2001 provided for:

     - the acquisition of StarBand Latin America by rStar for 43,103,448 shares of rStar common stock;

     - the StarBand Latin America business to have exclusive rights to the consumer and small office and home office markets in all of Latin America, including Mexico;

     - rStar to commence an exchange offer for shares of rStar common stock, representing 20% of the shares of rStar common stock held by stockholders other than Gilat, in exchange for an aggregate of up to $4,000,000 in cash, or approximately $0.95 per eligible tendered rStar share, and an aggregate of 312,500 Gilat ordinary shares, or approximately 0.0738 of a Gilat ordinary share for each eligible tendered rStar share. Gilat agreed not to tender any of its shares of rStar common stock in the exchange offer;

     - Gilat to grant rStar an option to acquire the 312,500 Gilat ordinary shares needed for the exchange offer for nominal consideration;

     - the terms by which rStar would satisfy its approximately $45 million outstanding capital lease and other accrued liabilities obligation to Spacenet by way of the issuance of 19,396,552 shares of rStar common stock, as a closing condition to rStar's acquisition of StarBand Latin America; and

     - the right to terminate the acquisition agreement by either party if the transactions were not consummated by September 30, 2001.

     On April 23, 2001, the date on which the acquisition agreement was initially executed, the last reported sale price for Gilat ordinary shares on the Nasdaq National Market was $10.83 per share. Accordingly, if the exchange offer had expired on that date, each share of rStar common stock tendered in the exchange offer would have been exchanged for a combination of cash and Gilat ordinary shares having a value of approximately $1.75, consisting of $0.95 in cash and a fraction of a Gilat ordinary share having a market value of approximately $0.80.

     On April 23, 2001, rStar, Gilat and their respective legal counsel commenced the preparation of the required disclosure documents and the related financial statements.

     On May 21, 2001, rStar and Spacenet closed the Spacenet transaction by delivering 19,396,552 shares of rStar common stock to an affiliate of Spacenet, Gilat Satellite Networks (Holland) B.V. in exchange for satisfaction of rStar's approximately $45 million capital lease and other obligations to Spacenet. This transaction, which was described in the April 23, 2001 acquisition agreement, was a condition to the closing of rStar's acquisition of StarBand Latin America. Although the parties originally anticipated that this transaction would be consummated just prior to the closing of rStar's acquisition of StarBand Latin America, because stockholder approval was not required or being sought for the consummation of this transaction and because the time it was taking to complete the required disclosure documents and related financial statements was longer than originally expected, the parties elected to close the Spacenet transaction prior to the closing of rStar's acquisition of StarBand Latin America. Also, at this time, Mr. Samuels and Sasson Darwish were appointed to fill the two vacant seats on rStar's Board of Directors.

     Between July 22, 2001 and July 31, 2001, representatives of rStar and Gilat held numerous telephone conferences to discuss the status of the StarBand Latin America business, the status of the preparation of required financial statements, due diligence matters and the manner in which StarBand Latin America would operate after the closing of rStar's acquisition of StarBand Latin America. The parties also discussed various business opportunities, including Gilat's operations in Mexico. At that time, Gilat requested that the terms of the StarBand Latin America acquisition in the April 23, 2001 acquisition agreement be modified so that StarBand Latin America's right to conduct its business in Mexico would be non-exclusive rather than exclusive. Further, during that period, Gilat requested that, in connection with the exchange offer, rStar increase the consideration paid by it to Gilat upon the exercise of the option for Gilat ordinary shares from nominal consideration to a number of shares of rStar common stock.

     Messrs. Mortensen and Appleby held numerous telephone conferences to consider whether or not rStar should agree to amend the April 23, 2001 acquisition agreement and, if so, what consideration rStar should receive for agreeing to do so. In particular, Messrs. Mortensen and Appleby considered the impact that a non-exclusive, rather than exclusive, arrangement in Mexico could have on StarBand Latin America's projected performance during the next few years. They also considered what additional benefit should be provided to the rStar stockholders in exchange for rStar agreeing to pay additional consideration to Gilat upon exercising the option for Gilat ordinary shares.

     After numerous conference calls, the parties determined that, in consideration for rStar agreeing to Gilat's requested changes, the terms of the transactions would be modified as follows:

     - the number of shares subject to the exchange offer should be increased;

     - in order to provide the rStar stockholders with some assurance that the anticipated performance of the StarBand Latin America business would translate into increased value for the non-Gilat stockholders, rStar would commit to pay a special cash distribution to the rStar stockholders (other than Gilat) if StarBand Latin America did not achieve certain earnings targets for either one or both of the years ending June 30, 2003 and June 30, 2004, the payments of the special cash distributions being guaranteed by Gilat;

     - provide that if the StarBand Latin America business performed extremely well, thereby providing a benefit to rStar stockholders, Gilat would receive additional shares of rStar common stock.

     On July 31, 2001, Messrs. Mortensen and Appleby reported the status of their discussions with Gilat to Mr. Arnouse. The parties discussed the revised terms of the StarBand Latin America acquisition, the exchange offer and the option for Gilat ordinary shares, including the impact the proposed changes would have on the non-Gilat stockholders.

     From early July through the end of August, representatives of rStar, Gilat and their respective counsel met frequently with each other to discuss, negotiate and finalize the proposed revisions to the StarBand Latin America acquisition and the exchange offer, including exchanging drafts of revisions to the April 23, 2001 acquisition agreement, the master services and supply agreement between Gilat and StarBand Latin America, rStar's Certificate of Incorporation and the option for Gilat ordinary shares.

     On September 7, 2001, the date on which the special committee considered the first amended acquisition agreement, Messrs. Appleby and Arnouse convened telephonically to consider the revised terms of the StarBand Latin America acquisition and the exchange offer. Mr. Mortensen, rStar's legal counsel and CIBC World Markets participated in the telephonic meeting. rStar's legal counsel reviewed the revised terms of the StarBand Latin America acquisition and the exchange offer. CIBC World Markets delivered to the special committee an oral opinion, which was confirmed by delivery of a written opinion dated September 7, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by the holders of rStar common stock, other than

Gilat and its affiliates, in the exchange offer was fair, from a financial point of view, to such holders. At the conclusion of the meeting, Messrs. Appleby and Arnouse unanimously approved the revised terms of rStar's acquisition of StarBand Latin America and the exchange offer and recommended the revised terms to the Board of Directors. Thereafter, the Board of Directors convened a meeting and discussed the recommendations of Messrs. Appleby and Arnouse. After a review and discussion of the revised terms of rStar's acquisition of StarBand Latin America and the exchange offer, and discussions regarding the financial and other effects of the proposed revised terms on rStar and its stockholders, the Board of Directors approved the revised terms and authorized the officers of rStar to finalize and execute an amendment to the April 23, 2001 acquisition agreement and any other related documents.

     On September 7, 2001, rStar and Gilat and executed and delivered the first amended acquisition agreement and on September 10, 2001 rStar and Gilat issued a joint press release announcing the revised terms of the StarBand Latin America acquisition and the exchange offer. The first amended acquisition agreement executed on September 7, 2001 amended the April 23, 2001 acquisition agreement as follows:

     - the StarBand Latin America business will have non-exclusive, rather than exclusive, rights in Mexico.

     - the number of shares of rStar common stock which may be acquired by rStar in the exchange offer was increased from an amount representing 20% of the shares of rStar common stock held by stockholders other than Gilat to 6,315,789, representing approximately 29% of the shares of rStar common stock held by stockholders other than Gilat.

     - the aggregate consideration to be paid for shares of rStar common stock in the exchange offer was increased from $4,000,000 in cash, or approximately $0.95 per eligible tendered rStar share, and 312,500 Gilat ordinary shares, or approximately 0.0738 of a Gilat ordinary share for each eligible tendered share, to $6,000,000 in cash, or approximately $0.95 per eligible tendered rStar share, and 466,105 Gilat ordinary shares, or approximately 0.0738 of a Gilat ordinary share for each eligible tendered share.

     - the amount to be paid by rStar upon the exercise of the option to acquire the Gilat ordinary shares needed for the exchange offer was increased from nominal consideration to a number of shares of rStar common stock equal to 60% of the shares of rStar common stock tendered in the exchange offer -- 3,389,473 shares if the maximum number of rStar common stock are tendered in the exchange offer.

     - subject to certain limitations, rStar stockholders, other than Gilat, will be entitled to receive a distribution of up to a total of $10 million in cash, $5 million per year, if StarBand Latin America does not achieve certain earnings targets during the years ending June 30, 2003 and June 30, 2004.

     - subject to certain limitations, Gilat will have the right to receive up to an additional 10,741,530 shares of rStar common stock, 5,370,765 shares per year, if StarBand Latin America achieves certain earnings targets during the years ended June 30, 2003 and June 30, 2004.

     - the right of the rStar stockholders to receive the special cash distribution described above or of Gilat to receive the additional shares of rStar common stock as described above will terminate upon the completion of a firm underwritten public offering of shares of rStar common stock raising gross proceeds to rStar of at least $25 million, with a price of rStar common stock of at least $2.32 per share.

     - since the Spacenet transaction closed on May 21, 2001, the terms of the Spacenet transaction and its inclusion as a closing condition was deleted.

     - the date after which either party has the right to terminate the acquisition agreement if the transactions are not consummated was extended from September 30, 2001 to November 30, 2001.

     On September 7, 2001, the date on which the first amended acquisition agreement was executed, the last reported sale price for Gilat ordinary shares on the Nasdaq National Market was $9.18 per share.

Accordingly, if the exchange offer had expired on that date, each share of rStar common stock would have been exchanged for a combination of cash and Gilat ordinary shares having a value of approximately $1.63, consisting of $0.95 in cash and a fraction of a Gilat ordinary share having a market value of approximately $0.68.

     On September 25, 2001, rStar filed its preliminary proxy statement with the SEC relating to the acquisition agreement, among other things. On October 11, 2001, Gilat filed its Registration Statement on Form F-4 with the SEC to register the Gilat ordinary shares for the exchange offer. Each of rStar and Gilat received comments to these filings from the staff of the SEC on November 16, 2001, by which time it was clear to each of rStar and Gilat that the parties would not be in a position to close the StarBand Latin America acquisition and the exchange offer by the November 30, 2001 termination date provided for in the first amended acquisition agreement dated September 7, 2001. Accordingly, the parties discussed amending the first amended acquisition agreement in order to extend the termination date.

     Between September 7, 2001, the date on which the first amended acquisition agreement was executed, and November 30, 2001, the market price of the Gilat ordinary shares dropped from $9.18 to a low during that period of $2.00 per share. Accordingly, in considering the terms upon which rStar would be willing to extend the termination date of the StarBand Latin America acquisition and the exchange offer, Mr. Mortensen initiated discussions regarding possible adjustments to the terms of the exchange offer.

     During the period from mid-October 2001 through November 30, 2001, Messrs. Mortensen and Appleby had numerous conversations regarding possible modifications to the terms of the StarBand Latin America acquisition and the exchange offer which they considered in connection with an extension. Likewise, during that period, Mr. Mortensen had a number of telephone conversations with Mr. Samuels to discuss the possibility of adjusting the financial terms of the exchange offer to conform with the aggregate consideration payable on April 23, 2001 and September 7, 2001.

     On November 28, 2001 and December 11, 2001, Messrs. Mortensen and Gat held telephone conferences to consider the terms on which a further amendment to the first amended acquisition agreement would be agreed upon. Mr. Mortensen requested that Gilat agree that the amount of the cash consideration to be paid in the exchange offer be increased in proportion to the amount by which the price of the Gilat ordinary shares was less than $12.00 per share (the approximate price of the Gilat ordinary shares on April 23, 2001). In response, Mr. Gat requested that the amount of cash be proportionately decreased to reflect any amount by which the price of the Gilat ordinary shares exceeded $12.00 per share. Mr. Gat also requested that, in addition to an underwritten public offering, rStar's obligation to pay the special cash distribution terminate if rStar is able to raise $100 million in a private transaction at a price per share of at least $1.00. Further, Mr. Gat requested that certain clarifying changes be made to the agreements regarding the non-exclusive rights of StarBand Latin America in Mexico.

     On December 12, 2001, Mr. Mortensen reported on the status of his discussions with Gilat to Messrs. Appleby and Arnouse. The parties discussed the proposed revisions to the terms of the StarBand Latin America acquisition and the exchange offer, including the impact the proposed changes would have on the non-Gilat stockholders.

     From mid-December 2001 through December 31, 2001, rStar and Gilat and their respective counsel exchanged drafts and held frequent conference calls in order to finalize the details of the proposed revisions to the exchange offer and the StarBand Latin America acquisition.

     On December 21, 2001, Messrs. Apply and Arnouse convened telephonically to consider the revised terms of the StarBand Latin America acquisition and the exchange offer. Mr. Mortensen and rStar's legal counsel participated in the telephonic meeting. rStar's legal counsel reviewed the proposed revised terms of the StarBand Latin America acquisition and the exchange offer, and at the conclusion of the meeting, Messrs. Appleby and Arnouse unanimously approved the revised terms of the StarBand Latin America acquisition and the exchange offer and recommended the revised terms of StarBand Latin America acquisition and the exchange offer to the Board of Directors. Thereafter, the Board of Directors convened a meeting and discussed the recommendations of Messrs. Appleby and Arnouse.

     CIBC World Markets was not requested to, and did not participate in, the meeting and the special committee did not ask CIBC World Markets to provide any update to its opinion dated September 7, 2001. Although the market price of the Gilat ordinary shares had declined from $9.08 on September 7, 2001 to approximately $3.32 on December 20, 2001, the special committee elected not to ask CIBC World Markets to update its September 7, 2001 opinion and instead determined to continue to rely upon the September 7, 2001 opinion. In electing to do so, the special committee determined that the additional expense of obtaining an updated opinion was not necessary given the special committee's analysis that the proposed revised terms of the StarBand Latin America acquisition were not materially different from the terms of the acquisition in place on the date of the September 7, 2001 opinion, as well as the special committee's determination that the financial terms of the exchange offer, as revised in the second amended acquisition agreement, provided for the payment of aggregate consideration to the rStar stockholders substantially equivalent to the consideration called for by the September 7, 2001 agreement. In reaching such a determination, the special committee and the Board of Directors considered the fact that, although the aggregate consideration payable in connection with the exchange offer was equivalent to the consideration called for at the time of the September 7, 2001 opinion, the revised terms could result in a change in the mix of cash and Gilat ordinary shares payable for each rStar share.

     After a review and discussion of the revised terms of the StarBand Latin America acquisition and the exchange offer, and discussions regarding the financial and other effects of the proposed revised terms on rStar and its stockholders, the Board of Directors approved the revised terms and authorized the officers of rStar to finalize and execute a second amendment to the acquisition agreement and related documents.

     On December 31, 2001, rStar and Gilat executed and delivered the second amended acquisition agreement, and on January 2, 2002, rStar and Gilat issued a joint press release announcing the revised terms of the StarBand Latin America acquisition and the exchange offer. The second amended acquisition agreement executed on December 31, 2001 amended the first amended acquisition agreement dated September 7, 2001 as follows:

     - Rather than 0.0738 of a Gilat ordinary share and $0.95 in cash, each share of rStar common stock tendered in the exchange offer will be exchanged for 0.0738 of a Gilat ordinary share and between $0.32 and $1.58 in cash. The cash consideration will be determined as follows:

      - If the average closing market price of the Gilat ordinary shares during the 10 trading days preceding the fifth day prior to the expiration of the exchange offer is $12.00 per share, rStar will pay $0.95 per rStar share -- a total of $6 million assuming that the maximum number of shares of rStar common stock are acquired by rStar in the exchange offer.

      - If the average closing market price of the Gilat ordinary shares during the 10 trading days preceding the fifth day prior to the expiration of the exchange offer is less than $12.00 per share, the amount of cash paid by rStar will be proportionately increased based upon the shortfall up to a maximum of $1.58 per rStar share -- a total of $10 million assuming that the maximum number of shares of rStar common stock are acquired by rStar in the exchange offer.

      - If the average closing market price of the Gilat ordinary shares during the 10 trading days preceding the fifth day prior to the expiration of the exchange offer is greater than $12.00 per share, the amount of cash paid by rStar will be proportionately decreased based upon the excess down to a maximum of $0.32 per rStar share -- a total of $2 million assuming that the maximum number of shares of rStar common stock are acquired by rStar in the exchange offer.

     - In addition to the underwritten public offering described above, the right of the rStar stockholders to receive the special cash distribution and the right of Gilat to receive any additional shares of rStar common stock will terminate upon the closing by rStar of a sale in a single transaction of shares of rStar common stock to a third party purchaser other than Gilat and its corporate affiliates raising gross proceeds of at least $100 million, with a price of rStar common stock of at least $1.00 per share, and at least 60% of such gross proceeds must be in the form of cash.

     - The agreements clarified the parties' understanding that, in Mexico, rStar will have only limited non-exclusive rights to provide Gilat's products and services in Mexico.

     - The date after which either party has the right to terminate the acquisition agreement if the transactions are not consummated was extended from November 30, 2001 to May 31, 2002.


     The average closing market price of the Gilat ordinary shares for the 10 trading days preceding the fifth day immediately prior to the date of this offer to exchange/prospectus was $1.40. Also, the last reported sales price for Gilat ordinary shares on the Nasdaq National Market immediately prior to the date of this offer to exchange/prospectus was $1.19. Accordingly, if the exchange offer had expired as of the date immediately prior to the date of this offer to exchange/prospectus, based on the formula referred to above, each outstanding share of rStar common stock properly tendered in the exchange offer would be exchanged for a combination of cash and Gilat ordinary shares having a value of approximately $1.67 (consisting of approximately $1.58 in cash and a fraction of a Gilat ordinary share having a market value of approximately $0.09).



     In May 2002, the parties agreed to extend the latest closing date from May 31, 2002 to July 31, 2002, unless as of such date, despite the parties' good faith efforts, the failure of the closings contemplated by the second amended acquisition agreement to occur is solely related to the failure of the parties to obtain any regulatory or third-party approvals, including any clearances from the SEC, necessary to consummate rStar's acquisition of StarBand Latin America, the exchange offer or the other transactions contemplated by the second amended acquisition agreement, in which case such date shall be extended to August 15, 2002.


          REASONS FOR THE EXCHANGE OFFER AND THE RELATED TRANSACTIONS

REASONS FOR GILAT'S BOARD RECOMMENDATION; FACTORS CONSIDERED

     In approving the acquisition agreement, the exchange offer, the StarBand Latin America acquisition, and the other transactions described in the acquisition agreement, Gilat's Board of Directors considered a number of factors.

     In its evaluation, Gilat's Board of Directors took into consideration the potential benefits of the acquisition agreement and the following material factors:

     - The completion of rStar's acquisition of StarBand Latin America and the exchange offer would provide Gilat with increased control of rStar and the cash reserves needed for the development of the StarBand Latin America business. Following these transactions, rStar resources, including approximately $20 million in cash would be available to use in connection with the StarBand Latin America business to fund the operations of StarBand Latin America's high-speed Internet access and telephony services.

     - The belief of Gilat's senior management that obtaining funding for StarBand Latin America's business in the financial markets under current economic conditions would be difficult was also taken into consideration. Moreover, as an on-going public company, rStar would have better access to credit facilities and capital markets, which in the long run will facilitate raising funds for future StarBand Latin America operations.

     - The belief of senior management that rStar's technical expertise in developing and managing private broadband Internet networks would contribute to the development of the StarBand Latin America business following completion of the transactions.

     - The completion of the exchange offer and the StarBand Latin America acquisition would provide Gilat the opportunity to achieve a more consistent business organization among Gilat's various businesses worldwide. More specifically, Gilat would be able to consolidate into one company its telephony and high-speed Internet access business in the Latin American consumer markets, which is currently conducted by several Gilat subsidiaries.

     - The closing of the Spacenet transaction would allow Gilat's wholly-owned subsidiary, Spacenet, to obtain satisfaction of rStar's outstanding capital lease and other accrued obligations, equal to approximately $45 million, through the issuance of 19,396,552 shares of rStar common stock, at a fair value of $2.32 per share. While rStar would have been able to satisfy its obligations to Spacenet, this would have been a substantial cost burden on rStar and may have had a material adverse effect on rStar.

     - In connection with the negotiation of the first and second amendments to the acquisition agreement dated April 23, 2001, a material factor taken into consideration by Gilat was that rStar would receive only limited rights to the Mexican and Chilean markets for high-speed internet access and telephony services upon its acquisition of StarBand Latin America, which would therefore give Gilat the flexibility to pursue other potential business opportunities in those markets. Also, Gilat took into account the potential reduction of the amount of cash consideration paid under the revised terms of the exchange offer, although the aggregate consideration payable to rStar's stockholders in the exchange offer would be unchanged. A reduction of the cash consideration paid in the exchange offer would mean that following the completion of the transactions additional cash reserves would be available to develop the StarBand Latin America business.

     Gilat's Board of Directors consulted with senior management, as well as its legal counsel and financial advisor, in reaching its decision.

     In its evaluation of the acquisition agreement, Gilat's Board of Directors reviewed several other factors, including, but not limited to, the following:

     - Gilat's past dealings with rStar, as well as rStar's history, business, financial performance and condition, operations, technology and management, which was analyzed by Gilat's senior management in consideration of Gilat's strategic objectives in Latin America;


     - The possibility of using rStar's technology in developing additional vertical market business opportunities in North and Latin America;



     - The view of Gilat's management of the financial condition, results of operations and businesses of Gilat and rStar before and after giving effect to the StarBand Latin America acquisition, the exchange offer, as well as the Spacenet transaction, and the determination that these transactions' collective effect could enhance Gilat's and rStar's stockholder value;


     - The view of Gilat's senior management that the StarBand Latin America acquisition and the exchange offer would likely be approved by rStar's stockholders, in light of the voting agreement entered into among Gilat and certain other significant rStar stockholders, who collectively own approximately 81.6% of the outstanding shares of rStar common stock. Under this voting agreement, the parties would agree to vote their shares of rStar common stock in favor of the transactions;

     - The belief by Gilat's senior management that the terms of the acquisition agreement are reasonable, in light of

        (i) the share consideration Gilat would receive in exchange for the sale of StarBand Latin America;

        (ii) the consideration that would be paid to rStar stockholders in the exchange offer; and

        (iii) the consideration that Gilat would receive under the option for Gilat ordinary shares;

     - The impact of these transactions on rStar's employees, particularly on rStar's management, and the amount of severance and other benefits that may be payable to such employees following consummation of the transactions; and

     - The investment that Gilat has previously made in rStar, including the tender offer it conducted in October 2000 for 51% of the outstanding shares of rStar common stock.

     Gilat's Board of Directors also considered the risk factors set forth under "Risk Factors -- Risks Related to the Exchange Offer," as well as the following material risks:

     - The potential benefits sought by the StarBand Latin America acquisition and the exchange offer might not be fully realized;

     - The possibility that the StarBand Latin America acquisition and the exchange offer might not be completed and, as a consequence, the negative effect the public announcement of these transactions might have on Gilat's and rStar's stockholder value; and

     - The difficulty Gilat may face managing two separate public companies that are headquartered in two different countries if the StarBand Latin America acquisition and exchange offer are consummated.

     The discussion of the information and factors considered by Gilat's Board of Directors is not intended to be exhaustive, but includes the material factors it considered. In view of the variety of factors considered in connection with its evaluation of the transactions, Gilat's Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, Gilat's Board of Directors approved the acquisition agreement and the transactions contemplated by the acquisition agreement.


REASONS FOR rSTAR'S BOARD APPROVAL AND RECOMMENDATION; FACTORS CONSIDERED


     rStar's Board of Directors, based upon, among other things, the recommendation of a special committee comprised of independent directors, has approved the acquisition agreement and has determined that the exchange offer and StarBand Latin America acquisition are fair to, and in the best interests of, rStar stockholders. In rStar's proxy statement delivered together with this offer to exchange/prospectus, rStar's Board of Directors has recommended approval of the acquisition agreement and the transactions it contemplates, including the StarBand Latin America acquisition and the exchange offer. However, none of rStar, its Board of Directors or any other person is making any recommendation as to whether you should tender or refrain from tendering your shares of rStar common stock in the exchange offer. Members of rStar's Board of Directors collectively own or otherwise have investment control over approximately 10,570,000 shares of rStar common stock. That number represents approximately 48% of the shares of rStar common stock not owned by Gilat and therefore eligible to participate in the exchange offer. Accordingly, those members of the Board of Directors are in a position to benefit from the exchange offer. Further, because the number of shares held by members of the Board of Directors, collectively, is greater than the maximum of 6,315,789 shares which may be acquired in the exchange offer, as a result of the application of proration provisions of the exchange offer, the participation of other rStar stockholders in the exchange offer could affect the Board members' personal financial interests. The Board of Directors, therefore, determined that it would be inappropriate to make a recommendation to the other rStar stockholders with respect to the exchange offer. Accordingly, rStar's Board of Directors does not express an opinion on, and remains neutral towards, the exchange offer.

     rStar entered into the proposed transactions, specifically the StarBand Latin America acquisition, to acquire an operating business in the satellite-based telephony and Internet access services industry in Latin America. The Board of Directors determined that following the consummation of the proposed transactions, rStar would have the potential to realize long-term improved operating results and a stronger competitive position. The Board of Directors has approved the acquisition agreement and the proposed transactions contemplated thereby and has identified several potential benefits from the proposed transactions that should contribute to the success of rStar and create better value for its stockholders. The Board of Directors believes that the StarBand Latin America business, along with the contributions made to StarBand Latin America by Gilat and certain of its affiliates, will provide an opportunity for rStar to redeploy its assets and expertise in the school business, enable rStar to enter into a market that has a great deal of potential and will provide rStar with many benefits including:

     - The opportunity to offer products and services in Latin America and accelerate the development of new product initiatives. Since rStar stopped building an advertiser-supported network serving the education market, rStar has been seeking to develop new business opportunities. Acquiring the StarBand Latin America business will allow rStar to offer satellite-based telephony and Internet access services instantly in the high-growth Latin American market and depending upon market conditions in a particular country, develop and offer new products and services.

     - Increased capacity across the entire organization through the addition of approximately 90 experienced StarBand Latin America employees. rStar has reduced its operations substantially since October 2000. The StarBand Latin America business is expected to enable rStar to acquire a significant amount of skilled employees with proven capabilities and allow it to develop new business opportunities.

     - Gilat's experience in the development of voice and data services and its existing relationships with Latin American partners. Gilat has significant amount of experience in providing telecommunications products and services based upon VSAT (very small aperture terminal) satellite network technology using advanced satellite-based technology to customers across six continents, including Latin America. Gilat and its subsidiaries also have developed contacts and relationships with partners in various Latin American countries. Acquiring the StarBand Latin America business should enable rStar to benefit from Gilat's experience and its relationships with Latin American partners and to penetrate the Latin American market to a greater degree that rStar could on its own.

     - The likelihood of realizing superior benefits through the expansion into the growing Latin American Internet market. It is reported that Internet use in Latin America is increasing at 35% annually. The Board of Directors believe that accessing the Latin American Internet market should diversify the rStar's revenue base and provide long-term growth possibilities that may be superior to those presented in the United States. The StarBand Latin America acquisition is expected to be accretive to rStar's revenues and earnings.

     - The expectation that the StarBand Latin America acquisition would yield a stronger management team for rStar. Currently, Gilat management has significant amount of experience in providing satellite-based telecommunication products and services. As part of the StarBand Latin America acquisition, Gilat has appointed two of the current members of the Board of Directors and has nominated three additional Board members. rStar expects to capitalize on Gilat's management's proven track record and access some of Gilat's human capital to develop its expansion into Latin America.

     In connection with its deliberations, the rStar Board of Directors and the special committee reviewed a number of additional positive factors relevant to the proposed transactions. The material factors include:


     - The belief of rStar's Board of Directors that the aggregate consideration provided for in the second amended acquisition agreement dated December 31, 2001, is favorable given the recent trading prices and trading volume of rStar common stock, which the Board of Directors believes have limited the liquidity of rStar's stockholders. The proposed aggregate consideration of approximately $1.67 per share constitutes a premium of approximately 438% over the average closing price of the rStar common stock for the three month period ended on December 31, 2001.


     - The financial protection to be afforded to rStar's stockholders, other than Gilat and its corporate affiliates, by the terms of the special cash distribution. As described in the section captioned "The Acquisition Agreement -- Special Cash Distribution," each rStar stockholder, other than Gilat, may be entitled to receive a special cash distribution of up to a total of $10 million in cash, $5 million per year, during the years ending June 30, 2003 and June 30, 2004.

     - The high likelihood that the transactions would be consummated. The StarBand Latin America acquisition and the exchange offer are not conditioned on any financing contingency and the special committee and the Board considered the fact that Gilat has the financial capacity to consummate each of these transactions expeditiously.

     - Diversification of technologies and product portfolio offerings that would result from the StarBand Latin America acquisition. The StarBand Latin America acquisition should allow rStar to offer a more comprehensive product line and expand its sales than if rStar attempted to enter the Latin American market on its own.

     - Access to greater financial resources allowing rStar to develop a greater range of products. As of December 31, 2001, rStar's market capitalization was approximately $24,883,000 and its public float was approximately $15,300,000. The Board of Directors recognized that companies with low market capitalization and low public float generally have difficulty attracting financing. Completing the StarBand Latin America acquisition and the exchange offer should allow rStar greater access to the capital markets.


     - The opportunity the exchange offer affords rStar's stockholders to reduce their exposure to the risks associated with the uncertainty of implementing a new business plan. As described in this offer to exchange/prospectus, rStar's stockholders have the ability to tender their shares of rStar common stock and receive 0.0738 of a Gilat ordinary share and between $0.32 and $1.58 in cash, depending on the market price of the Gilat ordinary shares prior to the expiration of the exchange offer. Given the historical trading price of the rStar common stock, as of the date of this offer to exchange/ prospectus, the aggregate consideration that would be received in the exchange offer for each outstanding share of rStar common stock represents a premium of approximately 438% over the average closing price of the rStar common stock for the three month period ended on December 31, 2001. In addition, the Gilat ordinary shares to be issued in the exchange offer may provide better liquidity than the shares of rStar common stock.


     - The opinion dated September 7, 2001 of CIBC World Markets addressed to the special committee as to the fairness, from a financial point of view, to the holders of rStar common stock, other than Gilat and its affiliates, of the exchange offer consideration provided for in the first amended acquisition agreement, as more fully described below under the caption, "Opinion of CIBC World Markets Corp."

     The rStar Board of Directors and the special committee also considered a variety of potentially negative factors in its deliberations concerning the proposed transactions. The material negative factors include:

     - The loss of control over the future operations of rStar due to the resignations of three current members of the Board of Directors and the President and Chief Executive Officer of rStar. As part of the StarBand Latin America acquisition, Lance Mortensen, Charles Appleby and Michael Arnouse will tender their resignations at the closing of rStar's acquisition of StarBand Latin America. Two of the current Board of Directors who are standing for election were nominated by Gilat and Gilat has nominated three new board members to our Board of Directors. Gilat will therefore be able to exercise total control over all such matters such as the election of rStar's directors and other fundamental corporate transactions such as mergers, asset sales and the sale of rStar.

     - The control exerted by Gilat over rStar since it currently beneficially owns approximately 65.5% of the outstanding shares of rStar common stock and its beneficial ownership of shares of rStar common stock would increase upon consummation of the StarBand Latin America acquisition and the exchange offer.

     - The risks associated with the expansion of rStar's operations into a new field and into the Latin American markets. rStar currently does not have any operations in Latin America. Through rStar's acquisition of StarBand Latin America, rStar expects to expand its business and enter the Latin America market.

     - The additional share consideration which may be issued to Gilat if certain conditions are met. As described in the section captioned "The Acquisition Agreement -- Additional Share Consideration,"

       Gilat and its subsidiaries have the right to receive up to an additional 10,741,530 shares of rStar common stock if StarBand Latin America achieves certain earning targets in 2003 and 2004.

     - The risk that rStar will not financially be able to make the special cash distribution when it comes due.

     - The risk that the benefits associated with the StarBand Latin America acquisition and the exchange offer may not be achieved. As with all transactions of this nature, it is difficult to predict the success of the transactions and the ability of rStar to successfully execute StarBand Latin America's business plan.

     After reviewing these potentially negative factors, rStar's Board of Directors and the special committee concluded that they were outweighed by the positive factors described above and accordingly determined that the proposed transactions were fair to, and in the best interests of rStar and its stockholders. The Board of Directors also considered the actual and potential conflicts of interest described below under the heading "Interests of Certain Persons in the Transactions." In view of the wide variety of factors considered by rStar's Board of Directors, they did not find it practicable to quantify, or otherwise attempt to assign relative weights to, the specific factors considered in making their determination. Consequently, rStar's Board of Directors did not quantify the assumptions and results of their analysis in reaching their determination that the proposed transactions were fair to, and in the best interests of, rStar and its stockholders. In addition, it is possible that different members of rStar's Board of Directors assigned different weights to the various factors described above.

                      OPINION OF CIBC WORLD MARKETS CORP.


     The special committee of rStar's Board of Directors engaged CIBC World Markets to evaluate the fairness, from a financial point of view, of the consideration provided for in the exchange offer. On September 7, 2001, at a telephonic meeting of the special committee held to evaluate the revised terms of the exchange offer contained in the first amended acquisition agreement, CIBC World Markets rendered to the special committee an oral opinion, which was confirmed by delivery of a written opinion dated September 7, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange offer consideration provided for in the first amended acquisition agreement was fair, from a financial point of view, to the holders of rStar common stock, other than Gilat and its affiliates. CIBC World Markets was not requested to, and it did not, update its opinion in connection with the special committee's evaluation of the second amended acquisition agreement dated December 31, 2001 which provided for, among other things, an adjustment to the exchange offer consideration given that the exchange offer consideration, as revised in the second amended acquisition agreement, provided for aggregate consideration to the rStar stockholders consistent with the financial terms revised and approved by the rStar Board of Directors and special committee on September 7, 2001. The opinion of CIBC World Markets also addressed the fairness, from a financial point of view, of the exchange ratio provided for in the StarBand Latin America acquisition. For a summary description of those aspects of CIBC World Markets' opinion, and the underlying financial analyses, relating to the StarBand Latin America acquisition, stockholders should refer to rStar's proxy statement dated March 28, 2002.


     The full text of CIBC World Markets' written opinion dated September 7, 2001 regarding the exchange offer, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this offer to exchange/prospectus as Annex B. CIBC WORLD MARKETS' OPINION IS ADDRESSED TO THE SPECIAL COMMITTEE OF rSTAR'S BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE OFFER CONSIDERATION AS PROVIDED FOR IN THE FIRST AMENDED ACQUISITION AGREEMENT. THE OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE EXCHANGE OFFER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES IN THE EXCHANGE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE EXCHANGE OFFER OR RELATED TRANSACTIONS. THE SUMMARY OF CIBC WORLD MARKETS' OPINION DESCRIBED BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. YOU ARE ENCOURAGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     In arriving at its opinion, CIBC World Markets:

     - reviewed the first amended acquisition agreement and related documents, including forms of the master services and supply agreement and the option agreement attached as exhibits to the first amended acquisition agreement;

     - reviewed audited financial statements of rStar and Gilat for the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000;

     - reviewed unaudited financial statements of rStar and Gilat for the six months ended June 30, 2001;

     - reviewed financial forecasts and other information relating to rStar and StarBand Latin America provided to or discussed with CIBC World Markets by the managements of rStar and Gilat, and reviewed and discussed with the management of Gilat publicly available financial forecasts relating to Gilat;

     - reviewed historical market prices and trading volumes for rStar common stock and Gilat ordinary shares;

     - held discussions with rStar's and Gilat's senior managements and other representatives with respect to the businesses and prospects for future growth of rStar, Gilat and StarBand Latin America;

     - reviewed and analyzed publicly available financial data for companies CIBC World Markets deemed comparable to rStar, Gilat and StarBand Latin America;

     - performed discounted cash flow analyses of rStar, Gilat and StarBand Latin America using assumptions of future performance prepared or discussed with CIBC World Markets by rStar's and Gilat's managements;

     - reviewed public information concerning rStar, Gilat and StarBand Latin America; and

     - performed other analyses and reviewed and considered other information and factors, including the pro rata nature of the exchange offer, as CIBC World Markets deemed appropriate.

     In rendering the opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information that rStar, Gilat and their employees, representatives and affiliates provided to or discussed with CIBC World Markets. With respect to the financial forecasts and other information relating to rStar and StarBand Latin America, which the managements of rStar and Gilat provided to or discussed with CIBC World Markets, CIBC World Markets assumed, at the direction of rStar's and Gilat's managements, without independent verification or investigation, that the forecasts and information were reasonably prepared on bases reflecting the best available information, estimates and judgments of rStar's and Gilat's managements as to the future financial condition and operating results of rStar and StarBand Latin America, as the case may be. With respect to publicly available financial forecasts relating to Gilat, which CIBC World Markets reviewed and discussed with Gilat's management, CIBC World Markets assumed, at the direction of Gilat's management, without independent verification or investigation, that the forecasts were prepared on bases reflecting reasonable estimates and judgments as to the future financial condition and operating results of Gilat. CIBC World Markets relied, at the direction of rStar's and Gilat's managements, without independent verification and investigation, on the assessments of rStar's and Gilat's managements as to StarBand Latin America's existing and future technology and products and the risks associated with its technology and products. CIBC World Markets assumed, with rStar's consent, that in the course of obtaining the necessary regulatory or third party approvals and consents for the exchange offer and related transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on rStar or StarBand Latin America or the contemplated benefits to rStar of the exchange offer and related transactions. CIBC World Markets also assumed, with rStar's consent, that the exchange offer and other transactions contemplated by the first amended acquisition agreement and related documents would be consummated in all material respects in accordance with their terms, without waiver, modification or amendment of any material conditions or agreements.

     CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of rStar, Gilat, StarBand Latin America or affiliated entities. CIBC

World Markets expressed no opinion as to rStar's, Gilat's or StarBand Latin America's underlying valuation, future performance or long-term viability, or the prices at which rStar common stock or Gilat ordinary shares would trade upon or after announcement or consummation of the exchange offer or related transactions. CIBC World Markets did not express any view as to, and its opinion does not address, the underlying business decision of rStar to effect the exchange offer or related transactions. CIBC World Markets was not requested to consider the relative merits of the exchange offer or related transactions as compared to any alternative business strategies that might exist for rStar or the effect of any other transaction in which rStar might engage. In connection with CIBC World Markets' engagement, CIBC World Markets was not requested to, and CIBC World Markets did not, participate in the negotiation or structuring of the exchange offer or related transactions. CIBC World Markets' opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. The special committee of rStar's Board of Directors imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by CIBC World Markets in rendering its opinion.

     This summary is not a complete description of CIBC World Markets' opinion to the special committee or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion, but rather describes material aspects of the opinion and the material financial analyses underlying such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion. CIBC World Markets did not draw, in isolation, conclusions from or with regard to one factor or method of analysis, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. Accordingly, CIBC World Markets does not believe that any single analysis or result reflected in its analyses, whether within or outside a range for comparative purposes, is of any particular significance, or should be assessed, independent of all analyses and factors considered.

     In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond rStar's, Gilat's and StarBand Latin America's control. No company, transaction or business used in the analyses as a comparison is identical to rStar, Gilat, StarBand Latin America or the exchange offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in CIBC World Markets' analysis and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

     The type and amount of consideration payable in the exchange offer and related transactions was determined by rStar or through negotiation between rStar and Gilat and the decision to enter into the exchange offer and related transactions was solely that of rStar's Board of Directors and the special committee. CIBC World Markets' opinion and financial analyses relating to the exchange offer were only one of many factors considered by the special committee in its evaluation of the exchange offer and should not be viewed as determinative of the views of rStar's Board of Directors, the special committee or management with respect to the exchange offer or related transactions or the consideration provided for in the exchange offer or related transactions.

     The following is a summary of the material financial analyses underlying CIBC World Markets' opinion dated September 7, 2001 to the special committee of rStar's Board of Directors with respect to the exchange offer consideration provided for in the first amended acquisition agreement dated September 7, 2001. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND CIBC WORLD MARKETS' FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CIBC WORLD MARKETS' FINANCIAL ANALYSES.

  INTRODUCTION


     CIBC World Markets performed a "Selected Companies Analysis" and "Discounted Cash Flow Analysis" of rStar as described below under the caption "rStar Analysis" in order to compare the equity value for rStar, referred to as the implied equity reference range, calculated from these analyses with the implied aggregate value of the exchange offer consideration provided for in the first amended acquisition agreement. CIBC World Markets also performed a "Selected Companies Analysis" and "Discounted Cash Flow Analysis" of Gilat as described below under the caption "Gilat Analysis" in order to compare the implied equity reference ranges calculated for Gilat from these analyses with the closing price of Gilat ordinary shares on September 5, 2001. ON THAT DATE, THE MARKET PRICE OF GILAT ORDINARY SHARES WAS $10.06 PER SHARE. THE ASSUMPTIONS USED BY CIBC WORLD MARKETS IN ITS OPINION WERE BASED ON THE MARKET PRICE ON SEPTEMBER 5, 2001 AND THE MARKET PRICE FOR GILAT ORDINARY SHARES FOR THE 30-DAY PERIOD ENDED SEPTEMBER 5, 2001 OF $12.07 PER SHARE. ON DECEMBER 31, 2001, THE DATE ON WHICH THE SECOND AMENDED ACQUISITION AGREEMENT WAS EXECUTED, GILAT'S MARKET PRICE HAD FALLEN TO $5.48 PER SHARE. ON MARCH 27, 2002, THE DAY IMMEDIATELY BEFORE THE COMMENCEMENT OF THE EXCHANGE OFFER, GILAT ORDINARY SHARES HAD A MARKET PRICE OF $3.50 PER SHARE AND ON JUNE 24, 2002, THE DATE IMMEDIATELY BEFORE RSTAR RESUMED THE EXCHANGE OFFER, GILAT ORDINARY SHARES HAD A MARKET PRICE OF $1.19 PER SHARE. AS A RESULT, CERTAIN OF THE ASSUMPTIONS USED BY CIBC WORLD MARKETS IN RENDERING ITS OPINION HAVE CHANGED. NOTWITHSTANDING THESE CHANGES, THE BOARD OF DIRECTORS OF rSTAR ELECTED NOT TO ASK CIBC WORLD MARKETS TO UPDATE OR REVISE ITS SEPTEMBER 7, 2001 OPINION EITHER WHEN THE SECOND AMENDED ACQUISITION AGREEMENT WAS ENTERED INTO ON DECEMBER 31, 2001 OR AS OF THE DATE OF THIS OFFER TO EXCHANGE/PROSPECTUS. For information relating to the closing prices of Gilat ordinary shares as of various dates subsequent to the date of CIBC World Markets' opinion, see "Comparative Per Share Market Price and Dividend Information" and "Background of the Exchange Offer and Related Transactions." A recent closing price for Gilat ordinary shares prior to expiration of the exchange offer also will be provided to you as more fully described under "Questions and Answers about the Exchange Offer."


  rSTAR ANALYSIS

     Selected Companies Analysis. CIBC World Markets performed a selected companies analysis for rStar in order to compare the implied equity reference range calculated for rStar based on the implied trading multiples of other publicly traded companies in rStar's industries with the implied aggregate value of the exchange offer consideration provided for in the first amended acquisition agreement. In this analysis, CIBC World Markets compared financial and stock market information for rStar and the following 12 selected publicly held companies in the eLearning, traditional education and outsourcing/systems integration industries:

       eLearning                Traditional Education           Outsourcing/Systems Integration
       ---------                ---------------------           -------------------------------
- Centra Software, Inc.  - DeVry Inc.                         - eCollege.com
- Click2learn.com, Inc.  - ITT Educational Services, Inc.     - The Management Network Group, Inc.
- DigitalThink, Inc.     - Learning Tree International, Inc.  - Sapient Corporation
- Mentergy Ltd.          - Sylvan Learning Systems, Inc.
- SkillSoft Corporation

     CIBC World Markets reviewed enterprise values, calculated as equity market value plus net debt, for rStar and the selected companies as multiples of calendar years 2001 and 2002 estimated revenues and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. CIBC World Markets also reviewed equity market values as a multiple of calendar years 2001 and 2002 estimated earnings per share, commonly referred to as EPS. All multiples were based on closing stock prices on September 5, 2001. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for rStar were based on internal estimates of rStar's management. Applying a range of selected multiples of calendar years 2001 and 2002 estimated revenues, EBITDA and EPS derived from the selected companies to corresponding financial data of rStar indicated the following implied per share equity reference range for rStar, as compared to the implied aggregate value of the exchange offer consideration based on the cash consideration provided for in the first amended acquisition agreement of $0.95 and the average closing price of Gilat ordinary shares for the 30-day period ended September 5, 2001 of $12.07 per Gilat ordinary share:

                                          IMPLIED EXCHANGE OFFER CONSIDERATION IN
IMPLIED EQUITY REFERENCE RANGE FOR RSTAR    FIRST AMENDED ACQUISITION AGREEMENT
----------------------------------------  ---------------------------------------
        $0.77 - $0.85 per share                       $1.84 per share

     Discounted Cash Flow Analysis. CIBC World Markets performed a discounted cash flow analysis of rStar in order to compare the implied equity reference range for rStar as an independent company based on the present value of the cash that rStar could generate in the future with the implied aggregate value of the exchange offer consideration provided for in the first amended acquisition agreement. In this analysis, CIBC World Markets calculated the estimated present value of the cash that rStar could generate after operating expenses, taxes, capital expenditures and changes in working capital, and assuming no debt, commonly referred to as unlevered, after-tax free cash flow, for the second half of fiscal year 2001 through the end of fiscal year 2005. Estimated financial data used in this analysis were based on internal estimates of rStar's management. CIBC World Markets calculated an estimated enterprise value for rStar at the end of fiscal year 2005, referred to as the terminal value, by applying terminal value multiples of 8.0x to 10.0x to rStar's estimated EBITDA for fiscal year 2005. The present value of the estimated cash flows and terminal values were calculated using discount rates ranging from 16.0% to 20.0%. This analysis indicated the following implied per share equity reference range for rStar, as compared to the implied aggregate value of the exchange offer consideration based on the cash consideration provided for in the first amended acquisition agreement of $0.95 and the average closing price of Gilat ordinary shares for the 30-day period ended September 5, 2001 of $12.07 per Gilat ordinary share:

                                          IMPLIED EXCHANGE OFFER CONSIDERATION IN
IMPLIED EQUITY REFERENCE RANGE FOR RSTAR    FIRST AMENDED ACQUISITION AGREEMENT
----------------------------------------  ---------------------------------------
        $0.44 - $0.52 per share                       $1.84 per share

  GILAT ANALYSES

     Selected Companies Analysis. CIBC World Markets performed a selected companies analysis for Gilat in order to compare the implied equity reference range calculated for Gilat based on the implied trading multiples of other publicly traded companies in Gilat's industries with the closing price of Gilat ordinary shares on September 5, 2001. In this analysis, CIBC World Markets compared financial and stock market information for Gilat and the following five selected publicly held companies in the very small aperture terminal, commonly referred to as VSAT, and satellite equipment industries:

   VSAT COMPANIES      SATELLITE EQUIPMENT COMPANIES
   --------------      -----------------------------
- STM Wireless, Inc.   - Andrew Corporation
- ViaSat, Inc.         - EMS Technologies, Inc.
                       - Radyne Comstream Inc.

     CIBC World Markets reviewed enterprise values for Gilat and the selected companies as multiples of calendar years 2001 and 2002 estimated revenues and EBITDA. CIBC World Markets also reviewed equity market values as a multiple of calendar years 2001 and 2002 EPS. All multiples were based on closing stock prices on September 5, 2001. Estimated financial data for the selected companies and Gilat were based on publicly available research analysts' estimates. Applying a range of selected multiples of estimated calendar years 2001 and 2002 revenues, EBITDA and EPS derived from the selected companies to corresponding financial data of Gilat indicated the following implied per share equity reference range for Gilat, as compared to the closing price of Gilat ordinary shares on September 5, 2001:

IMPLIED EQUITY REFERENCE RANGE FOR GILAT  CLOSING PRICE OF GILAT ORDINARY SHARES ON 9/05/01
----------------------------------------  -------------------------------------------------
       $18.69 - $27.49 per share                          $10.06 per share

     Discounted Cash Flow Analysis. CIBC World Markets performed a discounted cash flow analysis of Gilat in order to compare the implied equity reference range for Gilat as an independent company based on the present value of the unlevered, after-tax free cash flow that Gilat could generate in the future with the closing price of Gilat ordinary shares on September 5, 2001. In this analysis, CIBC World Markets calculated the estimated present value of the unlevered, after-tax free cash flow that Gilat could generate for the second half of fiscal year 2001 through the end of fiscal year 2005. Estimated financial data used in this analysis were based on publicly available research analysts' estimates for Gilat. CIBC World Markets calculated an estimated enterprise value for Gilat at the end of fiscal year 2005 by applying terminal value multiples of 10.0x to 12.0x to Gilat's estimated EBITDA for fiscal year 2005. The present value of the estimated cash flows and terminal values were calculated using discount rates ranging from 15.0% to 17.0%. This analysis indicated the following implied per share equity reference range for Gilat, as compared to the closing price of Gilat ordinary shares on September 5, 2001:

IMPLIED EQUITY REFERENCE RANGE FOR GILAT  CLOSING PRICE OF GILAT ORDINARY SHARES ON 9/05/01
----------------------------------------  -------------------------------------------------
       $14.51 - $24.77 per share                          $10.06 per share

  OTHER FACTORS

     In rendering its opinion, CIBC World Markets also reviewed and considered other factors, including:

     - selected research analysts' reports for Gilat, including stock price estimates of those analysts;

     - historical trading prices of rStar common stock ranging from a low of $0.35 to a high of $2.50 per share for the 52-week period ended August 31, 2001;

     - historical trading prices of Gilat ordinary shares ranging from a low of $9.36 to a high of $81.88 per ordinary share for the 52-week period ended August 31, 2001;

     - the relationship between movements in rStar common stock, movements in the common stock of selected eLearning companies, traditional education companies and outsourcing/systems integration companies, and movements in the Nasdaq Composite Index; and

     - the relationship between movements in Gilat ordinary shares, movements in the common stock of selected VSAT and satellite equipment companies, and movements in the Nasdaq Composite Index.

  MISCELLANEOUS

     rStar has agreed to pay CIBC World Markets an aggregate fee of $750,000 for its opinion services. In addition, rStar has agreed to reimburse CIBC World Markets for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

     The special committee of rStar's Board of Directors selected CIBC World Markets based on CIBC World Markets' reputation and expertise. CIBC World Markets is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes. CIBC World Markets in the past has provided services to Gilat unrelated to the exchange offer, including acting as a dealer manager in connection with Gilat's tender offer for rStar common stock in October 2000, for which services CIBC World Markets has received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of rStar and Gilat for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

                               THE EXCHANGE OFFER

BASIC TERMS


     Subject to the terms and conditions of this exchange offer, rStar is offering to exchange up to 6,315,789 shares of rStar common stock, which represents approximately 10% of the total number of shares of rStar common stock outstanding and approximately 29% of the outstanding shares of rStar common stock not held by Gilat or its corporate affiliates, based upon the total number of shares of rStar common stock outstanding as of June 24, 2002.


  The Consideration

     In exchange for each share of rStar common stock that is validly tendered and not properly withdrawn, you will receive:

     - 0.0738 of a Gilat ordinary share; and

     - cash consideration determined, as described below, pursuant to a formula that depends, in part, upon the average trading price for Gilat ordinary shares. The "average trading price for Gilat ordinary shares" means the average of the closing prices of the Gilat ordinary share reported on the Nasdaq National Market over the 10-day trading period ending on the fifth trading day before the exchange offer expires.

     The cash consideration per share of rStar common stock will be determined as follows:

     - If the average trading price for Gilat ordinary shares equals $12.00, the total cash consideration to be offered will equal $6,000,000, or $0.95 per share of rStar common stock.

     - If the average trading price for Gilat ordinary share is less than $12.00, the total cash consideration will equal $6,000,000 plus an amount equal to the difference between $12 and the average trading price of Gilat ordinary shares, multiplied by 466,105, which is the maximum number of Gilat ordinary shares that may be delivered, in the aggregate, in the exchange offer. That amount will then be divided by 6,315,789, which is the maximum number of shares that may be tendered in the exchange offer, to determine the value of the per share cash consideration. However, in no event will the cash consideration be more than $1.58 per share of rStar common stock.

     - If the average trading price for Gilat ordinary share is more than $12.00, the total cash consideration will equal $6,000,000 minus an amount equal to the difference between the average trading price of Gilat ordinary shares and $12, multiplied by 466,105, which is the maximum number of Gilat ordinary shares may be delivered, in the aggregate, in the exchange offer. That number will then be divided by 6,315,789, which is the maximum number of shares that may be tendered in the exchange offer, to determine the value of the per share cash consideration. However, in no event will the cash consideration be less than $0.32 per share of rStar common stock.

In each case described above, the cash consideration per share of rStar common stock will be rounded to the nearest whole cent.

     Illustrative Table: The following table illustrates the cash consideration, calculated in accordance with the formulas and rules described above, that would be payable in the exchange offer for each share of rStar common stock validly tendered in the exchange offer, if the 10-day average closing price for a Gilat ordinary share ending five trading days before the expiration of the exchange offer were within a range of $1.00 to $23.00 per share, at $1.00 intervals:

                                       CASH CONSIDERATION PER SHARE,
AVERAGE GILAT ORDINARY SHARE VALUE   ROUNDED TO THE NEAREST WHOLE CENT
----------------------------------   ---------------------------------
              $ 1.00                               $1.58
              $ 2.00                               $1.58
              $ 3.00                               $1.58
              $ 4.00                               $1.54
              $ 5.00                               $1.47
              $ 6.00                               $1.39
              $ 7.00                               $1.32
              $ 8.00                               $1.25
              $ 9.00                               $1.17
              $10.00                               $1.10
              $11.00                               $1.02
              $12.00                               $0.95
              $13.00                               $0.88
              $14.00                               $0.80
              $15.00                               $0.73
              $16.00                               $0.65
              $17.00                               $0.58
              $18.00                               $0.51
              $19.00                               $0.43
              $20.00                               $0.36
              $21.00                               $0.32
              $22.00                               $0.32
              $23.00                               $0.32

     You will not receive any interest on any cash that rStar pays you, even if there is a delay in making the exchange.

     rStar currently does not own any Gilat ordinary shares. However, under the acquisition agreement, Gilat granted rStar an option to purchase up to 466,105 Gilat ordinary shares, which is the maximum number of shares that are being offered to rStar stockholders in exchange for their shares of rStar common stock tendered. rStar intends to exercise this option upon closing of the exchange offer. If no shares of rStar common stock are tendered in the exchange offer, rStar will not exercise the option. For information regarding the consideration that Gilat will receive under the option, see the discussion under "The Exchange Offer -- Source and Amount of Funds."

     You will not receive any fractional Gilat ordinary shares. Instead you will receive cash in an amount equal to the market value of any fractional shares you would otherwise have been entitled to receive as described below.

     Only whole shares of rStar common stock validly tendered and not properly withdrawn will be accepted in the exchange offer. Fractional shares of rStar common stock will not be accepted in the exchange offer.

  Proration

     If more than 6,315,789 shares of rStar common stock have been validly tendered and not properly withdrawn prior to the expiration date, rStar will accept and exchange only 6,315,789 shares of rStar common stock on a pro rata basis, with appropriate adjustments to avoid the exchange of fractional shares of rStar common stock, from each stockholder who has tendered shares of rStar common stock in the exchange offer based upon the number of shares validly tendered and not properly withdrawn by each stockholder prior to the expiration date. Therefore, all of the shares of rStar common stock that a stockholder tenders in the exchange offer may not be accepted even if they are validly tendered and not properly withdrawn before the expiration date.

     If proration of tendered shares of rStar common stock is required, rStar will determine the proration factor as promptly as practicable following the expiration date. The proration factor for each stockholder who has tendered shares in the exchange offer is based upon the number of shares validly tendered and not properly withdrawn by each stockholder prior to the expiration date. Because of the difficulty in determining the number of shares of rStar common stock validly tendered and not properly withdrawn, rStar does not expect that it will be able to announce the final proration factor or exchange any shares validly tendered in the exchange offer until about ten Nasdaq National Market trading days after the expiration date, due in part to the guaranteed delivery procedures described below in "The Exchange Offer -- Procedure for Tendering Shares of rStar Common Stock." The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. After the expiration date, stockholders may obtain preliminary proration information from the exchange agent and also may be able to obtain the information from their brokers.

  Other Aspects of the Exchange Offer.


     The term "expiration date" as used in this offer to exchange/prospectus means 12:00 midnight, New York City time, on Thursday, July 25, 2002, unless rStar (subject to Gilat's prior consent and the other terms of the acquisition agreement) extends again the period of time during which the exchange offer will remain open, in which case the term expiration date means the latest time and date on which the exchange offer, as so extended, expires.


     rStar's directors and executive officers collectively beneficially own approximately 11,159,370 shares of rStar common stock and are eligible to tender any or all of their shares of rStar common stock into the exchange offer. In addition, Gilat's directors and executive officers collectively beneficially own approximately 330,000 shares of rStar common stock, and are also eligible to tender their shares of rStar common stock in the exchange offer. If the respective directors and executive officers of rStar and Gilat validly tender all of their shares of rStar common stock in the exchange offer, the exchange offer will be oversubscribed and the proration provisions will apply.

     You may be subject to U.S. federal income tax consequences if you tender your shares of rStar common stock in the exchange offer. These tax consequences may be relevant to your decision to tender your shares of rStar common stock. See "Taxation."

     The exchange offer is not conditioned on any minimum number of shares of rStar common stock being tendered. The exchange offer is, however, subject to other conditions. See "The Exchange Offer -- Conditions to the Exchange Offer."

EXTENSION, TERMINATION, AMENDMENT, AND TEMPORARY SUSPENSION

     rStar expressly reserves the right (subject to Gilat's prior consent and the other terms of the acquisition agreement) at any time or from time to time, to extend the period of time during which the exchange offer remains open, and rStar can do so by giving oral or written notice of the extension to the exchange agent. If rStar decides to extend the exchange offer, rStar will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all shares of rStar common stock previously tendered and not properly withdrawn will remain subject to the exchange offer, subject to your right to withdraw your shares of rStar common stock. See "The Exchange
Offer -- Withdrawal Rights" for more details.


     If the registration statement, of which this offer to exchange/prospectus is a part, has not been declared effective at the initial expiration of the exchange offer, rStar intends to extend (subject to Gilat's prior consent and the other terms of the acquisition agreement) the exchange offer and announce the extension by issuing a press release and filing the appropriate SEC documents as required by applicable SEC rules no later than 9:00 a.m., New York City time, on Friday, July 26, 2002.


     Subject to compliance with the SEC's applicable rules and regulations, rStar also reserves the right (subject to Gilat's prior consent and the other terms of the acquisition agreement) regardless of whether or not any of the events described in "The Exchange Offer -- Conditions to the Exchange Offer" have occurred or are deemed by rStar to have occurred, to delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the exchange agent and making a public announcement of the extension. rStar also expressly reserves the right (subject to Gilat's prior consent and the other terms of the acquisition agreement) to terminate the exchange offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in "The Exchange Offer -- Conditions to the Exchange Offer" by giving oral or written notice of the termination or postponement to the exchange agent and making a public announcement of the termination or postponement. The reservation of the right to delay payment for shares that have been accepted for payment is limited by Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which requires that rStar must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with the SEC's applicable rules and regulations, rStar further reserves the right (subject to Gilat's prior consent and the other terms of the acquisition agreement) and regardless of whether any of the events set forth in "The Exchange Offer -- Conditions to the Exchange Offer" have occurred or are deemed by rStar to have occurred, to amend the exchange offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the exchange offer to holders of shares or by decreasing or increasing the number of shares being sought in the exchange offer. Amendments to the exchange offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the first business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the exchange offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change, including the issuance of a press release and the filing of SEC documents as required by the applicable SEC rules.

     If the terms of the exchange offer or the information concerning the exchange offer are materially changed, or if a material condition of the exchange offer is waived, the exchange offer will be extended to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 14d-4(d)(1) and 14d-4(d)(2) under the Exchange Act. These rules provide that the minimum period during which an exchange offer must remain open following material changes in the terms of the exchange offer or information concerning the exchange offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

     (1) the consideration offered for the shares of rStar common stock is increased or decreased or the number of shares of rStar common stock sought in this exchange offer is increased, by more than 2% of the outstanding shares of rStar common stock, or decreased, and

     (2) the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of the change in the exchange offer is first published, sent or given in the manner specified above, then, in each case, the exchange offer will be extended until the expiration of a period of ten business days from the date that notice of the change is first published. If rStar makes a material change to other terms of the exchange offer or to the information concerning the exchange offer, or if a material condition to the exchange offer is waived, rStar will extend the expiration date for the exchange offer, if required by applicable law, for a period of five business days to allow you to consider the amended terms of the exchange offer. If the initial offer to exchange/prospectus is materially deficient, the exchange offer will be extended for a period of 20 business days. For purposes of the exchange offer, a "business day" means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 am through 12:00 midnight, New York City time.



     rStar commenced the exchange offer on March 28, 2002. However, on April 1, 2002, pursuant to SEC rules and regulations, rStar and Gilat temporarily suspended the exchange offer until such time as rStar stockholders were provided with an updated offer to exchange/prospectus containing Gilat's audited financials statements for the year ended December 31, 2001. These audited financial statements of Gilat are contained in this offer to exchange/prospectus. Accordingly, rStar has resumed the exchange offer as of June 25, 2002, the date of this updated offer to exchange/prospectus is being mailed to rStar stockholders and has extended the expiration date for the exchange offer to 12:00, midnight, New York City time on Thursday, July 25, 2002.


EXCHANGE OF SHARES OF rSTAR COMMON STOCK AND DELIVERY OF THE CONSIDERATION

     Upon the terms and subject to the conditions to the exchange offer, including if the exchange offer is extended or amended, and the terms and conditions of any such extension or amendment, rStar will accept and exchange up to 6,315,789 shares of rStar common stock validly tendered and not properly withdrawn prior to the expiration date, subject to the satisfaction or waiver of the conditions to the exchange offer.


     For purposes of the exchange offer, rStar will be deemed to have accepted for exchange, and therefore exchanged, subject to the proration provisions of this exchange offer, shares of rStar common stock that are validly tendered and not properly withdrawn from the exchange offer only when, as and if rStar gives oral or written notice to the exchange agent of its acceptance of the shares for exchange pursuant to this exchange offer. As soon as practicable after receipt of such notice, the exchange agent for the exchange offer will arrange for delivery of the Gilat ordinary shares and the cash payment, including cash instead of fractional Gilat ordinary shares, to the tendering stockholders. The exchange agent will act as agent for tendering stockholders for the purpose of receiving the consideration and transmitting such consideration to you. You will not receive any interest on any cash that rStar pays you, even if there is a delay in making the exchange.


     In all cases, exchange for tendered shares of rStar common stock accepted for exchange pursuant to the exchange offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the exchange agent of certificates for those shares, or of a timely confirmation of a book-entry transfer of such shares in the exchange agent's account, at The Depositary Trust Company, which is referred to as the "DTC," and a properly completed and duly executed Letter of Transmittal, or in the case of a book-entry transfer, an agent's message, and any other required documents.

     If rStar does not accept any tendered shares of rStar common stock for exchange pursuant to the terms of and conditions to the exchange offer, or if certificates are submitted for more shares of rStar common stock than are tendered, rStar will return certificates for such unexchanged shares of rStar common stock without expense to the tendering stockholder or, in the case of shares of rStar common stock tendered by book-entry transfer to the exchange agent's account at DTC pursuant to the procedures set forth below under the discussion "The Exchange Offer -- Procedure for Tendering Shares of rStar Common Stock" those shares of rStar common stock will be credited to an account maintained with DTC, as soon as practicable following the expiration or termination of the exchange offer.

     rStar will generally pay all stock transfer taxes, if any, payable on the transfer to rStar or Gilat of shares of rStar common stock exchanged pursuant to the exchange offer. If, however, the cash payment and delivery of Gilat ordinary shares for the exchanged shares of rStar common stock is to be made to or (in the circumstances permitted by the exchange offer) if unexchanged shares of rStar common stock are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any, whether imposed on the registered holder or the other person, payable on account of the transfer to the person will be deducted from the consideration offered for shares of rStar common stock unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

FRACTIONAL SHARES OF GILAT ORDINARY SHARES

     You will not receive any fractional Gilat ordinary shares pursuant to the exchange offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional Gilat ordinary share will receive cash in an amount equal to the product of (x) the fractional interest that such tendering stockholder would otherwise be entitled to receive pursuant to the exchange offer by (y) the average closing price of Gilat ordinary shares as reported on the Nasdaq National Market for the five consecutive trading days ending on the trading day immediately prior to the date on which rStar accepts tendered shares in the exchange offer.

WITHDRAWAL RIGHTS


     Your tendered shares of rStar common stock may be withdrawn at any time prior to the expiration date of the exchange offer, and any time after the expiration date unless rStar has previously accepted your tendered shares for exchange pursuant to the exchange offer.


     For a withdrawal to be effective, the exchange agent must timely receive from you a written or facsimile transmission notice of withdrawal at one of its addresses or numbers set forth on the back cover of this offer to exchange/prospectus. Your notice of withdrawal must include your name, address, social security number, the certificate number(s) and the number of shares of rStar common stock to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those shares of rStar common stock.

     A financial institution must guarantee all signatures on the notice of withdrawal unless those shares of rStar common stock have been tendered for the account of any eligible institution (i.e. an institution that is a member of the Securities Transfer Agent Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program). Most banks, savings and loan associations and brokerage houses are able to provide these signature guarantees for you.

     If shares of rStar common stock have been tendered pursuant to the procedures for book-entry transfer discussed under the caption entitled "The Exchange Offer -- Procedure for Tendering Shares of rStar Common Stock," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of rStar common stock and must otherwise comply with DTC's procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of rStar common stock withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.

     rStar will decide (subject to Gilat's prior consent and the other terms of the acquisition agreement) all questions as to the form and validity (including time of receipt) of any notice of withdrawal and rStar's decisions shall be final and binding. Neither rStar, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any shares of rStar common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. However, you may retender withdrawn shares of rStar common stock by following one of the procedures discussed under the caption entitled "The Exchange Offer -- Procedure for Tendering Shares of rStar Common Stock" at any time prior to the expiration date.

     If the exchange offer is extended, or rStar is delayed in its exchange of shares or is unable to exchange shares pursuant to the exchange offer for any reason, then, without prejudice to rStar's rights under the exchange offer, the exchange agent may, subject to applicable law, retain tendered shares on rStar's behalf, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this section. rStar's reservation of the right to delay payment for shares of rStar common stock that are accepted for exchange is limited by Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which requires rStar to pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

PROCEDURE FOR TENDERING SHARES OF rSTAR COMMON STOCK

     For you to validly tender shares of rStar common stock pursuant to the exchange offer:

     (a) (1) a properly completed and duly executed Letter of Transmittal in the form provided with this offer to exchange/prospectus, along with any required signature guarantees, or in connection with a book-entry transfer, an agent's message instead of the Letter of Transmittal, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this offer to exchange/prospectus, and

         (2) certificates for tendered shares of rStar common stock must be received by the exchange agent at such address or those shares of rStar common stock must be tendered pursuant to the procedures for book-entry transfer set forth below, and a confirmation of receipt of such tender received (this confirmation is referred to as a "book-entry confirmation") in each case before the expiration date of the exchange offer, or

     (b) you must comply with the guaranteed delivery procedures set forth below under "Guaranteed Delivery."

     No alternative, conditional or contingent tenders will be accepted.

     The term "agent's message" means a message, transmitted by electronic means by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of rStar common stock, which are the subject of that book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that rStar may enforce that agreement against that participant.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by an eligible institution (i.e. an institution that is a member of the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program), except in cases in which shares of rStar common stock are tendered either:

     - by a registered holder of shares of rStar common stock who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal; or


     - for the account of an eligible institution.

     If the certificates for shares of rStar common stock are registered in the name of a person other than the person who signs the Letter of Transmittal or if the cash payment and the Gilat ordinary shares, or certificates for shares of rStar common stock not accepted for exchange or not tendered, are to be issued to a person other than the registered holder(s), then the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and unless rStar waives that requirement, they should submit proper evidence satisfactory to rStar of their authority to so act.

     Book-Entry Transfer. The exchange agent will establish accounts with respect to the shares for purposes of the exchange offer at DTC within two business days after the date of this offer to exchange/ prospectus. Any financial institution that is a participant in DTC's system may make book-entry delivery of shares or rStar common stock by causing DTC to transfer these shares into the exchange agent's account in accordance with DTC's procedure for transfer. However, although delivery of shares of rStar common stock may be effected through a book-entry transfer into the exchange agent's account at DTC, an agent's message in connection with a book-entry transfer, and any other required documents, must, in any case, be received by the exchange agent at one or more of its addresses set forth on the back cover of this offer to exchange/prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.

     Delivery of the Letter of Transmittal or any other documents to the DTC does not constitute delivery to the exchange agent.

     Guaranteed Delivery. If you wish to tender shares of rStar common stock pursuant to the exchange offer and your certificates are not immediately available or you cannot deliver the certificates to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your shares of rStar common stock may be tendered, if all of the following conditions are satisfied:

     - you make your tender by or through an eligible institution;

     - a properly completed and duly executed notice of guaranteed delivery, substantially in the form enclosed with this offer to exchange/prospectus, is received by the exchange agent as provided below on or prior to the expiration date; and

     - the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the exchange agent's account at DTC as described above under "Book-Entry Transfer"), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees or, in the case of a book-entry transfer, an agent's message, and all other documents are received by the exchange agent within three Nasdaq National Market trading days after the date of execution of such notice of guaranteed delivery.

     You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a signature guarantee by an eligible institution in the form set forth in that notice.

     In all cases, rStar will exchange shares of rStar common stock tendered and accepted for exchange pursuant to the exchange offer only after timely receipt by the exchange agent of certificates for shares of rStar common stock (or timely confirmation of a book-entry transfer of tendered securities into the exchange agent's account at DTC as described above) properly completed and duly executed Letter of Transmittal, or an agent's message in connection with a book-entry transfer, and any other required documents.

     Return of Unexchanged Shares of rStar Common Stock. If any tendered shares are not exchanged, or if less than all shares evidenced by a stockholder's certificate(s) are tendered, certificates for unexchanged shares will be returned as promptly as practicable after the expiration or termination of the exchange offer or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

     Determination of Validity; Rejection of Shares of rStar Common Stock; Waiver of Defects; No Obligation to Give Notice of Defects. rStar will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of shares of rStar common stock (subject to Gilat's prior consent and the other terms of the acquisition agreement) and rStar's determination shall be final and binding on all parties. rStar reserves the absolute right (subject to Gilat's prior consent and the other terms of the acquisition agreement) to reject any or all tenders of any shares of rStar common stock that it determines are not in proper form or the acceptance for exchange of or the exchange of may, in the opinion of rStar's counsel, be unlawful. rStar also reserves the absolute right (subject to Gilat's prior consent and the other terms of the acquisition agreement) to waive any defect or irregularity in any tender with respect to any particular shares of rStar common stock or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholder. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by rStar. rStar will not, and none of the exchange agent, the information agent or any other person, will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

     Binding Agreement. rStar's acceptance for exchange of shares of rStar common stock tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and rStar upon the terms of and conditions to the exchange offer.

     Lost or Destroyed Certificates. Stockholders whose certificates for part or all of their shares of rStar common stock have been lost, stolen, misplaced or destroyed must complete and check the appropriate box in the Letter of Transmittal pertaining to lost or mutilated certificates and contact the exchange agent at (781) 575-3400 for information regarding the necessary forms and instructions to replace any mutilated, lost, stolen or destroyed certificates. Stockholders are requested to contact the exchange agent immediately in order to permit timely processing of this documentation.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE EXCHANGE AGENT AND NOT TO rSTAR OR GILAT. ANY DOCUMENTS DELIVERED TO rSTAR OR GILAT WILL NOT BE FORWARDED TO THE EXCHANGE AGENT AND WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT STOCKHOLDERS USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

PURPOSE OF THE EXCHANGE OFFER

     Purpose of the Exchange Offer. Gilat and rStar believe that the rStar strategy that is expected to be in effect after completing the StarBand Latin America acquisition and the exchange offer will enable rStar to continue operations, create a viable business, and increase stockholder value. rStar is making the exchange offer to buy shares of rStar common stock pursuant to the acquisition agreement because rStar and Gilat believe that shares of rStar common stock are undervalued in the public market and that the exchange offer is consistent with rStar's long-term corporate goal of increasing stockholder value. Although rStar's stockholders, other than Gilat and its corporate affiliates, will suffer substantial dilution because of the StarBand Latin America acquisition, rStar and Gilat believe that rStar's overall value will increase significantly because of the benefits to rStar offered by the new business strategy and the transactions contemplated by the acquisition agreement. rStar and Gilat believe that the exchange offer is a prudent use of rStar's financial resources given recent market prices, rStar's newly announced business strategy, and rStar's assets. rStar and Gilat believe that investing in shares of rStar common stock is an attractive use of rStar's capital, and an efficient means to provide value to rStar stockholders.

     After the StarBand Latin America acquisition and the exchange offer are completed, rStar and Gilat believe that rStar's anticipated cash flow from rStar's operations, access to credit facilities and capital markets and financial condition will be, taken together, adequate for rStar's needs for at least the immediate future. However, actual experience may differ significantly from the expectations of Gilat and rStar. Future events may adversely or materially affect rStar's business, expenses or prospects and could have the effect of reducing or increasing rStar's available cash or the availability or cost of external financial resources.

     rStar's Board Has Approved the Exchange Offer. rStar's Board of Directors, based upon, among other things, the recommendation of a special committee comprised of independent directors, has approved the acquisition agreement and has determined that the exchange offer is fair to, and in the best interests of, rStar stockholders. However, none of rStar, its Board of Directors, or the information agent is making any recommendation as to whether you should tender or refrain from tendering your shares of rStar common stock. You are urged to evaluate carefully all information in the exchange offer, consult with your investment and tax advisors and make your own decision whether to tender and, if so, how many shares of rStar common stock to tender.

     Use of Securities Exchanged in the Exchange Offer. The shares of rStar common stock that rStar acquires in the exchange offer will be restored to the status of authorized but unissued shares and will be available for rStar to issue in the future without further stockholder action (except as required by applicable law or Nasdaq rules) for all purposes, such as the acquisition of other businesses or the raising of additional capital for use in rStar's businesses.

     Under the option, in consideration for providing rStar with the Gilat ordinary shares for the exchange offer, rStar will issue to Gilat that number of shares of rStar common stock equal to 60% of the total number of shares of rStar common stock that rStar accepts for exchange. Therefore, if 6,315,789 shares of rStar common stock are validly tendered and not properly withdrawn, rStar will issue to Gilat 3,789,473 shares of rStar common stock under the option. rStar intends to exercise this option upon closing of the exchange offer. If no shares of rStar common stock are accepted for exchange, rStar will not exercise the option. rStar does not have any other plans for the issuance of shares of rStar common stock acquired pursuant to the exchange offer.

     Plans. Except as disclosed in this offer to exchange/prospectus and other than as contemplated by the acquisition agreement, neither rStar nor Gilat currently have plans, proposals or negotiations underway that relate to or would result in:

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving rStar or any of its subsidiaries, which is material to rStar and its subsidiaries, taken as a whole;

     - any purchase, sale or transfer of an amount of rStar's assets or any of its subsidiaries' assets which is material to rStar and its subsidiaries, taken as a whole;

     - any other material change in rStar's capitalization, corporate structure or business;

     - any class of rStar's equity securities being delisted by Nasdaq or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

     - any class of rStar's equity securities becoming eligible for termination of registration under the Exchange Act;

     - the suspension of rStar's obligation to file reports under the Exchange Act;

     - the acquisition or disposition by any person of rStar's securities; or

     - any changes in rStar's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of rStar, other than amendments that would (1) permit stockholder action by written consent in lieu of a meeting, (2) allow holders of a majority of the outstanding shares of rStar common stock to call a special meeting of stockholders and (3) provide for the special cash distribution that is payable to rStar stockholders of record as of June 30, 2003 and June 30, 2004, in the event that the StarBand Latin America business fails to meet certain earnings targets set forth in the acquisition agreement for each of the one-year periods ending on June 30, 2003 and June 30, 2004.

     Although neither rStar nor Gilat currently have any plans to acquire additional shares of rStar common stock other than as disclosed in this offer to exchange/prospectus, either rStar or Gilat may, in the future, purchase additional shares of rStar common stock in the open market, in private transactions, through tender offers or otherwise, subject to the approval of rStar's Board of Directors. Future purchases may be on the same terms as this exchange offer or on terms that are more or less favorable to stockholders than the terms of the exchange offer. However, Rules 13e-4(f)(6) and 14e-5 under the Exchange Act, prohibits rStar and its affiliates, including Gilat, from purchasing any shares of rStar common stock other than pursuant to the exchange offer until at least ten business days after the expiration date. Any future purchases of shares of rStar common stock by rStar or Gilat will depend on many factors, including:

     - the market price of the shares at that time;

     - the results of this exchange offer;

     - rStar's and Gilat's business strategy;

     - rStar's and Gilat's business and financial position; and

     - general economic and market conditions.

ISSUES CONCERNING LIQUIDITY, LISTING AND REGISTRATION OF rSTAR COMMON STOCK


     Reduced Liquidity; Possibly No Longer Included for Quotation. After completion of the StarBand Latin America acquisition and the exchange offer, and assuming that the maximum number of shares of rStar common stock are validly tendered and not properly withdrawn from the exchange offer, Gilat will beneficially hold approximately 85% of the outstanding shares of rStar common stock. The tender of shares of rStar common stock pursuant to the exchange offer will reduce the number of holders of shares of rStar common stock and the number of shares of rStar common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of rStar common stock held by the public. Until May 31, 2002, shares of rStar common stock were listed for trading on the Nasdaq National Market. As of May 31, 2002, shares of rStar common stock are included for quotation and principally traded on the Nasdaq SmallCap Market. The Nasdaq's requirements for continued inclusion on the Nasdaq SmallCap Market require, among other things, that an issuer's shares of common stock have a minimum bid price of $1 per share and a market value for their publicly held shares of at least $1,000,000. Some of the other requirements for continued inclusion on the Nasdaq SmallCap Market are that the issuer have:



     - At least 500,000 publicly held shares, held by at least 300 stockholders of round lots, with at least two registered and active market makers; and



     - Either:



        - Stockholder's equity of at least $2,500,000;



        - Market capitalization of $35 million; or



        - Net income from continuing operations, in the latest fiscal year or two of the last three fiscal years, of at least $500,000.



     If the shares of rStar common stock fail to satisfy any of the continued listing requirements for the Nasdaq SmallCap Market noted above, the Nasdaq's rules provide that the shares would no longer be "qualified" for Nasdaq reporting and the Nasdaq would cease to provide any quotations. Shares of rStar common stock held directly or indirectly by directors, officers or beneficial owners of more than 10% of the shares are not considered as being publicly held for this purpose. If, following the closing of the exchange offer, the shares of rStar common stock no longer meet the requirements of the Nasdaq for continued inclusion in the Nasdaq SmallCap Market and the shares were no longer included in the Nasdaq SmallCap Market the market for shares of rStar common stock could be adversely affected.


     If the shares of rStar common stock no longer meet the requirements of the Nasdaq for continued inclusion in any tier of the Nasdaq, it is possible that the shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the shares of rStar common stock and the availability of quotations for shares of rStar common stock would, however, depend upon the number of holders of shares remaining at that time, the interest in maintaining a market in shares of rStar common stock on the part of securities firms, the possible termination of registration of the shares under the Exchange Act, as described below, and other factors. Neither rStar nor Gilat can predict whether the reduction in the number of shares of rStar common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of rStar common stock.


     According to rStar, there were, as of June 24, 2002, approximately 63,802,563 shares of rStar common stock issued and outstanding held by approximately 135 stockholders of record and approximately 5,000 beneficial owners of shares held by brokers and fiduciaries. The last reported closing price of rStar common stock reported on the Nasdaq SmallCap Market on June 24, 2002 was $0.40.



     rStar's Receipt of Nasdaq Delisting Notice.



     On February 14, 2002, rStar received a notice from the Nasdaq National Market that pursuant to Marketplace Rule 4450(a)(5), its common stock could be delisted from the Nasdaq National Market because the price of rStar common stock failed to close above a minimum bid price $1.00 during the preceding 30 consecutive trading days. Pursuant to Marketplace a Rule 4450(e)(2), rStar had until May 15, 2002 to regain compliance with the minimum bid price requirements.



     On May 8, 2002, rStar received a notice from the Nasdaq National Market regarding non-compliance with certain of the Nasdaq National Market's continued listing requirements and other rules that, if unremedied, could result in the delisting of rStar common stock from the Nasdaq National Market. In particular, rStar was advised that its common stock would be delisted if, by June 30, 2002, rStar did not obtain stockholder ratification of the May 2001 transaction with Spacenet, pursuant to which rStar issued approximately 19.3 million shares of rStar common stock to an affiliate of Spacenet. These shares were issued to satisfy the $45 million capital lease obligations and other accrued liabilities that rStar owed to Spacenet. Such ratification would bring rStar into compliance with the stockholder approval requirements contained in Nasdaq Marketplace Rules 4350(i)(1)(C)(i) and 4350(i)(1)(C)(ii). Further, rStar was advised that its common stock could be delisted because (i) the price of its common stock did not maintain a minimum closing bid price of $1.00 for more than 30 consecutive trading days in accordance with Nasdaq Marketplace Rule 4450(a)(5) and (ii) rStar failed to hold an annual meeting for the year ended December 31, 2000 in accordance with Nasdaq Marketplace Rules 4350(e) and 4350(g). On May 17, 2002, rStar received a notice from the Nasdaq National Market formally notifying it that rStar did not comply with the $1.00 minimum closing bid price requirement of Nasdaq Marketplace Rule 4450(a)(5).



     On May 28, 2002, Nasdaq granted rStar's request to transfer the listing of its common stock to the Nasdaq SmallCap Market effective with the opening of business on Friday, May 31, 2002, pursuant to the following exceptions:



     - rStar must obtain stockholder ratification for the its May 2001 transaction with Spacenet on or before June 30, 2002;



     - The proxy statement for the rStar special meeting called for the purpose of obtaining such ratification must contain all relevant information for fiscal 2000 and an explanation as to why rStar failed to hold a meeting for fiscal 2000; and

     - On or before August 13, 2002, rStar must demonstrate compliance with the $1.00 minimum bid price requirement and, immediately thereafter, a closing bid price of at least $1.00 per share for at least 10 consecutive trading days.



     rStar must also comply with all other requirements for continued listing on the Nasdaq SmallCap Market. If rStar fails to comply with any of the terms of the exception or the continued listing requirements including demonstrating compliance with the $1.00 minimum bid requirements by August 13, 2002, its common stock will be delisted from the Nasdaq Stock Market.



     Starting May 31, 2002, rStar's trading symbol included a fifth character "C" appended to its trading symbol to reflect its conditional listing on the Nasdaq SmallCap Market. In other words, rStar's symbol has changed from "RSTR" to "RSTRC." This fifth character may be removed from rStar's trading symbol once Nasdaq determines that rStar has complied with the exceptions.



     In response to the notices from Nasdaq and in order to comply with the exceptions for listing on the Nasdaq SmallCap Market, rStar is calling a special meeting of its stockholders on June 28, 2002 to ratify the Spacenet transaction. rStar mailed its definitive proxy statement for the official meeting on June 13, 2002. As for rStar's annual meeting deficiency, rStar notes that, although it did not hold its 2000 annual meeting, on April 30, 2002 it held its annual meeting for the year ended December 31, 2001. The proxy statement, dated March 28, 2002, for that annual meeting contained detailed information regarding rStar and its financial results, among other things. However, in order to be assured that rStar stockholders have obtained the information that would have been included in a proxy statement for its 2000 annual meeting, the definitive proxy statement for the special meeting to be held on June 28, 2002, includes a copy of rStar's annual report on Form 10-K for the year ended December 31, 2000 and certain other information. The Nasdaq SmallCap Market has recently implemented a grace period of approximately 180 days for a listed company moving from Nasdaq National Market to regain compliance with the requirement that a company's publicly-traded security maintain a minimum closing bid price of at least $1.00.



     Notwithstanding the foregoing efforts, no assurances can be given that rStar will be able to comply with the continued listing requirements of the Nasdaq SmallCap Market, the exceptions noted by Nasdaq on May 28, 2002 or that as of August 13, 2002, rStar common stock will achieve a minimum closing bid price of at least $1.00 per share for at least 10 consecutive days. As a result, rStar common stock could be delisted from the Nasdaq as early as August 13, 2002, if not earlier. If delisted, rStar expects to pursue other alternatives including seeking to have its shares of common stock traded on the Over the Counter Bulletin Board.



     Further, even if the rStar common stock is not delisted by the Nasdaq prior to the closing of the StarBand Latin America acquisition and the exchange offer, there is a risk that, following the closing of the two transactions, rStar may be unable to meet the requirements for continued listing on the Nasdaq SmallCap Market and, as a result, its common stock could be delisted in the future. Therefore, there is no assurance that rStar common stock will not be delisted in the future.


     Registration under the Exchange Act. Shares of rStar common stock are currently registered under the Exchange Act. rStar can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange, quoted on an automated inter-dealer quotation system or if there are fewer than 300 holders of record of shares of rStar common stock. Termination of registration of the shares of rStar common stock under the Exchange Act would reduce the information that rStar must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to shares of rStar common stock. In addition, if shares of rStar common stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to rStar. Furthermore, the ability of "affiliates" of rStar and persons holding "restricted securities" of rStar to dispose of these securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, rStar would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities." Neither rStar nor Gilat anticipate that the number of stockholders will be significantly affected by the exchange offer, because all shares tendered would likely be subject to the proration provisions described above. Also, neither rStar nor Gilat currently intends to terminate the registration of rStar common stock under the Exchange Act.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, rStar will not be required to accept for exchange, exchange or deliver any payment for any shares tendered, and may terminate or amend the exchange offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered (subject to Gilat's prior consent and the other terms of the acquisition agreement) pursuant to the rules under the Exchange Act, if at any time prior to the expiration date any of the following events have occurred (or have been determined by rStar to have occurred) that (subject to Gilat's prior consent and the other terms of the acquisition agreement) and regardless of the circumstances giving rise to the event or events, including any action or omission to act by either rStar or Gilat, makes it inadvisable to proceed with the exchange offer or with acceptance for exchange:


     - the post-effective amendment to the Form F-4 registration statement of which this offer to exchange/prospectus is a part originally filed by Gilat with the SEC on June 25, 2002 has not been declared effective under the Securities Act by the SEC or is subject of a stop or similar order, or Gilat has not received any material state securities authorization necessary to issue Gilat ordinary shares pursuant to the exchange offer;


     - the StarBand Latin America acquisition has not been approved by rStar stockholders;

     - rStar and Gilat and its affiliates have not completed the StarBand Latin America acquisition;

     - there has been instituted or pending any action or proceeding by any government or governmental authority or agency, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the exchange offer, the acceptance for payment of or payment for some or all of the shares of rStar common stock;

     - there shall not have been entered, enacted, promulgated, enforced or issued by any court, government or governmental authority or agency, domestic, foreign or supranational a judgment, order, decree, statute, law, ordinance, rule or regulation, or any other legal restraint or prohibition preventing the completion of the exchange offer or making the exchange offer illegal;

     - the acquisition agreement has been terminated in accordance with its terms;

     - there has occurred any of the following:

        (1) any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

        (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

        (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

        (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in rStar's reasonable judgment (subject to Gilat's prior consent), could materially affect, the extension of credit by banks or other lending institutions in the United States;

        (5) any significant decrease in the market price of rStar common stock or in the market prices of equity securities generally in the United States or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in rStar's reasonable judgment (subject to Gilat's prior consent), a material adverse effect on rStar's or Gilat's and their respective subsidiaries' business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares of rStar's common stock or Gilat ordinary shares or on the benefits of the exchange offer to rStar and Gilat; or

        (6) in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof.

     - a tender or exchange offer for any or all of the shares (other than this exchange offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving rStar or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

     - any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire rStar or Gilat or any shares of rStar common stock or Gilat ordinary shares (as the case may be), or has made a public announcement reflecting an intent to acquire rStar or Gilat or any subsidiaries of rStar or Gilat or any of the respective assets or securities of rStar or Gilat; or

     - any change or changes have occurred or are threatened in rStar or its subsidiaries' business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in rStar's reasonable judgment, is or may be material to rStar or its subsidiaries; or

     - rStar determines (with Gilat's prior consent) that the consummation of the exchange offer and the purchase of the shares may cause rStar's common stock to be delisted from the Nasdaq National Market or to be eligible for deregistration under the Exchange Act.

     The conditions referred to above are for rStar's sole benefit and may be asserted by rStar regardless of the circumstances, including any action or omission to act by rStar or Gilat, giving rise to any condition, and may be waived by rStar, in whole or in part, at any time and from time to time in rStar's discretion (subject to Gilat's prior consent and the other terms of the acquisition agreement). rStar's failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if rStar waives any of the conditions described above, rStar may be required to extend the expiration date for the exchange offer, in accordance with applicable SEC rules. Any determination by rStar (subject to Gilat's prior consent and the other terms of the acquisition agreement) concerning the events described above will be final and binding on all parties. Notwithstanding anything to the contrary in this offer to exchange/prospectus, neither rStar nor Gilat can or will assert any of the conditions to the exchange offer, other than certain regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the SEC, at any time after the expiration date of the exchange offer, taking into account any extensions to the expiration date.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     Neither rStar nor Gilat is aware of any license or regulatory permit material to the business of rStar or Gilat that might be adversely affected by the acquisition of shares of rStar common stock tendered in the exchange offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for rStar's and Gilat's acquisition or ownership of the shares of rStar common stock as contemplated by the exchange offer.


     However, the Gilat ordinary shares may not be given to you as part of the offer consideration unless and until the post-effective amendment to the Form F-4 registration statement of which this offer to exchange/prospectus is a part originally filed by Gilat with the SEC on June 25, 2002 has been declared effective by the SEC.

     Should any approval or other action be required, rStar currently intends to seek that approval or other action. rStar does not believe that any approvals under the antitrust laws will be required. rStar cannot predict whether it will be required to delay the acceptance for exchange or exchange of shares tendered in the exchange offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to rStar or its subsidiaries business. rStar's obligations under the exchange offer to accept for exchange or exchange shares of rStar common stock validly tendered and not properly withdrawn are subject to the conditions described in this offer to exchange/prospectus.

SOURCE AND AMOUNT OF FUNDS

     If 6,315,789 shares of rStar common stock are validly tendered and not properly withdrawn, rStar presently expects that the maximum aggregate amount that rStar and Gilat will need to pay for such shares, including all fees and expenses applicable to the exchange offer and the maximum cash consideration that may be offered to rStar stockholders in exchange for their shares of rStar common stock, will be approximately $13,107,569.

     The estimated fees and expenses to be incurred in connection with the exchange offer and paid by rStar are as follows:


Financial Advisor's Fees                                        $800,000
Legal, Accounting and Other Professional Fees                 $1,000,000
Printing, Tender Solicitation and Mailing Costs                  $75,000
Miscellaneous                                                     $2,000
                                                              ----------
Total                                                         $1,877,000


     rStar has sufficient funds in its existing cash reserves to pay the fees described above and to pay the maximum cash consideration of $10,000,000, in the aggregate, necessary to close the exchange offer. rStar does not anticipate borrowing or otherwise obtaining funds from any third parties. The exchange offer is not subject to any financing contingency.

     The estimated fees and expenses to be incurred in connection with the exchange offer and paid by Gilat are as follows:


Legal, Accounting and Other Professional Fees                 $1,850,000
Printing, Tender Solicitation and Mailing Costs                 $225,000
SEC Filing Fee                                                      $569
Miscellaneous                                                     $5,000
                                                              ----------
Total                                                         $2,080,569


     Gilat has sufficient funds in its existing cash reserves to pay the fees described above and does not anticipate borrowing or otherwise obtaining funds from any third parties.

     Under the acquisition agreement, Gilat granted rStar an option to purchase up to 466,105 Gilat ordinary shares that are being offered to rStar stockholders in exchange for shares of rStar common stock validly tendered and not properly withdrawn. Under the option, in consideration for providing rStar with the Gilat ordinary shares for the exchange offer, rStar will issue to Gilat that number of shares of rStar common stock equal to 60% of the total number of shares of rStar common stock accepted for exchange in the exchange offer. Therefore, if 6,315,789 shares of rStar common stock are accepted for exchange, rStar will issue to Gilat 3,789,473 shares of rStar common stock under the option. rStar intends to exercise this option upon the closing of the exchange offer.

FEES AND EXPENSES

     rStar has retained Georgeson Shareholder to act as information agent and EquiServe to act as exchange agent in connection with the exchange offer. The information agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent will each receive reasonable and customary compensation for their respective services, will be reimbursed by rStar for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the exchange offer, including liabilities under the U.S. federal securities laws.

     Except as set forth above, rStar will not pay any fees or commissions to brokers, dealers or other persons for soliciting tenders of shares pursuant to the exchange offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the exchange agent. rStar will, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the exchange offer and related materials to the beneficial owners of shares held by them in forwarding offering materials to their customers.

     No broker, dealer, commercial bank or trust company has been authorized to act as rStar's or Gilat's agent, or the agent of the information agent or the exchange agent for purposes of the exchange offer.

     rStar will pay or cause to be paid all stock transfer taxes, if any, on the shares exchanged pursuant to this exchange offer except as otherwise provided in Instruction 7 in the Letter of Transmittal.

ACCOUNTING TREATMENT


     Gilat will account for the exchange offer and the StarBand Latin America acquisition, which will increase Gilat's beneficial ownership in r star to approximately 85% as follows: (i) the exchange offer will be accounted for on the basis of fair values under the purchase method of accounting and (ii) rStar's acquisition of StarBand Latin America will be accounted for as a transaction between entities under common control. For more information about rStar's accounting treatment of the transactions, see Note 1 to the "Unaudited Pro Forma Condensed Consolidated Financial Information of Gilat Satellite Networks Ltd." beginning on page F-46.


MISCELLANEOUS

     Neither rStar nor Gilat is aware of any jurisdiction where the making of the exchange offer is not in compliance with applicable law. If rStar or Gilat becomes aware of any jurisdiction where the making of the exchange offer or the acceptance of shares pursuant to the exchange offer is not in compliance with any valid applicable law, rStar and Gilat will make a good faith effort to comply with the applicable law. If, after a good faith effort, rStar cannot comply with the applicable law, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer will be deemed to be made on rStar's behalf by the information agent or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

                                    TAXATION

     The following is a general description of the material U.S. federal income and Israeli tax consequences to U.S. holders of the exchange offer and the ownership and disposal of Gilat ordinary shares received pursuant to the exchange offer. The discussion under the caption "Tax Consequences to Holders of Shares of rStar Common Stock" is based on the advice of Piper Marbury Rudnick & Wolfe LLP, counsel to rStar, insofar as it relates to U.S. federal income tax consequences to U.S. holders of the exchange offer. The discussion under the caption "Tax Consequences of Holding Gilat Ordinary Shares" is based on the advice of Arnold & Porter, U.S. counsel to Gilat, insofar as it relates to U.S. federal income tax consequence of holding of Gilat ordinary shares to U.S. holders, thereof. In addition, the discussion as to matters of Israeli law under the caption "Israeli Taxation" represents the views of Gross Kleinhendler Hodak Halevy & Greenberg, Israeli counsel to Gilat.

     This summary is based on provisions of the Internal Revenue Code of 1986, existing and proposed U.S. Treasury regulations, and administrative and judicial interpretations, all as in effect as of the date of this registration statement. All of these authorities are subject to change, possibly with retroactive effect, and to differing interpretations. Furthermore, this discussion applies only to U.S. Holders who hold their shares of rStar common stock, and will hold Gilat ordinary shares after the exchange offer, as capital assets. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

     - life insurance companies;

     - dealers in stocks or securities;

     - financial institutions;

     - tax-exempt organizations;

     - persons who are not U.S. holders (as defined below);

     - persons subject to the alternative minimum tax;

     - persons holding their shares as part of a straddle, hedging, conversion or integrated transactions;

     - persons who acquire their Gilat ordinary shares otherwise than through the exchange offer (for example, upon their exercise of employee options or otherwise as compensation);

     - persons having a functional currency other than the U.S. dollar; and

     - direct, indirect or constructive owners of 10% or more of the outstanding voting shares of Gilat.

     Furthermore, this discussion does not consider the effect of any applicable state, local or, except as set forth below under "Israeli Taxation," foreign tax laws, nor does it consider the effect of any U.S. federal taxes other than the federal income tax.

     EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ITS HOLDINGS, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

     For purposes of this discussion, the term "U.S. holder" means any stockholder of rStar or any partner in a partnership which is a stockholder of rStar who is:

     (1) an individual citizen or resident of the United States;

     (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

     (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

     (4) a trust if (i) (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions, or
         (ii) (A) it was in existence on August 20, 1996, (B) it was properly treated as a U.S. person on and before that date, and (C) it validly elected to continue to be so treated.

TAX CONSEQUENCES TO HOLDERS OF SHARES OF rSTAR COMMON STOCK

     If rStar purchases your shares in the exchange offer, the federal income tax consequences to you will depend upon the percentage of rStar common stock which you own after the purchase as compared to the percentage of rStar common stock which you owned before that time. Depending upon the percentage of stock of rStar that you own after the exchange offer, rStar's purchase of your stock in the exchange offer will either be treated as an "exchange" or as a "distribution" for federal income tax purposes.

Consequences of Exchange Treatment or Distribution Treatment to You

     If you qualify for "exchange" treatment, you will recognize capital gain or loss equal to the combined value of the Gilat ordinary shares and cash received in exchange for your rStar common stock purchased by rStar in the exchange offer less the tax basis of such rStar common stock. If you do not undergo a sufficient reduction in interest to qualify as an exchange, the amount of cash and the value of the Gilat ordinary shares you receive will be treated as a "distribution". This distribution will be treated as a dividend, and taxed at ordinary income rates, to the extent rStar has either accumulated earnings and profits immediately prior to the purchase of rStar common stock in the exchange offer, or earnings and profits for the year of such purchase, even if such earnings are earned after the purchase. If the consideration you receive exceeds this amount, the excess will be treated as a return of your investment up to the amount of your tax basis in all of your rStar common stock, including shares not purchased in the exchange offer. The remainder would then be treated as a capital gain. Your capital gain, in either case, will constitute long-term capital gain if you held your rStar common stock for more than one year prior to the purchase of such shares by rStar in the exchange offer.

     Whether the purchase of your rStar common stock in the exchange offer is treated as a "distribution" or an "exchange", your tax basis in the Gilat ordinary shares received in the exchange offer will equal their fair market value at the time you receive them, and your holding period for such Gilat ordinary shares will begin on the day following the purchase of shares in the exchange offer.

Determining Whether You Have Exchange or Distribution Treatment

     rStar's purchase of your shares in the exchange offer will be treated as an "exchange" for federal income tax purposes, if either of the two tests set forth below are satisfied after taking into account certain constructive ownership rules. If neither of these tests are satisfied, rStar's purchase of your shares of rStar common stock in the exchange offer will be treated as a "distribution" to you.

     The two tests are as follows:

     - the percentage of the outstanding shares of rStar common stock that you own after the purchase of your shares in the exchange offer is less than 80 percent of the percentage of the outstanding rStar common stock owned by you before such purchase, or

     - your percentage stock interest in rStar is minimal, you exercise no control over the affairs of rStar and the percentage of outstanding rStar common stock you own after the purchase of shares in the exchange offer is less, by even a small margin, than the percentage of the outstanding rStar common stock owned by you prior to the purchase of your shares in the exchange offer.


     In applying these tests, certain constructive ownership rules will apply, under which, in addition to shares of rStar common stock that you actually own, you will be treated as owning shares that are owned by certain family members or entities in which you have an interest, or that could be acquired by you by the exercise of an option or a conversion right.


     In applying those tests, it is likely that the issuance of shares by rStar in exchange for the stock of StarBand Latin America would be viewed as part of the same transaction as the purchase of shares in the exchange offer. If this is the case, you would be able to determine the reduction in your interest in rStar for purposes of the tests described above after taking into account the reduction in your interest as a result of such issuance. As a result, there would most likely be a sufficient reduction in your interest to qualify for "exchange" treatment as discussed above. If the issuance of rStar shares in exchange for the stock of StarBand Latin America were not taken into account, your ability to satisfy the requirements for exchange treatment would depend upon the number of shares of rStar common stock tendered by others and the application of the proration formula, and cannot be predicted with certainty. However, if you decide to tender shares of rStar common stock in the exchange offer, you can maximize the likelihood of satisfying the requirements for exchange treatment by tendering all of your shares. Even in this case, however, your ability to satisfy the requirements for exchange treatment could be affected if there are additional shares of rStar common stock owned by stockholders other than you which have not been tendered and which you are deemed to own under the constructive ownership rules. Therefore, you should consult your own tax advisor as to the specific tax consequences of the exchange offer to you, including the application of the constructive ownership rules.

TAX CONSEQUENCES OF HOLDING GILAT ORDINARY SHARES

     Dividends Paid on Gilat Ordinary Shares. In general, you will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Gilat ordinary shares, including the amount of any Israeli taxes withheld, to the extent that such distributions are paid out of Gilat's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of Gilat's earnings and profits as so determined will be applied against and will reduce your tax basis in your Gilat ordinary shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such Gilat ordinary shares. Gilat's dividends will not qualify for the dividends-received deduction available in certain cases to U.S. corporations. A dividend paid in NIS, including the amount of any Israeli taxes withheld from such dividend, will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you are deemed to have received the dividend. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

     Any dividends paid by Gilat to you on the Gilat ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Internal Revenue Code of 1986, as modified by the income tax treaty between the United States and Israel, you may elect to claim a foreign tax credit against your tentative U.S. federal tax liability for Israeli income tax withheld from dividends received on Gilat ordinary shares. You will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on Gilat ordinary shares if you have not held the Gilat ordinary shares for a minimum period or to the extent you are under an obligation to make certain related payments with respect to substantially similar or related property. If you who do not elect to claim a foreign tax credit, you may instead claim a deduction for Israeli income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

     Disposition of Gilat Ordinary Shares. Upon the sale or other disposition of Gilat ordinary shares, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in the Gilat ordinary shares disposed of. Gain or loss upon the disposition of Gilat ordinary shares will be long-term if, at the time of the disposition, you have held the Gilat ordinary shares disposed of for more than one year. Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. federal income tax rate than ordinary income. The deductibility of capital losses you incur is subject to limitations.

     In general, any gain you recognize on the sale or other disposition of Gilat ordinary shares will be U.S. source income for U.S. foreign tax credit purposes. However, pursuant to the income tax treaty between the United States and Israel, gain from the sale or other disposition of Gilat ordinary shares by a holder who is a U.S. resident, for purposes of the income tax treaty, and who sells the Gilat ordinary shares in Israel may be treated as foreign source income for U.S. foreign tax credit purposes. Any loss on the sale or other disposition of Gilat ordinary shares may be required to be allocated against foreign source income for U.S. foreign tax credit limitation purposes.

     Passive Foreign Investment Company. Special U.S. federal income tax rules apply to U.S. holders owning shares of a so-called "passive foreign investment company," or "PFIC". A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income consists of certain types of passive income, or 50% or more of the average value of its assets consists of "passive assets," generally, assets that generate passive income. Based upon an analysis of Gilat's financial position, Gilat does not believe that it has ever been a PFIC and does not expect to become a PFIC for its current taxable year. While Gilat intends to manage its business so as to avoid PFIC status to the extent consistent with its other business goals, no assurances can be made that the business plans of Gilat will not change in a manner that affects its PFIC status determination. If Gilat were classified as a PFIC, you could be subject to increased tax liability, possibly including an interest charge upon the sale or other disposition of Gilat ordinary shares or upon the receipt of amounts treated as "excess distributions."

     Backup Withholding. U.S. holders, which for purposes of this discussion is defined as a person listed in clauses (1) -- (4) under the definition of U.S. holder above, plus any partnership organized in or under the laws of the United States, may be subject to backup withholding with respect to dividends on, and the proceeds of dispositions of, Gilat ordinary shares. In general, backup withholding will apply to a U.S. holder only if a U.S. holder fails to timely and properly complete an Internal Revenue Service Form W-9 or if a U.S. holder fails to report properly payments of dividends. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

ISRAELI TAXATION

     The following is a short summary of certain Israeli tax consequences to persons holding Gilat ordinary shares. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Gilat is required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the stockholder's country of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of Gilat ordinary shares who is a U.S. resident, as defined in the income tax treaty, is 25%.

     Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, gains from sales of the Gilat ordinary shares are exempt from Israeli capital gains tax for so long as (i) the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat qualifies as an Industrial Company or Industrial Holding Company under the Law for Encouragement of Industry (Taxes), 1969. In addition, under the Treaty, a holder of Gilat ordinary shares who is a U.S. resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such Gilat ordinary shares unless such holder owns, directly or indirectly, 10% or more of the voting power of Gilat.

     A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

     Israel presently has no estate or gift tax.

     On July 26, 2000, the Government of Israel published a legislative proposal which adopted the recommendations of a special committee of the Israeli Ministry of Finance regarding reform of the Israeli tax laws. The proposed legislation includes, among other things, the application of a general tax rate, for individual Israeli and foreign investors, of up to 25% on capital gains recognized in Israel. Implementation of this proposal requires legislation by the Israeli legislature, the Knesset. There is no certainty that the Knesset will adopt the recommendations of the committee in whole or in part.

                INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

GILAT

     In connection with the StarBand Latin America acquisition, rStar will issue 43,103,448 shares of rStar common stock to Gilat. Also under the option, in consideration for providing rStar with the Gilat ordinary shares necessary for the exchange offer, rStar will issue to Gilat that number of shares of rStar common stock equal to 60% of the number of shares of rStar common stock validly tendered in the exchange offer. Accordingly, it is expected that after the completion of the StarBand Latin America acquisition and the exchange offer, Gilat's beneficial ownership of the outstanding shares of rStar common stock will increase from approximately 65.5% to approximately 85%.


     rStar's current Chief Executive Officer and three members of rStar's Board of Directors, Lance Mortensen, Charles Appleby, and Michael Arnouse, have agreed to resign upon the closing of the StarBand Latin America acquisition. Gilat will beneficially own approximately 85% of the outstanding shares of rStar common stock after the completion of the StarBand Latin America acquisition and the exchange offer. Therefore, Gilat will be able to elect a majority of the members of rStar's Board of Directors who, in turn, will appoint a Chief Executive Officer for rStar to replace Mr. Mortensen.


rSTAR EMPLOYMENT AGREEMENTS

     rStar has an employment agreement in place with its Chief Executive Officer which contains severance payments that may become payable upon the closing of the StarBand Latin America acquisition. Upon the consummation of the StarBand Latin America acquisition, it is possible that rStar's Chief Executive Officer may become entitled to the following benefits:

     - 200% of his current base salary (or $550,000);

     - 200% of any performance bonus he would have been entitled to receive had he remained employed;

     - 100% vesting of all unvested options for shares of rStar common stock, at an exercise price of $1.10 per share; and

     - the continuation of certain employee health benefits for a period of eighteen (18) months.

     rStar also may be liable to several executive officers under their employment agreements and arrangements if rStar terminates their employment without cause or if the executive terminates his employment for good cause. "Good cause" is defined under these agreements and arrangements to include: (i) a material reduction of the duties, title, authority or responsibilities; (ii) a material reduction of the facilities or perquisites; (iii) a reduction in the base salary; (iv) a material reduction in the kind or level of employee benefits, including bonuses; (v) the relocation of the facility or a location more than forty (40) miles from his residence; or (vi) failure to obtain the assumption of the employment agreement by any successor entity.

                           THE ACQUISITION AGREEMENT

     The following is a description of the material terms of the acquisition agreement. For a more complete understanding of the acquisition agreement, you should carefully read the acquisition agreement, which is attached hereto as Annex A and is incorporated herein by reference.


     On April 30, 2002, rStar held its annual meeting for the year ended December 31, 2001, at which rStar stockholders approved, among other things, the acquisition agreement and the transactions contemplated by the acquisition agreement, including the exchange offer and rStar's acquisition of StarBand Latin America.


THE EXCHANGE OFFER

  TERMS OF THE EXCHANGE OFFER

     The acquisition agreement provides for the commencement by rStar of a tender offer to exchange up 6,315,789 shares of rStar common stock. Gilat and its corporate affiliates have agreed not to tender their shares of rStar common stock in the exchange offer. The acquisition agreement provides that the consideration that will be offered to rStar stockholders in the exchange offer shall consist of cash and Gilat ordinary shares. The acquisition agreement further provides that Gilat shall provide rStar with the Gilat ordinary shares for the exchange offer pursuant to the option for Gilat ordinary shares described below under "The Acquisition Agreement -- The Exchange Offer -- The Option for Gilat Ordinary Shares."

     The acquisition agreement prohibits rStar, without the consent of Gilat, from changing, modifying, amending or terminating the exchange offer. Subject to SEC rules and regulations, if circumstances make it inadvisable to proceed with the exchange offer and if Gilat and rStar mutually agree, rStar:

     - shall not be required to accept for exchange or, exchange any tendered shares of rStar common stock and

     - may delay the acceptance for exchange of any tendered shares of rStar common stock and terminate or amend the exchange offer as to any shares of rStar common stock for which rStar has not then paid.

  EXPIRATION AND CONSUMMATION OF THE EXCHANGE OFFER

     The exchange offer shall expire on the closing date of the StarBand Latin America acquisition. Payment by rStar for all of the shares of rStar common stock validly tendered and not previously withdrawn shall be made as soon as practicable after the closing date of the StarBand Latin America acquisition. The acquisition agreement provides that the exchange offer shall be terminated and rStar, subject to applicable SEC rules and regulations, shall not accept for exchange or exchange any shares of rStar common stock tendered in the exchange offer if the acquisition agreement is terminated or the StarBand Latin America acquisition is not consummated for any reason.

THE OPTION FOR GILAT ORDINARY SHARES

     rStar currently does not hold any Gilat ordinary shares. Under the acquisition agreement, Gilat has granted rStar an option to purchase up to 466,105 Gilat ordinary shares that are being offered to rStar stockholders in exchange for their shares of rStar common stock in the exchange offer. The terms of the option provide that, in consideration for providing rStar with the Gilat ordinary shares, Gilat shall receive that number of shares of rStar common stock equal to 60% of the number of shares of rStar common stock tendered in the exchange offer. Assuming that 6,315,789 shares of rStar common stock are tendered in the exchange offer, rStar shall issue to Gilat 3,789,473 shares of rStar common stock under the option.

THE STARBAND LATIN AMERICA ACQUISITION

     The acquisition agreement provides that rStar, or its wholly-owned subsidiary, if mutually agreed to by the parties, shall acquire from Gilat all of the issued and outstanding shares of the common stock, par value EUR.01, of StarBand Latin America, in exchange for 43,103,448 shares of rStar common stock. Gilat has the right to assign all or part of its right to the 43,103,448 shares of rStar common stock to Gilat, its corporate affiliates or to StarBand Communications. The closing of the StarBand Latin America acquisition shall take place as soon as practicable after the last of the conditions set forth in the acquisition agreement, including rStar stockholder approval of the acquisition agreement, is satisfied or waived (subject to applicable law) but in no event later than the fifth business day after the last condition is satisfied or waived, or on such other date mutually agreed to by the parties. However, without the mutual agreement of the parties to the acquisition agreement, in no event shall the closing of rStar's acquisition of StarBand Latin America occur later than May 31, 2002.


     In May 2002, the parties agreed to extend the latest closing date from May 31, 2002 to July 31, 2002, unless as of such date, despite the parties' good faith efforts, the failure of the closings contemplated by the acquisition agreement to occur is solely related to the failure of the parties to obtain any regulatory or third-party approvals, including any clearances from the SEC, necessary to consummate rStar's acquisition of StarBand Latin America, the exchange offer or the other transactions contemplated by the acquisition agreement, in which case such date shall be extended to August 15, 2002.


     The acquisition agreement provides that if rStar and Gilat agree, rStar may assign its rights, but not its obligations, to acquire StarBand Latin America to a wholly-owned subsidiary of rStar formed specifically to consummate the StarBand Latin America acquisition. Also, except as provided for in the acquisition agreement and subject to applicable SEC rules and regulations, the right of Gilat to assign or otherwise transfer the shares of rStar common stock that they receive in connection with the StarBand Latin America acquisition and the exchange offer is not prohibited or otherwise limited in any way.

  ADDITIONAL SHARE CONSIDERATION

     In addition to the 43,103,448 shares of rStar common stock to be issued to Gilat in connection with the StarBand Latin America acquisition, the acquisition agreement provides that in the event that the StarBand Latin America business exceeds certain agreed upon net earnings targets during each of the one year periods ended June 30, 2003 and June 30, 2004, with respect to each such year, Gilat will be entitled to receive, as additional consideration for the StarBand Latin America acquisition, up to a maximum of 10,741,530 additional shares of rStar common stock. Specifically,

     With respect to the one-year period ending June 30, 2003:

     - if the earnings (calculated in the manner specified in the acquisition agreement) for the StarBand Latin America business for the period from July 1, 2002 through June 30, 2003, are greater than or equal to $4,100,000 but no more than $4,900,000, rStar shall be obligated to issue 2,685,382 shares of rStar common stock to Gilat; or

     - if the earnings for the StarBand Latin America business for the period from July 1, 2002 through June 30, 2003 are greater than or equal to $4,900,000, rStar shall be obligated to issue 5,370,765 shares of rStar common stock to Gilat;

     With respect to the one year period ending June 30, 2004:

     - if the earnings for the StarBand Latin America business for the period from July 1, 2003 through June 30, 2004, are greater than or equal to $27,500,000 but no more than $33,000,000, rStar shall be obligated to issue 2,685,382 shares of rStar common stock to Gilat; or

     - if the earnings for the StarBand Latin America business for the period from July 1, 2003 through June 30, 2004 are greater than or equal to $33,000,000, rStar shall be obligated to issue 5,370,765 shares of rStar common stock to Gilat.

     The determination of whether the StarBand Latin America Business meets the applicable earnings targets and the amount, if any, of the special cash distribution, corresponds to the net profit/loss of the StarBand Latin America business during those one-year periods. If, for example, the earnings target in the acquisition agreement were measured as of the one-year period ended June 30, 2001, Gilat would not be entitled to any additional share consideration because the StarBand Latin America business had a net loss of $3,360,000 during that period, which fails to satisfy the required earnings target. Although the StarBand Latin America business currently has a net loss, there is no assurance that for the one-year periods ended June 30, 2003 or June 30, 2004, the StarBand Latin America business will suffer a similar loss or any loss at all, in which case Gilat may be entitled to the additional share consideration.

     Assignment. Gilat has the right to assign all or part of its right to the additional share consideration described above to any of its corporate affiliates or to StarBand Communications.

  SPECIAL CASH DISTRIBUTION

     The acquisition agreement provides that rStar will seek stockholder approval to amend our current certificate of incorporation to provide rStar stockholders with the right to receive a special cash distribution in the event that the StarBand Latin America business does not achieve certain earnings targets during each of the one year periods ending June 30, 2003 and June 30, 2004, rStar stockholders of record as of June 30, 2003 or June 30, 2004 will be entitled to their pro rata share of a special cash distribution of up to $5 million in cash with respect to each such year, up to $10 million in total for both years. Specifically:

     With respect to the one-year period ending June 30, 2003:

     - if the earnings (calculated in the manner specified in the acquisition agreement) for the StarBand Latin America business for the period from July 1, 2002 through June 30, 2003 are less than or equal to $1,600,000, the special cash distribution shall be $5,000,000, or approximately $
       0.32 per share of rStar common stock expected to be outstanding following the completion of the exchange offer, assuming the maximum number of shares are tendered, and owned by shareholders other than Gilat and its corporate affiliates;

     - if the earnings for the StarBand Latin America business for the period from July 1, 2002 through June 30, 2003 are greater than $1,600,000 and less than or equal to $2,500,000, the special cash distribution shall be $2,500,000, or approximately $ 0.16 per share of rStar common stock expected to be outstanding following the completion of the exchange offer ,assuming the maximum number of shares are tendered, and owned by shareholders other than Gilat and its corporate affiliates; or

     - if the earnings for the StarBand Latin America business for the period from July 1, 2002 through June 30, 2003 are greater than $2,500,000, the special cash distribution shall be zero.

     With respect to the one year period ending June 30, 2004:


     - if the net earnings for the StarBand Latin America business for the period from July 1, 2003 through June 30, 2004 are less than or equal to $11,000,000, the special cash distribution shall be $5,000,000, or approximately $0.32 per share of rStar common stock expected to be outstanding following the completion of the exchange offer, assuming the maximum number of shares are tendered, and owned by shareholders other than Gilat and its corporate affiliates;



     - if the earnings for the StarBand Latin America business for the period from July 1, 2003 through June 30, 2004 are greater than $11,000,000 and less than or equal to $16,500,000, the special cash distribution shall be $2,500,000, or approximately $0.16 per share of rStar common stock expected to be outstanding following the completion of the exchange offer ,assuming the maximum number of shares are tendered, and owned by shareholders other than Gilat and its corporate affiliates; or


     - if the earnings for the StarBand Latin America business for the period from July 1, 2003 through June 30, 2004 are greater than $16,500,000, the special cash distribution shall be zero.

     The determination of whether the StarBand Latin America business meets the applicable earnings targets and the amount, if any, of the special cash distribution, corresponds to the net profit/loss of the StarBand Latin America business during those one-year periods. If, for example, the earnings target in the acquisition agreement were measured as of the one-year period ended June 30, 2001, rStar stockholders, other than Gilat, would be entitled to a special cash distribution of $5 million, in the aggregate, because the StarBand Latin America business had a net loss of $3,360,000 during that period, which fails to satisfy the required earnings target. Although the StarBand Latin America business currently has a net loss, there is no assurance that for the one-year periods ended June 30, 2003 or June 30, 2004, the StarBand Latin America business will suffer a similar loss or any loss at all, in which case rStar stockholders may not be entitled to any special cash distribution.

     Qualified Sale. rStar's obligation to pay the special cash distributions and Gilat's right to the additional share consideration, each as described above, shall expire upon the first to occur of the following regardless of StarBand Latin America's performance:

     - the completion of a firmly underwritten public offering of shares of rStar common stock raising gross proceeds to rStar of at least $25 million, with a price of rStar common stock of at least $2.32 per share. The parties have agreed that neither Gilat nor its corporate affiliates will participate in any such offering.

     - the closing by rStar of a sale in a single transaction of shares of rStar common stock to a third party purchaser other than Gilat and its corporate affiliates raising gross proceeds of at least $100 million, with a price of rStar common stock of at least $1.00 per share and at least 60% of such gross proceeds being in the form of cash.

     The payment of the special cash distribution is intended to compensate our non-Gilat shareholders in the event that the StarBand Latin American business we are acquiring from Gilat does not perform in accordance with certain minimum earning targets, thereby increasing the value of shares of rStar common stock. Alternatively, the obligation to pay the special cash distribution expires upon the completion of either the underwritten public offering or the $100 million sale of rStar common stock, described above, because, in the event of such an offering or sale, a third party purchaser or underwriter has acquired the shares at a price which indicates that the value of the rStar common stock has increased and has benefited from the performance or expected results of the StarBand Latin America business.

     Guaranty. If rStar is unable to make the special cash distribution to its stockholders for any reason, Gilat shall make a cash capital contribution to rStar to the extent and in an amount necessary for rStar to satisfy its obligations to make the special cash distribution.

     Waiver by Gilat. In the acquisition agreement, Gilat has, on its own behalf and on behalf of its corporate affiliates, waived any and all claims or rights it has to the special cash distribution. As a result of Gilat's waiver, any special cash distribution payable by rStar will be shared by only the non-Gilat stockholders, who will each receive a larger per share distribution.

     In the acquisition agreement, Gilat has, on its own behalf and on behalf of its corporate affiliates, also agreed that until the earlier of June 30, 2004, the date on which the special cash distribution is actually paid to the holders of shares of rStar common stock, or the date on which an underwritten public offering or $100 million sale of rStar common stock, as described above, is completed:

     - its ability to sell, assign or otherwise transfer its shares of rStar common stock is subject to certain restrictions, including the receipt by rStar of a certificate of waiver from a proposed-transferee of shares of rStar common stock, under which such proposed-transferee waives its rights to the special cash distribution and

     - the certificates representing the rStar common stock acquired pursuant to the acquisition agreement shall bear a legend indicating the limitations of transferability.

     Restrictions on New Issuances. The acquisition agreement provides that until the date immediately following the date on which rStar's obligation to pay the special cash distribution expires, rStar will not:

     - sell or issue any additional shares of rStar common stock, other than (i) shares of rStar common stock issued upon the exercise of stock options that are outstanding as of the closing of the StarBand Latin America acquisition and (ii) shares of rStar common stock issuable pursuant to employee stock option plans or other stock based compensation plans. However, the number of shares of rStar common stock that rStar may issue under employee stock option plans or other stock based compensation plans cannot exceed, in the aggregate, 1% of the issued and outstanding shares of rStar common stock as of the closing of the exchange offer on a fully diluted basis. All shares of rStar common stock issued under clauses (i) and (ii) above shall be entitled to the special cash distribution;

     - issue any securities convertible into or exchangeable for shares of rStar common stock, except to the extent that any such securities are not convertible into or exchangeable for shares of rStar common stock (the "Qualified Convertible Securities"); or

     - enter into any agreement that by its terms legally prohibits rStar from making the special cash distribution.

     However, the acquisition agreement further provides that rStar shall not be precluded or restricted from issuing:

     - shares of rStar common stock or securities convertible into or exchangeable for shares of rStar common stock, other than Qualified Convertible Securities, in a private transaction if, prior to such issuance, rStar receives a certificate of waiver from the person who will receive such shares of rStar common stock or such convertible securities, as the case may be, agreeing, among other things, to waive its right to the special cash distribution; or

     - any class of capital stock of rStar other than rStar common stock or any securities convertible into or exercisable or exchangeable for shares of a class of capital stock of rStar other than rStar common stock.

     Other Terms of the Special Cash Distribution. The proposed amendments to rStar's Third Amended and Restated Certificate of Incorporation also provide that:

     - rStar may elect to satisfy its obligation to make the special cash distribution by distributing the maximum amount of such distribution at any time prior to the required payout date;

     - until rStar's obligation to pay the special cash distribution has been terminated or satisfied, rStar is (i) prohibited from paying, declaring or setting apart for payment any dividend or distribution on any class or series of its capital stock other than the rStar common stock, other than dividends payable in the form of additional shares of rStar's capital stock, and (ii) subject to certain limitations, prohibited from redeeming, purchasing or otherwise acquiring any shares of any class or series of rStar's capital stock other than the rStar common stock, or any right, warrant or option to acquire any shares of rStar capital stock;

     - the amount of the special cash distribution, if any, shall increase at a rate of 7% per annum if it is not paid by the required payout date; and

     - the special cash distribution shall be $5,000,000 for each of the years ending June 30, 2003 and June 30, 2004 if rStar fails to complete and announce or deliver audited financial statements for that particular year to the holders of rStar common stock by December 31, 2003 and December 31, 2004, respectively.

THE VOTING AGREEMENT

     The acquisition agreement provides that Gilat and three members of rStar's Board of Directors shall enter into a voting agreement according to which each of them would agree to vote all of their shares of rStar common stock in favor of StarBand Latin America acquisition and the other transactions described in the acquisition agreement. On April 23, 2001, rStar and the principal stockholders of rStar, including (i) Gilat and its subsidiary, Gilat Satellite Networks (Holland) B.V., (ii) The Mortensen 2000 Family Resource Trust, The Mortensen Charitable Trust which are entities controlled by Lance Mortensen,
(iii) CAVCO of North Florida, Inc., an entity controlled by Charles Appleby, and
(iv) The Arnouse

Charitable Trust, an entity controlled by Michael Arnouse and Michael Arnouse, executed the voting agreement. These rStar stockholders collectively hold approximately 81.6% of the outstanding shares of rStar common stock.

RSTAR BOARD OF DIRECTORS

     Under the terms of the acquisition agreement, three members of rStar's current Board of Directors, Lance Mortensen, Charles Appleby and Michael Arnouse and rStar's Chief Executive Officer will resign effective upon the closing date of the StarBand Latin America acquisition.

REPRESENTATIONS AND WARRANTIES

     The acquisition agreement contains a number of customary representations and warranties made by each party. All representations and warranties of the parties expire on the second anniversary of the closing of rStar's acquisition of StarBand Latin America. Some of the representations of Gilat and rStar are subject to a "material adverse effect" qualifier. This qualifier limits the scope of the representations and warranties to only those circumstances that generally would have a material adverse affect on the business, assets or financial condition of the party giving the representation in the case of rStar and Gilat or, in the case of StarBand Latin America, a material adverse effect on the ability of StarBand Latin America to own its assets and operate its business or on the financial condition of StarBand Latin America as reflected on the pro forma consolidated statements included in this offer to exchange/prospectus that give effect to the StarBand Latin America acquisition.

CONDUCT OF THE BUSINESS OF STARBAND LATIN AMERICA PENDING THE CLOSING OF THE STARBAND LATIN AMERICA ACQUISITION

     Gilat has agreed that prior to the closing of rStar's acquisition of StarBand Latin America, except with the prior consent of rStar, which consent shall not be unreasonably withheld, it shall, and shall cause the other affiliates and subsidiaries of Gilat that participate in the conduct and operations of the StarBand Latin America business to:

     - conduct their respective operations with respect to the StarBand Latin America business in the ordinary course, including complying with all applicable laws relating to the StarBand Latin America business and maintaining books and records of the StarBand Latin America business in accordance with applicable laws and past practices;

     - maintain satisfactory relationships with suppliers, distributors, customers and others business partners with respect to the operations of the StarBand Latin America business;

     - take no action that would materially adversely affect the ability of rStar, or Gilat to consummate the transactions contemplated by the acquisition agreement;

     - use commercially reasonable efforts to preserve the StarBand Latin America business; and

     - conduct their respective operations in a manner that will not result in any event that is materially adverse to the financial condition, properties, assets, liabilities, business, operations or result of operations of Gilat and its subsidiaries taken as a whole.

     In addition, Gilat has agreed that prior to the closing of rStar's acquisition of StarBand Latin America, except with the prior consent of rStar, which consent shall not be unreasonably withheld, it shall not, nor will it permit any of the affiliates and subsidiaries of Gilat that participate in the conduct and operations of the StarBand Latin America business to:

     - borrow any material amount of money other than through lines of credit in the ordinary course of business;

     - increase compensation for any employees except in the ordinary course of business;

     - pay or agree to pay any pension retirement allowance or other employee benefits except as required by law;

     - grant severance or termination pay to, or enter into any employment or severance agreement with, any existing employee;

     - enter into any contracts, including leases, in excess of $100,000; or

     - make any capital expenditures of more than $100,000.

CONDUCT OF RSTAR PENDING THE CLOSING OF THE STARBAND LATIN AMERICA ACQUISITION

     rStar has agreed that prior to the closing of rStar's acquisition of StarBand Latin America, unless contemplated by the acquisition agreement, it shall not undertake, or agree to undertake, the following, except with the prior consent of Gilat, which consent shall not be unreasonably withheld:

     - amend its Certificate of Incorporation or Bylaws;

     - issue any shares of rStar common stock or options to purchase shares of rStar common stock other than the shares related to its currently outstanding options and the StarBand Latin America acquisition;

     - split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect to its capital stock or purchase, redeem or otherwise acquire any shares of its capital stock;

     - enter into any transaction exceeding $100,000;

     - increase employee, director or officer compensation, except in the ordinary course of business consistent with past practice;

     - pay or agree to pay any pension, retirement allowance or other employee benefit not required, or enter into or agree to enter into any agreement or arrangement with such director or officer or employee, past or present, relating to any such pension, retirement allowance or other employee benefit, except as required under currently existing agreements, plans or arrangements; grant any severance or termination pay to, or enter into any employment or severance agreement with any employee, officer or director except consistent with commercially acceptable standards; or adopt any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan or arrangement, which was not in existence as of April 23, 2001;

     - enter into any business contracts, except for business contracts for the purchase, sale or lease of goods or services involving payments or receipts by Gilat or its affiliates not in excess of $100,000, or leases for rental space in an amount not to exceed $100,000 for any lease;

     - enter into any agreement in principle or an agreement with respect to any sale, transfer, lease, license, pledge, mortgage, or other disposition or encumbrance of a material amount of rStar's assets, or any enter into a material business contract or any amendment or modification of any material business contract or any release or relinquishment of any material business contract rights;

     - authorize or commit to make capital expenditures with respect to and in connection with the operation of rStar's business in excess of $100,000;

     - make any changes in its accounting methods or accounting practices; or

     - settle any action or suit in excess of $200,000 without the consent of Gilat.

REVIEW OF rSTAR'S EXPENDITURES

     Under the acquisition agreement, the parties have agreed that all cash expenditures by rStar equal to or greater than $25,000 are subject to prior review and approval by Gilat. In addition, prior to the closing of rStar's acquisition of StarBand Latin America, other than in the ordinary course consistent with past practices, rStar shall not take any action that may materially affect rStar's cash and cash equivalent holdings, which, as of December 31, 2001, equaled at least $31 million, without the express consent of both Gilat and rStar's Chief Executive Officer.

CONDITIONS TO CLOSING THE STARBAND LATIN AMERICA ACQUISITION

     There are numerous conditions that have to be satisfied or waived before the closing of rStar's acquisition of StarBand Latin America. They are as follows:

  THE OBLIGATIONS OF EACH PARTY

     The respective obligations of each party to effect the transactions contemplated by the acquisition agreement are subject to the following conditions:

     - the approval by rStar's stockholders of the acquisition agreement and the transactions it contemplates;

     - the absence of any judgment, order, decree, statute, law, ordinance, rule or regulation adopted by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition in effect preventing the consummation of the transactions contemplated by the acquisition agreement;

     - the absence of any action or proceeding having been instituted by any governmental authority seeking to prevent consummation of the transactions contemplated by the acquisition agreement;

     - the approval by a majority of the Board of Directors of rStar of the StarBand Latin America acquisition and the other transactions contemplated by the acquisition agreement;

     - the declaration by the SEC that Gilat's registration statement for the Gilat ordinary shares to be offered to rStar stockholders in exchange for their shares of rStar common stock is effective and the absence of any stop order or other similar proceeding threatened by the SEC or any other state securities administrator with respect to Gilat's registration statement;

     - the receipt by the parties to the acquisition agreement of all necessary third party consents and governmental consents, which consents are in full force and effect as of the closing date of the StarBand Latin America acquisition; and

     - the receipt by the parties of confirmation that the Fourth Amended and Restated Certificate of Incorporation has been filed by with the Secretary of State of the State of Delaware.

  THE OBLIGATION OF rSTAR

     The obligation of rStar to consummate the StarBand Latin America acquisition are subject to the satisfaction or waiver of the following conditions:

     - if reasonably requested by rStar, the receipt of an opinion of special Netherlands counsel, Israeli counsel and/or a special United States counsel to Gilat and its affiliates, dated as of the closing date of the StarBand Latin America acquisition in form and substance customary for the type of transactions contemplated by the acquisition agreement;

     - the material accuracy of the representations and warranties made by Gilat as of the closing date of the StarBand Latin America acquisition and receipt by rStar of certificates from an executive officer of Gilat attesting to the foregoing and dated as of the closing date of the StarBand Latin America acquisition;

     - Gilat's performance of or compliance with its respective agreements, covenants, obligations and conditions required by the acquisition agreement as of the closing of rStar's acquisition of StarBand Latin America and receipt by rStar of certificates from an executive officer of Gilat attesting to the foregoing and dated as of the closing date of the StarBand Latin America acquisition;

     - the execution by the parties of the master services and supply agreement between Gilat and StarBand Latin America, the voting agreement among Gilat and three director-stockholders of rStar, and the option for Gilat ordinary shares; and

     - all corporate and other proceedings in connection with the transactions contemplated by the acquisition agreement and all documents incidental thereto shall be reasonably satisfactory in form, scope and substance to rStar and its counsel and rStar and its counsel shall have received all such other counterpart originals or certified or other copies of such documents as rStar and its counsel may reasonably request.

  THE OBLIGATION OF GILAT

     The obligation of Gilat to consummate the StarBand Latin America acquisition are subject to the satisfaction or waiver of the following conditions:

     - if reasonably requested by Gilat, the receipt of an opinion of rStar's counsel, dated as of the closing date of the StarBand Latin America acquisition, in form and substance customary for the type of transactions contemplated by the acquisition agreement;

     - the material accuracy of the representations and warranties made by rStar as of the closing of rStar's acquisition of StarBand Latin America and receipt by Gilat of a certificate from an executive officer of rStar attesting to the foregoing and dated as of the closing date of the StarBand Latin America acquisition;

     - rStar's performance of compliance with its respective agreements, covenants, obligations and conditions required by the acquisition agreement as of the closing of the acquisition agreement and receipt by Gilat of a certificate from an executive officer of rStar attesting to the foregoing and dated as of the closing date of the StarBand Latin America acquisition;

     - the execution by the parties of the voting agreement among Gilat and three director-stockholders of rStar and the option for Gilat ordinary shares;

     - the resignation of certain members of rStar's Board of Directors; and

     - all corporate and other proceedings in connection with the transactions contemplated by the acquisition agreement and all documents incidental thereto shall be reasonably satisfactory in form, scope and substance to Gilat and its counsel and Gilat and its counsel shall have received all such other counterpart originals or certified or other copies of such documents as Gilat and its counsel may reasonably request.

ADDITIONAL COVENANTS AND AGREEMENTS

     The parties have also agreed to the following:

  REASONABLE EFFORTS

     rStar and Gilat agree to use their reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper and advisable consummate the transactions described in the acquisition agreement and to cooperate with each other, including using its reasonable best efforts to obtain all necessary waivers, consents and approvals from other parties to loan agreements, material leases and other material contracts, to obtain all necessary consents, approvals and authorizations as are required to be obtained from appropriate governmental authorities, and to effect all necessary registrations and filings, including filings with the SEC and submissions of information requested by governmental authorities. Also, under the acquisition agreement, Gilat shall use its best efforts to take, or cause to be taken, all action reasonably necessary to form StarBand Latin America and to transfer and assign the assets of the StarBand Latin America business, which are identified in the acquisition agreement, to StarBand Latin America.

  NO SOLICITATION

     The acquisition agreement provides that rStar and all of its affiliates, other than Gilat, will not:


     - directly or indirectly, through any directors, officers, employees, agents, representatives or otherwise, solicit, initiate, facilitate or encourage, including by way of furnishing or disclosing non-public information, any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving rStar or its subsidiaries or the acquisition of all or any significant assets or capital stock of or by rStar (a "Transaction Proposal"); or


     - negotiate, explore or otherwise engage in discussions with any person, other than Gilat and its representatives, with respect to any Transaction Proposal; or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated by the acquisition agreement.

     However, prior to the consummation of the StarBand Latin America acquisition, if the Board of Directors of rStar determines in good faith, after consultation with outside counsel, that it is necessary to respond to an unsolicited superior proposal in order to comply with its fiduciary duties to rStar's stockholders under applicable law, the board of directors of rStar may:

     - withdraw or modify its approval or recommendation of the StarBand Latin America acquisition and the acquisition agreement and the other transaction contemplated by the acquisition agreement, or

     - approve or recommend an unsolicited superior proposal or terminate the acquisition agreement, and concurrently with or after such termination, if it so chooses, cause rStar to enter into any agreement with respect to any unsolicited superior proposal, but in each of the cases, no action shall be taken by rStar pursuant to this clause until a time that is after the fifth business day following Gilat's receipt of written notice advising Gilat that the Board of Directors of rStar has received an unsolicited superior proposal, specifying the material terms and conditions of such unsolicited superior proposal and identifying the person making such unsolicited superior proposal, to the extent making such identification does not breach the fiduciary duties of rStar's Board of Directors as advised by outside legal counsel.

     If rStar's Board of Directors takes any action to amend or withdraw its recommendation or approve or recommend an unsolicited superior proposal, then rStar must within two business days of such action pay Gilat an amount equal to 3% of the value of consideration payable by rStar to Gilat in connection with the StarBand Latin America acquisition and reimburse Gilat for any of its out of pocket expenses, including the fees and expenses of outside professionals.

     An "unsolicited superior proposal" means any bona fide, unsolicited, written proposal made by a third party to enter into an agreement with respect to a transaction proposal on terms that the Board of Directors of rStar determines in its good faith judgment, after consultation with outside counsel and a financial advisor of nationally recognized reputation, to be more favorable to rStar's stockholders than the StarBand Latin America acquisition and the other transactions contemplated by the acquisition agreement.

     Under the acquisition agreement, rStar must immediately advise Gilat of any Transaction Proposal, the material terms of such Transaction Proposal, and to the extent such disclosure is not a breach of the Board of Directors' fiduciary duties as advised by outside legal counsel, the identity of the person making such transaction proposal.

CONDUCT OF THE PARTIES AFTER THE CLOSING OF THE STARBAND LATIN AMERICA
ACQUISITION

  LISTING OF SHARES


     Gilat has agreed to use its commercially reasonable efforts to ensure that following the closing of the StarBand Latin America acquisition, rStar remains a public company traded on the Nasdaq National Market or, if such listing is impracticable, listed or quoted on the American Stock Exchange, the NASDAQ -- SmallCap or on the bulletin board (in that order of priority). The parties, however, acknowledge that rStar's continued listing on the Nasdaq National Market is subject to, among other things, shares of rStar common stock reaching and thereafter maintaining a minimum bid price of at least $1.00 per share. In the event the rStar common stock fails to satisfy the $1.00 minimum bid requirement, they could be subject to delisting from the Nasdaq National Market.


     Effective as of May 31, 2002, rStar transferred the listing of its common stock to the Nasdaq SmallCap Market, which has temporarily waived the $1.00 minimum bid price requirement. For more information regarding the possible delisting of rStar common stock, see "The Exchange Offer -- Issues Concerning the Liquidity, Listing and Registration of rStar Common Stock -- rStar's Receipt of Nasdaq Delisting Notice."


  OPERATION OF STARBAND LATIN AMERICA

     Gilat has also agreed to operate rStar and its subsidiaries in a manner consistent with the operation of the StarBand Latin American business, including the voice services, as currently conducted, for a period of one year following the closing of the StarBand Latin America acquisition and thereafter as determined by a majority of independent directors of rStar's Board of Directors as being in the best interests of rStar's stockholders.

  OTHER TRANSACTIONS

     Under the acquisition agreement, except for limited circumstances, Gilat has also agreed not to:

     - permit rStar to pay or declare any dividends or any other distributions for the longer of a period of one year following the closing of rStar's acquisition of StarBand Latin America or the date on which rStar's obligation to pay the special cash distribution expires;

     - permit rStar or any of its subsidiaries to enter into any material transactions with Gilat or any of Gilat's affiliates on terms that are materially less favorable to rStar and/or its subsidiaries than similar arms-length transactions with unaffiliated third parties for a period of two years following the closing of rStar's acquisition of StarBand Latin America;

     - charge rStar or any of its subsidiaries for any administrative services, such as legal, financial and accounting services, in excess of Gilat's actual cost to perform such services, except as described in the master services and supply agreement between StarBand Latin America and Gilat , for the longer of a period of three years following the closing of the rStar's acquisition of StarBand Latin America or the date on which rStar's obligation to pay the special cash distribution expires; and

     - amend or alter the master services and supply agreement between Gilat and StarBand Latin America among rStar, Gilat and certain of Gilat's affiliates, in a manner that is materially detrimental to the business interests of StarBand Latin America or rStar during the term of the master services and supply agreement between Gilat and StarBand Latin America, including any automatic renewals of the term of the master services and supply agreement between Gilat and StarBand Latin America.

TERMINATION OF THE ACQUISITION AGREEMENT

  TERMINATION BY MUTUAL AGREEMENT

     The acquisition agreement may be terminated at any time by the written consent of rStar and Gilat. Also, either rStar or Gilat may terminate the acquisition agreement, if the transactions contemplated by the acquisition agreement shall not have been consummated by 5:00 p.m. Eastern Standard Time on May 31, 2002, unless such date shall have been extended by mutual consent and provided that neither party may terminate the acquisition agreement if the failure to consummate the transactions contemplated by the acquisition agreement by May 31, 2002 is a result of a breach by such party of its representations, warranties or agreements under the acquisition agreement.

     In May 2002, the parties agreed to extend the latest closing date from May 31, 2002 to July 31, 2002, unless as of such date, despite the parties' good faith efforts, the failure of the closings contemplated by the acquisition agreement to occur is solely related to the failure of the parties to obtain any regulatory or third-party approvals, including any clearances from the SEC, necessary to consummate rStar's acquisition of StarBand Latin America, the exchange offer or the other transactions contemplated by the acquisition agreement, in which case such date shall be extended to August 15, 2002.


  TERMINATION BY rSTAR

     rStar can terminate the acquisition agreement if any of the conditions to rStar's obligations have not been met, or if it becomes apparent that these conditions will not have been fulfilled by the closing date of rStar's acquisition of StarBand Latin America, unless such failure is due to the failure of rStar to perform or comply with any of covenants, agreement or conditions set forth in the acquisition agreement to be performed or complied with by rStar prior to the closing of rStar's acquisition of StarBand Latin America. Additionally, rStar can also terminate the acquisition agreement in accordance with the provisions described above in "The Acquisition Agreement -- Additional Covenants and Agreements -- No Solicitation."

  TERMINATION BY GILAT

     Gilat can terminate the acquisition agreement:

     - if any of the conditions to Gilat's obligations have not been met, or if it becomes apparent that these conditions will not have been fulfilled by the closing date of the StarBand Latin America acquisition, unless such failure is due to the failure of Gilat to perform or comply with any of covenants, agreement or conditions set forth in the acquisition agreement to be performed or complied with by Gilat prior to the closing of rStar's acquisition of StarBand Latin America;

     - if rStar, or any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative of rStar breaches the non-solicitation provisions described in described above in "The Acquisition Agreement -- Additional Covenants and Agreements -- No Solicitation;" or

     - the Board of Directors of rStar or any committee of the Board, shall have withdrawn or modified in any manner adverse to Gilat its approval or recommendation of the acquisition agreement or the StarBand Latin America acquisition and the other transactions contemplated by the acquisition agreement or failed to reconfirm its recommendation within five business days after a written request to do so, or approved or recommended any Transaction Proposal or the Board of Directors of rStar or any committee of the Board shall have resolved to take any of the foregoing actions.

AMENDMENT

     The acquisition agreement may be amended by rStar and Gilat at any time prior to the closing of rStar's acquisition of StarBand Latin America by an instrument in writing signed by each party to the acquisition agreement.

THE MASTER SERVICES AND SUPPLY AGREEMENT

     Under the acquisition agreement, at or prior to the closing of rStar's acquisition of StarBand Latin America, StarBand Latin America will enter into a master services and supply agreement with Gilat and some of its subsidiaries pursuant to which StarBand Latin America will receive specified services and products from Gilat necessary to conduct its business in Latin America. A form of the this master services and supply agreement has been filed as an exhibit to Gilat's registration statement, of which this offer to exchange/prospectus is a part, filed with the SEC on February 8, 2002.

     Parties. The parties to the master services and supply agreement are StarBand Latin America, Gilat, Gilat To Home Latin America (Holland) N.V., a subsidiary of Gilat, and Gilat to Home Latin America, Inc., an indirect subsidiary of Gilat.

     Services and Supplies. Gilat and its subsidiaries will grant to StarBand Latin America the exclusive rights in Latin America (excluding Mexico, but including, among others Brazil, Argentina, Peru, Colombia and, subject to certain restrictions, Chile) to:

     - Implement, operate and market its broadband Internet access services and voice services to consumers and small office/home office subscribers,

     - Provide a bundled product with direct-to-home television service using its single satellite dish technology; and

     - Provide such new technologies and products related to the foregoing as Gilat may in the future develop or make available to StarBand Communications Inc., which shall be offered to StarBand Latin America and/or its subsidiaries upon commercially reasonable terms via a two-way satellite-based network.

In Mexico, StarBand Latin America will have only limited non-exclusive rights and in Chile, Gilat and its affiliates will not be limited or otherwise restricted from conducting business with certain entities.

     Under the master services and supply agreement, Gilat will provide StarBand Latin America with the facilities, telecommunications equipment, licensed software and services that it will use in its business, including:

     - customer premises equipment, network operations equipment, software necessary for the network to operate, the multicast system (where applicable) and optional services in connection with hub operation, technical support and Internet connectivity;

     - transition services, including information technology, real estate and administrative services such as financial, legal, accounting and tax services for a period until StarBand Latin America establishes its own systems and processes. StarBand Latin America will reimburse Gilat for the actual costs incurred with respect to such services. The transition services will include also research and development support. Gilat shall use its commercially reasonable efforts to accommodate any reasonable requests by StarBand Latin America for additional or modified transition services. StarBand Latin America may, in its discretion and upon ninety
       (90) days' written notice, cancel one or more of the transition services at any time without penalty or payment obligation, with some exceptions; and

     - optional services, including installation, operation and maintenance, access to satellite transmission and reception facilities and services and any other services required by StarBand Latin America to operate its business at prevailing and customary market prices.

Generally, pricing terms will be renegotiated every two years.

     The master services and supply agreement contains a most favored nations clause under which all services, products and other items provided by Gilat and its affiliates shall be on terms no less favorable than the best terms offered by Gilat to any other party for comparable products sold in comparable quantities on comparable terms and conditions.

     Exclusivity. Gilat is required to use its best commercial efforts to maintain price and technological competitiveness of the products and services provided to StarBand Latin America under the master services and supply agreement. So long as the products and services provided by Gilat remain competitive with respect to their pricing and technological competitiveness and Gilat and its affiliates meets their respective delivery and support obligations, StarBand Latin America will be required to purchase all of the products and services performing similar functionality to the products and services provided by Gilat and its affiliates under the master services and supply agreement, solely from Gilat and its affiliates.

     Term. The master services and supply agreement has a term of five years, and thereafter automatically renews for additional five-year terms.

                      CERTAIN INFORMATION REGARDING GILAT

GENERAL

     Gilat is a leading provider of products and services for satellite-based communications networks. Gilat designs, develops, manufactures, markets and services products that enable complete end-to-end telecommunications and data networking solutions, as well as broadband Internet solutions, based on satellite earth stations, a related central station known as a hub, hardware equipment and software. The satellite earth stations are known in this industry as very small aperture terminals or VSATs. These small units, which attach to personal computers enable the transmission of data, voice and images to and from certain satellites. The services Gilat provides include access to and communication with satellites, installation of network equipment, on-line network monitoring and network maintenance and repair services. Gilat distributes its products and services worldwide through its own direct sales force, service providers and agents and, in certain circumstances, joint ventures, alliances and affiliated companies. According to the 2001 Comsys Report, Gilat is the second-largest manufacturer of VSATs, and has a 43% share of the VSAT market based upon the number of VSATs shipped in the year 2000.

     The networks Gilat establishes are primarily used for:

     - on-line data delivery and transaction-oriented applications including point-of-sale (for example, credit and debit card authorization), inventory control and real time stock exchange trading;

     - telephone service in areas that are underserved by the existing telecommunications services or in remote locations without service; and

     - Internet-based networking applications such as networks within corporations (known as corporate intranets), corporate training and other corporate applications which enable the transmission of audio and video by high-speed Internet connections (known as broadband), as well as consumer broadband Internet uses.

     Major users of our products and services include StarBand Communications, the United States Postal Service, John Deere, Rite Aid, Peugeot-Citroen and Telkom South Africa.

DIRECTORS AND EXECUTIVE OFFICERS OF GILAT

     The following table and the text below it sets forth the name, citizenship, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each of Gilat's directors and executive officers, as well as a description, if applicable, of any criminal, judicial or administrative proceedings involving such director or executive officer. Unless otherwise indicated, the current business address of each person is c/o Gilat Satellite Networks Ltd., 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130, Israel and their telephone number is (972) 3-925-2000.

             NAME                PRESENT PRINCIPAL OCCUPATION/BUSINESS ADDRESS        CITIZENSHIP
             ----                ---------------------------------------------  ------------------------
Yoel Gat.......................  Chairman of the Board of Directors and Chief            Israel
                                 Executive Officer
Amiram Levinberg...............  President, Chief Operating Officer and                  Israel
                                 Director
Shlomo Tirosh..................  Director                                                Israel
                                 Address: Mentergy Ltd., 21/D Yegia Kapayim
                                 Street, P.O. Box 3675, Petah Tikva, 49130
                                 Israel Tel: (972) 3-925-5000

             NAME                PRESENT PRINCIPAL OCCUPATION/BUSINESS ADDRESS        CITIZENSHIP
             ----                ---------------------------------------------  ------------------------
Dov Tadmor.....................  Director                                                Israel
                                 Address: Saridar Investments Ltd., 37 Shaul
                                 Hamelech Ave., Tel-Aviv, 64928, Israel Tel:
                                 (972) 3-696-6996
Robert A. Bednarek.............  Director                                            United States
                                 Address: SES-Global, L-6815 Chateau de
                                 Betzdorf, Luxembourg
                                 Tel: (352) 710-725-1
Lori Kaufmann..................  Director                                            Israel, United
                                 Address: 60 Ha'sharon Street, Ra'anana,               States and
                                 43352, Israel                                        Switzerland
                                 Tel: (972) 9-956-1621
Dr. Gideon Kaplan..............  Vice President, Technology                              Israel
Yoav Leibovitch................  Vice President, Finance and Administration              Israel
                                 and Chief Financial Officer
Joshua Levinberg...............  Senior Vice President, Business Development             Israel
William I. Weisel..............  Vice President and General Counsel             Israel and United States
Erez Antebi....................  Vice President and General Manager for Asia,      Israel and Canada
                                 Africa and Pacific Rim
Nick Supron....................  President and Chief Executive Officer,              United States
                                 Spacenet Inc.
                                 Address: Spacenet Inc., 1750 Old Meadow Rd.
                                 McLean, Va. 22102
                                 Tel: (703) 848-1012
David R. Shiff.................  Vice President, Sales and Marketing, Spacenet       United States
                                 Address: Spacenet Inc., 1750 Old Meadow Rd.
                                 McLean, Va. 22102
                                 Tel: (703) 848-1012
Giora Oron.....................  Chief Executive Officer, Gilat to Home Latin            Israel
                                 America (Netherlands Antilles) N.V.
                                 Address: 1560 Sawgrass
                                 Corporate Parkway, Sunrise, Florida 33323
                                 Tel: (954) 858-1600
Amit Ancikovsky................  Vice President and Chief Financial Officer,             Israel
                                 Gilat to Home Latin America
                                 (Netherlands Antilles) N.V.
                                 Address: 1560 Sawgrass Corporate Parkway,
                                 Sunrise, Florida 33323
                                 Tel: (954) 858-1600



     YOEL GAT is a co-founder of Gilat and has been its Chief Executive Officer and a Director since Gilat's inception and, since July 1995, has served as the Chairman of the Board of Directors. Mr. Gat is a member of the Stock Option and Compensation Committees of the Board. Until July 1995, Mr. Gat also served as the President of Gilat. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces. In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel's most prestigious research and development award. Mr. Gat is also Chairman of the Board of Directors of KSAT, in which Gilat holds a minority interest. Mr. Gat also served as the Chairman of the MOST Consortium and is a director of ILAN-GAT Engineering Ltd., a civil contracting company whose shares are publicly traded on the Tel Aviv Stock Exchange and of which members of his family are major shareholders. Mr. Gat is Chairman of the Board of Directors of StarBand Communications, Inc. StarBand Communications filed a petition for Chapter 11 reorganization with the U.S. Bankruptcy Court in Delaware on June 13, 2002. Mr. Gat received a bachelor of science degree in electrical engineering and electronics from the Technion -- Israel Institute of Technology and a masters degree in management science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.


     AMIRAM LEVINBERG is a co-founder of Gilat and has been a Director and Chief Operating Officer since its inception, and since July 1995, has served as its President. Mr. Levinberg is a member of the Stock Option and Compensation Committees of the Board. Until July 1995, he served as Vice President of Engineering. In this capacity, he supervised the development of Gilat's OneWay and Skystar Advantage VSATs. Mr. Levinberg is also a director of Mentergy Ltd. (formerly Gilat Communications Ltd.). From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg is a graduate of the Technion -- Israel Institute of Technology, with a bachelor of science degree in electrical engineering and electronics and masters of science degree in digital communications.

     SHLOMO TIROSH is a co-founder of Gilat and has been a member of the Board of Directors since its inception, serving as Chairman of the Board of Directors until July 1995. Mr. Tirosh is a member of the Audit Committee of the Board. Since July 1990, Mr. Tirosh has been serving as Chairman of the Board and President of Mentergy, and from 1990 to 2001 as Chief Executive Officer of Mentergy. From 1964 to 1987, Mr. Tirosh served in the Israel Defense Forces, where he held a variety of professional and field command positions (retiring with the rank of colonel). From 1980 to 1985, he headed a large research and development unit and, from 1985 to 1987, he managed a large-scale technology project for the Israel Ministry of Defense. In 1988, he received the Israel Defense Award. Mr. Tirosh holds a bachelor of arts degree (summa cum laude) in economics from Bar-Ilan University in Ramat Gan.

     DOV TADMOR has been a Director of Gilat since July 1994 and is a member of the Audit Committee of the Board. Mr. Tadmor served as Managing Director of the Discount Investment Corporation Ltd. and DIC Financial Management Ltd. from 1985 until March 1999. Mr. Tadmor holds a bachelor of law degree from the School of Law and Economics in Tel Aviv.

     In August 1999, an indictment was filed by the Tel Aviv District Attorney's Office in the Tel Aviv Magistrate's Court alleging certain violations of the Israeli Securities Law by the Discount Investment Corporation Ltd. and certain of its officers, including Mr. Dov Tadmor, in his capacity as the former Managing Director of Discount Investment Corporation Ltd. The indictment alleges that the annual and quarterly financial statements of Discount Investment Corporation Ltd. for the period 1990-1995 that were sent to the Tel Aviv Stock Exchange and to the Israel Companies Registrar omitted the financial statements of three private Israeli companies of which the Discount Investment Corporation Ltd. was a shareholder, and that this omission was made in order to mislead. In December 1999, Mr. Tadmor and the other defendants pleaded not guilty to the charges, although one of the defendants subsequently entered into a plea agreement with the prosecution. Following evidentiary proceedings, Mr. Tadmor was convicted of violating certain provisions of the Israeli Securities law on February 10, 2002. This conviction is subject to Mr. Tadmor's right of appeal and is therefore not final and no sentence has yet been imposed.

     LORI KAUFMANN has been a director of Gilat since November 2000 and is a member of the Audit, Compensation and Stock Option Committees. Ms. Kaufmann has been an independent consultant in Israel and the United States since 1993. From October 1998 to October 2000, Ms. Kaufmann was vice president of MainXchange, an Internet-based financial services company. In 1991, Ms. Kaufmann co-founded HK Associates, an Israeli marketing and management consulting firm that served many of Israel's leading high technology companies, including, in 1991, Gilat. Ms. Kaufmann was employed by HK Associates until 1993. From 1989 to 1990, Ms. Kaufmann was a senior economist at Israel Chemicals Ltd., an Israeli chemicals firm. Ms. Kaufmann holds a bachelor of arts degree (magna cum laude) in international relations from Princeton University and a masters in business administration from Harvard Business School.

     ROBERT BEDNAREK has been a Director of Gilat since April 11, 2002. He was appointed by the Board of Directors to fill a vacancy caused by the resignation of Mr. John F. Connelly in January 2002. Mr. Bednarek has been the Executive Vice President Corporate Development and a member of the Executive Committee of SES-GLOBAL since January 2002. From 1997 to 2001, Mr. Bednarek was the Executive Vice President and Chief Technology Officer of PanAmSat Corporation, a satellite-based telecommunications provider. Mr. Bednarek holds a Bachelor of Science degree in engineering from the University of Florida.


     GIDEON KAPLAN joined Gilat in 1989 as Vice President of Technology. From late 1987 to 1989, Dr. Kaplan was employed as a research engineer with Qualcomm, Inc., a mobile satellite communications and cellular radio company. From 1978 to 1987, Dr. Kaplan served in a research and development unit of the Israel Defense Forces and received the Israel Defense Award in 1984. Dr. Kaplan received a bachelor of science degree in electrical engineering, a master of science degree and doctorate in electrical engineering from the Technion -- Israel Institute of Technology.

     YOAV LEIBOVITCH joined Gilat in early 1991 as Vice President of Finance and Administration and Chief Financial Officer. Since joining Gilat, Mr. Leibovitch has also served as acting Chief Financial Officer of Gilat Inc. From 1989 to 1990, Mr. Leibovitch worked in the United States at Doubleday Books and Music Clubs as special advisor for new business development. From 1985 to 1989, he was the Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communications company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch is a graduate of the Hebrew University of Jerusalem with a bachelor of arts degree in economics and accounting and a masters degree in business administration specializing in finance and banking. Mr. Leibovitch is a Certified Public Accountant in Israel.

     JOSHUA LEVINBERG is a co-founder of Gilat and, since June 1999, serves as Senior Vice President for Business Development of Gilat, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of Gilat to Home Latin America (Netherlands Antilles) N.V. until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Business Development of Gilat. From 1985 to 1987, Mr. Levinberg held various positions, including Manager of System Development and Marketing Manager at the Israeli subsidiary of DSP Group Inc., a U.S. company specializing in digital signal processing. From 1979 to 1985, he worked in the Communications Engineering Department of Elrisa Ltd., a manufacturer of sophisticated weapons and communications systems. Mr. Levinberg is a graduate of Tel Aviv University, with a bachelor of science degree in electrical engineering and electronics. Amiram Levinberg, a Director, President and Chief Operating Officer of Gilat and Joshua Levinberg are brothers.

     WILLIAM I. WEISEL joined Gilat on December 18, 2001 as Vice President and General Counsel. Prior to joining Gilat, Mr. Weisel was the Legal Affairs Director, Israel for ADC Telecommunications Israel Ltd (April 1999 -- December
2001), Corporate Legal Counsel of Scitex Corporation Ltd (January 1995 -- March
1999), Legal Counsel for the logistics department of Scitex Corporation Ltd (October 1992 -- December 1994), was in private business in Israel (November 1987 -- September 1992), and an associate with the Law Offices of Shraga Biran (November 1986 -- November 1987). Prior to immigrating to Israel in April 1986, Mr. Weisel was an associate with Jeffer, Mangels, Butler & Marmaro from March 1982, and with Freeman, Freeman, Freeman & Hernand from January 1980 in Los Angeles, California. Mr. Weisel received a law degree in 1979 from Loyola Law School of Los Angeles and received a bachelors degree in 1976 from University of California, Los Angeles in political science.

     EREZ ANTEBI currently serves as Gilat's Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined Gilat in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining Gilat, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, from 1987 to 1989, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi received a bachelor of science degree and master of science degree in electrical engineering from the Technion -- Israel Institute of Technology.


     NICK SUPRON joined Spacenet, Gilat's wholly-owned subsidiary, in January 2001 as President and Chief Executive Officer. Prior to joining Spacenet and since 1999, Mr. Supron was a private investor and management consultant. Between 1984 and 1999, he served in various positions with GTECH Corporation, commencing as a senior corporate consultant to the CEO and culminating as Senior Vice President of world-wide operations. From 1982 to 1984, Mr. Supron was a Senior Corporate Consultant for Tenneco Oil Company and he served as a senior project manager engineer between 1978 and 1980 for Brown & Root. Mr. Supron received a masters in business administration degree from Harvard Business School and a BSME from the Rice University in Houston.



     DAVID R. SHIFF joined Spacenet, Gilat's wholly-owned subsidiary, in December 1998 as Vice President of Sales and Marketing. Prior to joining Spacenet, Mr. Shiff spent 15 years with Hughes Network Systems, a division of Hughes Electronics. For the last two years, he served as Assistant Vice President, North American Sales, for the Satellite Networks Division of Hughes. Mr. Shiff holds a degree in mechanical engineering from the University of Wisconsin.


     GIORA ORON joined Gilat to Home Latin America (Netherlands Antilles) N.V. in 1997 as Vice President, Operations and, in December 2000, became Chief Operating Officer. From 1992 to 1997 he was the General Manager for Espro Engineering (1992) Ltd., a company engaged in the design, production and marketing of portable digital audio guide systems based on voice compression technology. Between 1986 and 1992, Mr. Oron was the Chief Engineer for Voice of America, Israel, a plan for the installation and operation of the largest high frequency radio system in the world. From 1969 to 1984, Mr. Oron served in the Israeli Defense Forces where he attained the rank of Commander-Lieutenant Colonel. Mr. Oron holds a bachelor of science in electronic engineering from the Technion -- Israel Institute of Technology.

     AMIT ANCIKOVSKY joined Gilat in 1999 as a Controller and, in 2000, became Chief Financial Officer of Gilat to Home Latin America (Netherlands Antilles) N.V. From 1997 to 1999, Mr. Ancikovsky served as deputy to a Vice President at Israel Discount Bank Ltd., Israel's third largest bank. From August 1996 to July 1997, he worked at the law office of Baratz, BarNatan, Gilat & Co. From 1988 to 1991, Mr. Ancikovsky served in the Israel Defense Forces, where he won an excellency award for his work on a team responsible for IT implementation. Mr. Ancikovsky holds a bachelor of arts in accounting and economics and a law degree, both from the Hebrew University of Jerusalem, as well as a master of science in accounting and finance from Tel Aviv University.

INTERESTS OF GILAT'S DIRECTORS AND EXECUTIVE OFFICERS


     Gilat's directors and executive officers are eligible to tender their shares of rStar common stock in the exchange offer. As of June 24, 2002, Gilat's directors and officers collectively hold approximately 330,000 shares of rStar common stock which represents less than 1% of the outstanding shares of rStar common stock. There are no arrangements or agreements between such directors and executive officers of Gilat and rStar with respect to the shares of rStar common stock they hold. Also, other than the voting agreement described in this offer to exchange/prospectus, there are no arrangements or agreements between rStar and Gilat with respect to the shares of rStar common stock that Gilat directly or indirectly holds. For a description of the voting agreement, see the discussion under "The Acquisition Agreement -- The Voting Agreement."



     Based on Gilat's records and on information provided to Gilat by its directors and members of its senior management, neither Gilat nor any of its directors or executive officers, nor any of Gilat's subsidiaries has effected any transaction involving shares of rStar common stock during the 60 day period prior to June 24, 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS



  GENERAL



     Gilat commenced operations in 1987 and shipped its initial product, a first generation OneWay VSAT, in 1989. Since that time, Gilat has devoted significant resources to developing and enhancing its VSATs and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. Gilat has also broadened its marketing strategy to emphasize sales to customers directly and through new distribution channels.



     Gilat earns revenue from sales of its satellite-based networking applications and services to its customers worldwide. The charges to customers for satellite networking products and services vary with the number of sites, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.



     Gilat's discussion and analysis of its financial condition and results of operations are based upon Gilat's consolidated financial statements included in this offer to exchange/prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Gilat to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Gilat evaluates its estimates, account receivables, inventories, intangible assets, restructuring, revenues, and contingencies. Gilat bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.



     The currency of the primary economic environment in which most of Gilat's operations are conducted is the U.S. dollar and, therefore, Gilat uses the U.S. dollar as its functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the determination of net income.



  CRITICAL ACCOUNTING POLICIES



     Gilat believes that the critical accounting policies described below affect its more significant judgments and estimates used in the preparation of its consolidated financial statements included in this offer to exchange/prospectus.



  Revenue Recognition



     Gilat recognizes revenues from product sales when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligations exist and collectibility is probable. Gilat does not grant rights of return. Determination of collectibility is based on management's judgments regarding the fees for services rendered and products delivered. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.



     Gilat recognizes revenues from long-term contracts on the percentage-of-completion method based upon the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. If Gilat does not accurately estimate the resources required or the scope of work to be performed, or does not manage its projects properly within the planned periods of time or satisfy its obligations under contracts, then Gilat's future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to Gilat's results of operations.

     Gilat generally has two ways of recognizing revenue, depending on whether the customer takes ownership of the network equipment or not. In one type of network services sale, the customer purchases hardware, software, satellite capacity and maintenance services, and Gilat records revenue for the hardware and the software in an amount equal to the present values of payments due under these contracts only when the network is installed and operational (or, in cases where the customer obtains its own installation services, when the equipment is shipped). Future interest income is deferred and recognized over the related lease term. The revenues of Spacenet Inc., a wholly-owned subsidiary of Gilat, in respect of satellite capacity, maintenance and other recurring network management services is recognized over the period of the related maintenance/service contract or over the period in which the services are provided.



     In the other type of network services sale, Gilat procures and installs the equipment and software, obtains the satellite capacity and provides network operations and monitoring for the customer over the contract term (generally three to five years). Under this type of network services sale, Gilat retains ownership and operation of the network and receives a monthly service fee (and recognizes revenue) over the term of the contract. As a result, a growing portion of the VSAT equipment Gilat manufactures is capitalized on its balance sheet, thereby increasing its capital expenditures. Gilat depreciates the cost of the equipment used in its network service offerings over the life of the asset.



     Gilat recognizes service revenues ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.



  Cost of Revenues



     Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract. As a result of Gilat's acquisition of Spacenet Inc., Gilat incurred aggregate restructuring expenses of $5.2 million for the year ended December 31, 1999. In addition, Spacenet incurred a charge of approximately $12.2 million to eliminate unnecessary inventory and property and equipment, which is included in the goodwill and $33.6 million in expenses related to the replacement and upgrade of certain legacy VSAT network equipment used by some of Spacenet customers. Gilat completed the replacement of most of this legacy equipment in 2000. Most equipment replacements were accompanied by the customers' entry into long-term network services contracts.



  Accounts Receivable



     Gilat is required to estimate the collectibility of its trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of these. In 2001, Gilat provided allowance for its capital lease receivables relating to customers that were specifically identified by the management of Gilat as having difficulties paying their respective receivables. As a result, Gilat's management created a reserve for capital lease receivables, increased its bad debt provision and wrote off an amount of approximately $134.6 million (including $75 million relating to StarBand Communications). For more information regarding the write-offs, see the discussion below under the caption "Restructuring Charges, Write-Offs and Other Significant Charges."



  Inventory



     Gilat is required to state its inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, Gilat is required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. Gilat has recorded significant changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines as well as changes in market conditions due to changes in demand requirements. For the year ended

December 31, 2001, Gilat wrote-off and wrote down inventory in the amount of approximately $59.8 million. It is possible that changes in required inventory reserves may continue to occur in the future due to the current market conditions.



  Impairment of Goodwill



     Gilat's business acquisitions typically result in goodwill and other intangible assets. Gilat periodically evaluates acquired businesses for potential impairment indicators. Gilat's judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of its acquired businesses. For the year ended December 31, 2001, Gilat recorded an impairment of goodwill and intangible assets in the amount of approximately $ 78.8 million. Future events could cause Gilat to conclude that impairment indicators exist and that goodwill and intangible assets associated with its acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on Gilat's financial condition and results of operations.



  RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES



     During the year ended December 31, 2001, Gilat did not meet its projected sales, primarily because of the negative impact on the communications industry. As such, Gilat began to experience a slowdown in orders and sales in virtually all of its markets -- vertical, consumer and enterprise. As a result, Gilat management adjusted the forecast of revenues for the years 2001 and 2002 and decided to discontinue selling certain products, to reduce Gilat's costs and to improve profitability.



     Furthermore, certain circumstances such as the global decrease in investments in telecommunications companies and depressed market conditions indicated that the carrying amount of its investments would not be recoverable.



     As a result, Gilat management recorded the following charges:



     - In March and September 2001, Gilat recorded restructuring charges of approximately $10 million and $20.3 million, respectively. The restructuring costs consisted of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims, compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by Gilat and other costs. The employee terminations resulted from Gilat's strategy to reduce costs and improve profitability.



     - In September 2001, as a result of adjusted forecast of revenues for the years 2001 and 2002, and the decision to discontinue selling certain products, Gilat (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $14 million; (ii) wrote off the products that were discontinued in accordance with the restructuring plan, in the amount of approximately $37 million; and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $9 million.



     - In 2001, Gilat provided allowance for its capital lease receivables relating to vertical market customers that were specifically identified by management of Gilat as having difficulties paying their respective receivables. In the third quarter of 2001, it became clear that these customers had been significantly adversely affected by the recession, evidenced in an abrupt drop in consumer spending, intensifying business lay-offs and an acceleration of the downsizing of businesses. Furthermore, Gilat increased its allowance for bad debt provision since certain circumstances such as the global decrease in the valuation of telecommunication companies, depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable. As a result, Gilat management created a reserve for capital lease receivables increased its bad debt provision and wrote off an amount of approximately $134.6 million (including $75 million relating to StarBand Communications).



     - In 2001, Gilat recorded an impairment of goodwill, and other intangible assets relating to rStar in an amount of $78.8 million as a result of the following factors: (i) the continued deterioration in market conditions in general and in the communication markets in particular; (ii) the permanent decrease in the expected income from rStar's target markets (primarily North America); (iii) the significant decrease of rStar's share price; and (iv) rStar's continued low share price for two fiscal quarters since the $45 million investment in May 2001, which indicated other than temporary impairment. At this time, Gilat also recorded impairment of property, equipment and current assets in an amount of $14.8 million.



     - During 2001, Gilat management identified the following factors pertaining to companies in which it had invested: (i) some of the negotiations for additional funding were not successful or ended with very low valuations;
      (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events; (iv) decreased levels of cash curtailed future financing which is needed in order to finance its business and achieve a scale; and (v) a growing weakness in the target markets of these companies was confirmed. The indicators specified above led Gilat to conclude that these depressed market conditions were not temporary and needed to be considered in Gilat's financial statements. As a result, Gilat's management decided to record a write-off of its investment in KSAT, a Yukon company listed on the Vancouver Stock Exchange, in an amount of approximately $8.4 million and of other investments in an amount of $19.6 million in the year ended December 2001.



  CONTINGENCIES



     Gilat is subject to proceedings, lawsuits and other claims related to labor, products, intellectual property, security fraud and other matters. Gilat is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as the potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with these matters.



  RESULTS OF OPERATIONS OF GILAT



     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from Gilat's consolidated statements of income included in this offer to exchange/ prospectus.



  PERCENTAGE OF REVENUES



                                                           YEARS ENDED DECEMBER 31,
                                            -------------------------------------------------------
                                                    ADJUSTED           ADJUSTED            ADJUSTED
                                            1999      1999     2000      2000      2001      2001
                                            -----   --------   -----   --------   ------   --------
Revenues:
Products..................................   70.6%    70.6%     78.9%    78.9%      72.5%    72.5%
Services..................................   29.4     29.4      21.1     21.1       27.5     27.5
                                            -----    -----     -----    -----     ------    -----
                                            100.0    100.0     100.0    100.0      100.0    100.0
                                            -----    -----     -----    -----     ------    -----
Cost of revenues:
Products..................................   43.2     33.7      52.6     50.5       49.4     49.4
Services..................................   21.9     21.9      15.7     15.7       25.5     25.5
Write-off of inventories..................    1.4       --        --       --       15.5
                                            -----    -----     -----    -----     ------    -----
                                             66.5     55.6      68.3     66.2       90.4     74.9
                                            -----    -----     -----    -----     ------    -----
Gross profit..............................   33.5     44.4      31.7     33.8        9.6     25.1
Research and development costs, net.......    7.3      7.3       6.2      6.2        9.9      9.9
Selling and marketing, general and
  administrative expenses.................   19.6     19.3      16.4     16.4       31.4     31.4

                                                           YEARS ENDED DECEMBER 31,
                                            -------------------------------------------------------
                                                    ADJUSTED           ADJUSTED            ADJUSTED
                                            1999      1999     2000      2000      2001      2001
                                            -----   --------   -----   --------   ------   --------
Provision and write-off for doubtful
  accounts and capital lease
  receivables.............................    0.7      0.7       0.7      0.7       34.9     34.9
Prepayment of remaining royalty
  commitments to the OCS..................                                           0.9
Impairment of assets......................     --       --        --       --       24.2
Restructuring charges.....................     --       --        --       --        7.9
                                            -----    -----     -----    -----     ------    -----
Operating income (loss)...................    6.0     17.1       8.4     10.5      (99.6)   (51.1)
Financial income (expenses), net..........    1.0      1.0      (0.3)    (0.3)      (5.5)    (5.5)
Impairment of investments in companies....   (0.3)      --      (1.9)      --       (7.3)
Other income, net.........................     --       --        --       --
                                            -----    -----     -----    -----     ------    -----
Income (loss) before taxes on income......    6.7     18.1       6.2     10.2     (112.4)   (56.6)
Taxes on income...........................    0.7      0.7       0.4      0.4        0.3      0.3
                                            -----    -----     -----    -----     ------    -----
Income (loss) after taxes on income.......    6.0     17.4       5.8      9.8     (112.7)   (56.9)
Equity in losses of affiliated
  companies...............................   (0.2)    (0.2)     (0.2)    (0.2)      (0.1)    (0.1)
Acquired in-process research and
  development related to an affiliated
  company.................................     --       --      (2.0)      --
Minority interest in losses of a
  subsidiary..............................     --       --       0.1      0.1        1.5      1.5
                                            -----    -----     -----    -----     ------    -----
Net income (loss).........................    5.8     17.2       3.7      9.7     (111.3)   (55.5)
                                            =====    =====     =====    =====     ======    =====


---------------


* Restated with respect to the restructuring charges recorded as a result of the acquisition of Spacenet.



  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000



     REVENUES. Gilat's product revenues decreased by 29.7% to approximately $279.2 million in 2001 from approximately $398.3 million in 2000. Gilat's service revenues decreased by 0.4% to approximately $106.7 million in 2001 from approximately $106.3 million in 2000. The decrease in revenues was caused primarily due to the decrease in sales to StarBand Communications to approximately $44 million in 2001 from $128 million in 2000, and also due to a slowdown in orders and sales in virtually all of its markets: consumer, enterprise and telephony. For more information, see also note 1c to Gilat's consolidated financial statements included in this offer to exchange/prospectus.



     GROSS PROFIT. Gilat's gross profit decreased by 76.8% to approximately $37.2 million in 2001 from approximately $160.1 million in 2000, mainly due to the decrease in revenues, no ability to decrease fixed costs accordingly and due to write-off and mark down of excess inventory and discontinued products in an amount of approximately $59.8 million. The gross profit margin decreased to 9.6% in 2001 from 31.7% in 2000. The decrease in Gilat's gross profit margin would have been smaller if (i) the expenses related to the rStar acquisition in 2000 and (ii) the write-off and mark down of excess inventory in 2001 had each been excluded from this calculation. Had such expenses been excluded from this calculation, Gilat's gross profit margin in 2001 would have decreased to 25.1% from 33.8% in 2000.



     RESEARCH AND DEVELOPMENT COSTS, NET. Gross research and development costs increased by 32.3% to approximately $47.1 million in 2001, from approximately $35.6 million in 2000, and as a percentage of revenues, increased to 12.2% in 2001 from 7.1% in 2000, mainly due to the decrease in revenues. The dollar increase in such costs in 2001 was primarily due to: (i) the acquisition of Deterministic in June 2000; (ii) the further development of the SkyBlaster, Skystar Advantage and FaraWay and DialAw@y IP products; (iii) the expansion of research and development to reduce the costs and increase the functionality of its interactive VSATs; (iv) the conducting of generic research relating to its participation in research consortia; and (v) the consolidation of rStar research and development costs from January 1,

2001. Research and development grants and funding, as a percentage of gross research and development costs, increased to 18.8% in 2001 compared to 12.1% in 2000, mainly attributable to payments required to be made by StarBand Communications. Net research and development costs, increased to approximately $38.2 million in 2001 from approximately $31.3 million in 2000, and increased as a percentage of sales to 9.9% in 2001 from 6.2 % in 2000.



     SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling and marketing, general and administrative expenses increased by 47.3% in 2001 to approximately $121.5 million from approximately $82.4 million in 2000. As a percentage of revenues, selling and marketing, general and administrative expenses increased to 31.4% in 2001 from 16.4% in 2000. The dollar increase was due to the consolidation of rStar selling and marketing, general and administrative expenses from January 1, 2001, in the amount of $10.8 million, amortization of rStar goodwill in the amount of $8.5 million and the acquisition of Gilat To Home Latin America (Netherlands Antilles) N.V. in April 2000.



     PROVISION AND WRITE-OFF OF DOUBTFUL DEBTS AND CAPITAL LEASE
RECEIVABLES. Provision and write-off of doubtful debts and capital lease receivables increased significantly from $3.6 million in 2000 to $134.6 million in 2001. This increase was attributed mainly to the increase in its reserve for capital lease receivables and increase in bad debt provision by approximately $59.6 million and the reserve for StarBand Communications receivables of approximately $75 million. For more information regarding the write-offs, see the discussion above under the caption "Restructuring Charges, Write-Offs and Other Significant Charges."



     PREPAYMENT OF REMAINING ROYALTY COMMITMENTS TO THE OFFICE OF THE CHIEF SCIENTIST ("OCS"). Gilat entered into an agreement with the Office of the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Office of the Chief Scientist grants to Gilat. Gilat recorded an operating charge of $3.4 million in connection with the prepayment of these royalties. For more information, see also note 14h to Gilat's consolidated financial statements included in this offer to exchange/prospectus.



     IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS. In the year ended December 31, 2001, Gilat did not meet its projected sales and came to realize the adverse effects that the economic recession was having on the communications industry. Gilat also began to experience a slowdown in orders and sales in virtually all of its markets: telephony, consumer and enterprise. Gilat realized that its corporate sales would indeed be heavily impacted. In addition to the corporate enterprise market, the consumer market also experienced its first slowdown in sales. Furthermore, certain circumstances such as the global decrease in the valuation of telecommunication companies and depressed market conditions indicated that the carrying amount of Gilat's investments could not be recoverable. In light of the circumstances detailed above, Gilat's management decided to record an impairment of the goodwill and identifiable intangible assets relating to rStar in an amount of approximately $78.8 million in the year 2001. In addition, as a result of Gilat's restructuring plan and the strategy to reduce costs and improve profitability, Gilat discontinued certain of its activities and products, which resulted in impairment of property and equipment in an amount of approximately $10.2 million.



     RESTRUCTURING CHARGES. In the year ended December 31, 2001, Gilat announced two restructuring plans that involved, among other things, reducing workforce worldwide, streamlining physical facilities and moving to a wholesale model for the international consumer segment. In connection with this restructuring, Gilat recorded, in 2001, restructuring charges of approximately $30.3 million. For more information regarding the restructuring charges, see the discussion above under the caption "Restructuring Charges, Write-Offs and Other Significant Charges."



     OPERATING INCOME (LOSS). In the year ended December 31, 2001, Gilat had an operating loss of approximately $384.4 million compared to an operating income of approximately $42.8 million in the comparable period of 2000.



     WRITE-OFF OF INVESTMENTS IN COMPANIES. As a result of Gilat's assessment of the recoverability of the carrying amount of investments, in the year ended December 31, 2001 Gilat wrote-off approximately

$8.4 million and approximately $19.6 million of the investments in affiliated and other companies, respectively, and approximately $9.3 in the year ended December 31, 2000. The decision to write-off these investments was based on certain circumstances, including the global decrease in the valuation of Internet-related companies, which indicated that part of the carrying amount of the investments might not be recoverable.



     FINANCIAL INCOME (EXPENSES), NET. Financial expenses, net amounted to approximately $21.3 million in 2001, compared to a financial income of approximately $1.3 million in 2000. The increase is mainly attributed interest expenses on its long-term loans, currency translation adjustments, mainly in Gilat's subsidiaries located in Latin America, and a decrease in interest received from its bank deposits.



     TAXES ON INCOME. Gilat's taxes on income were approximately $1.0 million in 2001 compared to approximately $2.0 million in 2000.



     EQUITY IN LOSSES OF AFFILIATED COMPANIES. Equity in losses of affiliated companies was approximately $0.3 million in 2001, compared to approximately $1.0 million in 2000.



     MINORITY INTEREST IN LOSSES OF A SUBSIDIARY. Minority interest in losses of a subsidiary was approximately $5.9 million in 2001, compared to approximately $0.3 million in 2000. The increase was mainly due to the consolidation of rStar beginning January 1, 2001.



     NET INCOME (LOSS). As a result of all of the foregoing factors, Gilat had losses of approximately $429.1 million in 2001, compared to a net income of $19.4 million in 2000. If (i) the expenses in 2001 related to write-off of inventories, prepayment of remaining royalty commitments to the Office of the Chief Scientist, impairment of assets, restructuring charges and impairment of investments in companies and (ii) the expenses in 2000 related to the acquisition of rStar and impairment of investments in other companies had each been excluded from this calculation, pro-forma loss for the year ended December 31, 2001 would have been $214.0 million and pro forma net income for the year ended December 31, 2000 would have been $49.1 million.



     EARNINGS (LOSS) PER SHARE. Basic loss per share for 2001 was $18.37 as compared to earnings per share of $0.86 in 2000. Diluted loss per share for 2001 was $18.37 as compared to diluted earnings per share of $0.81 in 2000. If (i) the expenses in 2001 related to write-off of inventories, prepayment of remaining royalty commitments to the Office of the Chief Scientist, impairment of assets, restructuring charges and impairment of investments in companies and
(ii) the expenses in 2000 related to the acquisition of rStar and impairment of investments in other companies had each been excluded from this calculation, pro forma basic loss per share in 2001 would have been $9.16 and in 2000, $2.18 and pro forma diluted loss per share in 2001 would have been $5.82 $2.04 in 2000.



  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999



     REVENUES. Gilat's product revenues increased by 67.0% to approximately $398.3 million in 2000 from approximately $238.6 million in 1999. Gilat's service revenues increased by 7.0% to approximately $106.3 million in 2000 from approximately $99.3 million in 1999. The growth in revenues was attributable primarily to: (i) its sales related to the provision of broadband Internet access services, including sales to StarBand Communications; (ii) the acquisition of Gilat To Home Latin America (Netherlands Antilles) N.V. which allowed Gilat to expand its revenue base in Latin America; and (iii) an increase in sales of its interactive data delivery and rural telephony products. The increase was partly offset by downward pressure on prices in the industry.



     GROSS PROFIT. Gross profit increased by 41.6% to approximately $160.1 million in 2000 from approximately $113.1 million in 1999. The gross profit margin decreased to 31.7% in 2000 from 33.5% in 1999 due to the lower margins generated from the sale of Gilat's VSAT products to the consumer market. The decrease in its gross profit margin would have been greater had Gilat excluded expenses associated with the Spacenet acquisition and restructuring in 1999 and expenses related to the rStar acquisition in

2000. Had such expenses been excluded from this calculation, Gilat's gross profit margin in 2000 would have decreased to 33.8% from 44.4% in 1999.



     RESEARCH AND DEVELOPMENT COSTS. Net gross research and development costs increased by 30.9% to approximately $35.6 million in 2000, from approximately $27.2 million in 1999, and as a percentage of revenues, decreased to 7.1% in 2000 from 8% in 1999, mainly due to the rapid increase in revenues. The dollar increase in such costs in 2000 was primarily due to: (i) the acquisition of Deterministic; (ii) the hiring of additional research and development personnel;
(iii) the further development of the SkyBlaster, Skystar Advantage and FaraWay and DialAw@y IP products; (iv) the expansion of research and development to reduce the costs and increase the functionality of Gilat's interactive VSATs; and (v) the conducting of generic research relating to its participation in research consortia. Research and development grants and funding, as a percentage of gross research and development costs, increased to 12.1% in 2000 compared to 8.7% in 1999, mainly attributable to payments required to be made by StarBand Communications. Net research and development costs, increased to approximately $31.3 million in 2000 from approximately $24.8 million in 1999, and decreased as a percentage of sales to 6.2% in 2000 from 7.3% in 1999.



     SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling and marketing, general and administrative expenses increased by 24.9% in 2000 to approximately $82.4 million from approximately $66.0 million in 1999. As a percentage of revenues, selling and marketing, general and administrative expenses decreased to 16.4% in 2000 from 19.6% in 1999. Increased expenditures in 2000 were primarily attributable to the expansion of Gilat's marketing and selling efforts through the hiring of personnel, including through its acquisition of Gilat To Home Latin America (Netherlands Antilles) N.V. and the opening of new offices around the world.



     PROVISION AND WRITE-OFF OF DOUBTFUL DEBTS AND CAPITAL LEASE
RECEIVABLES. Provision and write-off of doubtful debts and capital lease receivables increased by 50.8% in 2000 to approximately $3.6 million from approximately $2.4 million in 2000.



     OPERATING INCOME (LOSS). Operating income increased to approximately $42.8 million in 2000 from approximately $20.3 million in 1999, due to the increase in revenues. If (i) the expenses in 2000 related to the acquisition of rStar and
(ii) the expenses in 1999 related to the acquisition of Spacenet and the restructuring had each been excluded from this calculation, operating income would have been $53.2 million for the year ended December 31, 2000, compared to $58.2 million for the year ended December 31, 1999, a decrease of 8.6%



     WRITE-OFF OF INVESTMENTS IN OTHER COMPANIES. As a result of Gilat's assessment of the recoverability of the carrying amount of investments in other companies, Gilat wrote-off $9.3 million of the investments in 2000. This write-off decision was based on certain circumstances, including the global decrease in the valuation of Internet related companies, which indicated that part of the carrying amount of the investments may not be recoverable.



     FINANCIAL INCOME (EXPENSES), NET. Financial expenses, net amounted to approximately $1.3 million in 2000, compared to a financial income of approximately $3.3 million in 1999, mainly due to interest expenses on Gilat's convertible subordinated notes. The increase was partially offset by the interest received from Gilat's bank deposits.



     TAXES ON INCOME. Taxes on income were approximately $2 million in 2000 compared to approximately $2.5 million in 1999.



     EQUITY IN LOSSES OF AFFILIATED COMPANIES. Equity in losses of affiliated companies was approximately $1 million in 2000, compared to approximately $0.5 million in 1999.



     ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT RELATED TO AN AFFILIATED COMPANY. Acquired in-process research and development related to an affiliated company totaled $10 million in 2000. In-process research and development expenses arise from new product development projects that are in various stages of completion at the acquired enterprise at the date of acquisition.

     NET INCOME (LOSS). As a result of all of the foregoing factors, Gilat had net income of approximately $19.4 million in 2000, compared to $19.6 million in 1999. If (i) the expenses in 2000 related to the acquisition of rStar and impairment of investments in other companies and (ii) the expenses in 1999 related to the acquisition of Spacenet and the restructuring had each been excluded from this calculation, net income for the year ended December 31, 2000 would have been $49.1 million compared to $58.4 million for the year ended December 31, 1999, a decrease of 16.0%.



     EARNINGS (LOSS) PER SHARE. Basic earnings per share for 2000 was $0.86 per share as compared to $0.96 per share in 1999. Diluted earnings per share for 2000 was $0.81 per share as compared to $0.92 per share in 1999. If (i) the expenses in 2000 related to the acquisition of rStar and (ii) the expenses in 1999 related to the impairment of investments in other companies and the restructuring has each been excluded from the calculation, basic earnings per share would have been $2.18 per share in 2000 as compared to $2.86 in 1999, and diluted earnings per share would have been $2.04 per share in 2000, as compared to $2.73 in 1999.



  VARIABILITY OF QUARTERLY OPERATING RESULTS



     Gilat's revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of its family of products and the mix of the various components of the products (i.e., the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entry into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of Gilat's products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.



     Annual and quarterly fluctuations in Gilat's results of operations may be caused by the timing and composition of orders by its customers. Gilat's future results also may be affected by a number of factors, including its ability to continue to develop, introduce and deliver enhanced products on a timely basis and to expand into new product offerings at competitive prices, to anticipate effectively customer demands, and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which Gilat operates. In addition, Gilat's revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by Gilat and its competitors. Gilat cannot be sure that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Gilat's expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of Gilat's expenses is fixed (i.e. space segment, lease payments) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, Gilat believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters Gilat's revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of Gilat ordinary shares would likely be materially adversely affected.



  LIQUIDITY AND CAPITAL RESOURCES



     Since inception, Gilat's financing requirements have been met primarily through cash generated by operations, funds generated by private equity investments in 1990 and 1991, its public offerings in 1993 (approximately $24.5 million), 1995 (approximately $37.5 million) and 1999 (approximately $254.5 million) and its issuance of convertible subordinated notes in 1997 (approximately $71.8 million) and 2000 (approximately $339.4 million), as well as funding from research and development grants. In addition, Gilat also financed its operations through borrowings under available credit facilities as discussed below. Gilat has used available funds primarily for working capital, capital expenditures and strategic investments.

     OPERATING ACTIVITIES. In 2001, trade receivables decreased by approximately $25.0 million, and other receivables and prepaid expenses (including long-term receivables) decreased by approximately $43.5 million. This decrease was attributed mainly to the increase in its reserve for capital lease receivables and bad debt provisions of approximately $59.6 million and the reserve for StarBand Communications receivables of approximately $75 million. Funds were used to increase inventories by approximately $9.1 million. This increase in inventories was offset by write-offs and markdowns of excess inventory and discontinued products. Funds were also used to decrease trade payables by approximately $36.7 million and other accounts payable and other long-term liabilities by approximately $8.5 million. Approximately $13.3 million was provided by an increase in accrued expenses. The increase in the accrued expenses is mainly due to the accrued restructuring expenses.



     INVESTING ACTIVITIES. In 2001, approximately $59.2 million were used to increase property and equipment, approximately $2.6 million were invested in other companies, approximately $12.9 million were deposited in short-term bank deposits, $12.5 million were invested in restricted cash deposits and $5.4 million were invested in other assets. The increase in property and equipment represents mainly its investment in facilities and purchases of computer and electronic equipment. Gilat received $2.5 million as a return on investment in a company, approximately $34.0 million was provided by proceeds from long term bank deposits, approximately $32.6 million was provided by proceeds from sale of property and equipment and approximately $51.4 million was provided as a result of the consolidation of rStar.



     FINANCING ACTIVITIES. In 2001, funds were provided by proceeds from a long-term loan of approximately $54.2 million. Approximately $9.3 million was used to decrease short-term bank credit and approximately $4.5 million for the payment of long-term loans.



     On March 23, 2001, Spacenet Inc., Gilat's wholly-owned subsidiary, entered into a loan agreement with a third party whereby the lender loaned Spacenet $12 million which will be repaid over a three year period in three annual installments of $4.5 million and will bear interest at the rate of 8.4% per annum. Spacenet granted the lender a security interest in approximately $12.7 million in certain of its computer, machinery, and hub equipment purchased in 2000.



     In June 2001, the German subsidiary of Gilat entered into a mortgage and loan agreement with a German bank, secured by the subsidiary's facilities in Germany. Following the sale of Gilat's German subsidiary pursuant to the partnership with SES Global, this mortgage has been transferred to Gilat's subsidiary in Holland. The mortgage is for approximately $5.3 million, of which:
(1) approximately $0.9 million, bears interest at 5.86% and is repayable over 5 years commencing July 2001, and (2) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006.



     In September 2001, Gilat entered into a loan agreement with Bank Leumi pursuant to which the bank loaned the $30 million that will be repaid in a single installment on April 5, 2003. The loan bears interest at LIBOR plus 2.5% per annum. The loan is secured by a lien on one of Gilat's buildings in Petah Tikva.



     As of December 31, 2001, Gilat had approximately $110.2 million in cash, cash equivalents and short-term bank deposits, compared to approximately $226.8 million in cash, cash equivalents and short-term bank deposits as of December 31, 2000. As of December 31, 2001, Gilat also had approximately $3.5 million in short term restricted cash and approximately $9.5 million in long-term restricted cash. Gilat ratio of shareholders' equity to total assets as of December 31, 2001, decreased to 27.4% from 48.6%, as of December 31, 2000.



     As of December 31, 2001, Gilat had a non-formal bank line of credit of approximately $50 million in the aggregate with Israel Discount Bank Ltd. (an affiliate of one of its major shareholders) and Bank Leumi. The short-term bank lines of credit are secured by a negative pledge prohibiting Gilat from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on its assets without the bank's consent; and
(iii) declaring dividends to its shareholders.

     In December 2000, Gilat entered into a facility agreement with an Israeli bank, under which Gilat borrowed $108 million to finance its general corporate activities and the payment terms Gilat extended to StarBand Communications. The loan bears interest at LIBOR plus 0.8% per annum and the principal is repayable in six semi-annual payments commencing June 2002.



     The convertible subordinated notes that Gilat's issued in February 2000 in an amount of $350 million represent unsecured general obligations, are subordinate in right of payment to certain of its obligations, and are convertible into its ordinary shares at a conversion price of $186.18 per ordinary share. These notes bear annual interest at 4.25% payable semiannually, on March 15 and September 15, commencing September 15, 2000, and will mature on March 15, 2005. For more information, see note 9 to Gilat's consolidated financial statements included in this offer to exchange/prospectus.



     Gilat has short and long term contractual obligations totaling approximately $817 million. These relate to payments due under Gilat's long-term obligations described above, capital lease obligations, and operating leases. The capital lease obligations are principally for property and equipment, while the operating leases are primarily related to facility rent and space segment.



                                                               PAYMENTS DUE BY PERIOD
                                                      -----------------------------------------
                                                                                       2005 AND
CONTRACTUAL OBLIGATIONS                                TOTAL      2002     2003-2004    BEYOND
-----------------------                               --------   -------   ---------   --------
                                                                   (IN THOUSANDS)
Convertible subordinated notes......................  $161,297   $25,224   $113,170    $ 22,903
Long-term debt......................................   350,000                          350,000
Capital Lease Obligations...........................    11,209     8,069      3,140
Operating lease.....................................   291,255    51,971     72,906     166,378
Other long-term debt................................     3,447       658      1,366       1,423
                                                      --------   -------   --------    --------
Total Contractual Cash Obligations..................   817,208    85,952    190,582     540,704
                                                      ========   =======   ========    ========



     Gilat anticipates, based on its internal forecasts and assumptions relating to its operations, that its existing cash and funds generated from operations, together with its existing financing agreements, will be sufficient to meet its present working capital and capital expenditure requirements for the year 2002. In the event that its plans change, its assumptions change or prove to be inaccurate, Gilat does not reach its projected sales, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund its operations, Gilat may be required to seek additional financing sooner than currently anticipated. Gilat has no current arrangements with respect to sources of additional financing and there can be no assurance that Gilat will be able to obtain additional financing on terms acceptable to its, if at all. See also the discussions under "Risk Factors Related to Gilat -- If Gilat's joint venture, StarBand Communications, is not successful, its business, financial condition and operating results could be materially adversely affected;" "Risk Factors Related to Gilat -- If GVT (Holding) N.V. is not successful, Gilat may be unable to see a return on its $40 million convertible notes, which could have a material adverse effect on its financial condition," and "Risk Factors Related to Gilat -- Because Gilat has a large amount of long-term debt, Gilat will be required to devote a significant portion of its cash flow to pay interest and Gilat may not have sufficient remaining cash flow to meet its other obligations and execute its business strategies."



     Gilat expects that the principal uses of its cash during 2002 will be for working capital and capital expenditures.



  IN-PROCESS RESEARCH AND DEVELOPMENT



     In 1998, Gilat purchased approximately 1.25% then outstanding shares of the common stock of rStar (formerly known as ZapMe! Corporation). By December 31, 2000, Gilat purchased an additional 47.8% of the common stock of rStar for over $49 million and in early January 2001, Gilat completed an additional purchase to own a total of 51.0% of the common stock of rStar. At the time of the acquisition, rStar was involved in the development of a new browser interface known as "Managed Desk Console." Gilat allocated a charge of $10 million of the total purchase price to in-process research and development. The allocation was based on an evaluation performed using the income approach. As part of the process of analyzing this acquisition, Gilat made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. Gilat's management based this decision on factors such as the amount of time it would take to bring the technology to market and the quality of rStar's research and development effort. Gilat also considered its own resource allocation and its progress on comparable technology. Gilat's management expects to use the same decision process in the future.



     Gilat estimated the fair value of in-process research and development using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of a weighted average cost of capital, as well as other factors including the technology's useful life, profitability level, uncertainty of advances that were known at that time, and the stage of completion of each technology. Gilat believes that the estimated in-process research and development amount so determined represents fair value and does not exceed the amount a third party would pay for the project.



     Product revenues attributable to the Managed Desk Console technology were estimated to be approximately $11 million in 2001 and $52 million in 2002 and to grow thereafter through the end of the estimated life expectancy for the Managed Desk Console technology in 2005. Product revenue growth was expected to decrease gradually from 134% in 2004 to 86% in 2005. Revenues were estimated based on relevant market size and growth factors, expected industry trends, maintenance and service and the estimated useful life for the underlying the Managed Desk Console technology. Product costs estimated consist of installation, space segment fees, and payment network access. Estimated operating expenses included cost of services, general and administrative expenses and engineering expenses.



     The Managed Desk Console technology was valued using the income approach. Discounted cash flows considering the risk of the project in the discount rate (using a discount rate of 45%), as well as discounted cash flows which considered the proportional value consistent with the completed development work were utilized. Both approaches gave a value for Gilat's portion of the Managed Desk Console technology at approximately $10 million



     Where appropriate Gilat deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. At the date of the acquisition, the in-process research and development project had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to this project was capitalized and immediately expensed at acquisition.



     The Managed Desk Console technology brings together broadband satellite technologies and proprietary satellite optimized user interfaces. Combined with vertical specific application and resources, the Managed Desk Console technology intends to provide a single cost effective turnkey solution for electronic media and services. Designed to serve as a desktop on a web appliance or thin client personal computer, the Managed Desk Console employs one touch access to virtually all the services being piped in over the satellite.



     As of the acquisition date, the Managed Desk Console technology was in its final stage of development and was estimated to be 85% complete. Only final integration and additional testing of this technology remained for completion. Final stage of development for the Managed Desk Console technology, including improved functionality and features, was estimated to be completed in late second quarter 2001. Product release was estimated by June 2001, at which time Gilat expected to begin generating economic benefits. Eventually, the product was completed and deployed in September 2001.



     Prior to the acquisition, rStar had incurred approximately $4.5 million in development costs related to the Managed Desk Console. At the acquisition date, costs to complete the research and development efforts related to the Managed Desk Console were expected to range from $0.6 to
0.9 million. In 2001, the gross research and development expenses attributed to this technology were approximately $1.2 million.



  IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS



     Almost all of Gilat's sales and service contracts are in U.S. dollars and most of its expenses are in U.S. dollars and NIS. The U.S. dollar cost of its operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of Gilat's operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of its expenses in NIS. In 2001, the rate of inflation in Israel was 1.4% while the NIS depreciated in relation to the U.S. dollar, from NIS 4.041 per $1 on December 31, 2000 to NIS 4.416 per $1 on December 31, 2001. In 2000, the inflation in Israel was 0% while the NIS appreciated in relation to the U.S. dollar at a rate of 2.7%. In 1999, inflation in Israel exceeded devaluation of the NIS in relation to the U.S. dollar. In 1999, the rate of inflation that exceeded the devaluation of the NIS in relation to the U.S. dollar did not have a material adverse impact on Gilat's operation results or on Gilat's financial condition. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, Gilat's results of operations may be materially adversely affected.



     Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, Gilat did not incur any material effects caused by foreign currency fluctuations for the years 1999 and 2000. In 2001, the depreciation of the value of foreign currencies in relation to the U.S. dollar, the functional currency of Gilat and its subsidiary, created financial expenses. There can be no assurance that in the future Gilat's results of operations may not be materially adversely affected by other foreign currency fluctuations.



     In addition, Gilat pays for the purchase of certain components of its products in Japanese yen. As a result, an increase in the value of the Japanese yen in comparison to the U.S. dollar could increase the cost of revenues. Gilat has entered into an agreement with its principal Japanese supplier in an effort to reduce the effects of fluctuations in the exchange rate. There can be no assurance that such agreement will effectively eliminate Gilat's Japanese yen exposure.



  EFFECTIVE CORPORATE TAX RATE



     Israeli companies are generally subject to income tax at the rate of 36% of taxable income. However, substantially all of its production facilities in Israel have been granted "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 1959, and, consequently, are eligible for certain tax benefits for the first several years in which they generate taxable income. Gilat currently has nine Approved Enterprises, and has applied for approval for a tenth enterprise. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), beginning from the first year in which Gilat generates income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by Gilat. The period of reduced tax for the tenth enterprise, if approved, is expected to be ten years, although the terms of the approval may provide for a different period. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 10% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of the company.



     As a result of these programs, Gilat's effective corporate tax rate was 10.9% in 1999 and 6.2% in 2000. In 2001, Gilat had a loss mainly due to restructuring expenses and write-offs associated with restructuring. Gilat anticipates that a part of its income for 2002 (if any, due to losses carried forward from 2001) will be tax-exempt, while the balance will be taxed at rates ranging from 10% to 36%.

  RESEARCH AND DEVELOPMENT



  Product Development



     Gilat devotes significant resources to research and development projects designed to enhance its VSAT products, to expand the applications for which they can be used and to develop new products. As of February 28, 2001, approximately 36% of its employees in Israel and 18% of its employees in the United States were employed in research and development activities. Gilat's annual gross research and development expenditures were approximately 12.2%, 7.1% and 8.0% of revenues in the years ended December 31, 2001, 2000 and 1999, respectively. Approximately 10.3%, 12.1%, and 8.7% of Gilat's research and development expenditures for the years ended December 31, 2001, 2000 and 1999, respectively, were covered in all three years by the Office of the Chief Scientist, including funds received or accrued through the research consortia (as described below), in 1999 and 2000 from the U.S.-Israel Science and Technology Foundation, and in 2000 and 2001 from the European Commission and from StarBand Communications. Gilat initial research and development was funded by the Binational Industrial Research and Development Fund, referred to as "BIRD," but currently none of its research and development expenditures is funded by BIRD. Gilat cannot assume that funding at any level will continue to be available or that funding will be available on attractive terms.



     Gilat intends to continue to devote research and development resources to complete the development of certain product features, to improve functionality, including supporting greater bandwidth, to improve space segment utilization, to increase throughput and to reduce the cost of its products. Gilat continues to devote substantial research and development efforts to the hardware and software of its products.



     Gilat has devoted research and development resources to development of its DialAw@y IP VSAT. This product provides inexpensive, toll quality, dial tone telephone service as well as high speed Internet access for small businesses and villages in remote or urban areas lacking an adequate telecommunications infrastructure. Gilat intends to continue development of new features for the DialAw@y IP VSAT.



     Gilat has developed the SkyBlaster VSAT product and continues development of this product in order to enhance the product features and effect cost reductions. This product is an interactive VSAT that incorporates a satellite return channel, thereby enabling two-way access to multimedia services via the Internet. The SkyBlaster is targeted for use in communities of interest, corporations, small to mid-size businesses, small office/home office and consumer users. The SkyBlaster is designed to offer improved access through better response time and faster downloading of large files, such as audio and video clips. Gilat has devoted considerable research and development efforts in order to improve the functionality of the SkyBlaster for consumer use, as well as to reduce the costs of the product. Gilat has developed an external stand-alone box for the SkyBlaster VSAT in order to enable easy installation of the product and introduced this unit, named SkyBlaster 360. Gilat is also involved in extensive research and development efforts aimed to reduce the price and increase the efficiency of the technical components of the SkyBlaster product.



     Gilat has developed the SkyBlaster 360E product, which is aimed at the small offices, home offices and enterprise markets, and is based on a similar platform to the 360 model. The first version, the SkyBlaster 360, supports only Internet protocol networks. Gilat continues to develop several add-ons and enhancement to this product. It is designed to improve higher data rates and higher satellite efficiency compared to the SkyStar Advantage product, and is therefore a lower cost and modern solution to shared hub service providers.



     In addition Gilat continues to enhance all of its products (including SkyStar Advantage and FaraWay) by adding several new features, supporting the needs of existing or potential customers.



     Gilat's current products and services typically operate on either the Ku or C satellite bands. Gilat has also developed extensive Ku band capabilities. Gilat is currently involved in exploring the possible utilization of the Ka satellite band with its products and services in the future.

     Gilat develops its own network software and software for its VSATs. Gilat generally licenses its software to customers as part of the sale of its network products and services. Gilat also licenses certain third party software for use in its products.



     Gilat's software and its internally developed hardware are proprietary and Gilat has implemented protective measures both of a legal and practical nature. Gilat has obtained and registered patents in the United States and in various other countries, in which Gilat offers its products and services. Gilat relies upon the copyright laws to protect against unauthorized copying of the object code of its software and upon copyright and trade secret laws for the protection of the source code of its software. Gilat derives additional protection for its software by licensing only the object code to customers and keeping the source code confidential. In addition, Gilat enters into confidentiality agreements with its customers and other business partners to protect its software technology and trade secrets. It has also made copyright, trademark and service mark registrations in the United States and abroad for additional protection of its intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of its software or hardware or obtain information that Gilat regards as a trade secret in violation of its legal rights.



  Third-Party Funding



     Through December 31, 2001, Gilat accrued a total of approximately $6,240,000 in grants from the Office of the Chief Scientist for the development of its OneWay VSAT products, DialAw@y IP VSAT product and mesh satellite communication network products for voice and data. Through that date, Gilat has repaid all of the royalties that it was required to repay with respect to grants totaling $345,000 for the OneWay VSAT. Under the terms of its funding from the Office of the Chief Scientist for the DialAw@y IP VSAT and the mesh satellite communications network product, royalties of 3% to 5% are payable on sales of these products developed from the funded project, up to 100% of the dollar-linked grant received in respect of the project (from January 1, 1999, annual interest based on LIBOR also began to accrue). The average interest rate for grants received since 1999 is 5.47%. Through December 31, 2001, Gilat paid or accrued royalties of $2,822,000 to the Office of the Chief Scientist for the DialAw@y IP project. The terms of these grants prohibit the manufacture of OneWay products or DialAw@y IP products outside of Israel and the transfer of technology developed pursuant to the terms of these grants to any person without the prior written consent of the Office of the Chief Scientist. Gilat received such consent in connection with the OneWay VSAT product for Gilat's KSAT joint venture. These restrictions do not apply to the sale or export from Israel of products developed with that know-how. Also, these limitations do not apply to products that have not been funded by the Office of the Chief Scientist.



     In 2001, Gilat entered into an agreement with the Office of the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Office of the Chief Scientist grants Gilat received. Gilat recorded a one-time operating charge of $ 3.4 million. This amount is payable over a period up to five years and bears an interest rate to be agreed upon between the Office of the Chief Scientist and Gilat. This agreement will enable Gilat to participate in a new program under which its will be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.



     Through December 31, 2001, Gilat received grants of approximately $660,000 from the European Commission in connection with a joint research and development project with a number of European high technology companies for a satellite-based interactive television platform. These grants are non-royalty bearing.



     Through December 31, 2001, Gilat accrued grants of approximately $329,000 from the United States Israel Science & Technology Foundation, referred to as the "USISTF," in connection with a joint research and development project with a U.S. company for a next generation Internet application. The USISTF provides the lesser of $1 million or 50% of allowable costs actually incurred in the project. Under the terms of the USISTF funding, royalties of 2% on the sale of products based upon the developed innovation are payable until 100% of the grant is repaid. To date, Gilat has not made any sales in connection with the USISTF funding and consequently have not accrued or paid royalties to USISTF.



     Under a master supply and services agreement with StarBand Communications, Gilat receive payments for certain research and development support in connection with hardware, equipment and software maintenance. Through December 31, 2001 Gilat received from StarBand Communications $6 million.



     Through December 31, 1999, Gilat received or accrued grants of approximately $1.0 million from BIRD for the development of the Skystar Advantage VSAT and FaraWay VSAT products. Under the terms of BIRD funding, generally royalties of 2.5% to 5% on sales of products whose development is so funded are payable until 150% of the dollar amount funded linked to the Consumer Price Index of the United States is repaid. As of December 31, 1999, Gilat has paid or accrued to BIRD approximately $1.7 million in royalties. As of that date, Gilat has completed repayment of royalties to BIRD with respect to its Skystar Advantage VSAT products and its FaraWay VSAT product. In 2000 and 2001, Gilat did not receive funding from BIRD.



 Research and Development Consortium Participation



     In addition to royalty-bearing grants from the Office of the Chief Scientist and BIRD, Gilat has received non-royalty bearing grants from the Office of the Chief Scientist through participation in generic research consortia, each comprised of several major high technology companies in Israel, with participation of one or more representatives from Israeli academic institutions. Gilat expects to receive further grants through participation in those consortia that are continuing. The consortia in which Gilat participated in 2001 are:



     - the ISIS Consortium (devoted to generic technology research for the information superhighway in space), which began in February 1999; and



     - the LSRT Consortium (devoted to generic technology research for satellite-based rural telephony solutions), which began in August 2000.



     In general, any member of a consortium that develops technology in the framework of that consortium retains the intellectual property rights to technology developed and all the members of the consortium have the right to utilize and implement any such technology without having to pay royalties to the developing consortium member. Transfer of consortium-developed technology is subject to restrictions and the approval of the Office of the Chief Scientist and, in certain projects, of the management of the consortium.



     Under each of the research consortia, the Office of the Chief Scientist reimburses 66% of the approved budget for that consortium and each individual member of the consortium contributes the remaining 34% for such individual member's research and development activities. No royalties are payable with respect to this funding. Expenses in excess of the approved budget are borne by the consortia members.



     As of December 31, 2001, Gilat has accrued approximately $14.2 million in grants from the Office of the Chief Scientist through the consortia.



     The following table sets forth, for the years indicated, its gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants, acquired research and development and the net cost of its research and development activities:



                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999      2000      2001
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Gross research and development costs....................  $27,159   $35,576   $47,097
Less:
  Royalty-bearing grants (the Office of the Chief
     Scientist, BIRD and USISTF)........................   (1,340)     (926)   (2,058)
  Non-royalty-bearing grants (the Consortia and the
     European Commission)...............................   (1,028)   (3,378)   (6,791)
                                                          -------   -------   -------
Research and development costs -- net...................  $24,791   $31,272   $38,248
                                                          =======   =======   =======



 TREND INFORMATION



     Gilat, like other businesses in the technology sector, is experiencing significant reductions in revenues and production. Specifically, Gilat has significantly reduced its purchase of new inventory and production due to a decrease in overall demand for product in the consumer market and due to excess inventory caused by the business slowdown that StarBand Communications has experienced. Gilat's inventory remains high due to production relating to orders of StarBand Communications, which were lower than Gilat had originally anticipated. StarBand Communications is actively pursuing financing options, including additional strategic equity investment from potential distribution partners or key suppliers.



     Gilat expects a decrease in revenues in the year 2002, which will be caused by several factors including its joint venture with SES Global and Alcatel Space. Pursuant to the joint venture, Gilat has sold six of its European subsidiaries to a new company that will not be consolidated into Gilat's financial statements. In addition, revenues may decrease due to the overall depressed global economy, which has already affected the telecommunications industry. Gilat also estimates that the political environment in Israel could prevent certain countries from doing business with Gilat and this may have adverse effects on its business. The average selling price for Gilat's products declined in the year 2001, mainly because of Gilat's entrance into the consumer market, which is, by nature, priced lower than the enterprise market in which Gilat has been almost exclusively involved in the past. The decrease can also be attributed to strong competition in the enterprise market, which continues.



     In 2001, Gilat recorded an increase to bad debt reserves by approximately $107 million, due to financial uncertainties impacting certain customers, including vertical market customers.



     Gilat has begun implementing its strategy to take its two-way satellite Internet offerings to international markets on a wholesale basis, teaming with prominent telecommunications carriers, in country Internet service providers, portals and communications service providers. By working on a wholesale basis, the responsibility for subscriber acquisition and other marketing costs is shifted to the partner. In addition, Gilat is expecting continued demand for its IP product, especially in Latin America.



 RECENTLY ISSUED ACCOUNTING STANDARDS



     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combination completed after June 30, 2001. Statement No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

     Gilat will apply Statement No. 142 beginning in January 1, 2002. Gilat will test the goodwill for impairment using the two-step process prescribed in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Gilat expects to perform the first of the required impairment tests of goodwill and identified lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as cumulative effects of a change in accounting principles in the first quarter of 2002. Gilat has not yet determined what the effect of these tests will be on the earnings and financial position of Gilat.



     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged.



     Gilat expects to adopt SFAS No. 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of SFAS No. 144 will have on Gilat's financial position and results of operations.

                      CERTAIN INFORMATION REGARDING rSTAR

     Certain written and oral statements made or incorporated by reference from time to time by rStar or its representatives in this document or other documents filed with the SEC, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include words such as "anticipate," "believe," "plan," "estimate," "seek," and "intend," and words of similar import are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include the following: (i) rStar's expectation to generate revenues by charging end users for Internet access and other services, and by charging suppliers for the dedicated connection, e-commerce services and advertising access to its customers; (ii) rStar's expectation to generate revenue from a number of sources -- end users of our industry-specific networks and vendors to those communities of users, as well as customers of the StarBand Latin America business; (iii) rStar's belief that end users will pay a fee for broadband Internet access, industry-specific content and other bundled products and services; (iv) rStar's belief that vendors will pay for the right to occupy a priority position on its networks; (v) rStar's expectation to provide much of its earth segment to customers by purchasing or renting satellite dishes, hubs and send/receive cards for its network servers and its expectation to purchase the space segment from Spacenet; (vi) rStar's belief that its available cash resources and amounts available under financing facilities will be sufficient to meet its expected working capital and capital requirements (including the exchange offer) for the next 12 months based on its current business plan; (vii) rStar's expectations with respect to the StarBand Latin American business;
(viii) rStar's belief that failure to complete the StarBand Latin America transaction could negatively affect its operating results; and (ix) rStar's belief that continued investment in research and development will contribute to attaining its strategic objectives, including the development of new business markets. These statements are not guarantees of future performance and are subject to business and economic risks and uncertainties, which are difficult to predict. Therefore, rStar's actual results of operation may differ materially from those expressed or forecasted in the forward-looking statements as a result of a number of factors, including, but not limited to, those set forth in this discussion under "Factors Affecting Our Business, Operating Results and Financial Condition" and other risks detailed from time to time in reports filed with the SEC.

     All forward-looking statements of rStar are qualified by and should be read in conjunction with such risk disclosure. rStar undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

GENERAL

     rStar develops, implements and manages industry-specific private networks for businesses to communicate with their vendors and customers via bi-directional satellite-delivered Internet connections. rStar's core services and products include remote high-speed Internet access, delivery of data and high-quality video, and networking services which can allow businesses to provide e-business services, such as in-store audio and video, employee benefits administration, employee training, and related services to their vendors and customers. rStar's solution utilizes "always on" satellite technology, which delivers technology tools and applications to small and medium-sized business entities. rStar customizes its managed browser technology for a network to allow Internet access, in an industry-specific managed desktop environment, for conducting business transactions, viewing web-based content and training, and providing e-business services. rStar expects to generate revenues by charging end users for Internet access and other services, and by charging suppliers for the dedicated connection, e-commerce services and advertising access to their customers.

     On April 23, 2001, Gilat To Home Latin America (Holland) N.V. and Gilat Satellite Networks Ltd. ("Gilat") entered into a series of transactions that would result in the acquisition by rStar of Gilat's StarBand Latin America business (the "StarBand acquisition"). In consideration for such acquisition, rStar agreed to issue to Gilat approximately 43.1 million shares of its common stock. Additionally, conditioned upon the closing of the acquisition agreement, rStar announced it would make a tender offer to acquire, in exchange for up to $4 million in cash and up to 312,500 ordinary shares of Gilat, up to 20% of rStar's common stock held by each stockholder of rStar other than Gilat and its affiliates. On September 7, 2001 the parties entered into an amended agreement and, on December 31, 2001, the parties entered into a second amended agreement. The revisions to the April 23, 2001 agreement: a) increased the number of shares of rStar common stock that it may acquire in the exchange offer to approximately 6,315,789 shares of rStar common stock, b) adjusted the cash portion of the consideration for those shares from a fixed $0.95/share to an amount that will vary between $0.32 and $1.58 per share, depending on the then market value of Gilat ordinary shares, c) established certain earnings targets for the StarBand Latin America business for the one year periods ended June 30, 2003 and 2004 that, if not achieved, will entitle non-Gilat rStar stockholders to special cash distributions totaling up to $10 million or, if exceeded, will entitle Gilat to additional rStar shares totaling 10% of amount outstanding immediately following the StarBand acquisition, d) provided an exception to the obligation to make the above-described special cash distribution if rStar obtains substantial new equity financing, e) clarified that rStar's rights to provide services in Mexico rStar are non-exclusive and f) extended to May 31, 2002 the termination date of the acquisition agreement. In May 2002, the parties agreed to extend the latest closing date from May 31, 2002 to July 31, 2002, unless as of such date, despite the parties' good faith efforts, the failure of the closings to occur is solely related to the failure of the parties to obtain any regulatory or third-party approvals, including any clearances from the SEC, necessary to consummate rStar's acquisition of StarBand Latin America, the exchange offer or the other transactions contemplated by the acquisition agreement, in which case such date shall be extended to August 15, 2002. Upon completion of the StarBand acquisition, StarBand Latin America is expected to become a subsidiary of rStar.


     rStar was founded in June 1997 and until March 19, 2001, operated under the name ZapMe! Corporation. On March 19, 2001 rStar changed its name to rStar Corporation ("rStar"). rStar is a Delaware corporation. rStar's principal offices are located at 3000 Executive Parkway, Suite 150, San Ramon, California 94583, and its telephone number is (925) 543-0300. rStar's Web site address is: www.rstar.com.

RSTAR'S DISCONTINUED EDUCATION BUSINESS

     In October 2000, rStar announced that it was shifting all of its business focus and resources to pursue its current business, which business it initiated in July 2000. Prior to that announcement, from September 1997 through October 2000, rStar's principal focus was building an advertiser-supported network serving the education market. rStar began offering sponsorships through its proprietary network in December 1998, and it subsequently built one of the largest broadband networks dedicated to education in the United States.

     rStar's network was primarily designed to provide students aged 13 to 19 with computer experience that was free to schools and easy to use. rStar's principal products and services for the discontinued education business consisted of web-based education resources, learning tools and services. rStar provided each participating school with from 5 to 15 high-end, multimedia PCs with 17-inch monitors, a satellite-ready computer server, a laser printer, and satellite-based broadband access to the Internet. In addition, rStar offered a proprietary, easy-to-use browser interface that provided access to the Internet, over 13,000 pre-selected and indexed third-party educational web sites, special search tools, and other aggregated content and services. rStar's funding for the development, installation and maintenance of the educational network was provided primarily by corporate sponsorships.

     Since commencement of operations, rStar's advertising-based revenue model was targeted by federal and state legislative initiatives supported by persons seeking to minimize advertising in schools. In October 2000, as a result of these initiatives, rStar decided that it would no longer deliver paid commercial messages directed at students, would end the advertising-supported business model and would discontinue the installation of free computer labs in schools. The subscription contracts with school districts under which rStar's network products were provided granted rStar the right, without penalty and upon notice to the participating school districts, to cease providing services and to recover our computer hardware.

     rStar's education network business, including our former indirect wholly-owned subsidiary, eFundraising.com Corporation, are reflected in the accompanying financial statements as discontinued.


     rStar recorded no revenue from its discontinued education business during the 12 months ended December 31, 2001. During the 12 months ended December 31, 2000, rStar recorded $14,316,000 in revenue from our discontinued education business. Four sponsors of our discontinued education business -- Inacom, Toshiba, Gilat and Sylvan -- accounted for approximately 68% of its revenue, with Inacom, Toshiba and Gilat each accounting for more than 10% of its revenue during that period.


     Unless otherwise noted, the discussion below relates to rStar's current and proposed business operations after the StarBand acquisition, and not the discontinued education business.

MARKET OPPORTUNITY

 SATELLITE MULTICASTING OF BROADBAND CONTENT

     rStar recognizes a growing benefit to organizations in publishing and delivering information -- including data, audio, video, and other rich-media content to communities of users in geographically dispersed locations at high speeds and relatively low cost. Businesses can use bi-directional satellite-based networks to multicast to network locations, including areas not currently served by Internet service providers offering broadband connectivity, so that all target users can access the most recently updated information at any time. With this technology, network participants can, from a central location, deliver remote training, education, and rich-media advertising materials, display targeted video and graphics material, deliver live video links to remote sites, and high-speed, high-bandwidth access to the Internet. Companies can utilize multicasting to lower their communication costs, while improving their productivity and operational efficiencies.

 INCREASING VALUE OF DEFINED DEMOGRAPHIC AUDIENCE

     The Internet enables corporate sponsors to use demographics in delivering their messages to specific groups, as well as to change their messages frequently in response to market factors, current events and customer feedback. Previous Internet sponsorship efforts were directed primarily at a broad audience by placing corporate messages on the most frequently visited web sites. As the Internet has matured, businesses have sought to improve the effectiveness of their corporate sponsorship by directing their messages toward the Internet users they most want to reach. By focusing corporate sponsorship efforts on the most relevant users, Internet-based corporate sponsors seek to improve their brand awareness and response rates and reduce costs by eliminating spending that is not directed at their intended audience.

  ANTICIPATED OPPORTUNITY IN LATIN AMERICA

     The market for communications network services in Latin America has experienced growth in recent years. rStar believes that this market will continue to grow in the future. Some of the key factors responsible for this growth include:

     - Deregulation and privatization of government-owned telecommunications monopolies throughout Latin America, which allow for greater access to communications alternatives;

     - Growing demand for communications capacity driven by the increase in bandwidth-intensive applications, including the Internet; and

     - Continuous technological advances which are broadening applications for and decreasing the cost of both satellite and ground-based networks.

THE rSTAR SOLUTION

     In addition to providing high-speed Internet access, rStar's network design allows it to remotely download and store full-motion video, other rich-media files, system upgrades and other data directly, quickly and efficiently onto local user servers, where they can be accessed immediately and without the delays typically associated with downloading large media and application files. The multicasting capabilities of satellite technology enable rStar to simultaneously deliver these types of files to numerous locations. As a result, rStar's cost of delivery is relatively low even though the speed at which these files can be transmitted is very high. Because these files are accessed locally, and not over the Internet, rStar can also avoid delays associated with delivering media files using streaming network architectures.

     rStar's network management services for bi-directional satellite-based communication and its proprietary managed browser technology allow it to deliver custom-designed Internet media networking solutions for conducting business transactions or viewing web-based content and training. rStar believes its services and products will have great appeal to potential subscribers and sponsors.

  WHAT rSTAR OFFERS TO BUSINESS USERS

     rStar intends to offer a turnkey technology solution for business enterprises and community user groups by providing cost-effective solutions to communications challenges. Specifically, rStar intends to offer:

     - broadband Internet access;

     - training on demand;

     - up-to-the-minute product releases and information;

     - authorization for credit card transactions;

     - ability to order merchandise online;

     - TV and music entertainment;

     - point of sale polling and reporting;

     - management of communication between multiple offices and locations; and

     - remotely-managed software application upgrades.

  WHAT rSTAR OFFER TO SPONSORS

     rStar believes its private network offers an appealing opportunity for sponsors because it can provide the following:

     - Access to specific business industry groups. Many customers, vendors and suppliers of industries have found it difficult to build a 100% broadband network since all participants may not have broadband access to the Internet. rStar's broadband bi-directional multicasting capability provides a means for manufacturers, suppliers, and other sponsors to reach network locations nearly anywhere in North America.

     - Dynamic billboard. rStar's dynamic billboard is a fixed space on the PC screen that displays sponsorship messages and is larger than typical banner advertisements. The dynamic billboard displays new sponsorship messages periodically, for example, every 15 seconds. rStar's billboard is designed to allow users to click on the dynamic billboard and view the sponsor's message on a full-screen, rich-media interactive display, with full motion video and high quality audio.

  WHAT rSTAR EXPECTS TO OFFER IN LATIN AMERICA

     After the StarBand acquisition, rStar expects to provide satellite-based telephone and high-speed Internet access to consumer small business and home-office customers in Latin America to meet the demands of rural, suburban and other under served markets where broadband alternatives are limited. rStar believes its products will offer:

     - reliable high-speed, always-on access;

     - a superior subscriber experience unavailable elsewhere; and

     - a flexible infrastructure.

rSTAR'S STRATEGY

     rStar's goal is to become a leading provider of industry-specific networks for businesses to communicate with their vendors and customers via bi-directional satellite-delivered Internet connections. rStar intends to aggregate business applications, such as merchant payment services, in-store audio and video, and customized applications by vendors to the industry and bundle these services with dedicated connections, using a satellite-based network, to subscribers, vendors and other application service providers. rStar plans to build and operate networks for small and medium-sized business enterprises, across a diverse range of industries. Key elements of rStar's strategy are as follows:

  ACTIVELY DEPLOY OUR NETWORKS AND GROW OUR INSTALLED BASE OF SITES

     rStar intends to capitalize on our early market entrance to deploy its networks and grow its installed base of sites for each industry-specific network.

  PROMOTE REPEAT USAGE AND LOYALTY OF USERS

     rStar believes that broadband-delivered rich-media networks have an inherent potential for creating loyal revenue-generating subscribers, particularly when combined with relevant business applications critical to the success of day-to-day business operations. As users invest time and energy in rStar-powered services, they may become less inclined to switch to alternative services. rStar intends to promote repeat usage and user loyalty by maintaining and improving its range of services, expanding the breadth and depth of its product offerings and remaining responsive to user trends and suggestions.

  INCREASE FUNDING FROM SPONSORS

     rStar believes that its private networks will provide sponsors with an attractive means of offering their products and services to well-targeted businesses. rStar intends to develop innovative sponsorship relationships with leading brand marketers that support broad marketing objectives, including brand promotion, awareness, product introductions and ASP-delivered software. rStar expects many of these sponsorship arrangements will involve longer-term contracts and higher dollar values than traditional banner advertising deals. rStar also intend to offer traditional banner advertising options for sponsors.

  PURSUE STRATEGIC ALLIANCES

     rStar plans to increase usage of the networks and grow its revenues through strategic alliances that offer opportunities to improve its technology, gain access to compelling content, add new features and functionality or generate sponsorship or e-commerce revenues. rStar also intends to form alliances with other companies to leverage their brands, while incorporating content that is consistent with its mission. rStar may also expand its revenue opportunities through alliances with technology providers, online service and content providers, commerce providers and advertisers.

     In addition, as part of its planned expansion into Latin America through the StarBand acquisition, rStar intends to:

  PROVIDE BUNDLED INTERNET TELEPHONY SERVICES

     rStar expects to provide bundled telephony and Internet services in Latin America. rStar anticipates using Gilat's technology to provide four telephony lines with toll-quality and an Internet connection with broadband quality, all over a single satellite antenna in a single unit.

  ENHANCE OUR SUBSCRIBER'S EXPERIENCE

     rStar will continue to invest in its underlying technology and capitalize on its relationship with Gilat to provide state-of-the-art technologies to its subscribers.

  MAINTAIN A LOW-COST AND CAPITAL-EFFICIENT BUSINESS MODEL

     rStar intends to design and operate its network around a low-cost and capital-efficient business model. For example, rStar expects to lease satellite capacity on existing communication satellites for its network rather than investing the significant time and capital necessary to design, launch and operate a proprietary fleet of satellites. As rStar grow its subscriber base, it anticipate lowering its costs further by working with Gilat and other partners to develop next-generation equipment and satellite capacity.

PRODUCTS AND SERVICES

     rStar is dedicated to providing a complete satellite-based solution for its customers. Installation, software customization, content uploading and downloading, and service support are all included in its solution as is, at the customer's election, computer hardware. These components of its solution are designed specifically for customers who have a critical need to deliver identical "rich" content to a large number of geographically separate locations at a cost-effective rate. Key elements of its approach are:

  INTERNET SERVICES

     rStar's Internet services are immediately deployable and scalable. rStar will be able to provide instant wireless, high-speed access to the Internet, including on-demand delivery of multimedia audio, video and data using its proprietary technology. rStar is developing private networks that include essential features such as e-mail, message boards, personal planners, calendars and client-targeted databases. rStar's networks will be centrally managed, with real-time, in-depth monitoring, security and filtering capabilities.

  MULTICAST SERVICES

     rStar employs satellite multicasting software to multicast content. As a result, its network of users will receive interactive, high-bandwidth, rich-media transmissions, ranging from full-motion, television-quality video to complex imaging.

  OPERATIONS SERVICES

     rStar's operations team provides support for its network clients, from the point of contract signing through procurement, installation, customer support and technical support. rStar's operations team manages all stages of the installation process, including new installations, upgrades, site relocations, changes, removals and redeployment of systems.

  NETWORK SERVICES

     rStar's networks are centrally managed and web-based, and will come complete with real-time, in-depth monitoring, security and filtering capabilities.

  HARDWARE

     rStar can provide a customized hardware package designed to meet a customer's networking needs. From a single client station to a 30-client computer network, rStar can provide the high performance tools and hardware necessary to connect the client to a network.

  MANAGED DESKTOP INTERFACE (rVISTA)

     rStar's proprietary browser technology -- rVista -- is fully customizable, which allows a business to operate its own branded network, multicasting to thousands of locations. The rVista platform allows rStar's customers to conduct profile-driven demographic targeting, as well as offer complete e-procurement, e-commerce and advertising capabilities. Our proprietary browser also assists business users when they navigate through their extranet, launch web pages or search the Internet. The managed desktop allows a customer to improve productivity and save time by accessing all applications and tools from a convenient, stationary location rather than having to minimize windows, search directories, or fumble through lists of programs.

  SUPPORT

     rStar intends to offer an end-to-end solution committed to complete customer satisfaction.

     In addition, as part of rStar's planned expansion into Latin America through the StarBand acquisition, it intend to:

     - implement, operate and market our broadband Internet access services and voice services to consumers and small office/home office subscribers;

     - provide a bundled product with direct-to-home television service using rStar's single satellite dish technology; and

     - provide such other technologies and products that rStar's partners may develop.

SALES AND MARKETING


     As of June 14, 2002, rStar had a direct sales organization consisting of 3 sales professionals with an average of 19 years of experience per person. rStar intends to hire additional qualified sales professionals, as needed, to meet the demands of the marketplace.


     rStar intends to employ a variety of methods to promote its brands and to increase network usage by users, including technology incentive and product information training programs co-branded with partners. In addition, rStar intends to engage in an ongoing public relations campaign.

     As part of rStar's planned expansion into Latin America through the StarBand acquisition, rStar intends to rely primarily on wholesale distribution channels to market its products and services.

PRINCIPAL MARKETS AND CUSTOMERS

     rStar's current focus is on developing a private network for the automotive collision repair industry, which performs more than $27 billion in repair work annually in the United States and includes approximately 60,000 shops in the United States and Canada. rStar's planned network is designed to streamline workflow between collision shops, distributors, suppliers, manufacturers and insurers by delivering industry information, computer-based training, application data and software to these participants directly on their desktop PC. rStar expects that the intended result will be reduced cycle time, improved communication, increased productivity, revenue gains and higher customer satisfaction.

     rStar launched a pilot network in four regions of the U.S. and Canada in the third quarter of 2001, and is commencing deployment of this network for subscribing participants.

     rStar's operations in 2001 were limited to building a pilot network. Accordingly, rStar did not generate any revenue.

INFRASTRUCTURE AND TECHNOLOGY

     rStar's satellite delivery system permits it to simultaneously multicast data, including full-motion video files, from its network operations center to each site in a given network. rStar believes that this is an efficient way of distributing files over a remote network in a business environment.

     rStar's infrastructure is scalable, allowing management to quickly adjust to the marketplace and customers' needs. rStar licenses commercially available technology whenever possible in lieu of dedicating its financial and human resources to developing technology solutions. rStar licenses the operating system for its proprietary web browser, from Microsoft under an agreement with no expiration date.

     Gilat, a leading provider of telecommunications solutions based on very small aperture terminal ("VSAT") satellite technology, supplies rStar's satellite uplink equipment and satellite modem for customer installation. Gilat's wholly owned subsidiary, Spacenet Inc. ("Spacenet") provides rStar with its satellite space segment services.

COMPETITION

     The market for rStar's products and services is new and rapidly evolving, and rStar expects competition in and around our market to intensify in the future. Except for Gilat, rStar is not aware of any competitor that currently offers or is planning to offer industry-specific private networks for different businesses in an industry via bi-directional satellite-delivered Internet connections. However, rStar faces competition from a number of companies that provide products and services similar to portions of its products and services to a similar base of users, or both. For example, Hughes Electronics currently offers two-way satellite-based broadband Internet access to businesses, and it has alliances with America Online and Earthlink to promote their broadband services and content. Additionally, the Connexstar subsidiary of Gilat offers satellite-delivered internet connectivity with a limited selection of managed services. Although none are focusing on vertical markets at this time, companies such as AT&T, Worldcom, Sprint and other telecommunications companies have the customer base and resources to deliver such services via established terrestrial connections such as cable and DSL.

     rStar believes that its greatest potential competitive threat is posed not by a single company, but a combination of one or more companies which each addresses different parts of its current business model. Many of rStar's competitors have significantly greater financial, technical, marketing and distribution resources than currently possessed by rStar. rStar's competitors may engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to its potential subscribers, partners, sponsors and e-commerce merchants. rStar's competitors may develop services that are equal or superior to those currently offered by rStar or which achieve greater market acceptance. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to better address the needs of industries for which rStar intends to develop private satellite-based networks. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share, reduce rStar's potential revenues, and otherwise harm its business. rStar believes that its success in competing with other potential competitors or imitators will depend on various factors, many of which are outside its control.

     With respect to rStar's planned expansion into Latin America through the StarBand acquisition, rStar's potential competitors will include other satellite service providers, local wire line and wireless telecommunications providers and cable modem service providers.

GOVERNMENT REGULATION

     The Internet is the subject of an increasing number of laws and regulations. These laws and regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. In particular, Congress has passed the --

     - Digital Millennium Copyright Act of 1998. This Act establishes limited liability for online copyright infringement by online service providers for listing or linking to third-party web sites that include copyright-infringing materials.

     - Child Online Protection Act of 1998. The Act makes it unlawful for anyone to knowingly distribute material for commercial purposes over the Internet to minors that is harmful to minors. It imposes additional restrictions and obligations and establishes the Commission on Online Protection to study and report to Congress on methods to help reduce access to harmful information by minors.

     - Children's Online Privacy Protection Act of 1998. The Act makes it unlawful for an operator of a web site or online service directed to children under 13 to collect, use or distribute personal information from a child under 13 in a manner which violates regulations to be proscribed by the Federal Trade Commission (the "FTC"). The FTC is in the process of issuing final regulations, which concern, among other things, the scope of the Act's parental consent requirements.

     - Protection of Children from Sexual Predators Act of 1998. This Act mandates that electronic communication service providers report facts or circumstances from which a violation of child pornography laws is apparent.

     The courts are in the process of interpreting this and other such laws and their applicability and reach, therefore, are not well defined. These, and other, laws may impose significant additional costs on rStar's business, require rStar to change its operating methods, or subject rStar to additional liabilities. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership, copyright, defamation, obscenity and personal privacy is uncertain and developing. rStar may be subject to claims that its services violate such laws. Any new legislation or regulation in the United States or Latin America or the application of existing laws and regulations to the Internet could impose significant restrictions, requirements or additional costs on rStar's business, require rStar to change its operating methods, business strategy, or subject rStar to additional liabilities and cause the price of its common stock to decline.

     The satellite industry is a highly regulated industry. In the United States, operation and use of satellites requires licenses from the FCC. As a lessee of satellite space, rStar could in the future be indirectly subject to new laws, policies or regulations or changes in the interpretation or application of existing laws, policies or regulations, any of which may modify the present regulatory environment in the United States. While rStar believes that its satellite access providers will be able to obtain all U.S. licenses and authorizations necessary to operate effectively, they may not continue to be successful in doing so. rStar's failure to indirectly obtain some or all necessary licenses or approvals could seriously harm its business.

     In addition, as part of our planned expansion into Latin America through the StarBand acquisition, rStar's international operations in Latin America will increase its exposure to international laws and regulations. Many of these laws are often complex and subject to variation and unexpected changes. For example, the governments of foreign countries might attempt to regulate rStar's products and services or levy sales or other taxes relating to its operations. Additionally, foreign countries may confiscate rStar's products and assets, or impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers. rStar's expected expansion into Latin America is also subject to factors beyond its control, such as political and economic instability, including the current political instability in Argentina.

INTELLECTUAL PROPERTY

     rStar seeks to protect its intellectual property under relevant U.S. and international law regarding copyright, patents, trademarks and trade secrets as well as through confidentiality agreements with employees, consultants, contractors and business partners. rStar currently has eighteen patent applications on file with the United States Patent and Trademark Office. The proprietary technologies for which rStar is pursuing patents include those allowing us to:

     - establish a multiple browser client architecture that allows a user to keep track of and move between opened windows more effectively by providing a window management system designed specifically for Internet use;

     - customize the browser based on the industry or community user group licensing the browser technology;

     - transmit sponsor messages, advertising and other content via satellite to local enterprises or community user groups for distribution to other users of the network;

     - gather geographical data on network users for automatic tailoring of content and advertising;

     - simultaneously monitor system usage across multiple computers for diagnostic purposes;

     - manage e-mail and other communications remotely;

     - multicast and locally cache relevant information requested by a group of users of our satellite network;

     - correlate user's preferences and access privileges with a user name so that the user's experience is consistent regardless of what computer her or she users;

     - identify web sites viewed by user groups on a given computer network; and

     - award and dynamically adjust incentive points based on time users spend viewing content.

     In addition, rStar has applied to register "rStar," the rStar Networks logo, and other trademarks in the United States. rStar has given copyright and trademark notices on its web sites and private networks, and many other copyrightable or trademarked materials by affixing a standard copyright and/or trademark notice in the appropriate places. rStar has taken further steps to protect its trademarks by developing trademark brand guidelines which are included in certain agreements with business partners who are licensed to display the "rStar Networks" brands. rStar controls access to its trade secrets and proprietary information by entering into confidentiality agreements with its employees, consultants, contractors and actual and potential business partners. rStar currently owns several Internet domain names based upon its "rStar Networks" brands and services, including "rstar.com," from which it conducts its corporate web site.

EMPLOYEES


     As of June 14, 2002, rStar had 21 full time employees. rStar's employees are not represented by a labor union or subject to a collective bargaining agreement. rStar have never experienced a work stoppage and it believe that its employee relations are good.


DESCRIPTION OF PROPERTIES

     rStar leases its home office in San Ramon, California, which as of January 7, 2002 consisted of approximately 16,000 square feet of office space under a lease that expires in August 2002. rStar intends to relocate most or all of its operations to the Florida office of StarBand Latin America after the Star Band Latin America acquisition is consummated.

LEGAL PROCEEDINGS


     On October 18, 2001, CIFSA Telecom S.A.C., a Peruvian company that is owned primarily by STM Wireless Inc., obtained an injunction from a Peruvian court against Fondo de Inversion en Telecomunicaciones del Peru, Peru's national telecommunications investment fund, also known as FITEL. The injunction suspended the award by FITEL to GTH Peru, Gilat's subsidiary, on September 27, 2001, of a contract to provide a fixed rural satellite telephony network in a transaction with a value of approximately

$27 million. FITEL is a department of the Peruvian national telecommunications agency OSIPTEL (Organismo Supervisor de Inversion Privada en
Telecomunicaciones). On January 29, 2002, the Peruvian court lifted the injunction against FITEL.



     In a related suit, on or about October 22, 2001, STM Wireless Inc. filed an action in California Superior Court (Orange County Case No. 01CC13531) against Gilat Satellite Networks Ltd., Gilat To Home Latin America, N.V., Yoel Gat, Gioro Oron, and rStar. By its complaint, STM Wireless alleges that Gilat improperly induced the Peruvian government to disqualify STM Wireless' bid to provide telecommunications systems and telephone access to approximately 2,300 rural communities in Peru. STM Wireless also alleges causes of action against the defendants for breach of contract, interference with contract, interference with prospective advantage and unfair competition, and seeks unspecified damages, including punitive damages. The complaint does not contain any specific allegations against rStar.


     Various other legal actions and regulatory reviews are currently pending that involve rStar and specific aspects of its conduct of business. In the opinion of management, the ultimate liability or resolution in one or more of any such actions is not expected to have a material adverse effect on the financial condition or results of operations of rStar.

               rSTAR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAUTIONARY STATEMENT

     Certain matters discussed in this section may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may involve risks and uncertainties. rStar's actual results, performance, or achievements may differ significantly from the results, performance, or achievements expressed or implied in such forward-looking statements. These statements are not guarantees of future performance and are subject to business and economic risks and uncertainties, which are difficult to predict. Therefore, rStar's actual results of operations may differ materially than those expressed or forecasted in forward-looking statements as a result of a number of factors including, but not limited to, those set forth in reports filed with the Securities and Exchange Commission, from time to time.

     All forward-looking statements are expressly qualified in their entirety by these factors and all related cautionary statements. rStar does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or circumstances or otherwise.

OVERVIEW

     rStar is building and managing industry-specific private networks for businesses to communicate with its vendors and customers via bi-directional, satellite-delivered Internet connections. rStar's core services and products include remote high-speed Internet access, data delivery, high-quality video, and networking services which can allow businesses to provide e-business services, such as merchant payment, in-store audio and video, employee benefits administration, employee training, and related services to their vendors and customers. rStar is initially focusing its efforts on building an industry-specific network for the collision industry. Once fully developed, rStar intends to contribute the assets necessary to conduct the business to a currently inactive, 85% owned subsidiary. rStar began developing a new managed browser technology as an important component of its advertising-supported network serving the education market ("School Business") during 1999. Although the new browser was intended to replace the browser then installed in the schools in connection with its School Business, it was never deployed in that environment.

     Due to changes in rStar's School Business, which led to its discontinuation, rStar decided to focus its efforts toward becoming a provider of satellite-based services to vertical markets. Accordingly, rStar is seeking to utilize the managed browser technology that was in development for the now discontinued School Business in its commercial business, including the StarBand Latin America business described below. rStar's solution utilizes "always on" satellite technology, which delivers technology tools and applications to small and medium-sized business entities. rStar customizes its managed browser technology, or ("rVista(TM)") for each network to allow Internet access, in an industry-specific managed desktop environment, for conducting business transactions or viewing web-based content and training, and providing e-business services. rStar expects to generate revenues by charging end users for Internet access and other services, and by charging suppliers for the dedicated connection, e-commerce services and advertising access to their customers.

     In October 2000, rStar announced that it was shifting its business focus and resources to pursue its current business, which rStar initiated in July 2000. Prior to that announcement, rStar's principal focus was on building the School Business.

     Operations of the School Business commenced in September 1997 and rStar began offering sponsorships through its proprietary network in December 1998. Over the next two years, rStar built one of the largest broadband networks dedicated to education in the United States. This network was designed primarily for students aged 13-19 to provide a rich-media computer experience that was free to schools and easy to use. rStar provided each school participating in the network from 5 to 15 multimedia personal computers with monitors, a satellite-ready server, a laser printer and satellite-based broadband access to the Internet. In addition, rStar offered a proprietary, easy-to-use browser interface providing access to the Internet, over 13,000 pre-selected and indexed third-party educational web sites, educational tools, and other aggregated content and services.

     Since commencement of operations of the School Business, rStar's advertising-based revenue model for the educational market was targeted by federal and state legislative initiatives supported by persons seeking to minimize advertising in schools. In October 2000, as a result of these initiatives, rStar decided that it would no longer deliver paid commercial messages directed at students, would end the advertised-supported business model and would discontinue the installation of free computer labs in schools. The School Business operations, including the operations of rStar's eFundraising subsidiary, which comprised all of its revenues and a significant portion of its assets and expenses, are reflected in the accompanying financial statements as discontinued. rStar has disposed of most of its education network through a sale of the assets and operations. Unless otherwise noted, all references to customers and clients relate to rStar's current business operations and not the discontinued School Business.


     In connection with rStar's change in business focus, it has undergone significant reductions-in-force during 2001. These actions, combined with attrition, have reduced rStar's headcount approximately 83% from 120 employees at December 31, 2000 to 20 employees as of March 31, 2002. Total severance costs associated with these actions equaled approximately $735,000 for the twelve months of 2001 and $222,000 for the first quarter of 2002. These costs have been charged to operations.



     On April 23, 2001, rStar entered into an agreement with Gilat To Home Latin America (Holland) N.V. and Gilat rStar's acquisition of Gilat's StarBand Latin America business. Gilat established StarBand Latin America as an entity focused on providing satellite-based telephone and high-speed Internet access to small business and home-office customers in Latin America. rStar also expects to offer to exchange up to 6,315,789 shares of its common stock for a combination of cash and Gilat ordinary shares. The StarBand acquisition, and the other transactions contemplated by the second amended acquisition agreement, are subject to the approval by rStar's stockholders.


     On April 23, 2001, rStar, Gilat, and the Spacenet subsidiary of Gilat entered into an agreement pursuant to which rStar would issue approximately 19.3 million shares of its common stock to Spacenet (or its affiliate-designee) in full satisfaction of the Company's outstanding obligations to Spacenet. On May 21, 2001, that transaction was completed.

CRITICAL ACCOUNTING POLICIES

     rStar's critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Notes to the Consolidated Financial Statements. These policies have been consistently applied in all material respects and address asset impairment recognition and business combination accounting. While the estimates and judgements associated with the application of these policies may be affected by different assumptions and conditions, rStar believes the estimates and judgments associated with the reported amounts are appropriate under the circumstances.

RESULTS OF OPERATIONS

     rStar believes that, due to the majority of its operations being deemed discontinued, period-to-period comparisons of its operating results are not meaningful and should not be relied upon as predictive of future performance. rStar's prospects must be considered in light of the risk, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. rStar may not be successful in addressing such risks and difficulties.

  REVENUES

     rStar expects to generate revenue from a number of sources -- end users of our industry-specific networks and vendors to those community of users, as well as end users of the StarBand Latin America business. rStar believes that end users will pay a fee for broadband Internet access, industry-specific content and other bundled products and services. Additionally, rStar believes vendors will pay for the right to occupy a priority position on its networks in order to gain special access to those customers, particularly considering that the network will provide, rStar believes, an efficient means to distribute training, new product and other vendor services and products. Revenues from these sources will be recognized as the services are rendered.


     To date, rStar has generated no revenue from its continuing operations.


  COST OF REVENUES

     rStar anticipates that upon maturation of its continuing operations, cost of revenue will consist primarily of depreciation on network equipment, including computers placed at user sites, and to a lesser degree, the cost of administering its satellite communications network. The costs associated with this form of telecommunication include (1) the cost of land-based equipment, or "earth segment," such as the satellite dishes, hubs, send/receive cards located inside the network servers and land-based phone service and (2) the cost of the link to and from the satellite, or "space segment." rStar expects to provide much of its earth segment to customers by purchasing or renting satellite dishes, hubs and send/receive cards for its network servers. rStar expects to purchase the space segment from Spacenet, a wholly-owned subsidiary of Gilat. rStar's cost of revenue will vary based on the number of locations it serves within our networks.


     In the periods for the three months ended March 31, 2002 and 2001, there were no revenues from continuing operations.


  SALES AND MARKETING


     Sales and marketing expenses for continuing operations for the three month periods ended March 31, 2002 and 2001 were $617,000 and $713,000 respectively, representing costs of personnel and overhead associated with initiating rStar's new industry-specific private network business. The first quarter 2002 payroll decreased due to a decrease in headcount against the first quarter 2001, but this was partially offset by $155,000 severance paid out in the first quarter 2002.


  GENERAL AND ADMINISTRATIVE


     General and administrative expenses for the three months ended March 31, 2002 were $2,011,000 representing costs of personnel and overhead associated with initiating our new industry-specific private network business. Included in this quarter's general and administrative costs were professional and consulting costs, relating to the acquisition of StarBand Latin America by us which costs totaled approximately $435,000. The pending acquisition of StarBand Latin America by rStar is a combination of two entities under common control. As such, all transaction costs have been expensed as incurred. General and administrative expenses attributable to our continuing business operations for the three months ended March 31, 2002 amounted to $459,000.


  RESEARCH AND DEVELOPMENT


     Research and development expenses for rStar's continuing operations were $213,000 and $898,000 for the three months ended March 31, 2002 and 2001 respectively, representing costs of personnel and overhead associated with the development of its new industry-specific private network business, the majority of which related to furthering the development of rStar's managed browser for use in that business. The decline in expense in 2002 was largely due to the decline in the number of personnel required.


     To date, rStar has not capitalized any software development costs under Statement of Financial Accounting Standards ("SFAS") No. 86 under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. To date, costs incurred subsequent to the establishment of technological feasibility have not been significant, and all such software development costs have been charged to research and development expense as incurred.

  AMORTIZATION OF DEFERRED STOCK COMPENSATION


     Amortization of deferred compensation totaled $47,000 and $164,000 in the first quarter of 2002 and 2001 respectively. The decline in expense in 2002 was largely due to the expiration of the amortization periods of earlier grants and the departure of several executives who were beneficiaries. No grants that would generate deferred compensation were made during the first quarter of 2002 and 2001.


  INTEREST INCOME AND EXPENSE


     Interest income totaled $123,000 and $592,000 in the first quarter of 2002 and 2001, respectively. The decrease in income was due to diminishing cash balances available in investment and to lower interest rates. Interest expense totaled $214,000 and $1,300,000 in the first quarter of 2002 and 2001, respectively. The decrease in expense in 2002 from 2001 was associated with the settlement of the Spacenet capital lease obligations in May 2001. Interest expense of $0 and $904,000 for the three months ended March 31, 2002 and 2001, respectively, was incurred with Spacenet, a related party.



LIQUIDITY AND CAPITAL RESOURCES



     On April 23, 2001, rStar entered into an agreement to issue 19,396,552 shares of its common stock to Gilat Satellite Networks (Holland) B.V. (Spacenet's affiliate-assignee) in full satisfaction of the rStar's outstanding capital lease obligations to Spacenet of approximately $45,000,000. These shares were issued on May 21, 2001.



     On September 7, 2001 and January 2, 2002, rStar and Gilat announced revisions to a series of related transactions that will result in the acquisition of StarBand Latin America by rStar. In consideration for such acquisition, rStar will issue to Gilat, or its designee, approximately 43.1 million shares of the rStar common stock. Additionally, rStar announced a tender offer to acquire, in exchange for up to $10 million in cash and up to 466,150 ordinary shares of Gilat, up to 6,315,789 -- shares of the its common stock not held by Gilat or its corporate affiliates. These shares represent approximately 29% of rStar common stock not held by Gilat and its corporate affiliates. The tender offer is conditioned upon the closing of the acquisition of StarBand Latin America by rStar.



     rStar has contractual obligations totaling approximately $4.14 million. The majority of these relate to capital and operating leases. The capital leases are principally for computer equipment deployed in the now-discontinued School Business while the operating leases are primarily related to office space. Additionally, rStar has an employment agreement with its chief executive officer and severance agreements with a number of other senior executives that provide for substantial payments if their employment is terminated, as is expected upon the closing of the acquisition of StarBand Latin America by rStar.



                                                          PAYMENTS DUE BY PERIOD (000S)
                                                          ------------------------------
                                                                   LESS THAN   MORE THAN
CONTRACTUAL OBLIGATIONS                                   TOTAL     1 YEAR      1 YEAR
-----------------------                                   ------   ---------   ---------
Capital Lease Obligations...............................  $1,889    $1,889        --
Operating Leases........................................     318       317        $1
Employment and severance agreements.....................   1,933     1,933        --
                                                          ------    ------        --
Total Contractual Cash Obligations......................  $4,140    $4,139        $1



     rStar believes that its available cash resources will be sufficient to meet its expected working capital and capital expenditure requirements, including the cash that rStar expects to pay to its stockholders in the exchange offer, for the next 12 months based on its current business plan and that of StarBand Latin America. However, if by acquisition or other means, opportunities are presented to deploy rStar's products and services more rapidly than currently planned, rStar may seek to raise additional funds. Additionally, rStar may require additional capital to develop new satellite-based private networks, respond to competitive pressures, acquire complementary technologies, or respond to unanticipated developments.



     rStar may seek to raise additional funds through private or public sales of securities, strategic financial and business relationships, bank debt, lease financing, or otherwise. If additional funds are raised through the issuance of equity securities, the percentage of rStar common stock owned by existing stockholders will be reduced, stockholders may experience additional dilution, and these equity securities may have rights, preferences, or privileges senior to those of the holders of our common stock. Additional financing may not be available on acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, rStar may be unable to deploy or enhance its networks, take advantage of future opportunities, or respond to competitive pressures or unanticipated developments, which could severely harm rStar's business.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     rStar's exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income it can earn on its investment portfolio. rStar does not use derivative financial instruments in its investment portfolio. rStar ensures the safety and preservation of its invested principal funds by limiting default risks, market risk and reinvestment risk. rStar mitigates default risk by investing in a broadly diversified money market fund that invests is high credit quality securities. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at March 31, 2002 would not cause the fair value of rStar's cash and cash equivalents or the interest expense paid with respect to its outstanding debt instruments to change by a material amount. Declines in interest rates over time will, however, reduce rStar's interest income. Changes in interest rates will not affect rStar's interest expense as all of rStar's borrowings are at fixed rates of interest. As of March 31, 2002, rStar had not engaged in any significant foreign currency activity. After the StarBand acquisition, a portion of rStar's international revenues and expenses will be denominated in local currency. rStar does not currently engage in currency hedging activities, although in some instances, it reserves the right to engage in such activities.

                         BENEFICIAL SHARE OWNERSHIP BY
                 PRINCIPAL STOCKHOLDERS AND MANAGEMENT OF rSTAR


     The following table sets forth as of June 14, 2002 certain information relating to the ownership of rStar common stock by: (i) each person known by rStar to be the beneficial owner of more than five percent (5%) of the outstanding shares of rStar common stock; (ii) each of rStar's directors and director designees; (iii) each of the four most highly compensated executive officers of rStar, other than the Chief Executive Officer, during the last fiscal year; and (iv) all of rStar's directors, director designees and executive officers as a group.



                                                                   SHARES       PERCENTAGE
                                                                BENEFICIALLY   BENEFICIALLY
DIRECTOR DESIGNEES, 5% STOCKHOLDERS, DIRECTORS AND OFFICERS(2)    OWNED(1)        OWNED
--------------------------------------------------------------  ------------   ------------
DIRECTOR NOMINEES:
  Yoel Gat(3)................................................       106,298           *
  Giora Oron(4)..............................................            --          --
  Michael Anghel.............................................            --          --
5% STOCKHOLDERS:
Gilat Satellite Networks, Ltd.(5)............................    41,814,643       64.68%
  1651 Old Meadow Road
  McLean Virginia 22102
Lance Mortensen(6)...........................................     6,130,875        9.48%
Michael Arnouse(7)...........................................     3,637,554        5.63%
  545 Madison Ave
  New York, NY 10022
CURRENT DIRECTORS:
Charles Appleby(8)...........................................       813,335        1.26%
  9250 Baymeadows Road
  Suite 220
  Jacksonville, FL 32256
Amiel Samuels(9).............................................        58,646           *
Sasson Darwish(10)...........................................        31,660          --
EXECUTIVE OFFICERS:
Robert Edwards(11)...........................................       164,067           *
Christophe Morin(12).........................................             0           *
Jay Scott(13)................................................       193,145           *
David Wallace(14)............................................       109,102           *
All directors and executive officers as a group (9 persons)...   11,138,384       17.22%


---------------

  *  Less than 1%


(1) The number of shares owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and also any shares which the individual or entity has the right to acquire within 60 days of June 14, 2002 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.


 (2) Unless otherwise indicated, the address of each of the individuals or entities named above is: c/o rStar Corporation, 3000 Executive Parkway, Suite 150, San Ramon, CA 94583.

 (3) Mr. Gat's address is c/o Gilat Satellite Networks Ltd., 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

 (4) Mr. Oron's address is c/o Gilat to Home Latin America (Netherlands Antilles) N.A., 1560 Sawgrass Corporate Parkway, Suite 200, Sunrise, Florida 33323.

 (5) Based on Schedule 13D/A filed with the SEC on May 21, 2001, Gilat held shared voting as to 41,814,643 of such shares. Gilat indicates that it had no sole voting, sole dispositive, or shared dispositive power over such shares.


 (6) Mr. Mortensen is Chairman of the Board, Chief Executive Officer and President of rStar.



 (7) Mr. Arnouse is a director of rStar.



 (8) Mr. Appleby is a director of rStar.



 (9) Includes shares of rStar common stock that are controlled by Mr. Samuel's spouse. Mr. Samuels disclaims beneficial ownership of these shares. Mr. Samuel's address is c/o SATLYNX S.A., Chateau de Betzdorf, Building B, L-6815, Luxembourg.



(10) Includes 31,660 shares of rStar common stock exercisable within 60 days of June 14, 2002. Mr. Darwish's address is 75 East End Avenue, #16D, New York, New York.



(11) Includes options to purchase 163,539 shares of rStar common stock exercisable within 60 days of June 14, 2002. Mr. Edwards is Senior Vice President, Administration and Chief Financial Officer of rStar.



(12) Mr. Morin was Vice President -- Marketing of rStar through and including February 5, 2002.



(13) Includes options to purchase 191,145 shares of rStar common stock exercisable within 60 days of June 14, 2002. Mr. Scott is Chief Operating Officer of rStar.



(14) Includes options to purchase 108,652 shares of rStar common stock exercisable within 60 days of June 14, 2002. Mr. Wallace is Vice President, General Counsel and Secretary of rStar.

                      DESCRIPTION OF GILAT'S SHARE CAPITAL

  Transfer of Ordinary Shares and Notices

     Fully paid Gilat ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless such transfer is restricted or prohibited by another instrument. Each Gilat stockholder of record is entitled to receive at least 21 calendar days' prior notice of any stockholders' meeting.

  Modification of Class Rights

     The rights attached to any class of shares, unless otherwise provided by the terms of issue of such class, such as voting, dividends and the like, may be varied with the adoption of an ordinary resolution passed at a separate general meeting of the holders of the shares of such class.

  Foreign Ownership

     Gilat's Memorandum and Articles of Association do not restrict in any way the ownership of Gilat ordinary shares by nonresidents of Israel and neither the Memorandum of Association nor Israeli law restricts the voting rights of nonresidents of Israel.

  Election and Removal of Directors

     Under Gilat's Articles of Association, the Gilat ordinary shares do not have cumulative voting rights in the election of directors. A director is not required to retire at a certain age and need not be a stockholder of Gilat. Under the Israeli Companies Law, a person cannot serve as a director if convicted of certain offenses or been declared bankrupt. Article 39 of Gilat's Amended Articles provides that the affirmative vote of a majority of the shares then represented at a general meeting of stockholders shall be entitled to remove a director from office, for any reason, to elect directors instead of the directors so removed or to fill any vacancy, however created, in the Board of Directors. The directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the Board of Directors, except that if the number of directors then in office at the time of such vacancy constitutes less than a majority of the entire Board, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action.

  Distribution of Dividend and Liquidation Rights

     Gilat ordinary shares are entitled to the full amount of any cash or share dividend declared. In the event of liquidation, after satisfaction of liabilities to creditors, Gilat's assets will be distributed to the holders of Gilat ordinary shares in proportion to the nominal value of their respective holdings. Such right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by a special resolution of the stockholders.

     Under the Israeli Companies Law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends as calculated under the Israeli Companies Law. In any distribution of dividends, Gilat's Board of Directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent Gilat from meeting its existing and foreseeable obligations as they become due.

     Generally, pursuant to the Israeli Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the Board of Directors. Accordingly, under Article 52 of Gilat's Articles of Association, Gilat's Board of Directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

       COMPARISON OF RIGHTS OF rSTAR STOCKHOLDERS AND GILAT STOCKHOLDERS

     In connection with the exchange offer, holders of rStar common stock will receive Gilat ordinary shares. rStar is incorporated under the laws of Delaware and Gilat is incorporated under the laws of Israel. The Delaware General Corporation Law is the statute that governs Delaware corporations, and the Israeli Companies Law, 1999 (the "Israeli Companies Law") is the statute which governs Israeli corporations.

     The following is a description of the material differences between the rights of holders of rStar common stock and the rights of holders of Gilat ordinary shares. These differences arise from differences between:

     - the corporate and securities laws of Israel and the State of Delaware corporate law and U.S. federal securities laws; and

     - the rStar certificate of incorporation and the by-laws and the Gilat Memorandum of Association and Articles of Association.

     This discussion is not, and does not purport to be, complete, and does not, and does not purport to, identify all differences that may, under given situations, be material to stockholders. The following summaries are qualified in their entirety by reference to the rStar certificate of incorporation and by-laws and the Gilat Memorandum of Association and Articles of Association. You are encouraged to obtain and read these documents in their entirety. See "Where You Can Find More Information."

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

     Under the Delaware General Corporation Law, directors are elected at each annual stockholder meeting, unless their terms are staggered. The certificate of incorporation may authorize the election of directors by one or more classes or series of shares and the certificate of incorporation, an initial by-law or a by-law adopted by a vote of the stockholders may provide for staggered terms for the directors. The certificate of incorporation or the by-laws also may allow the stockholders or the board of directors to fix or change the number of directors, but a corporation must have at least one director. The certificate of incorporation and the by-laws of rStar do not provide for a classified board of directors. rStar's certificate of incorporation provides that the number of directors shall be as set forth in its by-laws. rStar's by-laws, in turn, provide for five directors on the board of directors. Currently, the number of directors serving on the rStar board of directors is five.

     Under the Israeli Companies Law, directors are also elected at each annual stockholder meeting. The number of directors shall be as set forth in a corporation's Articles of Association, which can require a minimum and a maximum number of directors. A public corporation must, however, have at least two outside directors, as described in more detail below. Gilat's Articles of Association provides that the board of directors shall consist of such number of directors (not less than two nor more than 14, including any outside directors) as may be fixed from time to time by an ordinary resolution approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon (an "Ordinary Resolution"). Gilat is authorized to have six directors on its board and, currently, there are six directors serving on Gilat's board.

     Gilat's Articles of Association further provide that a director may appoint, by written notice to Gilat, any individual (who is qualified to be a director and is not an existing board member and does not serve as an alternate director) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.

DIRECTOR QUALIFICATIONS

     The Delaware General Corporation Law does not have any residency or other qualifications required for eligibility to be a board member. rStar's certificate of incorporation and bylaws also do not have any eligibility requirements for board membership.

     Under the Israeli Companies Law, a person cannot serve as a director if he/she has been convicted of certain offenses or has been declared bankrupt. Corporations that have not been dissolved voluntarily or involuntarily by court order, may also serve as directors of another corporation.

     Moreover, the Israeli Companies Law requires corporations that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, like Gilat (the "Foreign Exchange Corporations"), to elect two outside directors who must meet specified standards of independence. The regulations of the Israeli Companies Law do not require any residency qualifications. The outside directors may not have any economic relationship with Gilat. Therefore, any person who is -- at the time of the appointment or during the two years that preceded the appointment -- an employee of Gilat or has or had a commercial or professional connection with Gilat, including controlling stockholders and their relatives, cannot serve as outside directors of Gilat.

     Outside directors are elected by stockholders. The stockholders voting in favor of their election must include at least one-third of the shares of the non-controlling stockholders of the corporation who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling stockholders who vote against their election represent 1% or less of all of the voting rights in the corporation. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of stockholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the corporation. If, when an outside director is elected, all members of the board of directors of a corporation are of one gender, the outside director to be elected must be of the other gender.

     No residency or other director qualifications are specified in Gilat's Articles of Association.

REMOVAL OF DIRECTORS; VACANCIES

     The Delaware General Corporation Law provides, generally, that the holders of a majority of the shares then entitled to vote in an election of directors may remove any director or the entire board of directors with or without cause. rStar's certificate of incorporation and bylaws provide, consistent with Delaware General Corporation Law, that a vacancy on the rStar board of directors may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum. The directors so chosen shall hold office until the next annual election of directors at a stockholders' meeting.

     A director's term of office will be terminated if such director fails, at any time, to meet the qualifications set forth in the Israeli Companies Law, as discussed above. A corporation may provide additional grounds for termination of office in its Articles of Association. In addition, stockholders may dismiss a director in a general meeting at any time, provided that the director is given a reasonable opportunity to present his position at the general meeting.

     Gilat's Articles of Association provide that that the affirmative vote of a majority of the shares then represented at a general meeting of stockholders shall be entitled to remove a director from office (for any reason), to elect directors instead of the directors so removed or to fill any vacancy, however created, on the board of directors. In addition, directors may at any time and from time to time appoint a director to temporarily fill a vacancy on the board of directors, except that if the number of directors in office at the time of such vacancy constitutes less than a majority of the entire board, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action, or in order to call a general meeting of stockholders for the purpose of electing directors to fill any or all vacancies, so that at least a majority of the number of directors are in office as a result of said meeting.

SPECIAL MEETING OF STOCKHOLDERS


     Under the Delaware General Corporate Law, each stockholder entitled to vote at a meeting must receive written notice of the meeting not less than 10 nor more than 60 days before the date of the meeting. For a merger, a minimum of 20 days' notice is required and the holders of all stock, both voting and non-voting, are entitled to a notice. Under the Delaware General Corporate Law, a special stockholders' meeting may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws. Currently, rStar's certificate of incorporation and by-laws provide that special meetings of the stockholders may be called by rStar's board of directors, by the chairman of rStar's board or by rStar's president. However, in the proxy solicitation materials, dated March 28, 2002, that were mailed to rStar stockholders of record as of March 22, 2002, rStar proposed to amend its certificate of incorporation to permit stockholders holding a majority of the outstanding shares of rStar common stock to call a special meeting. This proposed amendment was approved by rStar stockholders at rStar's annual meeting held on April 30, 2002, and will be effective upon the filing of rStar's amended certificate of incorporation with the Division of Corporations in the Department of State of the State of Delaware. Once this amendment is effective, stockholders holding a majority of the outstanding shares of rStar common stock will be able to call a special meeting of stockholders, along with rStar's board of directors, the chairman of rStar's board and rStar's president.


     The Israeli Companies Law provides that a corporation whose shares are traded on an exchange must give notice of a general meeting to its stockholders at least 21 days prior to the meeting, unless the corporation's Articles of Association provide that notice need not be sent. Gilat's Articles of Association requires that stockholders be given at least 21 days' prior notice of any general meeting.

     Israeli Companies Law further provides that a special meeting of stockholders must be called by a corporation upon the written request of:

     - two directors;

     - one-fourth of the serving directors;

     - one or more stockholders who hold(s) at least 5% of the issued share capital and at least 1% of the voting power of the corporation; or

     - one or more stockholders who have at least 5% of the voting power of the corporation.

     Within 21 days of receipt of such demand, the board is required to convene the special meeting for a time not later than 35 days after notice has been given to the stockholders. Gilat's Articles of Association provides that the board of directors may call a special meeting of the stockholders at any time and shall be obliged to call a special meeting as specified in the Israeli Companies Law.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS


     The Delaware General Corporation Law provides that, unless limited by the certificate of incorporation, any action that could be taken by stockholders at a meeting may be taken without a meeting by written consent of the stockholders. The written consent should state the action so taken and be signed by the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted. Currently, rStar's certificate of incorporation prohibits stockholders from taking any action by written consent. However, in the proxy solicitation materials, dated March 28, 2002, that were mailed to rStar stockholders of record as of March 22, 2002, rStar proposed to amend its certificate of incorporation to repeal this prohibition. This proposed amendment was approved by rStar stockholders at rStar's annual meeting held on April 30, 2002, and will be effective upon the filing of rStar's amended certificate of incorporation with the Division of Corporations in the Department of State of the State of Delaware. Once this amendment is effective, rStar stockholders will be able to act by written consent.

     The Israeli Companies Law permits stockholder action by written instrument on which the stockholder indicates how he/she votes in specific actions provided therein, such as the appointment and removal of directors, the approval of transactions with interested parties, approval of a merger, and any other actions that may be provided in the Articles of Association. The aforementioned provisions of the Israeli Companies Law shall become valid at the time of publication of the appropriate regulations. The Foreign Exchange Corporations will be exempt from the obligation to send proxy statements to the stockholders in the event that they are obligated to send such statements under the applicable laws of the governing jurisdiction of the foreign exchange.

     Gilat's Articles of Association permits stockholder action by written consent. More specifically, a resolution signed by all stockholders of Gilat then entitled to vote at a general meeting of stockholders or for which all such stockholders have given their written consent (by letter, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a general meeting of stockholders duly convened and held.

VOTE REQUIRED FOR EXTRAORDINARY CORPORATE TRANSACTIONS

     The Delaware General Corporation Law provides that a sale, lease or exchange of all or substantially all of the corporation's assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of the board of directors, plus, with some exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote for that type of proposal. The foregoing provisions apply to rStar and its stockholders.

     The Israeli Companies Law requires that certain transactions, actions and arrangements be approved by an audit committee of the corporation's board, whose members include all of the corporation's outside directors, as defined in the Israeli Companies Law, and none of whom are employees of the corporation, as well as the board itself.

     In certain circumstances, in addition to audit committee and board approval, approval by the stockholders at a general meeting is also required. Such circumstances in which stockholder approval is required include transactions between the corporation and Office Holders. An "Office Holder" is defined under the Israeli Companies Law as a director, managing director, chief business manager, executive vice president, vice president or other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

     Specifically, audit committee, board and stockholder approval is required with respect to:

     - an Office Holder's conditions of service and employment (e.g., grant of exemptions, insurance and indemnification) and

     - Extraordinary Transactions (an "Extraordinary Transaction" is a transaction which is not in the corporation's ordinary course of business, or is not on market terms or that may materially affect the corporation's profitability, assets or liabilities) with controlling stockholders or Office Holders.

Board and stockholder approval is also required for (i) a Merger and for (ii) any private offering that (A) increases the share ownership of a substantial stockholder -- a "substantial stockholder" is a person who holds 5% or more of the corporation's issued share capital or voting interest -- or (B) increases the share ownership of an individual stockholder, such that he becomes a substantial stockholder of the corporation. A "Merger" is defined under the Israeli Companies law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Israeli Companies Law.

     Generally, the transactions described above must be approved by an affirmative vote of the holders of at least a majority of the outstanding voting stock entitled to vote on the transaction. The requisite stockholder approval under Israeli Companies Law for Extraordinary Transactions with controlling stockholders is described below in "Business Combinations with Interested Stockholders."

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

     Section 203 of the Delaware General Corporation Law prohibits a corporation from engaging in various business combinations with an interested stockholder for a three-year period beginning on the date the person became an "interested stockholder." An interested stockholder is defined generally as a person beneficially owning 15% or more of the corporation's outstanding voting stock, or an interested stockholder's affiliates or associates. The restrictions on business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, apply to a corporation which has securities traded on a national securities exchange, is designated on the Nasdaq National Market or is held of record by more than 2,000 stockholders. The restrictions do not apply if:

     - the corporation has elected not to be governed by these restrictions;

     - the board of directors gives prior approval of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - the interested stockholder acquires 85% or more of the corporation's outstanding stock in the same transaction in which the stockholder's ownership first exceeds 15%. This percentage excludes those shares owned by persons who are directors and also officers as well as by employee stock plans in which employees do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or following the date on which the stockholder became an interested stockholder, the board of directors approves the business combination and the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder, authorize the business combination at a meeting of stockholders.

     Although a Delaware corporation may elect, in its certificate of incorporation or by-laws, not to be governed by this provision, rStar's certificate of incorporation and the by-laws do not contain these elections. The rStar Board of Directors, however, previously approved the transaction by which Gilat became an interested stockholder and therefore the provisions of Section 203 do not apply to the exchange offer or the StarBand Latin America acquisition.

     The disclosure provisions of the Israeli Companies Law require that an Office Holder or a controlling stockholder promptly disclose any direct or indirect personal interest that he or his affiliates may have, and all related material known to him, in connection with any existing or proposed transaction by the corporation. If the transaction is an Extraordinary Transaction, (i) the Office Holder also must disclose any personal interest held by certain of the Office Holder's relatives and (ii) the transaction must be approved by the corporation's audit committee, prior to the approval of the board of directors. In certain circumstances, the approval of the stockholders of the corporation at a general meeting is also required. The vote of a majority of the disinterested directors of the audit committee and the board participating in a duly convened meeting is required for approval of such matters. Office Holders who have a personal interest in a matter which is considered at a meeting of the board or the audit committee may not be present at such meeting, may not participate in the discussions and may not vote on any such matter.

     The Israeli Companies Law further provides that a stockholder who participates in a vote with respect to an Extraordinary Transaction between the corporation and a controlling stockholder (including with respect to the terms and conditions of service and employment of such controlling stockholder), or a transaction in which a controlling stockholder has a personal interest, including a private offering which is an Extraordinary Transaction, must inform the corporation prior to such vote, or on the proxy, whether or not he has a personal interest in the approval of such transaction. A stockholder who does not inform the corporation with respect to any such interest shall not vote and his vote shall not be counted.

     Under the Israeli Companies Law, approval by the stockholders at a general meeting of any of the following requires a special majority:

     - an Extraordinary Transaction between the corporation and a controlling stockholder;

     - an Extraordinary Transaction between the corporation and another person in whom a controlling stockholder has a personal interest (including a private offering which constitutes an Extraordinary Transaction); or

     - a contract between a corporation and its controlling stockholder with respect to the controlling stockholder's service and employment conditions, if he is also an officer of the company, or with respect to his employment conditions, if he is an employee of the corporation and not its officer.

Such special majority approval must include (i) at least one-third of all the votes of stockholders who do not have a personal interest in the transaction, or
(ii) the total number of opposing shares from among the stockholders referred to under clause (i) above does not exceed 1% of all the voting power of the corporation.

STOCKHOLDER SUITS

     Under Delaware law, a stockholder may institute a lawsuit against one or more directors, either on his own behalf, or derivatively on behalf of the corporation. An individual stockholder may also bring a derivative action alleging damage to the corporation by third parties. Additionally, a stockholder may commence a lawsuit on behalf of himself and other similarly situated stockholders when the requirements for maintaining a class action under Delaware law have been met. With respect to a derivative action, the Delaware General Corporation Law provides that a stockholder must state in the complaint that he was a stockholder of the corporation at the time of the transaction of which he complains. A stockholder must first make a demand on the board of directors of the corporation to bring suit. Only when the demand is refused or it is shown that a demand would be futile may a stockholder sue derivatively.

     Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation to eliminate or limit, and the rStar certificate of incorporation in fact eliminates, the personal liability of a director to the corporation and its stockholders for monetary damages for violations of the director's fiduciary duties. This does not include liability, however, for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends, stock repurchases and redemptions, or for any transaction from which the director derived an improper personal benefit.

     Under the Israeli Companies Law, a stockholder or a director may bring a derivative action on behalf of the corporation asserting damage by third parties. A stockholder may also institute derivative action against any directors of the corporation. Before filing a derivative action, a stockholder or a director must first send the corporation a written demand to bring suit. Only when such demand is refused or the corporation fails to respond to the demand, and a court has approved the filing of the stockholder's or the director's derivative action, may a stockholder or a director sue derivatively. A court shall approve filing of a derivative suit if it is satisfied that the action is for the benefit of the corporation and the stockholder is acting in good faith. Under the Israeli Companies Law, a stockholder may bring a class action against the corporation, if approved by the court. A stockholder must inform the attorney general and the Israeli securities authority of such action and may request that the Israeli securities authority bear the costs of the action, if a public interest exists in the action.

DISSENTERS' RIGHTS

     Under the Delaware General Corporation Law, dissenters' rights of appraisal are limited. Rights of appraisal are available to a stockholder of a corporation only in connection with some mergers or consolidations involving the corporation, or if its certificate of incorporation provides that these rights are available as a result of:

     - an amendment to its certificate of incorporation;

     - any merger or consolidation in which the corporation is a "constituent corporation;" or

     - the sale of all or substantially all of the assets of the corporation.

     Unless provided in a corporation's certificate of incorporation, appraisal rights are not available under the Delaware General Corporation Law in connection with a merger or consolidation of a corporation if the corporation's stock is, on the applicable record date, listed on a national securities exchange or designated on the Nasdaq National Market or held of record by more than 2,000 stockholders. Nevertheless, appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than shares of the surviving corporation; shares of another corporation that will be listed on a national securities exchange, designated on the Nasdaq National Market or held of record by more than 2,000 stockholders; cash in lieu of fractional shares of any corporation; or a combination of that kind of shares and cash.

     The Israeli Companies Law does not specifically provide for stockholder dissenters' rights of appraisal, but does state that courts have the authority to provide for this remedy and other remedies that it deems appropriate (on a case by case basis) to protect the rights of stockholders.

DIVIDENDS

     Under the Delaware General Corporation Law, a corporation may declare and pay dividends out of "surplus" which is defined as the excess of net assets over capital. If there is no surplus, dividends can be paid out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the Delaware General Corporation Law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and would not be impaired by the redemption or repurchase.

     Under the Israeli Companies Law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends as calculated under the Israeli Companies Law. In any distribution of dividends, the board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent the corporation from meeting its existing and foreseeable obligations as they become due. Generally, the Israeli Companies Law provides that the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors.

     Gilat's Articles of Association provide that no dividends shall be paid otherwise than out of its profits and that any such dividend shall carry no interest. In addition, upon the recommendation of the board of directors, approved by the stockholders in an Ordinary Resolution, Gilat may cause dividends to be paid in kind.

AMENDMENTS TO CHARTER AND BY-LAWS

     Under the Delaware General Corporation Law, unless a higher vote is required in the certificate of incorporation, an amendment to the certificate of incorporation generally requires:

     - the recommendation of the board of directors;

     - the approval of the holders of a majority of all shares entitled to vote for that type of proposal, voting together as a single class; and

     - approval of the holders of a majority of the outstanding stock of each class entitled to vote for that type of proposal.

     Pursuant to the Delaware General Corporation Law, the power to amend the by-laws of a corporation is vested in the stockholders, but a corporation may also confer this authority on the board of directors if the certificate of incorporation so provides. The rStar certificate of incorporation has conferred the power to make, alter or repeal the rStar by-laws upon the board of directors. The rStar's by-laws may be amended either by the vote of a majority of the board of directors or by the holders of a majority of the outstanding stock entitled to vote on this type of proposal.

     Under the Israeli Companies Law, a corporation may amend its Articles of Association by the affirmative vote of a majority of the shares voting and present at the general meeting of stockholders or by a different voting if so provided by the corporation's Articles of Association. Gilat's Articles of Association may be amended by an Ordinary Resolution if such amendment is recommended by the board of directors, but in any other case, by a resolution approved by holders of at least 75% of the shares represented at a general meeting and voting on such resolution.

     The Israeli Companies Law further provides that any amendment to the Articles of Association of a corporation that obligates a stockholder to acquire additional shares or to increase the extent of his liability shall not obligate the stockholder without his prior consent.

DIRECTOR LIABILITY

     The Delaware General Corporation Law permits Delaware corporations, in their certificates of incorporation, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty, except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - arising from the payment of a dividend or approval of a stock repurchase in violation of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     The rStar certificate of incorporation eliminates director liability for breaches of fiduciary duty to the full extent permitted under the Delaware General Corporation Law.

     Under the Israeli Companies Law, an Israeli corporation may not exempt an Office Holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an Office Holder from his liability to the corporation, in whole or in part, with respect to a breach of his duty of care. See also "Comparison of Rights of rStar Stockholders and Gilat
Stockholders -- Indemnification of Officers, Directors and Others."

     Under the Israeli Companies Law, the court may under certain circumstances relate the rights and obligations of the corporation to individual members of the different corporate organs (including directors), i.e., enable a "lifting of the veil" against the directors. If a corporation carries out a prohibited distribution, as defined in the Israeli Companies Law, then every person who was a director at the time of such distribution shall be considered a director who had committed a breach of his duty of loyalty, unless he proves otherwise.

     The Gilat Articles of Association waive director liability for a breach of the duty of loyalty, to the extent permitted under the Israeli Companies Law.

FIDUCIARY DUTIES OF DIRECTORS

     Under the Delaware General Corporate Law, the duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the directors reasonably believe to be in the best interests of the stockholders.

     The Israeli Companies Law describes the duty of loyalty of an Office Holder as a duty to act in good faith, to the corporation's benefit, to refrain from actions in which he/she has a conflict of interest or that compete with the corporation's business and to refrain from exploiting a business opportunity of the corporation in order to gain a benefit for himself or for another person. The duty of care is defined as an obligation of caution of an Office Holder that requires the Officer Holder to act at a level of competence at which a reasonable officer would have acted in the same position and under the same circumstances, inter alia by adopting means that are reasonable under the applicable circumstances, taking into account also the possibility to obtain information on the profitability of the act brought for his decision.

RIGHTS OF INSPECTION

     The Delaware General Corporation Law allows any stockholder of a Delaware corporation, upon written demand under oath stating the purpose of the demand to inspect, during usual business hours, for any proper purpose the corporation's stock ledger, list of stockholders, and other books and records, and to make copies or extracts of these documents and materials. A proper purpose means a purpose reasonably related to the person's interest as a stockholder.

     Under the Israeli Companies Law, a stockholder has the right to inspect the protocols of the general meeting, the stockholders' register and the register of substantial stockholders (holders of 5% or more of the corporation's outstanding share capital or of voting rights in it), the corporation's Articles of Association and financial reports, and any other document that the corporation must file with a government agency as well as documents otherwise publicly available. In addition, a stockholder may demand the right to inspect any document that relates to a corporate act or transaction that requires special approval of the stockholders (e.g., transactions with Office Holders). The corporation may refuse the demand of a stockholder if it believes that the demand was not made in good faith or that the requested documents include a trade secret or a patent, or that the disclosure of the documents is otherwise likely to have an adverse effect on the Company's situation.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

     The Delaware General Corporation Law permits indemnification of officers, directors, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in proceedings, other than an action by or in the right of the corporation. The indemnified person, however, must have acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal actions, had no reasonable cause to believe that the conduct was unlawful.

     In the case of actions, by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred, and no indemnification may be made for any claim, issue or matter as to which the person has been adjudged to be liable to the corporation, unless indemnification is otherwise authorized by a court.

     Under the Israeli Companies Law, a corporation may indemnify an Office Holder against a monetary liability imposed on him in a court decision, including in settlement or arbitration proceedings and against reasonable legal expenses in a civil proceeding or in a criminal proceeding in which the Office Holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an Office Holder must be expressly allowed in the Articles of Association, under which the corporation may:

     - undertake in advance to indemnify its Office Holders with respect to categories of events that can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or

     - provide indemnification retroactively at amounts deemed to be reasonable by the board of directors. A corporation may also procure insurance of an Officer Holder's liability in consequence of an act performed in the scope of his office, in the following cases: (a) a breach of the duty of care of such Office Holder, (b) a breach of the duty of loyalty, only if the Office Holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the corporation, or (c) a monetary obligation imposed on the Office Holder for the benefit of another person.

     A corporation may not indemnify an Office Holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     - a breach by the Office Holder of his duty of loyalty unless the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the corporation;

     - a breach by the Office Holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

     - any act or omission done with the intent to derive an illegal personal benefit; or

     - any fine or penalty imposed on the Office Holder.

     In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, the corporation's Office Holders must be approved by the corporation's audit committee and board of directors and, in specified circumstances, by the corporation's stockholders.

     Gilat's Articles of Association provides that Gilat may indemnify an Office Holder for a breach of duty of care to the maximum extent permitted by law, before or after the occurrence giving rise to liability. In addition, Gilat may separately agree to indemnify an Office Holder, to the maximum extent permitted by law, against any liabilities that he may incur in such capacity. However, any agreement shall be limited with respect (i) to the categories of events that can be foreseen in advance by the board of directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by the board of directors to be reasonable in the particular circumstances. Gilat's Articles of Association, nevertheless, further provide that Gilat may indemnify any past or present Office Holder, to the maximum extent permitted by applicable law, with respect to any past occurrence, regardless of whether Gilat is obligated under any agreement to indemnify such Office Holder in respect of such occurrence.

QUORUM OF STOCKHOLDERS

     Under the Delaware General Corporation Law, and unless the certificate of incorporation or by-laws provide otherwise, a quorum at a meeting of stockholders consists of a majority of shares entitled to vote present in person or represented by proxy. In no event may a quorum consist of less than one-third of shares entitled to vote at the meeting. rStar's by-laws provide that a quorum shall be a majority of the issued and outstanding stock of rStar entitled to vote at the meeting, present in person or by proxy.

     The Israeli Companies Law provides that a quorum for purposes of conducting a general meeting of stockholders shall consist of two or more stockholders present in person or by proxy representing at least 25% of the voting power, unless the Articles of Association provide otherwise. Under Gilat's Articles of Association, a quorum for purposes of conducting a general meeting of stockholders consists of two or more stockholders, present in person or by proxy representing at least 33 1/3% of the voting power of Gilat.

                                 LEGAL MATTERS

     The validity of the Gilat ordinary shares to be issued in the exchange offer will be passed upon for Gilat by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel to Gilat.

                                    EXPERTS


     Kost, Forer & Gabbay, a member of Ernst & Young Global, independent auditors, have audited Gilat's consolidated financial statements as of December 31, 1999, 2000 and 2001 and for the years then ended, as set forth in their report. Gilat's financial statements have been included in this offer to exchange/prospectus in reliance on Kost, Forer & Gabbay's report, given on the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of rStar Corporation (f/k/a ZapMe! Corporation) at December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001, have been audited by Grant Thornton LLP, independent auditors, and for the year ended December 31, 1999 by Ernst & Young LLP, independent auditors, as set forth in their respective reports, and are included herein in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                  PAGE
                                                                  ----
GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
  CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
  (IN U.S. DOLLARS)
  Reports of Independent Auditors...........................           F-2
  Consolidated Balance Sheets...............................    F-3 to F-4
  Consolidated Statements of Operations.....................           F-5
  Statements of Changes in Shareholders' Equity.............           F-6
  Consolidated Statements of Cash Flows.....................    F-7 to F-8
  Notes to Consolidated Financial Statements................   F-9 to F-42
  Reports of Independent Auditors with Respect to
     Consolidated Subsidiaries..............................  F-43 to F-45
UNAUDITED PROFORMA CONSOLIDATED FINANCIAL INFORMATION OF
  GILAT SATELLITE NETWORKS LTD.
  Pro Forma Condensed Consolidated Balance Sheet as of
     December 31, 2001 (unaudited)..........................          F-47
  Pro Forma Condensed Consolidated Statement of Operations
     for the Year Ended December 31, 2001 (unaudited).......          F-48
  Notes to Unaudited Pro Forma Condensed Consolidated
     Financial Information..................................          F-49
RSTAR CORPORATION FINANCIAL STATEMENTS
  Report of Grant Thornton LLP, Independent Auditors........          F-52
  Report of Ernst & Young LLP, Independent Auditors.........          F-53
  Consolidated Balance Sheets as of December 31, 2000 and
     2001...................................................          F-54
  Consolidated Statements of Operations for each of the
     three years in the periods ended December 31, 1999,
     2000 and 2001..........................................          F-55
  Consolidated Statement of Redeemable Convertible Preferred
     Stock and Stockholders' Equity (Deficit)...............  F-56 to F-57
  Consolidated Statements of Cash Flows for each of the
     three years in the periods ended December 31, 1999,
     2000 and 2001..........................................          F-58
  Notes to Consolidated Financial Statements................          F-59
RSTAR CORPORATION CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002
  (UNAUDITED)...............................................
Condensed Consolidated Balance Sheets as of March 31, 2002
  and December 31, 2001.....................................          F-77
Condensed Consolidated Statements of Operations for the
  three months ended March 2002 and 2001....................          F-78
Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 2002 and 2001................          F-79
Notes to Condensed Consolidated Financial Statements........          F-80
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION FOR
  RSTAR CORPORATION
  Pro Forma Financial Information Description...............          F-84
  Pro Forma Condensed Consolidated Balance Sheet as of the
     Three Months Ended March 31, 2002......................          F-85
  Pro Forma Condensed Consolidated Statement of Operations
     for Three Months Ended March 31, 2002 and Year Ended
     December 31, 2001......................................  F-86 to F-87
  Notes to Unaudited Pro Forma Condensed Consolidated
     Statements of Operations...............................          F-88

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders of


GILAT SATELLITE NETWORKS LTD.



     We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 6% and 25% as of December 31, 2000 and 2001, respectively, and total revenues of approximately 13%, 8% and 25% for the years ended December 31, 1999, 2000 and 2001, respectively, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports has been furnished to us, and our opinion, insofar as it relates to data included for aforementioned subsidiaries, is based solely on the reports of the other auditors.



     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.



     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                          KOST FORER & GABBAY


                                          A Member of Ernst & Young
                                          International



Tel-Aviv, Israel


May 22, 2002

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS



                                                                    DECEMBER 31,
                                                              -------------------------
                                                                  2000          2001
                                                              ------------   ----------
                                                              U.S. DOLLARS IN THOUSANDS
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  192,471     $ 97,325
  Short-term bank deposits and current maturities of
     long-term bank deposits................................       34,303       12,900
  Short-term restricted cash................................           --        3,520
  Trade receivables, (net of allowance for doubtful accounts
     2000 -- $8,077; 2001 -- $114,703) *)...................      187,720      105,299
  Inventories...............................................      163,446      123,372
  Other accounts receivable and prepaid expenses *).........      119,688       65,850
                                                               ----------     --------
Total current assets........................................      697,628      408,266
                                                               ----------     --------
Long-term investments and receivables:
  Long-term restricted cash.................................           --        9,521
  Investment in affiliated companies........................       50,632           --
  Investment in other companies.............................       18,296       12,182
  Severance pay fund........................................        5,128        5,784
  Long-term note............................................       41,430       43,430
  Long-term trade receivables and other receivables *)......       53,477       40,279
                                                               ----------     --------
                                                                  168,963      111,196
                                                               ----------     --------
Property and equipment, net.................................      287,069      247,200
                                                               ----------     --------
Other assets and deferred charges, net......................       98,672       91,961
                                                               ----------     --------
Total assets................................................   $1,252,332     $858,623
                                                               ==========     ========


---------------


*)Includes the following balances resulting from transactions with related parties as of December 31, 2000 and 2001: trade receivables -- $43,963 and $1,102, respectively; other accounts receivable and prepaid expenses -- $37,410 and $0, respectively; long-term trade receivables and other receivables -- $16,386 and $0, respectively.



   The accompanying notes are an integral part of the consolidated financial statements.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  2000          2001
                                                              ------------   -----------
                                                              U.S. DOLLARS IN THOUSANDS
                                                                 (EXCEPT SHARE DATA)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term bank credit....................................   $   13,984     $   4,664
  Current maturities of long-term loans.....................          835        25,224
  Trade payables *).........................................       81,957        46,927
  Accrued expenses..........................................       32,482        51,737
  Other accounts payable....................................       25,475        30,142
                                                               ----------     ---------
Total current liabilities...................................      154,733       158,694
                                                               ----------     ---------
Long-term liabilities:
  Accrued severance pay.....................................        8,202         8,831
  Long-term loans, net of current maturities *).............      110,578       136,073
  Other long-term liabilities...............................       20,164        17,066
  Convertible subordinated notes............................      350,000       350,000
                                                               ----------     ---------
Total long-term liabilities.................................      488,944       511,970
                                                               ----------     ---------
Commitments and contingencies
Minority interest...........................................           --        10,639
                                                               ----------     ---------
Shareholders' equity:
  Share capital -- Ordinary shares of NIS 0.01 par
     value -- Authorized: 300,000,000 shares as of December
     31, 2000 and 2001; Issued and outstanding: 23,354,538
     and 23,388,613 shares as of December 31, 2000 and 2001,
     respectively...........................................           69            69
  Additional paid in capital................................      617,327       617,374
  Accumulated other comprehensive loss......................       (3,440)       (5,710)
  Accumulated deficit.......................................       (5,301)     (434,413)
                                                               ----------     ---------
Total shareholders' equity..................................      608,655       177,320
                                                               ----------     ---------
Total liabilities and shareholders' equity..................   $1,252,332     $ 858,623
                                                               ==========     =========


---------------


*)Includes the following balances resulting from transactions with related parties as of December 31, 2000 and 2001: trade payables -- $2,775 and $842, respectively, long-term loans, net of current maturities -- $908 and $962, respectively.



   The accompanying notes are an integral part of the consolidated financial statements.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999       2000       2001
                                                              --------   --------   ---------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                                  (EXCEPT PER SHARE DATA)
Revenues:
  Products *)...............................................  $238,564   $398,299   $ 279,297
  Services *)...............................................    99,309    106,263     106,732
                                                              --------   --------   ---------
                                                               337,873    504,562     386,029
                                                              --------   --------   ---------
Cost of revenues:
  Products..................................................   146,084    265,259     194,374
  Services *)...............................................    74,055     79,182      94,665
  Write-off of inventories..................................     4,634         --      59,790
                                                              --------   --------   ---------
                                                               224,773    344,441     348,829
                                                              --------   --------   ---------
Gross profit................................................   113,100    160,121      37,200
                                                              --------   --------   ---------
Research and development costs, net *)......................    24,791     31,272      38,248
Selling, marketing, general and administrative expenses.....    65,991     82,444     121,479
Provision and write-off for doubtful accounts and capital
  lease receivables **).....................................     2,423      3,654     134,614
One time expense due to settlement arrangement with the
  OCS.......................................................        --         --       3,447
Impairment of tangible and intangible assets................        --         --      93,562
Restructuring charges.......................................      (356)        --      30,284
                                                              --------   --------   ---------
Operating income (loss).....................................    20,251     42,751    (384,434)
Financial income (expenses), net............................     3,267     (1,289)    (21,334)
Write-off of investments....................................      (896)    (9,350)    (28,007)
                                                              --------   --------   ---------
Income (loss) before taxes on income........................    22,622     32,112    (433,775)
Taxes on income.............................................     2,475      2,003         974
                                                              --------   --------   ---------
Income (loss) after taxes on income.........................    20,147     30,109    (434,749)
Equity in losses of affiliated companies....................      (536)      (950)       (252)
Acquired in-process research and development of an
  affiliated company........................................        --    (10,000)         --
Minority interest in losses of subsidiaries.................        --        276       5,889
                                                              --------   --------   ---------
Net income (loss)...........................................  $ 19,611   $ 19,435   $(429,112)
                                                              ========   ========   =========
Net earnings (loss) per share:
  Basic.....................................................  $   0.96   $   0.86   $  (18.37)
                                                              ========   ========   =========
  Diluted...................................................  $   0.92   $   0.81   $  (18.37)
                                                              ========   ========   =========
Weighted average number of shares used in computing net
  earnings (loss) per share (in thousands):
  Basic.....................................................    20,447     22,516      23,361
                                                              ========   ========   =========
  Diluted...................................................    21,429     24,099      23,361
                                                              ========   ========   =========


---------------


 *) Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 1999, 2000 and 2001: product revenues -- $52,700, $105,708 and $24,947, respectively; service revenues -- $0, $44,526 and $25,070, respectively; cost of services -- $(14,804), $(16,126) and $(36,078), respectively; research and development costs, net -- $0, $(2,000) and $(4,000), respectively.


**) Primarily from Starband (see note 1c)

   The accompanying notes are an integral part of the consolidated financial statements.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES



                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                          (U.S. DOLLARS IN THOUSANDS)



                              NUMBER OF                              ACCUMULATED
                               ORDINARY                ADDITIONAL       OTHER                         TOTAL           TOTAL
                                SHARES        SHARE     PAID-IN     COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                            (IN THOUSANDS)   CAPITAL    CAPITAL         LOSS          DEFICIT     INCOME (LOSS)      EQUITY
                            --------------   -------   ----------   -------------   -----------   -------------   -------------
Balance as of January 1,
  1999....................      16,162         $52      $266,915       $    --       $ (44,347)     $      --       $ 222,620
  Issuance of share
    capital in a public
    offering in February
    1999, net.............       4,711          11       254,459            --              --             --         254,470
  Exercise of options.....         274           1         5,678            --              --             --           5,679
  Comprehensive income
    (loss) -- Foreign
    currency translation
    adjustments...........          --          --            --        (2,557)             --         (2,557)         (2,557)
  Net income..............          --          --            --            --          19,611         19,611          19,611
                                ------         ---      --------       -------       ---------      ---------       ---------
Total comprehensive
  income..................                                                                          $  17,054
                                                                                                    =========
Balance as of December 31,
  1999....................      21,147          64       527,052        (2,557)        (24,736)     $      --         499,823
  Conversion of
    convertible
    subordinated notes,
    net...................       1,786           4        75,095            --              --             --          75,099
  Issuance of shares in
    consideration for the
    acquisition of DNI....         218           1         7,682            --              --             --           7,683
  Exercise of options.....         204         (*-         7,498            --              --             --           7,498
  Comprehensive income
    (loss) -- Foreign
    currency translation
    adjustments...........          --          --            --          (883)             --           (883)           (883)
  Net income..............          --          --            --            --          19,435         19,435          19,435
                                ------         ---      --------       -------       ---------      ---------       ---------
Total comprehensive
  income..................                                                                          $  18,552
                                                                                                    =========
Balance as of December 31,
  2000....................      23,355          69       617,327        (3,440)         (5,301)     $      --         608,655
  Exercise of options,
    net...................          34         (*-            47            --              --             --              47
  Comprehensive loss --
    Foreign currency
    translation
    adjustments...........          --          --            --        (2,270)             --         (2,270)         (2,270)
  Net loss................          --          --            --            --        (429,112)      (429,112)       (429,112)
                                ------         ---      --------       -------       ---------      ---------       ---------
Total comprehensive
  loss....................                                                                          $(431,382)
                                                                                                    =========
Balance as of December 31,
  2001....................      23,389         $69      $617,374       $(5,710)      $(434,413)                     $ 177,320
                                ======         ===      ========       =======       =========                      =========


---------------

*)Represents an amount lower than $ 1.


   The accompanying notes are an integral part of the consolidated financial statements.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                           U.S. DOLLARS IN THOUSANDS



                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $  19,611   $  19,435   $(429,112)
Adjustments required to reconcile net income (loss) to net
  cash used in operating activities:
  Depreciation and amortization.............................     22,652      42,431      61,753
  Impairment of goodwill and other assets...................         --          --      78,809
  Write off of investments..................................        896       9,350      28,007
  Impairment of property and equipment and other and current
    assets..................................................         --          --      14,753
  Acquired in-process research and development of an
    affiliated company......................................         --      10,000          --
  Equity in losses of affiliated companies and unrealized
    gains on sales to affiliated companies..................      1,674         950         252
  Accrued severance pay, net................................        650       1,206           7
  Interest accrued on short and long-term bank deposits.....     (3,542)      2,204       1,344
  Write-off of inventory....................................      4,634          --      59,790
  Interest accrued on long term loan to an affiliated
    company.................................................         --          --        (242)
  Minority interest in losses of subsidiaries...............         --          --      (5,424)
  Deferred income taxes, net................................        265      (3,575)     (1,058)
  Decrease (Increase) in trade receivables..................    (40,013)   (104,068)     25,053
  Decrease (Increase) in other accounts receivable and
    prepaid expenses (including long-term receivables)......    (79,896)    (65,300)     43,513
  Decrease (Increase) in inventories........................      9,231     (75,318)     (9,119)
  Increase (decrease) in trade payables.....................     14,655      42,112     (36,727)
  Increase (decrease) in accrued expenses...................     (6,769)       (355)     13,265
  Increase (decrease) in other accounts payable and other
    long-term liabilities...................................     14,481      (3,003)     (8,526)
  Other.....................................................         91          16          40
                                                              ---------   ---------   ---------
Net cash used in operating activities.......................    (41,380)   (123,915)   (163,622)
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (91,966)   (147,907)    (59,235)
  Return of investment in a company.........................         --          --       2,500
  Investment in affiliated companies........................         --     (49,680)         --
  Investment in other companies.............................    (14,246)    (17,012)     (2,578)
  Investment in short-term bank deposits....................    (93,948)   (198,300)    (12,900)
  Proceeds from short-term bank deposits....................     73,948     218,000         303
  Investment in long-term bank deposits.....................    (50,000)         --          --
  Proceeds from long-term bank deposits.....................         --      56,678      34,000
  Long-term note............................................         --     (40,000)         --
  Long-term loans to affiliated company.....................       (500)     (5,150)         --
  Acquisition of rStar(a)...................................         --          --      51,379
  Acquisition of DNI(b).....................................         --         278          --
  Acquisition of GTHLA(c)...................................         --       3,558          --
  Proceeds from sale of property and equipment..............        172          34      32,549
  Investment in restricted cash.............................         --          --     (12,464)
  Investment in other assets................................         --      (2,556)     (5,364)
                                                              ---------   ---------   ---------
Net cash provided by (used in) investing activities.........   (176,540)   (182,057)     28,190
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of share capital in a public offering in February
    1999, net...............................................    254,470          --          --
  Exercise of options.......................................      5,679       7,498          47
  Issuance of convertible subordinated notes, net of
    issuance expenses of $10,609............................         --     339,391          --
  Short-term bank credit, net...............................    (16,172)      6,984      (9,320)
  Proceeds from long-term loans.............................         --     111,413      54,158
  Payment of long term loans................................         --          --      (4,535)
                                                              ---------   ---------   ---------
Net cash provided by financing activities...................    243,977     465,286      40,350
                                                              ---------   ---------   ---------
Effect of exchange rate changes on cash.....................       (240)       (224)        (64)
                                                              ---------   ---------   ---------
Increase (decrease) in cash and cash equivalents............     25,817     159,090     (95,146)
Cash and cash equivalents at the beginning of the year......      7,564      33,381     192,471
                                                              ---------   ---------   ---------
Cash and cash equivalents at the end of the year............  $  33,381   $ 192,471   $  97,325
                                                              =========   =========   =========
SUPPLEMENTARY CASH FLOWS ACTIVITIES:
  (a) Cash paid during the year for:
      Interest..............................................  $   6,096   $   8,979   $  21,436
                                                              =========   =========   =========
      Income taxes..........................................  $   1,989   $   8,845   $   1,218
                                                              =========   =========   =========
  (b) Non-cash transactions:
      Conversion of convertible subordinated notes, net.....  $      --   $  75,099   $      --
                                                              =========   =========   =========
      Acquisition of rStar in exchange for satisfaction of
       capital lease obligation.............................  $      --   $      --   $  45,000
                                                              =========   =========   =========
  Investment in other companies (see Note 6a)...............  $      --   $      --   $   3,100
                                                              =========   =========   =========



   The accompanying notes are an integral part of the consolidated financial statements.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                           U.S. DOLLARS IN THOUSANDS



                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
(a) Acquisition of rStar (see also Note 2a)
     Estimated net fair value of assets acquired and
      liabilities assumed at the date of acquisition was as
      follows:
       Working capital deficiency (excluding cash and cash
        equivalents)........................................     $ 39,956
       Equity investment....................................       42,187
       Long-term trade receivables and other receivables....       (2,288)
       Property and equipment...............................       (4,507)
       Other long-term liabilities..........................       20,545
       Net assets of discontinued operations................      (12,458)
       Minority interest....................................        6,267
       Goodwill.............................................      (38,323)
                                                                 --------
                                                                 $ 51,379
                                                                 ========
(b) Acquisition of DNI (see also Note 2b)
     Estimated net fair value of assets acquired and
      liabilities assumed at the date of acquisition was as
      follows:
       Working capital (excluding cash and cash
        equivalents)........................................     $   (160)
       Property and equipment...............................          (72)
       Goodwill.............................................       (7,173)
     Less -- amounts acquired by issuance of shares.........        7,683
                                                                 --------
                                                                 $    278
                                                                 ========
(c) Acquisition of GTHLA (see also Note 2c)
     Estimated net fair value of assets acquired and
      liabilities assumed at the date of acquisition was as
      follows:
       Working capital deficiency (excluding cash and cash
        equivalents)........................................     $ 28,054
       Less equity investment and long-term loan to an
        affiliated company..................................       10,958
       Long-term trade receivables and other receivables....         (544)
       Property and equipment...............................      (17,682)
       Other long-term liabilities..........................       16,808
       Goodwill.............................................      (34,036)
                                                                 --------
                                                                 $  3,558
                                                                 ========



      The accompanying notes are an integral part of the consolidated financial statements.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1:  GENERAL



     a.  Organization:



        Gilat Satellite Networks Ltd. ("the Company") and its wholly-owned subsidiaries ("the Group"), are providers of products and services for satellite-based communications networks. The Group designs, develops, manufactures, markets and sells products and provides services for products that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal ("VSAT") satellite earth stations and related central station (hub) equipment.



        On December 31, 1998, the Company acquired from SES American Communications, Inc. ("SES Americom", formerly: GE American Communications), the entire share capital of GE Capital Spacenet, Inc., which was renamed Spacenet, Inc. ("Spacenet"), as well as the entire share capital of two European affiliates of Spacenet, in exchange for the Company's shares. Spacenet is a U.S. corporation, which offers a wide range of satellite-based networking products and services through VSAT networks. Prior to the acquisition, Spacenet was the Company's largest customer. SES Americom held more than 10% of the Company's Ordinary Shares during the years ended December 31, 1999 to 2001, therefore, it is considered a related party.



        For a description of principal markets and customers, see Note 16.



     b.  StarBand Communications Inc.:



        On March 30, 2000, the Company and Spacenet Inc, a subsidiary of the Company ("Spacenet"), Microsoft Network LLC ("MSN"), EchoStar Communications Corporation ("EchoStar") and ING Furman Selz Investment ("ING"), entered into an agreement, pursuant to which MSN, EchoStar and ING invested a total of $125 million in, and the Company and Spacenet contributed certain intangibles such as exclusive marketing rights, trademarks, technology, know-how and other to a newly formed joint venture, StarBand Communications Inc. ("StarBand" or the "JV"), a North American broadband satellite internet service provider. As a result of the above investment, the Company through Spacenet, MSN, EchoStar and ING owned 42.1%, 17.7%, 17.7% and 7.2%, respectively, of the outstanding capital of StarBand. In addition, certain related parties of StarBand held 8% of its outstanding capital.



        There are additional agreements covering, inter-alia, the supply of equipment and services to MSN by StarBand. The Company and Spacenet have entered into a master supply and services agreement under which the Company and Spacenet provide StarBand with, among other things, network operations, equipment, use of facilities and certain research and development support.



        The Company accounted for the transaction as a contribution of assets to the newly formed entity at the transferors' basis which was zero, in accordance with FASB's Emerging Issues Task Force 89-7 "Exchange of assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity" ("EITF 89-7") and Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18").



        In September 2001, EchoStar invested an additional $50 million in StarBand, increasing its equity ownership to 29.2% (decreasing the Company and Spacenet ownership to 34.9%). The agreement allows for an additional increase in ownership by EchoStar of up to 56.8% (decreasing the Company ownership to 20.9%) upon EchoStar's fulfillment of its undertaking to launch a next generation satellite. The Company, Spacenet and StarBand agreed in conjunction with the investment agreement that StarBand will pay its outstanding receivable to the Company in the amount of $75 million as of December 31, 2001, in a way of quarterly $5 million installments commencing in January, 2002. However, subsequent to the balance sheet date: (a) Echostar announced that it would not provide additional funds to Starband; (b) Starband has not fulfilled its obligation to pay $5 million in the first

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES quarter of 2002; and (c) Starband's cash position has deteriorated. In accordance with Statement of Financial Accounting Standard No. 5 "Accounting for Contingencies" ("SFAS No. 5"), the Company identified the above conditions as a type I event and accordingly, recorded in the fourth quarter of 2001, a bad debt provision of $75 million included in selling, marketing, general and administrative expenses and reversed $3 million in revenues.



        All the ownership percentages above are presented on a fully diluted basis.



     c.  Restructuring charges, write offs and other significant charges:



        In the year 2001, the Group did not meet its projected sales. The recession was having an affect on the communications industry. The Group began to experience a slowdown in orders and sales in virtually all of its markets vertical, consumer and enterprise.



        The Group realized that its corporate sales would indeed be heavily impacted. In addition to the corporate enterprise market, the consumer market also experienced its first slowdown in sales.



        Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of the investments would not be recoverable.



        As a result of the above, the Company's management recorded the following charges:



        1.  Restructuring charges of approximately $ 30.3 million. (See Note
           12).



        2. Write off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $59.8 million, which is included in cost of revenues. (See Note 4b).



        3. Reserve for capital lease receivables, increase in bad debt provision and write offs in an amount of approximately $134.6 million of which $75 related to StarBand. The provisions are included in selling, marketing, general and administrative expenses. (See Note
           15b).



        4.  Impairment of tangible and intangible assets as follows:



           a. Property and equipment and current assets in an amount of approximately $14.8 million. (See Note 7c).



           b. Goodwill and intangible assets in an amount of approximately $78.8 million. (See Note 8c).



        5. Impairment of investments in other companies in an amount of approximately $19.6 million. The impairment was recorded as a write off of investments in the statement of operations. (See Note 6).



        6. Impairment of investment in affiliated company in an amount of approximately $8.4 million. The impairment was recorded as a write off of investments in the statement of operations. (See Note 5b).



NOTE 2:  ACQUISITIONS



     a. Until October 2000, the Company held 1.2% of the Common Stock of rStar Corporation Inc. ("rStar" (formerly: ZapMe! Corporation)), a public company traded on the Nasdaq National Market, which had been acquired for total consideration of approximately $2.5 million. This primary investment was recorded under the cost method.



        In November and December 2000, Gilat BV acquired 47.8% of rStar's Common Stock for $49.7 million in cash, under a tender offer dated October 3, 2000.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

        In 2000, after the additional investment, the investment in rStar was accounted for using the equity method. The Company identified the cost of each investment, the fair value of the underlying assets acquired, and the goodwill related to each step of the investment. An amount of $10 million out of the total investment was attributed to in-process research and development. The technological feasibility of rStar's in-process research and development had not yet been established, and there was no alternative future use for it. During 2000, Gilat BV did not record equity losses with respect to rStar results of operations due to immateriality.



        During January 2001, Gilat BV acquired an additional 2% interest in rStar for approximately $2 million, reaching 51%, of the outstanding share capital of rStar pursuant to the tender offer mentioned above. As a result, Gilat consolidated rStar's financial statements from January 1, 2001. The additional acquisition was treated on the basis of the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the dates of acquisition. The Company included both the previously recorded goodwill included in investment in an affiliated company and the new goodwill from the additional purchase in other assets.



        During May 2001 rStar issued and delivered to Gilat BV 19,396,552 shares of rStar Common Stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet in the amount of approximately $45 million, which resulted in the Group increasing its share equity in rStar from 51% to approximately 66%. The Company accounted for the transaction based on the fair value of rStar's capital lease obligation on the basis of the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 "Business Combination" ("APB 16"). This transaction resulted in recording additional goodwill.



        In April 2001 the Group signed an agreement with rStar, which was amended in September 2001 and again in December 2001. According to the amended agreement, rStar would acquire StarBand Latin America (Holland) BV ("StarBand Latin America") from the Group in exchange for 43,103,448 shares of rStar Common Stock. rStar would also make a tender offer to reacquire up to approximately 29% of its Common Stock held by its shareholders (other than the Group) in exchange for up to 466,105 Ordinary shares of Gilat and cash consideration. The amount of the cash consideration, ranging from $2 million to $10 million will be calculated pursuant to a formula, which is tied to the average closing price for Gilat's Ordinary shares over a consecutive 10-day trading period ending on the fifth trading day prior to the expiration of the offer.



        Pursuant to the first and the second amendments of the agreement, in the event of StarBand Latin America reaching certain net income levels in the next few years, Gilat would be entitled to receive additional shares of rStar Common Stock. In the event StarBand Latin America does not reach certain net income levels in the next few years, rStar shareholders will be entitled to receive in each of the two years in the period ending June 2004 cash consideration in the amount of $2.5 million or $5 million per year, subject to those results. The terms of the special cash consideration and the additional share issuance will be canceled in the event of a rStar public offering or in the event rStar closes a sale of its Common Stock, in a single transaction, with a party other than the Group that raises gross proceeds to rStar of at least $100 million, at a price of rStar Common Stock equal to $1 per share. Under the revised terms, only 60% of these proceeds need to be in the form of cash.



        Upon conclusion of the acquisition and the tender offer described above, and assuming that the maximum number of shares of rStar Common Stock are tendered in the offer, the ownership of the Group and its affiliates in rStar will increase from approximately 66% to approximately 85%.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

        In September 2001, the Company wrote off goodwill and other intangible assets related to rStar in an amount of $78.8 million (See Notes 1c and 8c). The remaining $3 million is included in goodwill and has a useful life of 5 years.



        As for subsequent events, see Note 17c.



        The following represents the unaudited pro-forma results of operations for the year ended December 31, 2000, assuming that rStar acquisition had been consummated as of January 1, 2000:



                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2000
                                                               ------------
                                                               IN THOUSANDS
                                                               (EXCEPT PER
                                                               SHARE DATA)
                                                                UNAUDITED
Total revenues..............................................     $477,820
                                                                 ========
Loss from continuing operations*)...........................     $ (3,093)
                                                                 ========
Loss per share from continuing operations:
  Basic.....................................................     $  (0.14)
                                                                 ========
  Diluted...................................................     $  (0.14)
                                                                 ========


        -----------------------


        *)The net loss from continuing operations was created mainly from rStar losses and goodwill amortization.



        Pro-forma information in accordance with APB 16 for the year ended December 31, 2001 has not been provided as the net income and earnings per share were not material in relation to total consolidated net income and net earnings per share.



     b. On July 12, 2000, the Company acquired all of the shares of Deterministic Networks, Inc. ("DNI"), a privately held company based in California, which is a supplier of Policy-Based Networking products and, providing quality of service (QoS), network management, and Internet security capabilities that enhance the products and services of its customers. The total consideration was approximately $7.8 million which was paid in 218,422 Ordinary shares of the Company. The operations of DNI are included in the consolidated statements from July 1, 2000. The acquisition was treated on the basis of the purchase method of accounting. Accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of DNI and resulted in recording goodwill in the amount of approximately $7.2 million, which is being amortized over 5 years. The purchase price was based on the market price of the Company's Ordinary shares on the announcement date of the transaction.



        Pro-forma information in accordance with APB 16 has not been provided as the net income and earnings per share of DNI for 1999 and 2000 were not material in relation to total consolidated net income and net earnings per share.



     c. In April 1998, a then wholly-owned subsidiary, Gilat To Home Latin America (Antilles) N.V. (formerly -- "Global Village Telecom (Antilles) N.V.") ("GTHLA"), which was engaged in the same line of business as the Company, completed a private placement with an international group of investors, who invested $40 million in GTHLA and were issued approximately 92% of its share capital. The Company invested $2.5 million in GTHLA as part of the private placement. Following the private placement, the Company's shareholding was reduced to 5.7%, generating a gain of $1.3 million, included in other income, net, and GTHLA became an affiliated company, since the Company has

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES retained significant influence therein. Certain shareholders hold approximately 2.5% of the share capital of GTHLA.



         The Company provided a $7.5 million loan, convertible into GTHLA's common stock which, in the event of conversion, would confer upon the Company a further 15% shareholding in GTHLA.



         In April 2000, the Company's subsidiary, Gilat Satellite Networks (BV) ("Gilat BV") and the other shareholders of GTHLA entered into an agreement, pursuant to which the latter were to exchange all of their rights in GTHLA for the rights of GTHLA in two Brazilian entities formed to provide telephone and other communications services in south central Brazil, and a cash payment of $5.3 million. As part of the transaction, the Company granted a $40 million long-term note ("Original Note"), to a new entity formed by those investors, in exchange for a note convertible into Common shares of the new entity equal to approximately 9.1% of the then outstanding shares of the new entity. The note bears interest at 5% per annum and matures in May 2002. Following the transaction, Gilat BV, together with certain other shareholders, holds 100% of GTHLA. The operations of GTHLA are included in the Company's consolidated results of operations from April 14, 2000. The acquisition was accounted for by the purchase method, and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of GTHLA and resulted in recording of goodwill in the amount of approximately $34 million, which is being amortized over 10 years. At present, the parties are considering an amendment of the Original Note, in order to redefine certain terms and conditions, including without limitation those relating to maturity date. As such, the note is presented in long-term receivables. On May 14, 2002, Gilat accepted an Amendment and Restatement of the Convertible Subordinated Note. Under the terms of the Restated Note, the note matures on December 27, 2002 and a portion of the interest ($3 million) is due in installments, the last of which is payable September 30, 2002. In addition, the Amended Note improves the conversion terms for Gilat and also provides for a cash pre-payment of certain amounts to Gilat in the event of financing for GVT.



         The following unaudited pro forma information presents the results of operations for the Group and GTHLA for the years ended December 31, 1999 and December 31, 2000, as if the acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively.



                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                                   IN THOUSANDS
                                                              (EXCEPT PER SHARE DATA)
                                                                     UNAUDITED
Total revenues..............................................   $317,504     $496,351
                                                               ========     ========
Net loss....................................................   $ (9,127)    $ (5,568)
                                                               ========     ========
Basic and diluted net loss per share........................   $  (0.45)    $  (0.25)
                                                               ========     ========



         The pro-forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 1999, nor is it necessarily indicative of future results.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES



     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").



     a. Use of estimates:



        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



     b. Financial statements in U.S. dollars:



        The majority of the revenues of the Company and certain subsidiaries are generated in U.S. dollars ("Dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollars. Company's management believes that the Dollar is the primary currency of the economic environment in which the Company, its affiliated companies, reported under the equity method, and certain of its subsidiaries, operate. Thus, the functional and reporting currency of the Company, certain of its subsidiaries, and its affiliates is the Dollar.



        Accordingly, monetary accounts maintained in currencies other than the Dollar are remeasured into U.S. Dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.



        The financial statements of foreign subsidiaries whose functional currency is their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).



     c. Principles of consolidation:



        The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions, including profits from inter-company sales not yet realized outside the Group, have been eliminated upon consolidation.



     d. Cash equivalents:



        Cash equivalents are short-term highly liquid investments that are not restricted as to withdraws or use with original maturities of three months or less.



     e. Short-term bank deposits:



        Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.



     f. Short-term restricted cash:



        Restricted cash is primarily invested in certificates of deposit, which mature within one year, linked to the U.S dollar, bear interest at rates of 1.5% - 4.5% and is used as collateral for the lease of the Group's office and performance guarantees to customers.



     g. Inventories:



        Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, excess inventories, discontinued products,

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES and for market prices lower than cost. In 2001, the Company wrote off approximately $59.8 million of excess inventory, discontinued products, and for market prices lower than cost, which has been included in cost of revenues (See Note 1c and 4b).



         Cost is determined as follows:



         Raw materials, parts and supplies -- using the average cost method with the addition of allocable indirect manufacturing costs.



         Work-in-progress -- represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.



         Finished products -- on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.



         Inventories include amounts related to long term contracts as determined by the percentage of completion method of accounting. Such amounts are recorded as "cost and estimated earnings in excess of billings".



     h.  Long-term restricted cash:



         Restricted cash is primarily invested in certificates of deposit, which mature in more than one year, linked to the U.S dollar, bear interest at a rate of 4.5%, and used as collateral for the lease of the Group's office and performance guarantees to customers.



     i.  Investment in affiliated companies:



         In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.



         The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill, acquired in-process research and development and other identifiable assets.



         Goodwill is amortized in equal annual installments over 5 years, commencing with the acquisition date.



         Acquired in-process research and development related to investments in affiliated companies is expensed when the technological feasibility has not yet been established, and for which there is no alternative future use.



         Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, based on managements' most recent analyses, impairment losses have been identified in the amount of $8.4 million (See Notes 1c and 5b).



     j.  Investment in other companies:



         The investment in these companies is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.



         Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, based on managements' most recent analyses, impairment losses have been identified in the amount of $19.6 million (See Notes 1c and 6).

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     k.  Long term trade receivables:



         Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.



     l. Property and equipment:



        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:



                                                               YEARS
                                                              --------
          Buildings.........................................     50
          Computers and electronic equipment................  3 - 12.5
          Office furniture and equipment....................   5 - 17
          Vehicles..........................................     7



        Leasehold improvements are amortized by the straight-line method over useful life of the improvements.



        Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.



        The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years.



        The Group periodically assesses the recoverability of the carrying amount of property and equipment in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") and provides for any impairment loss based upon the difference between the carrying amount and the fair value of such assets. Any impairment loss is recognized in the statement of operations. In 2001, such impairments were indicated and the Group recognized impairment loss in the amount of $10.2 million (See Notes 1c and 7c).



     m.  Other assets and deferred charges:



        Other assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:



                                                                              YEARS
                                                                              -----
        Goodwill........................................  5 - 15
                                                          5 (over the period from
        Issuance costs..................................  issuance to maturity)
        Customer acquisition costs......................  7.5
        Other...........................................  5 - 8



        The Group evaluates the recoverability of goodwill and other intangible assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In those cases that quoted market price in an active market exist, the Company uses the market price as the measure for the fair value. Any impairment loss is recognized in the

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES statement of operations. In 2001, such impairments were indicated and the Group recognized impairment loss in the amount of $78.8 million, which was included in the impairment of tangible and intangible assets in the statements of operations. (See Notes 1c, 2a and 8c).



     n.   Revenue recognition:



        The Group generates revenues mainly from sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSAT's and the services include access to and communication with satellites ("space segment"), installation of network equipment, consulting, on-line network monitoring and network maintenance and repair services. Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"), when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable. The Group does not grant rights of return. The Group sells its products primarily through its direct sales force and indirectly through resellers, both of whom are considered end users.



        Revenues from products under sales-type-lease contracts are recognized in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases" ("SFAS No. 13") upon installation or upon shipment, in cases where the customer obtains its own or others installation services. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income. The net investments in sales-type-lease are discounted at the interest rates implicit in the leases.



        Revenue from products and services under operating leases of equipment is recognized ratably over the lease period.



        Arrangements that include installation services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, the entire revenue under the arrangement is recognized using the contract accounting under the percentage of completion method. When services are not considered essential, the service revenue is recognized when the services are performed.



        Revenues from services under long-term contracts are recognized based on Statement Of Position No. 81-1 "Accounting for Performance of Construction -- Type and Certain Production -- Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. For provision for estimated losses, see Note 14h.



        Service revenues is recognized ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.



        Deferred revenue includes unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.



     o.   Research and development:



        Research and development expenses, net of grants received, are charged to expenses as incurred.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     p.   Grants:



        The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, U.S.-Israel Science and Technology Foundation ("USISTF") and from other funding sources for funding approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction from research and development costs. As for one-time expense related to the settlement of an Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("OCS") program, see Note 14h.



     q.   Income taxes:



        The Group accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.



     r.   Concentrations of credit risks:



        Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, short-term and long-term restricted cash, trade receivables, long-term trade receivables, long-term note and long-term loan to an affiliate.



        Cash and cash equivalents, short-term and long-term restricted cash and short-term bank deposits are invested mainly in U.S dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.



        The trade receivables and long-term trade receivables of the Group derive from sales to major customers located in the U.S., Europe, South America, Latin America and the Far East. The Group performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures. (See Note 15b).



        The long-term note derives from a loan to a third party located in Latin America. The Group performs ongoing credit evaluations.



        The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.



     s.   Accounting for stock-based compensation:



        The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures, required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in Note 11b.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     t.   Severance pay:



        The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.



        The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.



        The liability of the German subsidiary for severance pay is calculated pursuant to employment agreements. Accordingly, employees are entitled to private pension plan starting with their tenth year of employment.



        Severance pay expenses for the years ended December 31, 1999, 2000 and 2001, amounted to approximately $1,807,000, $2,494,000 and $2,933,000, respectively.



     u.   Fair value of financial instruments:



        The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:



        The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables, short term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.



        The carrying amounts of the Group's long-term borrowing arrangements (other than the subordinated notes), long-term note, long-term loan to an affiliate, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.



        The fair value, which was determined according to market value, and the carrying amount of the Group's convertible subordinated notes was $220.5 million and $350 million as of December 31, 2000, respectively and $91.0 million and $350 million as of December 31, 2001, respectively.



     v.   Basic and diluted net earnings (loss) per share:



        Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 "Earnings per Share" ("SFAS No. 128").



        Convertible subordinate notes, outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings
        (loss) per Ordinary share when such securities are anti-dilutive for the periods presented. The total weighted average number of shares related to the convertible subordinated notes, outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 1,785,690, 2,132,405 and 1,960,283 for the years ended December 31,
        1999, 2000 and 2001, respectively.



        The difference between the weighted average number of shares used in computing basic net earnings (loss) per share and the weighted average number of shares used in computing diluted net earnings

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

        (loss) per share for the three years ended December 31, 2001 derives from potential Ordinary shares considered outstanding as a result of options outstanding during the year. In 1999, 2000 and 2001, the shares attributable to the convertible subordinated notes have been excluded from the calculation of the diluted net loss per Ordinary share because such securities were anti-dilutive. In addition, for the three years ended December 31, 2001, there were no adjustments to net income (loss) in computing diluted earnings (loss) per share.



     w.  Impact of recently issued accounting standards:



        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combination completed after June 30, 2001. Statement No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.



        The Company will apply Statement No. 142 beginning in the January 1, 2002. The Company will test the goodwill for impairment using the two-step process prescribed in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and identified lived intangible assets as of January 1, 2002 in the first half of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as cumulative effect of a change in accounting principle in the first half of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.



        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged.



        The Company expects to adopt SFAS No. 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of SFAS No. 144 will have on the Company's financial position and results of operations.



     x.   Reclassification:



        Certain 1999 and 2000 figures have been reclassified in order to conform with the 2001 presentation.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTE 4:  INVENTORIES



     a.  The inventory is comprise of the following:



                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         2000          2001
                                                                      -----------   -----------
                                                                      U.S. DOLLARS IN THOUSANDS
        Raw materials, parts and supplies...........................   $ 53,258      $ 35,040
        Work in progress............................................     12,049         5,103
        Finished products...........................................     66,875        79,583
        Cost and estimated earnings in excess of billings on
          uncompleted contracts *)..................................     31,264         3,646
                                                                       --------      --------
                                                                       $163,446      $123,372
                                                                       ========      ========
        *) Composed as follows:
          Cost incurred on uncompleted contracts....................   $ 39,598         7,410
          Estimated earnings........................................      4,027           627
                                                                       --------      --------
                                                                         43,625         8,037
        Less billings...............................................    (12,361)       (4,391)
                                                                       --------      --------
                                                                       $ 31,264      $  3,646
                                                                       ========      ========



     b. The Group periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. In September 2001, as a result of adjusted forecast of revenues for the years 2001 and 2002, and the decision to discontinue selling certain products, the Group (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $14 million (ii) wrote off the products that were discontinued in accordance with the restructuring plan, in the amount of approximately $37 million and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $9 million. These amounts include provision for canceled purchase orders and legal claims in the amount of $5.8 million (see note 10.g.6).



NOTE 5:  INVESTMENTS IN AFFILIATED COMPANIES



     a.  The investments in affiliated companies comprise as follows:



                                                                       DECEMBER 31,
                                                                      ---------------
                                                                        2000     2001
                                                                      --------   ----
                                                                      U.S. DOLLARS IN
                                                                         THOUSANDS
        Cost........................................................  $ 58,104    $--
        Share in accumulated losses.................................   (12,622)   --
                                                                      --------    --
                                                                        45,482    --
        Long-term loan *)...........................................     5,150    --
                                                                      --------    --
        Total investments...........................................  $ 50,632    $--
                                                                      ========    ==


---------------


        *) The loan to KSAT Satellite Networks Inc. ("KSAT") is denominated in dollars, bears interest at an annual rate of LIBOR and will be repaid in five semi-annual installments beginning March, 2002.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     b. In November and December 2000, Gilat BV acquired 47.8% of the Common Stock of rStar for a consideration of $49.7 million paid in cash, under a tender offer dated October 3, 2000. In 2000, prior to the tender offer date, the Company held 1.2% of rStar's Common Stock, which were acquired for total consideration of approximately $2.5 million. The investment was accounted for using the equity method (See Note 2a).



     c. The Company equity ownership in KSAT, a Canadian company, as of December 31, 2001 is 23.4% on a fully diluted basis. As a result of assessing the recoverability of the carrying amount of investments, the Company's management decided in the year 2001, to write-off its investment in KSAT including the long term loan in the total amount of $8.4 million since certain circumstances such as the global decrease in the telecommunication companies' depressed market conditions and difficulties in raising additional capital, indicated that the carrying amount of the investment may not be recoverable. The impairment charge is included in write off of investments.



NOTE 6:  INVESTMENTS IN OTHER COMPANIES



     a. On June 30, 2001, the Company's subsidiary, GTHLA completed a transaction with Communication y Telefonia Rural S.A. ("CTR") via Rural Telecommunications Chile S.A. ("RT"), an entity formed by CTR to facilitate this transaction, whereby GTHLA transferred its Chilean rural telephony network to RT, comprised of property and equipment totaling approximately $4.7 million, capitalized software totaling approximately $3.4 million, and inventory totaling approximately $3.1 million, in exchange for 13% of the outstanding shares of CTR. The transaction was accounted for under APB No. 29 "Accounting for Non-monetary Transactions" and as a result no gain or loss was recognized for the exchange of property and equipment and capitalized software for shares of CTR as the fair market value of the property and equipment and capitalized software approximated the book value on the date of the transaction. In addition, GTHLA recorded revenues of $3.1 million relating to the sale of inventory to CTR.



     b. On March 6, 2000, the Company entered into an agreement to invest $10 million in Knowledge Broadcasting. Com LLC ("KBC"), a multi-media company formed to distribute content to businesses and homes, using satellite and other technologies, in return for approximately 10 million shares of KBC, equal to approximately 5.6% of the total number of KBC units, and a one-year warrant to purchase an additional 20 million shares at the same purchase price. The Company also granted KBC
         (i) a five-year warrant to purchase approximately 191,000 of the Company's Ordinary shares, at a purchase price of $157.05 per share conditioned on KBC providing specific content as stipulated in the agreement. (ii) a five-year option to acquire equipment and services payable by KBC during the first two years for up to 20 million shares of KBC (if the Company does not exercise its warrant), and thereafter, in cash or such other form as may be agreed between the parties.



        In June 2001, the Company received $2.5 million as a result of KBC reduction of Capital by distribution of cash to its shareholders. In September 2001, the Company's management decided to write-off the investments in an amount of $7.5 million since certain circumstances, such as the global decrease in the internet and telecommunication companies, low capital valuation, and depressed market conditions, indicated that the carrying amount of the investment may not be recoverable. The impairment is included in write off of investments in the statement of operations.



     c. During 1999, 2000 and 2001, the Company's management identified the following factors pertaining to companies in which the Company had invested: (i) some of the negotiations for additional funding were not successful or ended with very low valuations; (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events; (iv) decreased levels of cash curtailed future financing which is needed in order

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES to finance their business and achieve a scale; and (v) a growing other than temporary weakness in the target markets of these companies was confirmed.



         The indicators specified above led the Company to conclude that these depressed market conditions were not temporary and needed to be considered in the Company's financial statements. As a result, the Company's management decided to record a write off of the investments in an amount of $0.9 million, $9.4 million and $12.1 million in the year ended December 31, 1999, 2000 and 2001, respectively. The impairment has been recorded as write-off of investments in the statement of operations. Related capital lease receivables were impaired as well (see Note 15b).



NOTE 7:  PROPERTY AND EQUIPMENT, NET



     a. Composition of property and equipment, grouped by major classifications, is as follows:



                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         2000          2001
                                                                      -----------   -----------
                                                                      U.S. DOLLARS IN THOUSANDS
        Cost:
          Buildings and land........................................   $ 89,734      $ 93,623
          Computers and electronic equipment........................    151,045       164,517
          Equipment leased to others................................     70,953        59,543
          Office furniture and equipment............................     12,081        15,856
          Leasehold improvements....................................      2,554        13,073
          Vehicles..................................................        747           305
                                                                       --------      --------
                                                                        327,114       346,917
        Building under construction.................................     26,437            --
                                                                       --------      --------
                                                                        353,551       346,917
                                                                       --------      --------
        Accumulated depreciation....................................     66,482        99,717
                                                                       --------      --------
        Depreciated cost............................................   $287,069      $247,200
                                                                       ========      ========



     b. Depreciation expenses totaled $18,562,000, $33,532,000 and $41,662,000 in 1999, 2000 and 2001, respectively.



     c. In 2001, as a result of the Group's restructuring plan and the Group's strategy to reduce costs and improve profitability, the Group discontinued certain of its operations and products, which resulted in impairment of property and equipment in an amount of approximately $10.2 million. The impairment is included as impairment of tangible and intangible assets, in the statement of operations.



     d. As for pledges and securities, see Note 10h.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTE 8:  OTHER ASSETS AND DEFERRED CHARGES, NET



     a. Composition of other assets and deferred charges, grouped by major classifications, is as follows:



                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         2000          2001
                                                                      -----------   -----------
                                                                      U.S. DOLLARS IN THOUSANDS
        Cost:
          Goodwill and identifiable intangible assets resulting from
             acquisitions of subsidiaries...........................   $ 92,504      $ 95,830
          Issuance costs of convertible subordinated notes (see Note
             9).....................................................     13,791        13,791
          Deferred income taxes (see Note 13d)......................      4,200         2,324
          Customer acquisition costs................................      2,000         2,910
          Other.....................................................      2,553         5,539
                                                                       --------      --------
                                                                        115,048       120,394
        Accumulated amortization....................................     16,376        28,433
                                                                       --------      --------
        Amortized cost..............................................   $ 98,672      $ 91,961
                                                                       ========      ========



     b. Amortization expenses amounted to $4,090,000, $8,899,000 and $20,091,000 for the years ended December 31, 1999, 2000 and 2001, respectively.



     c. As of September 30, 2001, the Company's management assessed the carrying value of its goodwill and other intangible assets resulting from the acquisition of rStar. The Company identified the following factors (i) the continued deterioration in market conditions in general and in the communication markets in particular; (ii) the permanent decrease in the expected income from rStar's target markets (primarily North America);
        (iii) the significant decrease of rStar's share price and (iv) rStar's continued low share price for two fiscal quarters since the $45 million investment in May 2001, which indicated other than temporary impairment.



        As a result, the Company's management decided to record an impairment of goodwill and other intangible assets relating to rStar in an amount of $78.8 million in the year 2001. The impairment is included as impairment of tangible and intangible assets in the statement of operations.



NOTE 9:  CONVERTIBLE SUBORDINATED NOTES



     a. Issuance of convertible subordinated notes:



        Under an Offering Memorandum issued at the end of February 2000, the Company issued on March 7, 2000, $350 million convertible subordinated notes ("the Notes"), traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market and due March 15, 2005. The Notes bear interest at an annual rate of 4.25%, payable March 15 and September 15 of each year, commencing September 15, 2000. Unless previously redeemed, the Notes are convertible by the holders, at any time through maturity, beginning 90 days following issuance of the Notes, into Ordinary shares of the Company, at a conversion price of $186.18 per share, subject to adjustment under certain circumstances. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 18, 2003, at the redemption price, plus interest accrued to the redemption date. The redemption price will range from 100.85% to 101.70%, depending on the date of redemption. In accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Continently Adjustable Conversion Ratios" no recognition of a beneficial conversion feature was required.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     b. On May 1, 2000, the Company published a notice of optional conversion of the $75 million convertible subordinated notes, which had been issued on May 14, 1997, on June 5, 2000, at 102% of the principal amount thereof, plus interest accrued and unpaid as of the conversion date. At June 5, 2000, all notes were converted into 1,785,690 Ordinary shares.



NOTE 10:  COMMITMENTS AND CONTINGENCIES



     a. The Company is committed to pay royalties to the U.S.-Israel Science and Technology Foundation ("USISTF") on proceeds from sale of products developed in the research and development of which the USISTF participated by way of grants. At the time the participations were received, successful development of the related projects was not assured.



        Under the terms of the Company's funding with the USISTF, royalties of 2% are payable on sales of products developed from a project so funded, up to 100% of the dollar grant received. In case of failure of a project that was partly financed by royalty-bearing USISTF participations, the Company is not obligated to pay royalties to the USISTF.



        No royalties have been paid or accrued during the three years ended December 31, 2001.



        As of December 31, 2001, the Company had a contingent liability to pay royalties of approximately $329,000.



     b. On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $31.5 million net of certain fees and commissions. Concurrent with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rental of approximately $3.5 million plus escalation. The Capital gain resulting from the sale and leaseback amounting to $5.6 million was deferred and will be amortized over the 15 year term of the lease. In accordance with the lease terms, Spacenet made a security deposit consisting of a $5.5 million fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases" ("SFAS No. 13").



     c.  Lease commitments:



       Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements in respect of premises occupied by them, at rates in effect subsequent to December 31, 2001, are as follows:



                                                              U.S. DOLLARS
YEAR                                                          IN THOUSANDS
----                                                          ------------
2002........................................................    $ 7,186
2003........................................................      6,315
2004........................................................      6,340
2005........................................................      5,278
2006 and thereafter.........................................     41,569
                                                                -------
                                                                $66,687
                                                                =======



       Rent expenses totaled $4,314,000, $8,165,000 and $8,050,000 in 1999, 2000 and 2001, respectively.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     d.  Commitments with respect to space segment services:



       All the required space segment services necessary to meet the terms of customer contracts are obtained from either SES Americom or from unrelated third parties under long-term contracts ranging from one to twelve years.



       Future minimum payments due mainly to SES Americom, a related party, for space segment services subsequent to December 31, 2001, are as follows:



                                                              U.S. DOLLARS
YEAR                                                          IN THOUSANDS
----                                                          ------------
2002........................................................    $ 44,785
2003........................................................      31,593
2004........................................................      28,658
2005........................................................      20,530
2006 and thereafter.........................................      99,007
                                                                --------
                                                                $224,573
                                                                ========



       Space segment services expense, mainly to SES Americom, totaled $17,722,000, $24,387,000 and $46,855,000 in 1999, 2000 and 2001,
       respectively.



     e. In connection with the formation of StarBand (see Note 1b), the Group contributed certain intangible assets into the Joint Venture. Management with the advice of experts believes that the contribution will more likely than not be treated as a non-taxable contribution.



     f. Under an agreement between Mentergy Ltd. (formerly -- "Gilat Communications Ltd.") ("Mentergy"), a related party, and the Company, Mentergy has been granted an exclusive right to market types of satellite communications products, related components and options and to provide services with such products in Israel and areas controlled by the Palestinian Authority through October 31, 2002. The agreement also provides for Mentergy to be a non-exclusive distributor of the Company's products in South Africa.



     g.  Legal claims:



        1. On June 5, 2001, a third party filed a claim against the Company alleging a breach of contract in relation to a purchase order of approximately $2.8 million. During April 2002 a settlement was reached, the term of which were entered into the court record for approval. The settlement documents are in the process of being finalized. The terms of the settlement do not create any additional liability on the part of the Company that is not included in the financial statements.



        2. On June 11, 2001, a third party filed a claim against the Company alleging a breach of contract in relation to a purchase order of approximately $2.3 million. The Company has asserted defenses and intends to defend against the claim.



        3. A supplier has demanded a payment of approximately $6.2 million, alleging a breach of contract in relation to purchase orders. The Company has asserted defenses and intends to defend against the claim.



        4. A supplier demanded payment of $2.6 million alleging a breach of contract in relation to purchase orders, $0.9 million for inventory supplied and $1.7 million for future purchase orders. On March 31, 2002 a settlement agreement was signed and it was decided that Gilat would pay only for the inventory supplied and that the purchase orders in the amount of $1.7 million and all other

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES claims would be canceled. The terms of the settlement do not create any additional liability on the part of the Company that is not included in the financial statements.



        5. In March 2002, the Company received a letter from one of its suppliers alleging that the Company is obligated to pay the supplier approximately $13.2 million for invoiced products shipped to Gilat and for inventory of components and other materials allegedly procured at Gilat's request. The supplier has invoked a contractual arbitration clause with respect to this matter. The Company intends to vigorously defend the claims against it.



        6. In accordance with SFAS No. 5 "Accounting for Contingencies", the Company with the advise of its legal counsel has accrued $5.8 million for the expected implication of the above mentioned legal proceedings. See note 4.



        7. During September 2001, the Israeli customs authority began examining certain imports to determine whether the Company paid the appropriate duty for certain equipment. The investigation may result in administrative proceedings to recover approximately $1 million from the Company. The Company maintains that it has made all required payments.



        8. On October 2, 2001, STM Wireless Inc. filed a claim against the Company, rStar Corporation and others, alleging unfair competition and slander in connection with an award of a tender to perform work for OSIPTEL/FITEL, a governmental telecommunications entity in Peru. The Company intends to aggressively defend this suit.



        9. During September 2001, the parties to the Hughes Electronics Corporation dispute entered into a settlement agreement. The terms of the settlement do not create any material liability on the part of the Company.



       10. On November 13, 2001 Gilat was named as a defendant in a complaint for patent infringement that was filed by the Lemelson Foundation in the U.S. The lawsuit alleges that Gilat's integration and sale of certain components in its products violates one or more of the Lemelson patents. The Company and its legal advisors are studying the details of the case and are unable to evaluate the effect of these allegations on the Company.



       11. On January 7, 2002, Gilat received a letter from the Syndia Corporation ("Syndia") alleging Gilat's possible infringement of a Lemelson patent that is owned by Syndia due to the alleged integration by Gilat of certain semiconductor components procured from unlicensed third party manufacturers. Gilat intends to vigorously dispute such claim.



     h.  Charges and guarantees:



       1. Spacenet granted a lender, a security interest of approximately $12.7 million in certain of its computer, machinery, and Hub equipment.



       2. Spacenet made a security deposit consisting of $5.5 million fully cash collateralized letter of credit for the benefit of the lessor of its corporate headquarters building.



       3. The Company granted a lender a security interest of approximately $30.0 million in certain of its facilities in Israel.



       4. A German subsidiary of the Company entered into a mortgage and loan agreement with a German bank in an amount of $5.3 million, secured by the facilities in Germany.



       5. Short-term bank credit and long-term loans are secured by a negative pledge agreement.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTE 11:  SHAREHOLDERS' EQUITY



     a.  Share capital:



         1. Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.



         2. The February 1999 Public Offering:



           Under a prospectus published in the United States on February 2, 1999, 5,456,750 Ordinary shares of NIS 0.01 par value were offered in a public offering, of which 4,711,750 Ordinary shares were offered by the Company (including an underwriters option that was fully exercised) and 745,000 Ordinary shares were offered by certain shareholders, for $57 per share.



           The net proceeds to the Company, in the amount of approximately $254 million, are net of 4% of the underwriting discount and offering costs of $3.4 million.



        3. On July 12, 2000, the Company acquired all of the shares of Deterministic Networks, Inc. ("DNI"). The total consideration was approximately $7.8 million which was paid in 218,422 Ordinary shares of the Company. See Note 2b.



     b.  Stock Option Plans:



        The Company has two stock option plans, the 1993 and the 1995 Stock Option and Incentive Plans ("the Plans"). The 1995 plan was amended in 1997, 1998 and 1999. Under the Plans, options may be granted to employees, officers, directors and consultants of the Group. Pursuant to the plans, as of December 31, 2001, the Company reserved for issuance a total of 10,328,500 Ordinary shares. As of December 31, 2001, an aggregate of 2,105,288 Ordinary shares of the Company are still available for future grant.



        Options granted under the Plans generally vest quarterly over 4 years. Those options will expire ten years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants. The exercise price per share under the Plans shall not be less than the market price of an ordinary share at the date of grant. No compensation cost has been charged against income in the years ended December 31, 1999, 2000 and 2001.



        On April 24, 2001, the Company filed a tender offer with the Securities and Exchange Commission allowing employees of the Group, if they so choose, to cancel outstanding options previously granted to them. In exchange, the employees were to receive an equal number of new options to be granted at a date, more than six months following the cancellation of the old options, with a per share exercise price equal to the fair market value of the Company's shares on the date of grant of the new options. Such transaction did not affect the Company's results of operations.



        On November 27, 2001, the Company granted 6.2 million new options to the 737 employees that chose to cancel their options under the tender. The option exercise price was the market price as of the date of the grant. 50% of the options granted under the tender offer vested immediately and the remainder vest quarterly over 2 years.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

         A summary of the status of the plans as of December 31, 1999, 2000 and 2001, and changes during the years ended on those dates, is presented below:



                                                        YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------
                                          1999                   2000                   2001
                                  --------------------   --------------------   ---------------------
                                              WEIGHTED               WEIGHTED                WEIGHTED
                                              AVERAGE                AVERAGE                 AVERAGE
                                              EXERCISE               EXERCISE                EXERCISE
                                   NUMBER      PRICE      NUMBER      PRICE       NUMBER      PRICE
                                  ---------   --------   ---------   --------   ----------   --------
                                                 $                      $                       $
                                              --------               --------                --------
Options outstanding at the
  beginning of the year.........  1,886,538    32.93     3,615,817    44.16      8,089,003    72.85
  Changes during the year:
    Granted.....................  2,286,500    52.15     4,991,088    92.88      6,953,423     5.11
    Exercised...................   (256,145)   21.82      (203,103)   37.47        (34,077)    2.77
    Forfeited and cancelled.....   (301,076)   53.46      (314,799)   80.15     (7,654,218)    74.3
                                  ---------    -----     ---------    -----     ----------    -----
Options outstanding at the end
  of the year...................  3,615,817    44.16     8,089,003    72.85      7,354,131     7.63
                                  =========    =====     =========    =====     ==========    =====
Options exercisable at the end
  of the year...................    816,502    35.82     1,689,570    43.84      2,321,762    12.16
                                  =========    =====     =========    =====     ==========    =====



         The options outstanding as of December 31, 2001, have been separated into ranges of exercise price as follows:



                                               WEIGHTED                  OPTIONS          WEIGHTED
                                                AVERAGE     WEIGHTED   EXERCISABLE    AVERAGE EXERCISE
                        OPTIONS OUTSTANDING    REMAINING    AVERAGE       AS OF           PRICE OF
RANGES OF               AS OF DECEMBER 31,    CONTRACTUAL   EXERCISE   DECEMBER 31,     EXERCISABLE
EXERCISE PRICE                 2001              LIFE        PRICE         2001           OPTIONS
--------------          -------------------   -----------   --------   ------------   ----------------
                                                (YEARS)
                                              -----------
$1.11 -- 3.69                  122,029           9.87       $  3.14           864         $  1.66
$3.86                        6,038,958           9.80       $  3.86     1,538,812         $  3.86
$7.98 -- 12.02                 322,610           8.66       $ 11.77        82,306         $ 11.03
$13.00 -- 19.50                 60,213           8.37       $ 13.81        19,098         $ 15.57
$20.63 -- 24.38                482,168           5.26       $ 23.19       477,978         $ 23.19
$32.25 -- 48.00                210,125           7.46       $ 43.73       134,843         $ 43.48
$49.50 -- 68.56                111,528           7.58       $ 58.28        64,660         $ 57.11
$136.50 -- 159.88                6,500           8.11       $137.94         3,201         $137.77
                             ---------                      -------     ---------         -------
                             7,354,131                      $  7.63     2,321,762         $ 12.16
                             =========                      =======     =========         =======



        Pro forma information regarding net income (loss) and net earnings
        (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES at the date of grant, using the Black and Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2001:



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              1999   2000   2001
                                                              ----   ----   -----
Dividend yield (%)..........................................     0      0       0
                                                              ====   ====   =====
Expected volatility (%).....................................  42.6   94.4   227.2
                                                              ====   ====   =====
Risk-free interest rate (%).................................   5.0    5.0     3.0
                                                              ====   ====   =====
Expected average lives (in years)...........................   3.0    3.0     3.0
                                                              ====   ====   =====



         Weighted average fair value of options granted at their grant date were $24.42, $64 and $4.2 during 1999, 2000 and 2001, respectively. All options were granted at fair market value.



         Pro forma information under SFAS No. 123:



                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                     1999       2000       2001
                                                    -------   --------   ---------
                                                      U.S. DOLLARS IN THOUSANDS
                                                       (EXCEPT PER SHARE DATA)
Net income (loss) as reported.....................  $19,611   $ 19,435   $(429,112)
                                                    =======   ========   =========
Pro forma net loss................................  $  (335)  $(80,411)  $(461,126)
                                                    =======   ========   =========
Pro forma basic and diluted net loss per share....  $ (0.02)  $  (3.57)  $  (19.74)
                                                    =======   ========   =========



         For SFAS No. 123 pro forma purposes, compensation is amortized over the vesting period of the related options.



     c.  Dividends:



         1. In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation. The Company does not intend to pay cash dividend in the foreseeable future.



         2. Pursuant to the terms of a credit line from a bank (see Note 14e), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.



NOTE 12:  RESTRUCTURING CHARGES



     a. In March and September 2001, the Group recorded restructuring charges of approximately $10 million and $ 20.3 million, respectively, pursuant to restructuring plans committed to by management, of which $13.0 million was paid in cash in 2001, $6.3 was a non-cash expense and $11.0 million was accrued as a short term liability as of December 31, 2001. The restructuring costs consist of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims (see Note 10g(3)), compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by the Group and other costs. The terminations resulted from the Group's strategy to reduce costs and improve profitability.



         Restructuring charges were accounted for in accordance with FASB's Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges" ("SAB No. 100").



                                                           RESTRUCTURING
                                                           CHARGES IN THE       ACCRUED
                                                             YEAR ENDED     LIABILITY AS OF
                                                            DECEMBER 31,     DECEMBER 31,
                                                                2001             2001
                                                           --------------   ---------------
                                                              U.S. DOLLARS IN THOUSANDS
Employee terminations, including potential claims........     $11,785           $ 2,760
Termination of lease commitments.........................       7,826             4,947
Compensation to customers and suppliers..................       9,167             2,050
Other....................................................       1,506             1,251
                                                              -------           -------
                                                              $30,284           $11,008
                                                              =======           =======



         For additional description of restructuring charges, write off's and other significant charges, see Note 1c.



     b. During 1999, as a result of the acquisition of Spacenet at the end of 1998, the Group recorded restructuring charges of $5,174,000, consisting mainly of inventory write offs.



NOTE 13:  TAXES ON INCOME



     a.  The Company:



         1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:



           The Company has been granted an "Approved Enterprise" status for nine investment programs in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").



           Since the Company is a "foreign investors' company", as defined by the above mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from said status, are a tax exemption for two to four years, and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its approved enterprises, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2001 and 2009. As of December 31, 2001, two of the programs have been expired.



           The tax-exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an "Approved Enterprise". The company has decided not to declare dividends out of such tax-exempt earnings As of December 31, 2001, retained earnings included approximately $129 million in tax-exempt income earned by the Company's "Approved Enterprise".



           As stated, part of the Company's income is tax exempt due to the Approved Enterprise status granted to the Company's production facilities. The Company has decided to permanently reinvest the amount of the said tax exempt income, and not to distribute such income as dividends. Accordingly, no deferred taxes have been provided in respect of the tax exempt income.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

            The Company is entitled to claim accelerated depreciation in respect of equipment used by "Approved Enterprises" during the first five years of the operations of these assets.



           The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index ("CPI") and interest.



           Income from sources other than the "Approved Enterprise" during the benefit period, will be subject to tax at the regular corporate tax rate of 36%.



        2. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:



           Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of the dollar, which as stated in
           Note 3b, is the Company's reporting currency, and therefor results in no differences.



        3. The Law for the Encouragement of Industry (Taxes), 1969:



           The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation, as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents, certain other intangible property rights and deduction of share issuance expenses.



     b. Non-Israeli subsidiaries:



        Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.



     c. Carryforward tax losses and credits:



        At December 31, 2001, the Company had net operating loss carryforwards for Israeli income tax purposes of approximately $ 48.5 million, which are available to offset future taxable income.



        In addition, the Group had carryforward tax losses and research and development tax credits relating to non-Israeli subsidiaries, mainly in the U.S., approximately $ 384 million as of December 31, 2001. The carryforward amounts expire between 2004 - 2021.



        Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     d.  Deferred income taxes:



         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:



        1.  Provided with respect of the following:



                                                                    DECEMBER 31,
                                                             --------------------------
                                                                2000           2001
                                                             -----------   ------------
                                                             U.S. DOLLARS IN THOUSANDS
    Carryforward tax losses and research and development
      credits..............................................   $ 45,988      $ 155,619
    Intercompany profits...................................      2,173          2,152
    Other..................................................     (3,964)        23,539
                                                              --------      ---------
    Deferred tax assets before valuation allowance.........     44,197        181,310
    Valuation allowance....................................    (40,275)      (176,256)
                                                              --------      ---------
    Net deferred tax assets................................   $  3,922      $   5,054
                                                              ========      =========
    Domestic...............................................   $  1,003      $   4,587
    Foreign................................................      2,919            467
                                                              --------      ---------
                                                              $  3,922      $   5,054
                                                              ========      =========



        2.  Deferred taxes are included in the balance sheets, as follows:



                                                                   DECEMBER 31,
                                                                 ----------------
                                                                  2000      2001
                                                                 -------   ------
                                                                   U.S. DOLLARS
                                                                   IN THOUSANDS
    Current assets.............................................  $ 2,646   $2,763
    Non-current assets.........................................    4,200    2,324
    Other long-term liabilities................................   (2,924)     (33)
                                                                 -------   ------
                                                                 $ 3,922   $5,054
                                                                 =======   ======



        3. As of December 31, 2001 the Group has increased the valuation allowance by approximately $ 136 million with respect to deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.



     e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward and other temporary differences among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     f. Taxes on income included in the statements of operations:



                                                         YEAR ENDED DECEMBER 31,
                                                        --------------------------
                                                         1999     2000      2001
                                                        ------   -------   -------
                                                        U.S. DOLLARS IN THOUSANDS
Provision for income tax:
Current...............................................  $2,727   $ 7,912   $ 2,467
Previous years........................................      --    (2,334)     (361)
                                                        ------   -------   -------
                                                         2,727     5,578     1,074
Deferred income taxes.................................    (252)   (3,575)   (1,132)
                                                        ------   -------   -------
                                                        $2,475   $ 2,003   $   974
                                                        ======   =======   =======
Domestic..............................................  $  820   $ 2,879   $(2,001)
Foreign...............................................   1,655      (876)  $ 2,975
                                                        ------   -------   -------
                                                        $2,475   $ 2,003   $   974
                                                        ======   =======   =======



     g.  Income (loss) before taxes on income:



                                                       YEAR ENDED DECEMBER 31,
                                                   -------------------------------
                                                     1999       2000       2001
                                                   --------   --------   ---------
                                                      U.S. DOLLARS IN THOUSANDS
Domestic.........................................  $ 38,048   $ 61,880   $(168,956)
Foreign..........................................   (15,426)   (29,768)   (264,819)
                                                   --------   --------   ---------
                                                   $ 22,622   $ 32,112   $(433,775)
                                                   ========   ========   =========



NOTE 14:  SUPPLEMENTARY BALANCE SHEET INFORMATION



     a. Short-term bank deposits and current maturities of long-term bank deposits:



                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
                                                                U.S. DOLLARS
                                                                IN THOUSANDS
Short term bank deposits *).................................  $   303   $12,900
Current maturities of long-term bank deposits **)...........   34,000        --
                                                              -------   -------
                                                              $34,303   $12,900
                                                              =======   =======



---------------



        *)As of December 31, 2000 and 2001 deposits are denominated in dollars, and bear annual interest of 5.25% - 6.5% and 2.1% - 2.35%, respectively.



        **)The current maturities of long-term bank deposits are denominated in dollars, and bear annual interest of 5.71% - 6.69%.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     b.  Other accounts receivable and prepaid expenses:



                                                                 DECEMBER 31,
                                                              ------------------
                                                                2000      2001
                                                              --------   -------
                                                                 U.S. DOLLARS
                                                                 IN THOUSANDS
Government authorities......................................  $ 13,947   $11,147
Employees...................................................     2,219     1,881
Receivables in respect of capital leases (see d below)......    11,359    15,450
Unbilled receivable.........................................    10,704    19,760
Advances to suppliers.......................................     3,870        --
Prepaid expenses............................................    18,009     5,609
Accrued interest on short-term and long-term bank
  deposits..................................................     1,344        --
Deferred income taxes (see Note 13d)........................     2,646     2,763
Related parties (See Note 1b)...............................    37,410        --
Other.......................................................    18,180     9,240
                                                              --------   -------
                                                              $119,688   $65,850
                                                              ========   =======



     c.  Long-term trade receivables and other receivables



                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
                                                               U.S. DOLLARS IN
                                                                  THOUSANDS
Long term trade receivables in respect of capital lease.....  $50,572   $25,264
Long term trade receivables.................................       --    13,556
Other receivables...........................................    2,905     1,459
                                                              -------   -------
                                                              $53,477   $40,279
                                                              =======   =======



     d.  Receivables in respect of capital and operating leases:



       The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.



       The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2001, are as follows (including unearned interest income in the amount of $5.5 million):



                                                              U.S. DOLLARS
YEAR                                                          IN THOUSANDS
----                                                          ------------
2002........................................................    $25,181
2003........................................................     17,062
2004........................................................     14,810
2005........................................................      9,335
2006 and thereafter.........................................      4,076
                                                                -------
                                                                $70,464
                                                                =======



       The net investments in capital lease receivables, as of December 31, 2001, are $40.7 million. The aggregate minimum future payments to be received by the Group under operating lease contracts as of December 31, 2001 amounted to $ 24.3 million. Total revenues from capital and operating leases amounted to $97.7 and $ 45.7 million in the year ended December 31, 2000 and 2001, respectively.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

        In 2001, management estimated potential recovery of identified capital lease receivables and allocated reserves for the difference between the receivable balance and the estimated recovery amount (See Note 15b).



     e.  Short-term bank credit:



        1.  The following is classified by currency and interest rates:



                                                       WEIGHTED
                                                       AVERAGE
                                                   INTEREST RATE AT
                                                     DECEMBER 31,       DECEMBER 31,
                                                   ----------------   ----------------
                                                    2000     2001      2000      2001
                                                   ------   -------   -------   ------
                                                          %           U.S. DOLLARS IN
                                                                         THOUSANDS
    In dollars...................................   7.07      3.06    $ 7,285   $3,376
    In Israeli NIS...............................    8.8       4.7      6,143       76
    In other currencies..........................    6.5     23.15        556    1,212
                                                                      -------   ------
                                                                      $13,984   $4,664
                                                                      =======   ======



            Short-term bank credit is secured by a negative pledge agreement.



        2. As of December 31, 2001, the Company has utilized all its available credit line, which includes guarantees for future performance obligations.



     f.  Other accounts payable:



                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
                                                               U.S. DOLLARS IN
                                                                  THOUSANDS
Payroll and related employees accruals......................  $ 4,909   $ 2,981
Provision for vacation pay..................................    6,336     4,838
Advances from customers.....................................      594       643
Deferred revenue............................................    5,839     7,277
Current maturities of long-term liabilities with respect to
  capital lease agreements..................................    4,120     8,069
Sale taxes payable..........................................    3,296     5,676
Other.......................................................      381       658
                                                              -------   -------
                                                              $25,475   $30,142
                                                              =======   =======

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     g.  Long-term loans:



                                                            RATE OF                     DECEMBER 31,
                                                         INTEREST FOR                -------------------
                                               LINKAGE   2000 AND 2001   MATURITY      2000       2001
                                               -------   -------------   ---------   --------   --------
                                                                                       U.S. DOLLARS IN
                                                               %                          THOUSANDS
        Loan from a bank*)...................  Dollar    Libor + 0.8%    2002-2005   $108,000   $108,000
        Loan from a bank.....................  Dollar    Libor + 2.0%         2003         --     30,000
        Loans from a bank....................    DM      5.86% - 6.3%    2002-2021         --      5,380
        Other long-term loans**).............  Dollar    Libor + 1.0%    2002-2004      2,505     16,955
        Loans from related parties...........  Dollar              5%         2005        908        962
                                                                                     --------   --------
                                                                                      111,413    161,297
        Less -- current maturities...........                                             835     25,224
                                                                                     --------   --------
                                                                                     $110,578   $136,073
                                                                                     ========   ========



---------------



         *)The loan is due in six installments every six months beginning July
           1, 2002.



           Under the loan agreement, the Group has committed to prohibit providing any security interest upon or with respect to the collateral. Additionally, the Group shall not merge or consolidate without the consent of the lender, will not permit any voluntary liquidation, sell, dispose and transfer of its assets other than at the fair market value. The Group cannot sell any of Spacenet's shares, and procure that Spacenet shall not give any pre-emptive rights, options, conversion rights to its stockholders. Any change in business is not permitted unless written consent from the lender has been received.



        **)The Company granted the lender a security interest on certain of its computer, machinery, and Hub equipment assets.



        As for charges and guarantees, see Note 10h.



        Long-term debt maturities after December 31, 2001, are as follows:



                                                              U.S. DOLLARS
YEAR                                                          IN THOUSANDS
----                                                          ------------
2002........................................................    $ 25,224
2003........................................................      73,552
2004........................................................      39,618
2005........................................................      18,159
2006 and thereafter.........................................       4,744
                                                                --------
                                                                $161,297
                                                                ========



    Interest expenses amounted to $0, $0 and $7,717,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     h.  Other long-term liabilities:



                                                                        DECEMBER 31,
                                                                      -----------------
                                                                       2000      2001
                                                                      -------   -------
                                                                       U.S. DOLLARS IN
                                                                          THOUSANDS
        Deferred revenue............................................  $ 7,210   $ 7,859
        Long term liability in respect of OCS agreement*)...........       --     2,758
        Provision for estimated losses on long-term contracts.......    5,054        --
        Long-term liabilities with respect to capital lease
          agreements**).............................................    3,390     3,140
        Deferred income taxes (see Note 13d)........................    2,924        33
        Other.......................................................    1,586     3,276
                                                                      -------   -------
                                                                      $20,164   $17,066
                                                                      =======   =======


       ----------------------


        *) The Company is committed to pay royalties to the Government of Israel at rate of 3%-5% on sales proceeds from products for which the Government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The royalty amount was determined up to the amount of the grants received (the grants are linked to the U.S. dollar and part of the grants bear interest at LIBOR rate).



           Royalties paid or accrued for the years ended December 31, 1999, 2000 and 2001 to Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS") amounted to $719,000, $138,000 and $1,269,000 respectively.



           In October 2001, the Company filed a request to the OCS for the commitment to pay all royalties arising from future sales with respect of previous OCS grants. The Company recorded expenses in the amount of $3.4 million payable over a period of up to five years, which bears interest at a rate to be agreed between the Company and the OCS. This agreement will enable the Company to participate in a new OCS program under which it will be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations. Since the Company committed itself to the proposed arrangement prior to the balance sheet date, the expense was accounted for as an operating expense during 2001. The amount is shown separately in the statement of operations to indicate that this expense is a one-time charge, which is not part of the Company's ongoing operations.



       **) Future minimum lease payments in respect of capital lease agreements:



                                                                          U.S. DOLLARS
            YEAR                                                          IN THOUSANDS
            ----                                                          ------------
            2002........................................................    $ 8,069
            2003........................................................      1,761
            2004........................................................      1,379
                                                                            -------
                                                                            $11,209
                                                                            =======

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTE 15:  SELECTED STATEMENTS OF OPERATIONS DATA



     a.  Research and development costs, net:



                                                                        YEAR ENDED DECEMBER 31,
                                                                      ---------------------------
                                                                       1999      2000      2001
                                                                      -------   -------   -------
                                                                       U.S. DOLLARS IN THOUSANDS
        Total cost..................................................  $27,159   $35,576   $47,097
        Less:
        Royalty bearing grants......................................    1,340       926     2,058
        Non-royalty bearing grants..................................    1,028     3,378     6,791
                                                                      -------   -------   -------
                                                                      $24,791   $31,272   $38,248
                                                                      =======   =======   =======



     b.  Selling, marketing, general and administrative expenses:



                                                                       YEAR ENDED DECEMBER 31,
                                                                    ------------------------------
                                                                     1999       2000        2001
                                                                    -------    -------    --------
                                                                      U.S. DOLLARS IN THOUSANDS
        Selling and marketing.....................................  $32,988    $41,575    $111,281
        General and administrative................................   35,426(1)  44,523(1)  144,812(1)(2)
                                                                    -------    -------    --------
                                                                    $68,414    $86,098    $256,093
                                                                    =======    =======    ========


       ----------------------


       (1)Including amortization of goodwill and other identifiable intangible assets.



       (2)In 2001, the Company provided allowance for its capital leases receivables relating to vertical market customers that were specifically identified by the management of the Company as having difficulties paying their respective receivables. Those customers were significantly adversely affected by the recession which was indicated in the third quarter and was accompanied in the United States by an abrupt drop in consumer spending, intensifying business lay-offs of workers and by an acceleration of the downsizing of businesses. Furthermore, the Company increased its allowance for bad debt provision since certain circumstances such as the global decrease in the Telecommunication companies, depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable.



          Management estimated potential recovery of the identified capital lease receivables and other trade receivables and allocated reserves for the difference between the receivable balance and the estimated recovery amount to be $134.6 million (including $75 million relating to StarBand, see Note 1b).



     c.  Allowance for doubtful accounts:



                                                                       YEAR ENDED DECEMBER 31,
                                                                      --------------------------
                                                                       1999     2000      2001
                                                                      ------   ------   --------
                                                                      U.S. DOLLARS IN THOUSANDS
        Balance at beginning of year................................  $2,000   $4,423   $  8,077
        Increase during the year....................................   2,423    3,654    134,614
        Write-off of bad debts......................................      --       --    (27,988)
                                                                      ------   ------   --------
        Balance at the end of year..................................  $4,423   $8,077   $114,703
                                                                      ======   ======   ========

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     d.  Financial income (expenses), net:



                                                                        YEAR ENDED DECEMBER 31,
                                                                      ----------------------------
                                                                       1999      2000       2001
                                                                      -------   -------   --------
                                                                       U.S. DOLLARS IN THOUSANDS
        Income:
          Interest on cash equivalents and bank deposits and
             restricted cash........................................  $ 9,991   $14,264   $  8,165
          Interest with respect to capital lease....................      565     4,923      2,615
          Other (mainly translation adjustments)....................      189       741      1,734
                                                                      -------   -------   --------
                                                                       10,745    19,928     12,514
                                                                      -------   -------   --------
        Expenses:
          Interest on convertible subordinated notes (see Note 9)...    4,871    13,972     14,875
        Amortization of issuance costs of convertible subordinated
          notes (see Notes 8 and 9).................................      455     1,978      2,124
        Interest with respect to short-term bank credit and trade
          payables and other........................................    1,162       704      2,113
        Interest with respect to long-term loans from banks.........       --        --      7,717
        Interest with respect to capital lease......................       --        --      1,135
        Other (mainly translation adjustments)......................      990     4,563      5,884
                                                                      -------   -------   --------
                                                                        7,478    21,217     33,848
                                                                      -------   -------   --------
                                                                      $ 3,267   $(1,289)  $(21,334)
                                                                      =======   =======   ========

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTE 16:  CUSTOMERS AND GEOGRAPHIC INFORMATION



     The Group operates in one business segment -- the design, development, manufacturing, marketing and providing of services for very small aperture terminal ("VSAT") satellite earth stations. The Group has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".



     1. Revenues by geographic area:



      Following is a summary of revenues by geographic area. Revenues are attributed to geographic area, based on the location of the end customers, as follows:



                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                                1999          2000         2001
                                                             -----------   ----------   ----------
                                                                   U.S. DOLLARS IN THOUSANDS
        United States......................................  $*)  190,609  $*) 289,744  $*) 151,100
        South America and Latin America....................  *)   43,940   *) 108,463   *) 117,551
        Asia...............................................       25,198       63,665       50,562
        Europe.............................................       54,643       31,309       48,554
        South Africa.......................................        9,387        8,194       16,855
        Israel.............................................  *)    8,466          719        1,019
        Other..............................................        5,630        2,468          390
                                                             -----------   ----------   ----------
                                                             $   337,873   $  504,562   $  386,029
                                                             -----------   ----------   ----------
                                                             -----------   ----------   ----------
        *) Including revenues from related parties as
          follows:
        StarBand revenues..................................           --   $  128,544   $   44,288
        Others.............................................  $    52,700       21,690        5,789
                                                             -----------   ----------   ----------
                                                             $**)  52,700  $  150,234   $   50,017
                                                             -----------   ----------   ----------
                                                             -----------   ----------   ----------



       **)Including $15 million, from SES Americom. SES Americom and certain of its affiliates were committed to purchase products from the Group through the end of 1999. In 1999, no purchase orders for such products were received. The amount recorded represents 40% of $37.5 million, which is the minimum commitment of GE Americom under this agreement. This amount was collected in 2000.



     2. Revenues from single customers, which exceed 10% of total revenues in the reported years, as a percentage of total revenue:



                                                                      YEAR ENDED DECEMBER 31,
                                                                      ------------------------
                                                                       1999     2000     2001
                                                                      ------   ------   ------
        StarBand (see Note 1b)......................................  $  --    25.48%   11.47%
                                                                      =====    =====    =====

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

     3. The Group's long-lived assets are located in the following countries:



                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         2000          2001
                                                                      -----------   -----------
                                                                      U.S. DOLLARS IN THOUSANDS
        United States...............................................   $288,100      $168,083
        Israel......................................................    126,308       124,180
        Latin America...............................................     90,699       112,672
        Europe......................................................     37,990        27,231
        Other.......................................................     10,970           561
                                                                       --------      --------
                                                                       $554,067      $432,727
                                                                       ========      ========



NOTE 17:  SUBSEQUENT EVENTS (UNAUDITED)



     a. A number of securities class action lawsuits were announced against the Company and certain of its officers and directors. These complaints were brought on behalf of purchasers of securities of the Company between May 16, 2000 and October 2, 2001 inclusive, and allege violations of the federal securities laws and claim that the Company issued material misrepresentations to the market. Gilat believes the allegations against it and its officers and directors are without merit and intends to contest them vigorously. However, these legal proceedings are in the preliminary stages and the Company cannot predict their outcome. In addition, whether or not the Company is successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of the Company's senior management.



     b. On March 29, 2002 the rStar tender Offer was commenced. In April 2002, the minority shareholders of rStar approved the transaction. The Company believes that the transaction will be closed during the second quarter of 2002. See Note 2a.



     c. In April 2002, Gilat together with SES Global, Alcatel Space and SkyBridge announced the formation of a new company that will provide two-way satellite broadband communications services to enterprises, consumers and small office-home office (SOHO) users throughout Europe. The value of the company exceeds EUR 200 million and includes cash of more than EUR 50 million with additional contributions from each of the partners. Such contributions include existing facilities, transponders, hubs, terminals, other technology and technical as well as marketing assistance. Gilat will stop consolidating its Europe operations at the date the transaction is closed. As of the closing, receivables in respect of capital and operating leases in the amount of approximately $23 million and commitments with respect to space segment services in the amount of approximately $55 million out of the total amount will be assigned to the new company.



        In addition, Gilat and Alcatel Space reached an agreement in principle to form a strategic partnership that will focus on significant enhancements to and further development of the Gilat 360 broadband satellite platform. The companies will also cooperate on marketing satellite broadband residential products and solutions to telecommunications operators and Internet Service Providers worldwide.


                             ---------------------

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholder


Gilat Florida Inc.


Sunrise, Florida



     We have audited the accompanying consolidated balance sheets of Gilat Florida Inc. (a wholly-owned subsidiary of Gilat Satellite Networks, Ltd.) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years ended December 31, 2001, 2000 and 1999 (restated). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gilat Florida Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years ended December 31, 2001, 2000 and 1999 (restated) in conformity with accounting principles generally accepted in the United States.



Melbourne, Florida


January 17, 2002


                                         /s/ Berman Hopkins


                                         Wright & LaHom, CPA's, LLP

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors and Stockholders rStar Corporation



     We have audited the accompanying consolidated balance sheets of rStar Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of rStar Corporation at December 31, 2001 and 2000, and the results of its consolidated operations and its consolidated cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



                                         /s/ Grant Thornton LLP



San Francisco, California


January 31, 2002

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors


of Gilat To Home Latin America (Netherlands Antilles) N.V.



     We have audited the accompanying consolidated balance sheets of Gilat To Home Latin America (Netherlands Antilles) N.V. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gilat To Home Latin America (Netherlands Antilles) N.V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Amstelveen, February 8, 2002


                                          /s/ KPMG ACCOUNTANTS N.V.
                                          --------------------------------------

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


                        OF GILAT SATELLITE NETWORKS LTD.



     The following unaudited pro forma condensed consolidated statements of operations are set forth herein to give effect to the acquisition of rStar Corporation ("rStar") by Gilat Satellite Networks Ltd. ("Gilat") as if such acquisition had occurred as of January 1, 2001 by consolidating the historical Statements of Operations of Gilat and the historical Statements of Operations of rStar for the year ended December 31,2001.The unaudited pro forma consolidated balance sheet consolidates the Gilat historical Balance Sheet and rStar's historical Balance Sheet as if the Transactions, as defined in Note 1 below ,had occurred on December 31, 2001.



     The pro forma condensed consolidated pro forma information is provided for illustrative purposes only and is not necessarily indicative of the consolidated ?financial position and consolidated results of operations that would have actually been reported on a historical basis, had the acquisition occurred at the beginning of the periods presented, nor do they represent a forecast of the consolidated future financial position and consolidated future results of operations for any future period. All information contained herein should be read in conjunction with the Financial Statements and the notes thereto as of December 31, 2001 of Gilat, which have been incorporated by reference herein and the Financial Statements and notes thereto of rStar as of December 31,2001 included herein.

                         GILAT SATELLITE NETWORKS LTD.



                         UNAUDITED PRO FORMA CONDENSED


              CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001


                          (U.S. DOLLARS IN THOUSANDS)



                                                      HISTORICAL
                                                    ---------------
                                                    GILAT SATELLITE
                                                       NETWORKS        PRO FORMA          PRO FORMA AS
                                                         LTD.         ADJUSTMENTS           ADJUSTED
                                                    ---------------   -----------         ------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents.........................     $ 97,325        $(10,000)     5A     $ 87,325
Short-term bank deposits and current maturities of
  long-term bank deposits.........................       12,900                               12,900
Short-term restricted cash........................        3,520                                3,520
Trade receivables.................................      105,299                              105,299
Inventories.......................................      123,372                              123,372
Other accounts receivable and prepaid expenses....       65,850                               65,850
                                                       --------        --------     ---     --------
TOTAL CURRENT ASSETS..............................      408,266         (10,000)             398,266
                                                       --------        --------     ---     --------
LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash.........................        9,521                                9,521
Investment in other companies.....................       12,182                               12,182
Severance pay fund................................        5,784                                5,784
Long-term note....................................       43,430                               43,430
Long-term trade receivables and other
  receivables.....................................       40,279                               40,279
                                                       --------        --------     ---     --------
                                                        111,196                              111,196
                                                       --------        --------     ---     --------
PROPERTY AND EQUIPMENT, NET.......................      247,200                              247,200
                                                       --------        --------     ---     --------
OTHER ASSETS AND DEFERRED CHARGES, NET............       91,961                               91,961
                                                       --------        --------     ---     --------
TOTAL ASSETS......................................     $858,623        $(10,000)            $848,623
                                                       ========        ========     ===     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities of
  long-term loans.................................     $ 29,888                             $ 29,888
Trade payables....................................       46,927                               46,927
Accrued expenses..................................       51,737             400      5B       52,137
Other accounts payable............................       30,142                               30,142
                                                       --------        --------     ---     --------
TOTAL CURRENT LIABILITIES.........................      158,694             400              159,094
                                                       --------        --------     ---     --------
LONG-TERM LIABILITIES:
Accrued severance pay.............................        8,831                                8,831
Long-term loans, net of current maturities........      136,073                              136,073
Other long-term liabilities.......................       17,066                               17,066
Convertible subordinated notes....................      350,000                              350,000
                                                       --------        --------     ---     --------
TOTAL LONG-TERM LIABILITIES.......................      511,970                              511,970
                                                       --------        --------     ---     --------
MINORITY INTEREST.................................       10,639          (5,199)     5C        5,440
                                                       --------        --------     ---     --------
SHAREHOLDERS' EQUITY..............................      177,320          (5,201)     5D      172,119
                                                       --------        --------     ---     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........     $858,623        $(10,000)            $848,623
                                                       ========        ========     ===     ========

                          GILAT SATELLITE NETWORKS LTD



                         UNAUDITED PRO FORMA CONDENSED


                      CONSOLIDATED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 2001



                                                          HISTORICAL
                                                        ---------------
                                                        GILAT SATELLITE    PRO FORMA     PRO FORMA AS
                                                         NETWORKS LTD.    ADJUSTMENTS      ADJUSTED
                                                        ---------------   -----------    ------------
                                                                 (U.S. DOLLARS IN THOUSANDS)
Revenues..............................................     $ 386,029                      $ 386,029
Cost revenues.........................................       348,829                        348,829
                                                           ---------        -------       ---------
GROSS PROFIT..........................................        37,200                         37,200
Research and development costs, net...................        38,248                         38,248
Selling, marketing, general and administrative
  expenses............................................       121,479                        121,585
Provision and write-off for doubtful accounts and
  reserve for capital lease receivables...............       134,614                        134,614
One time expense due to settlement arrangement with
  the OCS.............................................         3,447                          3,447
Impairment of assets..................................        93,562          5,784 6A       99,346
Restructuring charges.................................        30,284                         30,284
                                                           ---------        -------       ---------
OPERATING LOSS........................................      (384,434)                      (390,218)
Financial expenses, net...............................       (21,334)          (450)6B      (21,784)
Write-off of investments..............................       (28,007)                       (28,007)
                                                           ---------        -------       ---------
LOSS BEFORE TAXES ON INCOME...........................      (433,775)        (6,234)       (440,009)
Taxes on income.......................................           974                            974
                                                           ---------        -------       ---------
LOSS AFTER TAXES ON INCOME............................      (434,749)        (6,234)       (440,983)
Equity in losses of affiliated companies..............          (252)                          (252)
Minority interest in losses of subsidiaries...........         5,889         (3,623)6C        2,266
                                                           ---------        -------       ---------
NET LOSS..............................................     $(429,112)       $(9,857)      $(438,969)
                                                           =========        =======       =========
Basic and diluted net loss per ordinary share from
  continuing operations...............................     $  (18.37)                     $  (18.42)
                                                           =========                      =========
Weighted average number of shares used in computing
  basic and diluted net loss per ordinary share (in
  thousands)..........................................        23,361                         23,827
                                                           =========                      =========

                          NOTES TO UNAUDITED PRO FORMA


                  CONDENSED CONSOLIDATED FINANCIAL INFORMATION


              (U.S.$ IN THOUSAND, EXCEPT SHARE AND PER SHARE DATA)



Note 1. The unaudited pro forma condensed consolidated statements reflect the purchase of rStar.



     The transaction is described as follows:



     On April 23, 2001, Gilat entered into an Acquisition Agreement (the "Original Acquisition Agreement") with rStar and Gilat To Home Latin America (Holland) N.V.("GTH Latin America"), and indirect majority-owned subsidiary of Gilat. The parties subsequently amended and restated the acquisition agreement in September 2001 and again in December 2001.As described elsewhere in this other to exchange/prospectus, pursuant to the Original Acquisition Agreement, in May 2001,rStar satisfied in full its outstanding capital lease and other accrued obligations to Spacenet Inc., Gilat's wholly-owned subsidiary, through the issuance and delivery of 19,396,552 shares of rStar Common Stock to Gilat Satellite Networks (Holland) B.V., a direct wholly-owned subsidiary of Gilat. As a result of this transaction, Gilat's beneficial ownership of the outstanding shares of rStar Common Stock increased from 51% to approximately 66%.



     References to the "Acquisition Agreement" herein, refer to the Amended and Restated Acquisition Agreement, entered into among rStar, Gilat and GTH Latin America on December 31,2001.Under the Acquisition Agreement, rStar will issue to GTH Latin America 43,103,448 shares of rStar Common Stock in exchange for all of the outstanding stock of StarBand Latin America (Holland) B.V. ("StarBand Latin America"), an indirect majority-owned subsidiary of Gilat (the "Acquisition").Prior to the closing of the Acquisition, Gilat and its subsidiaries, including GTH Latin America ,will transfer the StarBand Latin America business, along with the relevant assets necessary to operate the business ,to StarBand Latin America. In addition, pursuant to the Acquisition Agreement, rStar will offer to exchange (the "Exchange Offer," and together with the Acquisition, the "Transactions") up to 6,315,789 shares of rStar Common Stock, in exchange for a combination of, in the aggregate, up to 466,105 Gilat ordinary shares and cash consideration. The exact amount of the cash consideration, ranging from $2 million to $10 million, in the aggregate, will be calculated pursuant to a formula which is tied to the average closing price for Gilat's ordinary shares over a consecutive 10-day trading period ending on the fifth trading day prior to the expiration of the Exchange Offer. As described in this offer to exchange/prospectus, rStar currently does not own any Gilat ordinary shares. Gilat granted rStar an option to purchase up to 466,105 Gilat ordinary shares for the Exchange Offer. Under the terms of this option for Gilat ordinary shares, rStar will issue to Gilat a number of new shares of rStar Common Stock equal to 60%of the total number of shares tendered in the Exchange Offer. Therefore, assuming that the maximum number of shares of rStar Common Stock are tendered in the Exchange Offer, rStar will issue to Gilat 3,789,473 shares of rStar Common Stock upon exercise of the option for Gilat ordinary shares. RStar will exercise this option upon closing of the Exchange Offer. As a result, upon closing of the Exchange Offer and the Acquisition, and assuming that the maximum number of shares of rStar Common Stock are tendered in the Exchange Offer, Gilat will increase its beneficial ownership of the outstanding shares of rStar Common Stock from approximately 66%to approximately 85%.



     In addition to the 43,103,448 shares of rStar Common Stock to be issued to GTH Latin America in connection with the Acquisition, the Acquisition Agreement provides that in the event that the StarBand Latin America business exceeds certain earning targets during each of the one year periods ended June 30, 2003 and June 30,2004,Gilat would be entitled to receive up to 5,370,765 additional shares of rStar Common Stock, with respect to each such year. Conversely, in the event that the StarBand Latin America business fails to satisfy the earnings targets during the one-year periods ending June 30,2003 and June 30, 2004,rStar stockholders (other than Gilat and its corporate affiliates) will be entitled to receive their pro rata share of a special cash distribution in the amount of $2.5 million or $5 million, with respect to each such year.



     RStar stockholders will not be entitled to a special cash distribution and Gilat will not be entitled to the additional share issuance described above in the event that rStar completes: (1) a qualified public

                          NOTES TO UNAUDITED PRO FORMA
offering for rStar Common Stock or (2) a sale of rStar Common Stock, in a single transaction, to a party other than Gilat and its affiliates that raises gross proceeds to rStar of at least $100 million, at a price of rStar Common Stock equal to $1 per share. Only 60%of these proceeds need to be in the form of cash.



     Prior to the Original Acquisition Agreement, Gilat acquired approximately 51%of the outstanding shares of rStar Common Stock, at a cost of approximately $51 million. Gilat acquired this interest in a series of transactions from October 2000 through January 2001. Gilat restated its financial statements to reflect the consolidation of rStar from January 2001,in lieu of applying the equity method of accounting.



     Gilat will account for the combined Transactions, increasing its beneficial ownership in rStar to 85% as follows: (i) the Exchange Offer will be accounted for on the basis of fair values under the purchase method of accounting in accordance with SFAS 141 "Business Combination"(rStar meets the definitions of "business" under EITF 98-3 "Determining Whether a Transaction Is an Exchange of Similar Productive Assets or a Business Combination" and Article 11 of Regulation S-X) and (ii) the Acquisition, transaction involving rStar, StarBand Latin America and GTH Latin America, will be accounted for as a transaction between entities under common control, as prescribed in interpretation 39 of APB 16 "Transfers and Exchanges Between Companies Under Common Control" and FTB 85-5 issue 2 "Issues Relating to Accounting for Business Combinations, Including Stock Transactions between Companies under Common Control".



     During September 2001,Gilat recorded an impairment of the Goodwill and Existing Technology, which relates to rStar, of approximately $50,580 thousand.



     In addition Gilat recorded on a pro forma basis an impairment charge in the amount of $5.8 thousand in order to reflect the fair value of the investment as of December 31, 2001.



Note 2. The unaudited pro forma condensed consolidated statements of operations do not reflect activity subsequent to the periods presented and therefore does not reflect future results nor does it anticipate cost reductions or other synergies that may result from the consolidation.



Note 3. The unaudited pro forma net loss per share is based on the weighted average number of shares of Gilat's ordinary shares outstanding during the periods presented after giving effect to the Transactions.



Note 4. The pro forma adjustments are based on available financial information and certain estimates and assumptions that Gilat believes are reasonable and that are set forth in the other notes to the unaudited pro forma condensed consolidated financial statements.



Note 5. The following pro forma adjustments are reflected in the unaudited pro forma condensed consolidated balance sheet:



     A. Acquisition of 6,315,789 shares of rStar Common Stock in exchange for consideration of approximately $10,000 thousand. The exact amount of the cash consideration is based on a formula, which is dependent on the average trading price of Gilat's ordinary share for the 10-day trading period ending 5 days prior to the expiration of the exchange offer. Below is an example of this formula assuming the maximum 29% conversion and the most recent average trading price of Gilat's ordinary share.



  FORMULA



     Assuming that the recent average trading price of the Gilat ordinary share is $1.25, the cash consideration, in the aggregate, equals = [($6,000,000 + (($12 minus $1.25)*(466,105))] = $11,010,628.75. The aggregate value of the cash consideration is limited, as discussed below, to a maximum of $10 million or $1.58 per share.



     In the event that the average trading price is greater than $12 per share than the above formula would be reversed so that the difference between $12 and the average trading price is reduced from the

                          NOTES TO UNAUDITED PRO FORMA

$6 million. In no event can the aggregate value of the cash consideration be greater than $10 million or less than $2 million. The actual cash consideration to be paid will differ based upon the formula described above; as a result, the actual amount will differ from the amount calculated above. For purposes of the pro forma we have used the most recent average trading price of Gilat's ordinary share to calculate the cash consideration to be paid.



     B.  Expected additional direct costs related to Transactions.



     C. Recognition of 15% minority interest in rStar equity after the Transactions.



     D. Impairment charge of rStar's intangible assets and existing technology of $5,784 thousand. (See Note 1), net of increase in Gilat's equity as a result of Gilat's issuance of 466,105 shares totaling the amount of $583 thousand (assuming Gilat's share price is $1.25) in exchange for 3,789,473 shares for rStar Common Stock. The market price used in the calculation of share value issued by Gilat was based upon the average price during a reasonable period before and after the date that the terms of the Acquisition Agreement were agreed upon and announced, in accordance with EITF 95-19 "Determination of Measurement Date for the Market Price of Securities Issued in a Purchase Business Combination".



Note 6. The following pro forma adjustments are reflected in the unaudited pro forma condensed consolidated statements of operations:



     A. Impairment charge of rStar's intangible assets and existing technology of $5,784 thousand. (See Note 1).



     B. Interest expenses relating to approximately $10,000 thousand acquisition cost of 6,315,789 shares of rStar Common Stock.



     C.  Recognition of minority interest in losses of rStar.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
rStar Corporation

     We have audited the accompanying consolidated balance sheets of rStar Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of rStar Corporation at December 31, 2001 and 2000, and the results of its consolidated operations and its consolidated cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                          /S/ GRANT THORNTON LLP

San Francisco, California
January 31, 2002

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
rStar Corporation

     We have audited the accompanying consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows of rStar Corporation (formerly known as ZapMe! Corporation) for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of rStar Corporation for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /S/ ERNST & YOUNG LLP

Walnut Creek, California
January 28, 2000,
except for Note 2,
as to which the date is
March 27, 2001.

                               RSTAR CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                2001        2000
                                                              ---------   ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  31,034   $  48,406
  Receivables...............................................        277         123
  Prepaid expenses and other current assets.................        744         452
                                                              ---------   ---------
Total current assets........................................     32,055      48,981
  Equipment, net............................................      1,895       4,507
  Restricted cash...........................................        683         577
  Other assets..............................................      1,081       2,288
  Net assets of discontinued operations.....................        322      17,470
                                                              ---------   ---------
Total assets................................................  $  36,036   $  73,823
                                                              =========   =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   1,177   $   1,790
  Accrued and other liabilities.............................      1,491      13,575
  Accrued compensation and related expenses.................        285       2,056
  Current portion of capital lease obligations..............      3,099       4,853
  Current portion of capital lease obligations-related
     party..................................................         --      18,834
                                                              ---------   ---------
Total current liabilities...................................      6,052      41,108
  Capital lease obligations, less current portion...........         --       3,358
  Capital lease obligations-related party, less current
     portion................................................         --      17,187
                                                              ---------   ---------
Total liabilities...........................................      6,052      61,653
Minority interest in subsidiary.............................         --         595
Stockholders' equity:
Convertible preferred stock, $0.01 par value Authorized
  shares -- 5,000,000, none issued and outstanding at
  December 31, 2001 and 2000................................         --          --
Common stock, $0.01 par value
  Authorized shares -- 200,000,000,
     Issued and outstanding shares 63,802,563 and 43,957,709
     at December 31, 2001 and 2000, respectively............        638         440
  Additional Paid-in-Capital................................    225,835     180,778
  Deferred stock compensation...............................       (140)       (665)
  Notes receivable from stockholders........................     (6,500)     (6,500)
  Accumulated deficit.......................................   (189,849)   (162,478)
                                                              ---------   ---------
Total stockholders' equity..................................     29,984      11,575
                                                              ---------   ---------
Total liabilities and stockholders' equity..................  $  36,036   $  73,823
                                                              =========   =========

          See accompanying Notes to Consolidated Financial Statements

                               RSTAR CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEAR ENDED DECEMBER 31,
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                2001       2000        1999
                                                              --------   ---------   --------
Costs and expenses:
  Sales and marketing.......................................  $  2,988   $     399   $     --
  General and administrative................................     7,789       5,614        673
  Research and development..................................     2,619         817         --
                                                              --------   ---------   --------
Total costs and expenses....................................    13,396       6,830        673
                                                              --------   ---------   --------
Loss from operations........................................   (13,396)     (6,830)      (673)
Other income, net...........................................        27         160        347
Impairment losses on investment in affiliates...............    (1,105)         --         --
Interest income.............................................     1,616       5,259      1,812
Interest expense............................................    (2,253)     (5,447)    (1,183)
                                                              --------   ---------   --------
(Loss) income from continuing operations before income
  taxes.....................................................   (15,111)     (6,858)       303
Provision for income taxes..................................        --          --       (121)
                                                              --------   ---------   --------
(Loss) Income from continuing operations....................   (15,111)     (6,858)       182
Loss from discontinued operations...........................   (12,260)   (104,097)   (27,309)
                                                              --------   ---------   --------
Net loss....................................................   (27,371)   (110,955)   (27,127)
Deemed dividend on preferred stock..........................        --          --     (7,815)
Beneficial conversion of Series E preferred stock...........        --          --    (10,150)
Dividend on Series A preferred stock........................        --        (213)        --
                                                              --------   ---------   --------
Net loss applicable to common stockholders..................  $(27,371)  $(111,168)  $(45,092)
                                                              ========   =========   ========
Basic and diluted loss per common share:
  Loss from continuing operations...........................  $  (0.27)  $   (0.16)  $  (0.91)
  Loss from discontinued operations.........................     (0.22)      (2.40)     (1.39)
                                                              --------   ---------   --------
     Net loss per share.....................................  $  (0.49)  $   (2.56)  $  (2.30)
                                                              ========   =========   ========
Shares used in calculation of net loss per common share:
Basic and diluted...........................................    56,068      43,348     19,607

          See accompanying Notes to Consolidated Financial Statements

                               RSTAR CORPORATION

      CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                      THREE YEARS ENDED DECEMBER 31, 2001
                         STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                 REDEEMABLE
                                CONVERTIBLE            CONVERTIBLE
                              PREFERRED STOCK        PREFERRED STOCK          COMMON STOCK                           DEFERRED
                             ------------------   ----------------------   -------------------     ADDITIONAL         STOCK
                              SHARES    AMOUNT      SHARES       AMOUNT      SHARES     AMOUNT   PAID-IN-CAPITAL   COMPENSATION
                             --------   -------   -----------   --------   ----------   ------   ---------------   ------------
Balances at January 1,
  1999.....................   600,000   $ 3,352     9,557,671   $  2,783   14,208,730    $143       $  6,069         $ (4,900)
Issuance of common stock
  upon exercise of stock
  options..................        --        --            --         --      222,558       2             73               --
Issuance of Series D
  preferred stock net of
  issuance costs of
  $1,834...................        --        --     5,554,110     25,937           --      --             --               --
Issuance of Series D
  preferred stock for
  conversion of note
  payable..................        --        --        40,000        200           --      --             --               --
Issuance of Series E
  preferred stock, net of
  issuance of $26..........        --        --     2,030,000     10,124           --      --             --               --
Issuance of common stock
  options to non-employees
  in consideration for
  services rendered........        --        --            --         --           --      --            388               --
Warrants issued in
  connection with lease
  financing & services
  agreements...............        --        --            --         --           --      --          2,701             (782)
Deferred stock
  compensation.............        --        --            --         --           --      --         12,016          (12,016)
Amortization of deferred
  stock compensation.......        --        --            --         --           --      --             --            6,056
Accretion of redeemable
  convertible preferred
  stock....................        --     1,276            --         --           --      --             --               --
Accretion of guaranteed
  return...................        --     1,792            --         --           --      --             --               --
Accrued Series C
  dividends................        --       258            --         --           --      --             --               --
Accrued dividends on Series
  D and E..................        --        --            --      4,489           --      --             --               --
Deemed dividend on
  preferred stock..........        --        --            --     10,150           --      --             --               --
Issuance of common stock
  upon initial public
  offering.................        --        --            --         --    9,488,753      95         95,417               --
Issuance of shares to
  stockholders for note
  receivable...............        --        --            --         --    1,300,000      13          6,487               --
Conversion of preferred
  stock to common stock
  upon initial public
  offering.................  (600,000)   (6,678)  (17,181,781)   (53,683)  18,583,740     185         60,176               --
Net loss...................        --        --            --         --           --      --             --               --
                             --------   -------   -----------   --------   ----------    ----       --------         --------


                                NOTES                         TOTAL
                              RECEIVABLE                  STOCKHOLDERS'
                                 FROM       ACCUMULATED      EQUITY
                             STOCKHOLDERS     DEFICIT       (DEFICIT)
                             ------------   -----------   -------------
Balances at January 1,
  1999.....................    $    --       $  (6,218)     $  (2,123)
Issuance of common stock
  upon exercise of stock
  options..................         --              --             75
Issuance of Series D
  preferred stock net of
  issuance costs of
  $1,834...................         --              --         25,937
Issuance of Series D
  preferred stock for
  conversion of note
  payable..................         --              --            200
Issuance of Series E
  preferred stock, net of
  issuance of $26..........         --              --         10,124
Issuance of common stock
  options to non-employees
  in consideration for
  services rendered........         --              --            388
Warrants issued in
  connection with lease
  financing & services
  agreements...............         --              --          1,919
Deferred stock
  compensation.............         --              --             --
Amortization of deferred
  stock compensation.......         --              --          6,056
Accretion of redeemable
  convertible preferred
  stock....................         --          (1,276)        (1,276)
Accretion of guaranteed
  return...................         --          (1,792)        (1,792)
Accrued Series C
  dividends................         --            (258)          (258)
Accrued dividends on Series
  D and E..................         --          (4,489)            --
Deemed dividend on
  preferred stock..........         --         (10,150)            --
Issuance of common stock
  upon initial public
  offering.................         --              --         95,512
Issuance of shares to
  stockholders for note
  receivable...............     (6,500)             --             --
Conversion of preferred
  stock to common stock
  upon initial public
  offering.................         --              --          6,678
Net loss...................         --         (27,127)       (27,127)
                               -------       ---------      ---------

                                 REDEEMABLE
                                CONVERTIBLE            CONVERTIBLE
                              PREFERRED STOCK        PREFERRED STOCK          COMMON STOCK                           DEFERRED
                             ------------------   ----------------------   -------------------     ADDITIONAL         STOCK
                              SHARES    AMOUNT      SHARES       AMOUNT      SHARES     AMOUNT   PAID-IN-CAPITAL   COMPENSATION
                             --------   -------   -----------   --------   ----------   ------   ---------------   ------------
Balances at December 31,
  1999.....................        --                      --              43,803,781     438        183,327          (11,642)
Issuance of common stock
  upon exercise of common
  stock options............        --        --            --         --      425,541       4            412               --
Issuance of common stock in
  connection with
  LearningGate.com
  acquisition..............        --        --            --         --      999,958      10          2,740               --
Repurchase of common
  stock....................        --        --            --         --   (1,350,000)    (13)          (148)              --
Amortization of deferred
  stock compensation for
  stock options and
  warrants.................        --        --            --         --           --      --             --            5,239
Cancellation of stock
  options..................        --        --            --         --           --      --         (5,738)           5,738
Issuance of common stock in
  connection with Employee
  Stock Purchase Plan......        --        --            --         --       78,429       1            185               --
    Net loss...............        --        --            --         --           --      --             --               --
Dividends on Series A
  preferred shares of a
  subsidiary...............        --        --            --         --           --      --             --               --
                             --------   -------   -----------   --------   ----------    ----       --------         --------
Balances at December 31,
  2000.....................        --        --            --         --   43,957,709     440        180,778             (665)
Issuance of common stock
  upon exercise of common
  stock options............        --        --            --         --       54,823      --             11               --
Issuance of common stock in
  connection with Employee
  Stock Purchase Plan......        --        --            --         --       32,165      --             22               --
Amortization of Deferred
  Stock Compensation for
  stock options and
  warrant..................        --        --            --         --           --      --             --              490
Cancellation of stock
  options..................        --        --            --         --           --      --            (35)              35
Issuance of common stock in
  connection with
  settlement of TARSAP
  agreements...............        --        --            --         --      361,314       4            253               --
Issuance of common stock in
  connection with
  settlement of liabilities
  with Spacenet, Inc.......        --        --            --         --   19,396,552     194         44,806               --
Net loss...................        --        --            --         --           --      --             --               --
                             --------   -------   -----------   --------   ----------    ----       --------         --------
Balances at December 31,
  2001.....................        --   $    --            --   $     --   63,802,563    $638       $225,835         $   (140)
                             ========   =======   ===========   ========   ==========    ====       ========         ========


                                NOTES                         TOTAL
                              RECEIVABLE                  STOCKHOLDERS'
                                 FROM       ACCUMULATED      EQUITY
                             STOCKHOLDERS     DEFICIT       (DEFICIT)
                             ------------   -----------   -------------
Balances at December 31,
  1999.....................     (6,500)        (51,310)       114,313
Issuance of common stock
  upon exercise of common
  stock options............         --              --            416
Issuance of common stock in
  connection with
  LearningGate.com
  acquisition..............         --              --          2,750
Repurchase of common
  stock....................         --              --           (161)
Amortization of deferred
  stock compensation for
  stock options and
  warrants.................         --              --          5,239
Cancellation of stock
  options..................         --              --             --
Issuance of common stock in
  connection with Employee
  Stock Purchase Plan......         --              --            186
    Net loss...............         --        (110,955)      (110,955)
Dividends on Series A
  preferred shares of a
  subsidiary...............         --            (213)          (213)
                               -------       ---------      ---------
Balances at December 31,
  2000.....................     (6,500)       (162,478)        11,575
Issuance of common stock
  upon exercise of common
  stock options............         --              --             11
Issuance of common stock in
  connection with Employee
  Stock Purchase Plan......         --              --             22
Amortization of Deferred
  Stock Compensation for
  stock options and
  warrant..................         --              --            490
Cancellation of stock
  options..................         --              --             --
Issuance of common stock in
  connection with
  settlement of TARSAP
  agreements...............         --              --            257
Issuance of common stock in
  connection with
  settlement of liabilities
  with Spacenet, Inc.......         --              --         45,000
Net loss...................         --         (27,371)       (27,371)
                               -------       ---------      ---------
Balances at December 31,
  2001.....................    $(6,500)      $(189,849)     $  29,984
                               =======       =========      =========

          See accompanying Notes to Consolidated Financial Statements.

                               RSTAR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,
              (DOLLARS ARE IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                                                2001       2000       1999
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income from continuing operations................  $(15,111)  $ (6,858)  $    182
Adjustments to reconcile net (loss) income from continuing
  operations to net cash (used in) provided by operating
  activities:
  Amortization of deferred stock compensation...............       490        180         --
  Depreciation..............................................     2,133      1,617        673
  Warrants issued for services..............................        --         --        388
  Common stock issued for services..........................        --         --        122
  Impairment loss on Investment in Affiliates...............     1,105         --         --
Changes in operating assets and liabilities:
  Receivables...............................................      (154)       (73)        --
  Prepaid expenses and other current assets.................      (292)       (25)      (422)
  Other assets..............................................       102       (987)      (489)
  Accounts payable..........................................      (613)      (517)       952
  Accrued expenses and other liabilities....................    (3,105)     5,097      8,301
  Accrued compensation and related expenses.................    (1,772)       333      1,277
                                                              --------   --------   --------
Net cash provided by (used in) operating activities from
  continuing operations.....................................   (17,217)    (1,233)    10,984
Net cash used in operating activities from discontinued
  operations................................................      (915)   (35,561)   (22,988)
                                                              --------   --------   --------
NET CASH FLOWS USED IN OPERATING ACTIVITIES.................   (18,132)   (36,794)   (12,004)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment.......................................      (151)    (3,085)    (1,076)
Disposal of equipment.......................................       194         --         --
Restricted cash.............................................      (106)       (12)      (565)
Purchase business combinations..............................        --     (3,037)        --
                                                              --------   --------   --------
Net cash used in investing activities from continued
  operations................................................       (63)    (6,134)    (1,641)
Net cash provided by (used in) investing activities from
  discontinued operations...................................     5,928     (1,081)    (3,896)
                                                              --------   --------   --------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.........     5,865     (7,215)    (5,537)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on lease obligations...............................    (5,112)   (15,027)    (2,533)
Payment to settle minority interest.........................       (25)        --         --
Proceeds from issuance of preferred stock, net..............        --         --     36,261
Proceeds from the issuance of common stock, net.............        32        602     95,512
Proceeds from borrowings on notes payable...................        --         --        700
Payments on notes payable...................................        --         --       (500)
Redemption of preferred stock in subsidiary.................        --     (5,500)        --
Payments of dividends.......................................        --       (213)        --
Repurchase of common stock..................................        --       (161)        --
Net cash (used in) provided by financing activities.........    (5,105)   (20,299)   129,440
(Decrease) increase in cash and cash equivalents............   (17,372)   (64,308)   111,899
Cash and cash equivalents at beginning of year..............    48,406    112,714        815
Cash and cash equivalents at end of year....................  $ 31,034   $ 48,406   $112,714
SUPPLEMENTAL DISCLOSURES:
Non cash investing and financing activities:
Issuance of common stock in settlement of liabilities with
  Spacenet, Inc.............................................  $ 45,000   $     --   $     --
Conversion of notes payable to stockholders to preferred
  stock.....................................................  $     --   $     --   $    200
Issuance of common stock for notes receivable...............  $     --   $     --   $  6,500
Conversion of preferred stock to common stock, net of
  issuance costs............................................  $     --   $     --   $ 60,361
Accretion and dividends on convertible preferred stock......  $     --   $     --   $  7,815
Deemed dividend on preferred stock..........................  $     --   $     --   $ 10,150
Equipment purchased through capital lease agreements........  $     --   $ 27,644   $ 26,508
Warrants issued in connection with lease financing and
  service agreements........................................  $     --   $     --   $  2,701
Stock options issued in connection with consulting
  agreement.................................................  $     --   $     --   $    388
Cash paid for interest......................................  $    851   $  4,577   $    975
Preferred stock in subsidiary issued in purchase of
  eFundraising.com..........................................  $     --   $  6,095   $     --
Common stock issued in purchase of LearningGate.com.........  $     --   $  2,750   $     --

          See accompanying Notes to Consolidated Financial Statements

                               RSTAR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2001, 2000 AND 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

     rStar Corporation, previously known as ZapMe! Corporation, was founded in June 1997 for the principal purpose of building an advertiser-supported network serving the education market. Over time we built a broadband Internet media network specializing in education and acquired two businesses that served the education market (together, the "School business"). The advertiser-supported network serving the education market generated revenue via commercial advertising on Company installed, networked computer labs in schools. In connection with this business, we provided free Internet media network service and computer equipment to schools. In July, 2000, we began the development of a service to build and manage industry-specific, satellite-based networks for commercial entities using customized managed browser technology to communicate with their vendors and customers via Internet access, in a managed environment. The services we expect to provide include remote high-speed Internet access, data delivery, high-quality video and other network services bundled and delivered through dedicated Internet media networks. ("Commercial business"). In October 2000, we decided we would no longer accept or present paid commercial advertising directed at students and announced our plan to end the School business. These operations, which comprised a significant portion of our assets, and a vast majority of our revenues and expenses, are reflected in the accompanying financial statements as discontinued operations. See Note 2.

     We have focused our full efforts toward the continued development of our Commercial business and now operate in one segment. We have experienced operating losses since our inception as a result of our efforts to build our network infrastructure and internal staffing, develop our systems and expand our markets. We earned all of our revenue from our discontinued School business and, with the discontinuance of this segment, we have eliminated our ability to earn revenue in that segment. We plan to continue to focus on expanding our Commercial business, which will cause our loss from continuing operations to increase. There can be no assurance that the Commercial business will develop to the extent that sufficient revenue will be produced.

     On October 3, 2000 Gilat Satellite Networks, Ltd ("Gilat") and the Company announced an agreement under which Gilat would make a tender offer to acquire for cash 51% of our outstanding voting common shares at $2.32 per share. Effective January 11, 2001, Gilat acquired control pursuant to that tender offer.

     On April 23, 2001, Gilat and the Company announced a series of transactions that would result in the acquisition by the Company of Gilat's StarBand Latin America business. In consideration for such acquisition, the Company agreed to issue to Gilat approximately 43.1 million shares of the Company's common stock. Additionally, conditioned upon the acquisition of Starband, the Company announced it would make a tender offer to acquire, in exchange for up to $4 million in cash and up to 312,500 ordinary shares of Gilat, up to 20% of the Company's common stock held by each stockholder of the Company other than Gilat and its affiliates. On September 7, 2001 the parties entered into an amended agreement and, on December 31, 2001, the Company, Gilat and Gilat To Home Latin America (Holland) N.V. entered into a second amended and restated agreement. The revisions to the April 23, 2001 agreement a) increased the number of shares of rStar common stock that the Company will acquire in the tender offer to approximately 29% of the outstanding shares of rStar common stock not held by Gilat and its corporate affiliates, b) adjusted the cash portion of the consideration for those shares from a fixed $0.95/share to an amount that will vary between $0.32 and $1.58 per share, depending on the then market value of Gilat shares, c) established certain earnings targets for the StarBand Latin America business for the one year periods ended June 30, 2003 and 2004 that, if not achieved, will entitle non-Gilat shareholders to special cash distributions totaling up to $10 million or, if exceeded, will entitle Gilat to additional rStar shares totaling 10% of amount outstanding immediately following the acquisition,

                               RSTAR CORPORATION

d) provided an exception to the obligation to make the above-described special cash distribution if the Company obtained substantial new equity financing, e) clarified that rStar's rights to provide services in Mexico rStar are non-exclusive and f) extended to May 31, 2002 the termination date of the agreement.

     The Company also agreed to issue approximately 19.3 million shares of its common stock to Spacenet, Inc. ("Spacenet"), a wholly-owned subsidiary of Gilat, (or its affiliate-designee) in full satisfaction of the Company's outstanding obligations of $45,000,000 to Spacenet. On May 21, 2001 that transaction was completed.

     We purchase satellite and other services and formerly leased a majority of the computer equipment deployed in school from Spacenet.

     Gilat, as of December 31, 2001, owns 65% of the Company's common stock. The substance of the transaction is that Gilat will effectively own up to 85% of the Company after the consummation of the transactions contemplated by the acquisition agreement. At consummation, Gilat intends to use the Company's assets, to further finance its operations in Latin America. However, Gilat's business plan in Latin America is unproven.

     Management's current business plan is to continue its development of its Commercial business, as well as to consummate the StarBand Latin America transaction, thereby entering into the Latin America market. The Company's current business plan and projections have considered the need to reduce or delay expenditures. Management believes that the Company's available cash resources will be sufficient to meet their expected working capital and capital expenditure requirements, including the cash the Company expects to pay its stockholders in the exchange offer, for the next year and are sufficient to provide the Company with the ability to continue in existence. However, the Company's operations and ultimate realization of the assets is dependent on the operating decisions of Gilat.

BASIS OF PRESENTATION

     The consolidated financial statements are prepared on the basis of our School business being presented as a discontinued operation and include our accounts and those of our wholly and majority-owned subsidiaries. All subsidiaries are wholly owned with the exception of AutoNetworks, Inc. which has a 10% minority shareholder. That subsidiary currently has no assets, liabilities or employees as all operations in the automotive area are being conducted directly by rStar. All significant inter-company accounts and transactions have been eliminated in consolidation. As stated in Note 3, in February 2001, our board of directors approved a formal plan to sell our School business. For comparative purposes, the consolidated statements of operations and related loss per share information, for all periods presented, have been restated to reflect the results of operations for the discontinued business in "Loss from discontinued operations." The consolidated balance sheets at December 31, 2001 and 2000 reflect assets and liabilities related to the School business as "Net assets of discontinued operations". The Consolidated Statements of Cash Flows for the three years in the period ended December 31, 2001 reflects separately cash flows from discontinued operations.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

                               RSTAR CORPORATION

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of demand deposits and money market accounts held with a financial institution and highly rated commercial paper with original maturities of three months or less from the date of purchase.

     Restricted cash consists of security deposits made against letters of credit issued in connection with lease agreements.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents. We maintain our cash balances primarily in one financial institution in California, which at times exceeds federally insured limits. We have not experienced any losses in such accounts. We believe we are not exposed to any significant credit risk on our cash and cash equivalents. We perform ongoing credit evaluations of our customers and generally do not require collateral.

EQUIPMENT

     Equipment is stated at cost and is depreciated using the straight-line method over estimated useful lives of three to seven years. Depreciation of capital leases is expensed using the straight-line method over the life of the lease or of the asset, whichever is shorter.

LONG-LIVED ASSETS

     We review long-lived assets for impairment whenever events or circumstances indicate the carrying value of asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

RESEARCH AND DEVELOPMENT

     We account for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Completion Software to be Sold, Leased or Otherwise Marketed" under which software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. To date, costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs related to the School business have been charged to research and development expense and classified in loss from discontinued operations. To date, we have not achieved technological feasibility for development costs incurred related to continuing operations. Accordingly, such development costs have been charged to research and development expense in the accompanying statement of operations.

     We charge all costs related to the development of internal use of software to operations as incurred, other than those incurred during the application development stage. Costs incurred during the application development stage were insignificant for all periods presented.

REVENUE RECOGNITION

     Our continuing operations did not generate revenue in the periods presented. Revenue from discontinued operations reported in Note 2 is comprised of multiple sources. Sponsorship or advertising revenue was recognized ratably over the period the advertising was delivered unless the advertising or sponsorship is based on a minimum number of impressions, in which case revenue was recognized on the basis of impressions delivered. Network services and other revenue consisted of revenue from the

                               RSTAR CORPORATION
distribution of content and products delivered through our network and from educational programs delivered in Company labs such as teacher training, tutoring and other educational programs offered through strategic alliances. Network services and other revenue was recognized in the time period in which the underlying service was delivered. Revenue from school fundraising services and supplies was recognized upon shipment or delivery of services and consisted of proceeds derived from the sales of fundraising kits and supplies to schools and school organizations.

STOCK-BASED COMPENSATION

     We account for compensation expense for employees and non-employee directors compensation plans using the intrinsic value method and provide pro forma disclosures of net loss and net loss per share as if the fair value method has been applied in measuring compensation expense.

     The value of warrants, options or stock exchanges for services are expensed over the period benefited. Warrants and options for services received from non-employees are valued at fair value based on the Black-Scholes option pricing model.

INCOME TAXES

     We account for income taxes using the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

RECLASSIFICATIONS

     Certain reclassifications have been made to conform to the 2001 presentation.

NET LOSS PER SHARE

     Basic and diluted loss per share has been computed using net loss, less accretion and dividends on preferred stock, divided by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase, and excludes stock options, warrants, and convertible securities.

                               RSTAR CORPORATION

     The calculation of basic and diluted net loss per share is as follows (in thousands, except for per share amounts):

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        2001       2000        1999
                                                      --------   ---------   --------
Net (loss) income from continuing operations........  $(15,111)  $  (6,858)  $    182
Accretion and dividends on convertible preferred
  stock.............................................        --          --     (7,815)
Beneficial conversion of Series E preferred Stock...        --          --    (10,150)
Dividend on Series A preferred stock of a
  subsidiary........................................        --        (213)        --
                                                      --------   ---------   --------
Loss applicable to common stockholders-continuing
  operations........................................  $(15,111)  $  (7,071)  $(17,783)
Loss from discontinued operations...................   (12,260)   (104,097)   (27,309)
                                                      --------   ---------   --------
Loss applicable to common stockholders..............  $(27,371)  $(111,168)  $(45,092)
                                                      ========   =========   ========
Weighted-average shares of common stock
  outstanding.......................................    56,168      44,475     20,354
Less: weighted-average shares subject to
  repurchase........................................       100       1,127        747
                                                      --------   ---------   --------
Weighted-average shares of common stock outstanding
  used in computing basic and diluted net loss per
  common share......................................    56,068      43,348     19,607
                                                      ========   =========   ========

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              2001     2000     1999
                                                             ------   ------   ------
Basic and diluted net loss per common share from continuing
  operations...............................................  $(0.27)  $(0.16)  $(0.91)
Basic and diluted net loss per common share from
  discontinued operations..................................   (0.22)   (2.40)   (1.39)
                                                             ------   ------   ------
Basic and diluted net loss per common share................  $(0.49)  $(2.56)  $(2.30)
                                                             ======   ======   ======

          We have excluded all convertible preferred stock, warrants to purchase common stock, outstanding stock options and stock subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented.

          The securities excluded from the calculations of diluted net loss per common share are as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
Convertible preferred stock of a subsidiary.................         --     169,920          --
Stock options...............................................  1,967,529   3,540,209   3,344,040
Warrants to purchase stock..................................    800,000     800,000     685,625
                                                              ---------   ---------   ---------
Total.......................................................  2,767,529   4,510,129   4,029,665
                                                              =========   =========   =========

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used in estimating the fair value of financial instruments:

     Cash and Cash Equivalents: The carrying amount recorded in the balance sheets for cash and cash equivalents approximates fair value due to the short-term nature of such instruments.

                               RSTAR CORPORATION

     Notes Receivable from Stockholders: The fair value of the notes receivable from stockholders is not determinable due to the related party nature of the instrument.

EFFECT OF NEW ACCOUNTING STANDARDS

     During 2001, the Financial Accounting Standards Board (FASB) approved for issuance Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 provisions relating to the initial measurement and recording of goodwill and intangible assets, as well as financial statement disclosures, are effective for purchase business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

     - All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The poolings of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

     - Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

     - Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2001, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

     - Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

     - All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     The Financial Accounting Standards Board also issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 applies to all entities that have legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, or development and (or) normal operations of the long-lived asset. SFAS 143 requires that a liability for an asset retirement obligation be recognized if the obligation meets the definition of a liability in FASB Concepts Statement 6, Elements of Financial Statements, and if the amount of the liability can be reasonably estimated, SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

     In addition, the Financial Accounting Standards Board also issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as the provisions of Opinion 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, that address the disposal of a business. SFAS 144 also amended APR 51, Consolidated Financial Statements, to eliminate the exception to consolidate a subsidiary for which control is likely to be temporary. SFAS 144 carries over the recognition and measurement provisions of SFAS 121, but differs from SFAS 121 in that it provides guidance in estimating future cash flows to test recoverability. SFAS 144 also includes criteria that have to be met for an entity to classify a long-lived asset or asset group as held for sale, and extends the presentation of discontinued operations permitted by Opinion 30 to include disposals of a component of

                               RSTAR CORPORATION
an entity. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, except for the disposal provisions which are immediately effective.

     The effects of the adoption of SFAS 141 did not have a material effect on the Company's financial statements. We do not expect that the adoption of the other accounting standards will have a material effect on the Company's financial statements.

2.  DISCONTINUED OPERATION

     In February 2001, our board of directors approved a formal plan to discontinue and dispose of the School business. These operations, which comprised a significant portion of our assets and a majority of our revenues and expenses, are reflected in the accompanying financial statements as discontinued.

     We have directed our full efforts toward furthering the development of our Commercial business of building and managing large scale, satellite-based networks for commercial customers and communities of interest.

     The loss from discontinued operations consists of the following (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                2001       2000        1999
                                                              --------   ---------   --------
Revenue.....................................................  $     --   $   3,128   $  1,179
Revenue from affiliates.....................................        --      11,188      1,363
                                                              --------   ---------   --------
Total Revenue...............................................  $     --      14,316      2,542
Costs and expenses:
  Costs of revenues.........................................     5,850      29,750      7,653
  Sales and marketing.......................................        --      10,552      7,401
  General and administrative................................        --      21,489      6,158
  Research and development..................................        --       6,318      2,583
  Amortization of goodwill..................................        --       2,387         --
  Amortization of deferred stock compensation...............        --       4,977      6,056
                                                              --------   ---------   --------
Total costs and expenses....................................     5,850      75,473     29,851
                                                              --------   ---------   --------
Loss from discontinued operations...........................    (5,850)    (61,157)   (27,309)
Estimated loss on disposal..................................    (6,410)    (42,940)        --
                                                              --------   ---------   --------
Loss from discontinued operations...........................  $(12,260)  $(104,097)  $(27,309)
                                                              ========   =========   ========

     In 2001, we reported a loss from discontinued operations of $12,260,000 which was a result of a $5,850,000 charge recorded to cover principally the cost of excess space segment bandwidth consumed by the School Business that resolved a discrepancy between Spacenet, a related party, and the Company and $9,045,000 impairment charges to reflect a revised estimate of the net proceeds to be obtained from the sale of computer equipment developed in the School Business. Initially, these assets were to be disposed of by bulk sale, and the value was written down to such. However, these assets were disposed of on a piecemeal basis which realized a much lower sale price, resulting in these impairment charges. Partially offsetting these charges were actual expenses that were $2,635,000 lower than the original estimates for which a reserve was established in December 2000. Actual expenses were lower than original estimates due to a) our original estimated date of disposal of our eFundraising subsidiary was the end of June 2001, but we sold it in the beginning of June 2001, and b) overestimates of estimated connectivity costs and personnel costs for the discontinued school business to the actual date of disposal at June 30, 2001.

     In 2000, we reported a loss from discontinued operations of $104,097,000. Of this loss, $61.1 million reflects the cost, net of $14.3 million of revenue, of deploying and operating the advertiser-supported school network. The other $42.9 million is the estimated loss on disposal of those discontinued operations.

                               RSTAR CORPORATION

This is comprised of asset impairment charges totaling $34.2 million and estimated future net operating losses from January 1, 2001 to the June, 2001 expected disposal date of $7.3 million. Severance and other estimated expenses comprise the $1.4 million remainder.

     In 2001, there was no stock-based compensation included in the loss from discontinued operations. In 2000, stock-based compensation of $4,977,000 comprises $278,000 relating to sales and marketing, $4,380,000 relating to general and administrative, and $319,000 relating to research and development. In 1999, stock-based compensation of $6,056,000 comprises $1,187,000 relating to sales and marketing, $4,370,000 relating to general and administrative, and $499,000 relating to research and development.

     Net assets of discontinued operations as of December 31, consists of the following (in thousands):

                                                              2001    2000
                                                              ----   -------
CURRENT ASSETS
  Cash and cash equivalents.................................  $ --   $    97
  Accounts receivable.......................................    41       556
  Other receivables.........................................    --       311
  Prepaid expenses and other current assets.................   281       444
                                                              ----   -------
  Total current assets Equipment, net.......................   322     1,408
Goodwill....................................................    --     1,200
                                                              ----   -------
Total assets................................................   322    18,093
Total current liabilities...................................    --      (623)
                                                              ----   -------
Net assets of discontinued operations.......................  $322   $17,470
                                                              ====   =======

3.  EQUIPMENT

     Equipment attributable to our continuing operations consists of the following (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
Computer and office equipment...............................  $5,116   $5,294
Furniture and fixtures......................................   1,199    1,599
                                                              ------   ------
                                                               6,315    6,893
Less accumulated depreciation and amortization..............  (4,420)  (2,386)
                                                              ------   ------
                                                              $1,895   $4,507
                                                              ======   ======

     Equipment includes $1,940,000 of computer and office equipment recorded under capital lease obligations at December 31, 2001 and 2000. Accumulated depreciation for such equipment as of December 31, 2001 and 2000 was $1,537,000 and $813,000, respectively.

4.  STOCKHOLDERS' EQUITY

     In October 1999, we completed our Initial Public Offering and all shares of preferred stock were converted into common stock. Subsequent to the Initial Public Offering, we authorized 5 million shares of an additional series of preferred stock. As of December 31, 2001 and 2000, no shares were issued and outstanding. The holders of Series C preferred stock were accreted dividends in 1999. Additionally, redemption value privileges were accreted and charged to accumulated deficit in 1999. Holders of the series C, D, and E preferred stock received liquidation preferences in the form of common stock in

                               RSTAR CORPORATION
connection with the Initial Public Offering, in the amount of 309,299, 456,902, and 35,758 shares respectively, in the aggregate amount of $8,421,000.

     Because of the proximity of the issues of the Series E preferred stock to the commencement of our Initial Public offering, we concluded that a beneficial conversion feature was present in the preferred stock on the date of issuance. For purposes of evaluating this beneficial conversion feature, we considered that the public offering price ($11.00) represented the fair value of the common stock on the date the Series E was issued. As a result, we recorded a deemed dividend charge of $10,150,000 with a corresponding increase to Convertible Preferred Stock.

BRIDGE FINANCINGS

     In February 1999, we issued a $200,000 note payable with an interest rate of 10% per annum. The principal amount was converted into 40,000 shares of Series D preferred stock in March 1999.

STOCK PLANS

     We have a 1998 Stock Plan ("Stock Plan") which provides for the granting of stock options or shares of common stock to employees, directors and consultants. Stock options are exercisable immediately upon issuance (subject to vesting agreements) and generally have a term of 10 years. Unvested options are canceled upon termination of employment. The vesting schedule and other option terms, subject to certain Stock Plan provisions, are determined by the Compensation Committee of the Board of Directors at the time of issuance. Stock options generally vest over a period of between three and four years. As of December 31, 2001, we reserved 10,900,000 shares of our common stock for issuance under the Stock Plan. The Stock Plan provides for an annual increase in the number of shares available for issuance on the first day of our fiscal year beginning in fiscal year 2000 equal to the lesser of (i) 2,000,000 shares, (ii) 5% of the outstanding shares of our common stock on such date, or (iii) such other amount as determined by the Board of Directors. As of December 31, 2001, there were 6,863,245 shares available for grant under the Stock Plan.

     In connection with a reduction in force the stock option vesting period for several terminated executives was extended, resulting in additional compensation expense in 2000 of $589,000. In 2001, no stock option vesting period was extended for terminated employees.

                               RSTAR CORPORATION

     A summary of activity under our stock option plan is as follows:

                                                                             WEIGHTED-
                                                                              AVERAGE
                                                              NUMBER OF    EXERCISE PRICE
                                                                SHARES       PER SHARE
                                                              ----------   --------------
                                                                  OPTIONS OUTSTANDING
Outstanding at January 1, 1999..............................   1,749,230       $0.80
  Options granted...........................................   3,042,566        6.51
  Options exercised.........................................    (222,558)       0.34
  Options canceled..........................................    (406,104)       1.07
                                                              ----------       -----
Outstanding at December 31, 1999............................   4,163,134       $5.39
  Options granted...........................................   2,389,316        3.09
  Options exercised.........................................    (425,541)       4.76
  Options canceled..........................................  (3,626,700)       5.76
                                                              ----------       -----
Outstanding at December 31, 2000............................   2,500,209       $7.79
  Options granted...........................................   1,665,913        0.72
  Options exercised.........................................    (416,137)       0.64
  Options canceled..........................................  (1,812,456)       4.86
                                                              ----------       -----
Outstanding at December 31, 2001............................   1,937,529       $1.59
                                                              ==========       =====

     The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

                                                                                     OPTIONS VESTED AND
                                        OPTIONS OUTSTANDING        WEIGHTED-            EXERCISABLE
                                     --------------------------     AVERAGE      --------------------------
                                                   WEIGHTED-       REMAINING                   WEIGHTED-
                                                    AVERAGE       CONTRACTUAL                   AVERAGE
                                     NUMBER OF   EXERCISE PRICE       LIFE       NUMBER OF   EXERCISE PRICE
EXERCISE PRICES                       SHARES       PER SHARE        (YEARS)       SHARES       PER SHARE
---------------                      ---------   --------------   ------------   ---------   --------------
$0.02 -- $0.25                         150,169       $0.21            6.31        150,169        $0.21
$0.26 -- $0.99                         933,440        0.72            9.02        135,811         0.71
$1.00 -- $1.99                         309,000        1.10            6.74        308,000         1.10
$2.00 -- $4.00                         321,044        2.75            8.01        178,686         2.84
$4.01 -- $20.00                        223,876        5.14            7.95        102,540         5.30
                                     ---------       -----            ----        -------        -----
                                     1,937,529       $1.59            8.05        875,206        $1.73
                                     =========       =====            ====        =======        =====

PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION

     Pro forma information regarding results of operations and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black Scholes method with the following weighted average assumptions:

                                                         2001        2000        1999
                                                       ---------   ---------   ---------
Risk free rate.......................................      5.25%        6.0%        5.5%
Dividend yield.......................................         0%          0%          0%
Volatility...........................................        42%         97%         70%
Expected option life.................................  2.0 years   3.5 years   3.5 years

                               RSTAR CORPORATION

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

     Had compensation cost for our stock-based compensation plans been determined using the fair value of each award at the grant dates, our net loss (in thousands, except per share data) and pro forma basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        2001       2000        1999
                                                      --------   ---------   --------
Continuing operations applicable to common
  stockholders Net loss -- as reported..............  $(15,111)  $  (7,071)  $(17,783)
  Net loss -- pro forma.............................   (15,158)     (7,071)   (17,783)
  Net loss per share -- as reported.................     (0.27)      (0.16)     (0.91)
  Net loss per share -- pro forma...................     (0.27)      (0.16)     (0.91)
Discontinued operations applicable to common
  stockholders Net loss -- as reported..............  $(12,260)  $(104,097)  $(27,309)
  Net loss -- pro forma.............................   (13,337)   (106,200)   (27,920)
  Net loss per share -- as reported.................     (0.22)      (2.40)     (1.39)
  Net loss per share -- pro forma...................     (0.24)      (2.45)     (1.42)

     The weighted-average fair value of options granted for the three years ended December 31, 2001, 2000, and 1999 was $0.47, $2.98, and $2.47,
respectively.

     The pro forma net loss is not necessarily indicative of the effect on pro forma net loss in future years, as future years will include the effects of additional years of stock option grants.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Our 1999 Employee Stock Purchase Plan ("ESPP") was adopted by the board of directors in August 1999 and approved by the stockholders in October 1999. As of December 31, 2001, there were approximately 765,000 shares available for grant under the ESPP. Eligible employees may purchase common stock at 85% of the lower of the fair market value of our common stock on the first day or the last day of the applicable six-month offering period at the date of purchase. In addition, the ESPP provides for automatic annual increases in the number of shares available for issuance on the first day of each fiscal year equal to the lowest of 1,000,000 shares of common stock, 2% of the outstanding shares of our common stock on the first day of the fiscal year, or such other amount as determined by the Board of Directors.

DEFERRED COMPENSATION

     During the year ended December 31, 1998, we granted an officer the right to purchase 1,350,000 shares of common stock at a purchase price of approximately $0.125 per share which was below the deemed fair market value at the date of grant of $2.75 per share. As a result, we recorded deferred compensation of $3,375,000 during the year ended December 31, 1998 representing the difference between the price paid per share and the deemed fair value of our common stock. These amounts were being amortized by charges to discontinued operations over the vesting period of the stock of approximately four years resulting in amortization of approximately $1,422,000 and $730,000 for the years ended December 31, 1999 and 1998. In September 1999, the officer's employment was terminated and

                               RSTAR CORPORATION
subsequently, he brought an employment action against the Company related to the aforementioned stock grant.

     In October 2000, an arbitrator named us the prevailing party and awarded a settlement in which: (i) we were given the right to repurchase 625,000 shares at $0.12 per share and the former officer was entitled to retain 250,000 shares of the 875,000 shares received under the related Restricted Stock Purchase Agreement and (ii) we were given the right to repurchase 450,000 shares at $0.12 per share and the former officer was entitled to retain 25,000 shares of the 475,000 shares received under the Employee Bonus Stock Agreement for 1998. Pursuant to the settlement, we were obligated, to repurchase retained shares awarded to the former officer at a fixed price of $3.81 per share. In December 2000, we repurchased all the retained shares awarded to the former officer for an amount of approximately $1,048,000. We also repurchased the remaining 1,075,00 shares not awarded to the former officer, at a price of $0.12 per share, amounting to $129,000.

     We recorded deferred stock compensation during the two years ended December 31, 1999, representing the excess of the deemed fair value of our common stock over the exercise price on the grant date for certain of our stock options granted to other employees. In the absence of a public market for our common stock, the deemed fair value was based on the price per share of the preferred stock financings, less a discount to give effect to the superior rights of the preferred stock. These amounts are being amortized over the vesting periods of the individual stock options using a graded vesting method. Such amortization, including an additional charge related to modifications of stock options, amounted to approximately $490,000, $5,239,000, and $6,056,000, for the years ended December 31, 2001, 2000, and 1999, respectively. In addition, during the years ended December 31, 2001 and 2000, the Company reversed $ 35,000 and $5,738,000 respectively, of deferred compensation due to cancellation of stock options.

     Assuming no terminations of option holders, amortization of the remaining balance in deferred stock compensation of $140,000 will be in fiscal year 2002.

WARRANTS

     We had the following warrants outstanding at December 31, 2001 to purchase shares of stock:

                                                         EXERCISE PRICE
NUMBER OF SHARES                           STOCK TYPES     PER SHARE      EXPIRATION OF WARRANTS
----------------                           -----------   --------------   ----------------------
250,000..................................    Common          $3.00                  May 2003
250,000..................................    Common           3.50                  May 2003
100,000..................................    Common           5.00                 June 2004
150,000..................................    Common           5.00             December 2003
50,000...................................    Common           5.00            September 2004
800,000

SHARES RESERVED FOR FUTURE ISSUANCE

     At December 31, 2001, we had reserved shares of capital stock for future issuance as follows:

                                                                COMMON
                                                                 STOCK
                                                               ---------
Warrants to purchase stock..................................     800,000
Stock options outstanding...................................   1,937,529
Stock options and shares available for grant................   6,863,245
Employee stock purchase plan................................     750,000

                               RSTAR CORPORATION

5.  INCOME TAXES

     There has been no provision for U.S. Federal, U.S. State, or foreign income taxes for any period as we have incurred net operating losses in all periods in all jurisdictions.

     A reconciliation of income taxes at the statutory federal income tax rate to net (loss) income taxes from continuing operations included in the accompanying statements of operations is as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                               2001     2000    1999
                                                              ------   ------   -----
U.S. federal taxes/(benefit)
At statutory rate...........................................  (34.0%)  (34.0%)  34.0%
State, net of federal benefit...............................   (7.6)    (7.6)    6.2
Valuation allowance.........................................   41.6     41.6      --
                                                              -----    -----    ----
Other.......................................................     --       --    (0.2)
                                                              -----    -----    ----
Total.......................................................    0.0%     0.0%   40.0%

     Significant components of our net deferred tax asset are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Net operating loss carry forwards...........................  $ 51,182   $ 30,292
Accrued compensation........................................        56        101
Other.......................................................        --        136
Excess depreciation.........................................       434      2,068
Discontinued operations.....................................        --      3,752
Impairment..................................................       728     11,096
Bad debt allowance..........................................       107        561
Total net deferred tax asset................................    52,507     48,006
Valuation allowance.........................................   (52,507)   (48,006)
Net deferred tax asset......................................  $     --   $     --

     Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $4,501,000 and $38,030,000 during 2001 and 2000, respectively.

     At December 31, 2001, we had net operating loss carryforwards for federal income tax purposes of approximately $130,861,000, which expire in the years 2013 through 2021. We also had net operating loss carryforwards for state income tax purposes of approximately $75,671,000 expiring in the year 2006. Utilization of our net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

6.  COMMITMENTS

     We lease our office facility and certain office equipment under non-cancelable lease agreements, which require us to pay a portion of operating costs, including property taxes, insurance and normal maintenance. Rent expense amounted to approximately $ 974,000, $1,174,000, and $244,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

                               RSTAR CORPORATION

     Capital lease obligations represent the present value of future rental payments under capital lease agreements for equipment in the school business. Future minimum payments under capital and operating leases are as follows (in thousands):

                                                           CAPITAL LEASES   OPERATING LEASES
                                                           --------------   ----------------
Year ending December 31:
2002.....................................................      $3,306             $489
2003.....................................................          --                4
                                                               ------             ----
Total minimum lease payments.............................      $3,306             $493
                                                                                  ====
Less amount representing interest........................        (207)
                                                               ------
Present value of minimum lease payments..................      $3,099
                                                               ------

     In 1999, we entered into credit lines with a number of lease finance companies for the purpose of acquiring computer and network equipment in schools. These lease arrangements bear interest from 10.5% to 18% and have terms ranging from 24 to 36 months. As of December 31, 2001, we had capital leases with eight lessors, representing a total present value obligation of approximately $3,099,000. No excess lease capacity exists on these leases.

     In connection with the sale of our School business assets we have sold most of the equipment collateralizing these lease agreements, and as a result, we are in default of several covenants in these lease agreements. As such all of the lease obligations have been classified in the accompanying balance sheets as a current liability. As a remedy of default, the lessors may call the remaining portions of these lease obligations as of December 31, 2001 as immediately due and payable. No request for accelerated payout has been made by any lessor.

     In addition, we issued letters of credit to two companies as security against the leases the collateral for which appears as restricted cash on our balance sheet. The leases are also collateralized by the underlying computer equipment. We have sold all the equipment that are securing these leases. Terms of the letter of credit entitle the beneficiary to payment if we fail to make all contractual payment.

     As of December 31, 2001 and 2000, the total present value of capital lease obligations of $0 and $36,021,000 were attributable to Spacenet, Inc., a related party.

     Interest expense on capital leases was $1,803,000, $4,921,000, and $960,000 for years ending December 31, 2001, 2000, and 1999, respectively. Of those amounts, $904,000, $3,809,000, and $867,000 was attributable to our leases with Spacenet, Inc., a related party. (See Note 1).

     The Company is currently building an automotive collision network designed to streamline workflow between collision shops, distributors, suppliers, manufacturers, and insurers. Although all operations are now directly conducted by the Company, we have agreed with the minority stockholder of AutoNetworks, Inc. to transfer to AutoNetworks, Inc., an 85%-owned subsidiary of the Company, the assets, liabilities and employees necessary to conduct the business on terms yet to be agreed upon. We do not expect the contribution of these net assets to have a material impact on the Company's financial position. However, this action will diminish to 85% the Company's share of those net assets and of future profits. The minority stockholders in this subsidiary are responsible for developing this business.

7.  RELATED PARTY TRANSACTIONS

NOTES RECEIVABLE FROM STOCKHOLDERS

     In August 1999 a majority of our board of directors approved the issuance of an immediately exercisable option to purchase 300,000 shares of our common stock to one of our directors at an exercise

                               RSTAR CORPORATION
price of $5.00 per share. The shares were and are subject to a right of repurchase in favor of us, which will expire at a rate of one third each anniversary date of the date of grant. In September 1999, the officer exercised the right to purchase the shares. We recorded deferred stock compensation of approximately $5.0 million, which is being amortized by a charge to operations over the vesting period of the stock using a graded vesting method. We have also loaned the amount necessary to pay for the aggregate purchase price of the option, which has been secured by a full recourse promissory note. The note has a term of four years and bears an interest rate of 5.98%. The promissory note is due in September 2003. This promissory note was amended in April 2001 to provide for the shares to serve as the sole collateral for the loan. No charge to earnings was recorded upon the change in collateral underlying the loan.

     In September 1999, we hired a new chief executive officer. As part of the officer's employment agreement, we granted a right to purchase 1,000,000 shares of our common stock at an exercise price of $5.00 per share. The shares are subject to a right of repurchase in favor of us, which will expire at a rate of twenty-five percent on the first anniversary of the grant date and one forty-eighth of the shares at the end of each month thereafter. In September 1999, the officer exercised his purchase right and we recorded deferred stock compensation of approximately $6.0 million, which is being amortized by a charge to operations over the vesting period of the stock using a graded vesting method. We loaned the amount necessary to pay for the aggregate purchase price of the restricted stock, secured by a full recourse promissory note. The promissory note, was amended in September 2000 to provide for the shares to serve as the sole collateral for the loan, has a payment term of four years and an interest rate of 5.98%. The promissory note is due in September 2003. No charge to earnings was recorded upon the change in collateral underlying the loan. In October 2000, we terminated our relationship with our chief executive officer and entered into a consulting agreement with the officer that provided for a two year consulting agreement at his then annual base compensation and agreed to provide an office and secretarial expenses. Additionally, we surrendered our right to repurchase his restricted shares and canceled his options to purchase our common stock.

     In connection with a dispute that arose subsequent to termination, in January 2002, we entered into a Settlement Agreement and Mutual Release with, our former Chief Executive Officer. The agreement provides the receipt of $175,000 immediately to settle on relocation expenses; $275,000 for consulting fees to be paid in twice-monthly installments commencing January 16, 2002 through and including January 31, 2003, the principal sum of $7,388 payable immediately, and $6,000 monthly for a full time secretary and office space commencing March 1, 2002 through and including February 28, 2003. At December 31, 2001, we accrued for this amount in full, which amounts to approximately $530,000.

     We recorded revenues totaling $0, $11,188,000, and $1,363,000 for sponsorship and advertising for the three years ended December 31, 2001, respectively, from affiliates with which we have strategic business alliances. For revenue recognition purposes a party is deemed an affiliate if it shares common board members, owns more than 5% of our stock or is a significant vendor to us. All such revenue from affiliates was attributable to discontinued operations.

     We paid Aquatic Innovations, Inc., a company owned by the Company's Chief Executive Officer, approximately $43,000 and $94,000 for office equipment rental and other expenses incurred on our behalf in 2001 and 2000 respectively. This financing arrangement, which was approved by the Board in 1999, concluded in December 2001.

     During the year 2001, we made additional investments of $509,000 consisting of cash advances of $320,000, accrued interest of $15,000, and extended lines of credit of $174,000 to Ask Dr Tech, Inc., a company in which our Company, and two of our directors, are preferred shareholders. Due to operational and financial difficulties of Ask Dr Tech, Inc., the company had to write off the 2001 additional investments of $509,000, in addition to the initial investment of $770,000 made in March, 2000. The total

                               RSTAR CORPORATION
write-off booked in December, 2001 was $1,279,000, of which $1,105,000 was recognized in to the income statement, and $174,000 was previously reversed.

     We paid a director of the Company's Board $220,000 during the year ended December 31, 2001 for consulting services in connection with the StarBand Acquisition Agreement. The consulting services began on February 1, 2001, for an initial term of six months at $20,000 per month, and has continued on a month to month basis at $20,000 per month thereafter. These consulting services will continue until the Acquisition Agreement is consummated.

8.  BUSINESS COMBINATIONS

     We completed two acquisitions during the year ended December 31, 2000; eFundraising.com Corporation Inc. ("eFundraising.com") and LearningGate.com, Inc. ("LearningGate.com"). Each acquisition was recorded using the purchase method of accounting under Accounting Principles Boards Opinion No. 16 ("APB No. 16.") The aggregate purchase price of the acquired companies, excluding future contingent consideration, was $11,553,000, and was comprised of common stock, preferred stock in a subsidiary, Time Accelerated Restricted Stock Award Plan stock options ("TARSAPS") and cash. Results of operations for each acquired company have been included in our financial results from the closing date of each transaction.

     In accordance with APB No. 16, all identifiable assets were assigned a portion of the cost (purchase price) of the acquired companies on the basis of their respective fair values. The entire purchase consideration in both acquisitions was allocated primarily to goodwill on the accompanying consolidated balance sheets and is being amortized over their estimated useful lives, which is three years.

     On May 10, 2000, we completed our acquisition of efundraising.com, a company that offers fundraising endnote and services to schools and other organizations. In connection with the acquisition, we issued a combination of cash and securities totaling approximately $7,945,000 to acquire all of the outstanding shares of eFundraising.com. The eFundraising.com purchase price consideration recorded at closing was $7,945,000 consisting of $1,850,000 cash, $5,500,000 Class A preferred shares (500,000 shares at $11.00 per share), $198,240 Class C preferred shares consisting of $56,640 shares at $3.50 per share, $198,240 Class D preferred shares consisting of 56,640 shares at $3.50 per share and $198,240 Class E preferred shares consisting of 56,640 shares at $3.50 per share. All of the preferred shares issued pursuant to this acquisition were issued by a subsidiary of the Company. The $11.00 value per Class A preferred share was determined from the redemption price. The holders of the Class A preferred shares had the right to convert such shares into rStar common stock on a one-for one basis. During the fourth quarter of 2000, Gilat tendered for a majority of our outstanding shares. This event triggered a "change in control" provision in the Class A preferred shares that allowed the holders of the security to demand a redemption of face value of their shares. In December of 2000, we repurchased for $5,500,000 all Class A preferred shares.

     The $3.50 value per share for the Class C, Class D, and Class E was based on the closing market price of rStar common stock on May 10, 2000. The 169,920 preferred shares consisting of 56,640 shares of Class C, 56,640 shares of Class D, and 56,640 of Class E, are convertible into rStar common shares. These shares are not redeemable.

     The LearningGate.com purchase price consideration on June 23, 2000 was approximately $3,608,000 consisting of $858,000 cash, and $2,750,000 rStar's common shares consisting of 999,958 shares at $2.75 per share. The $2.75 value per share was the closing market price on June 23, 2000. Additional cash consideration amounting to $329,000 represented loans for pre-closing direct operating expenses of $267,000 and legal expenses of $62,000. Total cash consideration, therefore, amounted to $1,187,000.

                               RSTAR CORPORATION

     The acquired businesses were both components of our School business and, as such, are part of discontinued operations. In connection with our exit from the School business, we recorded an asset impairment charge of $8,000,000 to reduce the carrying value of goodwill to the estimated net realizable value upon sale. Of that amount, $5,000,000 was attributable to eFundraising.com and the balance to LearningGate.com. Goodwill in connection with LearningGate.com was considered by management to be unrecoverable, as our principal products were software tools to be used in the School business, which we are exiting. The impairment to goodwill associated with eFundraising.com was based on management's estimate of the proceeds to be received upon an expected sale of the business.

     The proforma results of operations forth years ended December 31, 2000 and 1999 would not be materially different from the amounts reported in the consolidated statements of operations.

     In April 2001 we issued 361,314 shares of common stock to the two founders of eFundraising.com in exchange for the cancellation of all of the Time Accelerated Restricted Stock Award Plan issued in connection with our acquisition of the company. In June of 2001 we sold eFundraising.com in exchange for approximately $1,727,000 the then-carrying value of its net assets.

                               RSTAR CORPORATION

9.  UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA:


     Summarized quarterly supplemental consolidated financial information for 2001 and 2000 is as follows (in thousands, except for per share data):

                                                              QUARTER ENDED
                                     ----------------------------------------------------------------
                                                                                        TOTAL FOR THE
                                                                                         YEAR ENDED
                                     MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31    DECEMBER 31
                                     --------   --------   ------------   -----------   -------------
2001
Revenue from continuing
  operations.......................  $     --   $     --     $     --      $     --       $      --
Revenue from discontinued
  operations.......................        --         --           --            --              --
                                     --------   --------     --------      --------       ---------
Total revenue......................  $     --   $     --     $     --      $     --       $      --
                                     ========   ========     ========      ========       =========
Costs and expenses continuing
  operations.......................  $  2,728   $  4,850     $  3,681      $  3,852       $  15,111
Costs and expenses discontinued
  operations.......................  $ 12,350   ($   789)    $    428      $    271       $  12,260
                                     --------   --------     --------      --------       ---------
Total costs and expenses...........  $ 15,078   $  4,061     $  4,109      $  4,123       $  27,371
                                     ========   ========     ========      ========       =========
Income (loss) from continuing
  operations.......................  $ (2,728)  $ (4,850)    $ (3,681)     $ (3,852)      $ (15,111)
Income (loss) from discontinued
  operations.......................  $(12,350)  $    789     $   (428)     $   (271)      $ (12,260)
                                     --------   --------     --------      --------       ---------
Total income (loss)................  $(15,078)  $ (4,061)    ($ 4,109)     $ (4,123)      $ (27,371)
                                     ========   ========     ========      ========       =========
Net loss per share, basic and
  diluted continuing operations....  $  (0.06)  $  (0.09)    $  (0.06)     $  (0.06)      $   (0.27)
Net loss per share, basic and
  diluted, discontinued
  operations.......................  $  (0.28)  $   0.01     $  (0.00)     $  (0.00)      $   (0.22)
                                     --------   --------     --------      --------       ---------
Net loss per share, basic and
  diluted..........................  $  (0.34)  $  (0.08)    $  (0.06)     $  (0.06)      $   (0.49)
                                     ========   ========     ========      ========       =========
Number of shares used in
  calculation......................    43,764     52,617       63,590        63,699          56,068
2000
Revenue from continuing
  operations.......................  $     --   $     --     $     --      $     --       $      --
Revenue from discontinued
  operations.......................     5,410      7,256          767           883          14,316
                                     --------   --------     --------      --------       ---------
Total revenue......................  $  5,410   $  7,256     $    767      $    883       $  14,316
                                     ========   ========     ========      ========       =========
Costs and expenses continuing
  operations.......................  $    331   $    398     $  1,262      $  4,839       $   6,830
Costs and expenses discontinued
  operations.......................    16,204     21,317       19,927        18,025          75,473
                                     --------   --------     --------      --------       ---------
Total costs and expenses...........  $ 16,535   $ 21,715     $ 21,189      $ 22,823       $  82,303
                                     ========   ========     ========      ========       =========
Income (loss) from continuing
  operations.......................  $     92   $   (305)    $ (1,422)     $ (5,223)      $  (6,858)
Income (loss) from discontinued
  operations.......................   (10,794)   (14,061)     (19,160)      (60,082)       (104,097)
                                     --------   --------     --------      --------       ---------
Total income (loss)................  $(10,702)  $(14,366)    $(20,582)     $(65,305)      $(110,955)
                                     ========   ========     ========      ========       =========
Net loss per share, basic and
  diluted continuing operations....  $  (0.00)  $  (0.01)    $  (0.03)     $  (0.12)      $   (0.16)
Net loss per share, basic and
  diluted, discontinued
  operations.......................  $  (0.25)  $  (0.33)    $  (0.44)     $  (1.35)      $   (2.40)
                                     --------   --------     --------      --------       ---------
Net loss per share, basic and
  diluted..........................  $  (0.25)  $  (0.34)    $  (0.47)     $  (1.47)      $   (2.56)
                                     ========   ========     ========      ========       =========
Number of shares used in
  calculation......................    42,236     42,464       43,765        44,315          43,348

                               RSTAR CORPORATION



                     CONDENSED CONSOLIDATED BALANCE SHEETS


               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                               MARCH 31,    DECEMBER 31,
                                                                 2002           2001
                                                              -----------   ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  28,558     $  31,034
  Receivables...............................................          52           277
  Prepaid expenses and other current assets.................         427           744
Total current assets........................................      29,037        32,055
  Equipment, net............................................       1,408         1,895
  Restricted cash...........................................         353           683
  Other assets..............................................         897         1,081
  Net assets of discontinued operations.....................         276           322
Total assets................................................   $  31,971     $  36,036
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $   1,261     $   1,177
  Accrued and other liabilities.............................       1,400         1,491
  Accrued compensation and related expenses.................         263           285
  Current portion of capital lease obligations..............       1,889         3,099
Total current liabilities...................................       4,813         6,052
Total liabilities...........................................       4,813         6,052
Stockholders' equity :
Convertible preferred stock, $0.01 par value
  Authorized shares -- 5,000,000, none issued and
     outstanding at March 31, 2002 and December 31, 2001....          --            --
Common stock, $0.01 par value
  Authorized shares -- 200,000,000 Issued and outstanding
     shares 63,802,563 at March 31, 2002 and at December 31,
     2001...................................................         638           638
  Additional Paid-in-Capital................................     225,828       225,835
  Deferred stock compensation...............................         (86)         (140)
  Notes receivable from stockholders........................      (6,500)       (6,500)
  Accumulated deficit.......................................    (192,722)     (189,849)
Total stockholders' equity..................................      27,158        29,984
Total liabilities and stockholders' equity..................   $  31,971     $  36,036



     See accompanying Notes to Condensed Consolidated Financial Statements

                               RSTAR CORPORATION



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                  (UNAUDITED)



                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2002       2001
                                                              -------   --------
Revenue from non-affiliates.................................  $    --   $     --
Revenue from affiliates.....................................  $    --   $     --
Total Revenue...............................................  $    --   $     --
Costs and expenses:
  Cost of revenues..........................................       --         --
  Sales and marketing, including stock-based compensation of
     $0 and $16 for the three months ended March 31, 2002
     and March 31, 2001.....................................      617        733
  General and administrative, including stock-based
     compensation of $47 and $145 for the three months ended
     March 31, 2002 and March 31, 2001......................    2,011        459
  Research and development, including stock-based
     compensation of $0 and $3 for the three months ended
     March 31, 2002 and March 31, 2001......................      213        898
Total costs and expenses....................................    2,841      2,090
  Loss from continuing operations...........................   (2,841)    (2,090)
Other income (expense)......................................       59         70
Interest income.............................................      123        592
Interest (expense)..........................................     (214)    (1,300)
Net loss from continuing operations.........................  $(2,873)  $ (2,728)
Loss from discontinued operations...........................       --    (12,350)
Net loss applicable to common stockholders..................  $(2,873)  $(15,078)
Basic and diluted loss per common share
  Net loss from continuing operations.......................  $ (0.05)  $  (0.06)
  Loss from discontinued operations.........................    (0.00)     (0.28)
  Net loss per share........................................  $ (0.05)  $  (0.34)
Shares used in calculation of net loss per common share:
  Basic and diluted.........................................   63,703     43,764



     See accompanying Notes to Condensed Consolidated Financial Statements
                               rSTAR CORPORATION



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)


                                  (UNAUDITED)



                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations.........................  $(2,873)   $(2,728)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
  Amortization of deferred stock compensation...............       47        164
  Depreciation..............................................      459        508
Changes in operating assets and liabilities:
  Receivables...............................................      225       (193)
  Prepaid expenses and other current assets.................      317       (164)
  Other assets..............................................      184         29
  Accounts payable..........................................       84         (6)
  Accrued and other liabilities.............................      (91)      (918)
  Accrued compensation and related expenses.................      (22)    (1,304)
                                                              -------    -------
Net cash used in operating activities from continuing
  operations................................................   (1,670)    (2,776)
Net cash provided by (used in) operating activities from
  discontinued operations...................................        5     (5,434)
                                                              -------    -------
NET CASH FLOWS USED IN OPERATING ACTIVITIES.................   (1,665)    (8,210)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of equipment.......................................       28        133
Restricted cash.............................................      330         (8)
                                                              -------    -------
Net cash provided by investing activities from continuing
  operations................................................      358        125
Net cash provided by investing activities from continuing
  operations................................................       41         --
                                                              -------    -------
NET CASH PROVIDED BY INVESTING ACTIVITIES...................      399        125
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net.............       --          2
Payments on lease obligations...............................   (1,210)    (1,591)
                                                              -------    -------
Net cash used in financing activities.......................   (1,210)    (1,589)
Decrease in cash and cash equivalents.......................   (2,476)    (9,674)
Cash and cash equivalents at beginning of period............   31,034     48,406
                                                              -------    -------
Cash and cash equivalents at end of period..................  $28,558    $38,732
                                                              -------    -------
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest......................................  $    99    $   281
Reduction from impairment of school assets..................  $    --    $ 6,500



     See accompanying Notes to Condensed Consolidated Financial Statements

                               RSTAR CORPORATION



              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                 MARCH 31, 2002



1.  BASIS OF PRESENTATION



     The accompanying unaudited condensed consolidated financial statements are prepared on the basis of our school network business (the "School Business") being presented as a discontinued operation and include our accounts and those of our wholly and majority-owned subsidiaries. All subsidiaries are wholly owned with the exception of AutoNetworks, Inc. which has minority stockholders representing 15% of the issued and outstanding shares of its stock. That subsidiary currently has no assets, liabilities or employees as all operations in the automotive area are being conducted directly by rStar. All significant inter-company accounts and transactions have been eliminated in consolidation. In February 2001, our board of directors approved a formal plan to sell the School Business. For comparative purposes, the condensed consolidated statements of operations and related loss per share information, for all periods presented, have been restated to reflect the results of operations for the discontinued business in "Loss from discontinued operations". The condensed consolidated balance sheets at March 31, 2002 and at December 31, 2001 reflect assets and liabilities related to the School Business as "Net assets of discontinued operations". The condensed consolidated statements of cash flows for the three months ended March 31, 2002 and 2001 reflects separately cash flows from discontinued operations. The unaudited consolidated financial information as of March 31, 2002 and March 31, 2001 includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the results for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the financial statements as of and for the year ended December 31, 2001 and related notes.



     Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission.



2.  NET LOSS PER SHARE



     Basic loss per share has been computed using net loss, divided by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase, and excludes potentially dilutive securities.



     Diluted net loss per share reflects potential dilution from outstanding potentially dilutive securities using the treasury stock method.

                               RSTAR CORPORATION

     The calculation of basic and diluted net (loss) income per share is as follows (in thousands, except for per share amounts):



                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2002       2001
                                                              -------   --------
Net loss from continuing operations.........................  $(2,873)  $ (2,728)
Loss applicable to common stockholders -- continuing
  operations................................................  $(2,873)  $ (2,728)
Loss from discontinued operations...........................       --    (12,350)
Loss applicable to common stockholders......................  $(2,873)  $(15,078)
Weighted-average shares of common stock outstanding.........   63,803     43,964
Less: weighted-average shares subject to repurchase.........     (100)      (200)
Weighted-average shares of common stock outstanding used in
  computing basic and diluted net loss per common share.....   63,703     43,764
Basic and diluted net loss per common share from continuing
  operations................................................  $ (0.05)  $  (0.06)
Basic and diluted net loss per common share from
  discontinued operations...................................    (0.00)     (0.28)
Basic and diluted net loss per common share.................  $ (0.05)  $  (0.34)



     For the three month periods ended March 31, 2002 and 2001, we have excluded all convertible preferred stock, warrants to purchase common and preferred convertible stock, outstanding stock options and stock subject to repurchase from the calculation of diluted net loss per common share because all such securities are antidilutive. In the three month periods ended March 31, 2002 and 2001, 100,000 shares and 200,000 shares, respectively were excluded based on shares subject to repurchase.



3.  WARRANTS



     We had the following warrants outstanding at March 31, 2002 to purchase shares of stock:



                                 EXERCISE PRICE   EXPIRATION OF
NUMBER OF SHARES   STOCK TYPES     PER SHARE         WARRANTS
----------------   -----------   --------------   --------------
    250,000          Common          $3.00              May 2003
    250,000          Common           3.50              May 2003
    100,000          Common           5.00             June 2004
    150,000          Common           5.00         December 2003
     50,000          Common           5.00        September 2004
    800,000



4.  COMMITMENTS AND CONTINGENCIES



     In 1999, we entered into credit lines with a number of lease finance companies for the purpose of acquiring computer and network equipment in schools. These lease arrangements bear interest from 10.5% to 18% and have terms ranging from 24 to 36 months. As of March 31, 2002, we had capital leases with eight lessors, representing a total present value obligation of approximately $1,889,000, all payable within the next year. No excess lease capacity exists on these leases.



     We have a letter of credit outstanding with a company as security against certain leases. The leases are secured by the underlying computer equipment.



     We lease our office facility and certain office equipment under non-cancelable lease agreements, which require us to pay a portion of operating costs, including property taxes, insurance and normal

                               RSTAR CORPORATION
maintenance. At March 31, 2002, our future minimum payments under operating leases amount to $318,000, of which $317,000 is payable within the next year.



     Interest expense on capital leases was $214,000 and $1,300,000 for the three months ending March 31, 2002 and 2001, respectively. Of those amounts, $0 and $904,000, respectively, was attributable to our leases with Spacenet.



5.  RELATED PARTY TRANSACTIONS



     On April 23, 2001, the Company, Spacenet, and Gilat a then 51% shareholder of the Company, entered into an agreement pursuant to which the Company would issue approximately 19.3 million shares of its common stock to Spacenet (or its affiliate-assignee) in full satisfaction of the Company's outstanding obligations to Spacenet amounting to approximately $45,000,000, and on May 21, 2001, the Company issued such shares of its common stock to Gilat Satellite Networks (Holland) B.V. The Company recorded the settlement of the outstanding obligations as a capital contribution in stockholders' equity. Also on April 23, 2001, the Company, Gilat To Home Latin America (Holland) N.V. and Gilat entered into a series of transactions that would result in the acquisition by the Company of Gilat's StarBand Latin America business (the "StarBand Acquisition"), which business is focused on providing satellite-based telephone and high speed Internet services to small businesses and home-office customers in Latin America. In consideration for such acquisition, the Company agreed to issue to Gilat approximately 43.1 million shares of the Company's common stock. Additionally, conditioned upon the closing of the acquisition agreement, the Company announced it would make a tender offer to acquire, in exchange for up to $4 million in cash and up to 312,500 ordinary shares of Gilat, up to 20% of the Company's common stock held by each stockholder of the Company other than Gilat and its affiliates. On September 7, 2001 the parties entered into an amended acquisition agreement and, on December 31, 2001, the parties entered into a second amended acquisition agreement. The revisions to the April 23, 2001 agreement: (a) increased the number of shares of rStar common stock that the Company may acquire in the exchange offer to approximately 6,315,789 shares of rStar common stock, (b) adjusted the cash portion of the consideration for those shares from a fixed $0.95/share to an amount that will vary between $0.32 and $1.58 per share, depending on the then market value of Gilat ordinary shares,
(c) established certain earnings targets for the StarBand Latin America business for the one year periods ended June 30, 2003 and 2004 that, if not achieved, will entitle non-Gilat stockholders to special cash distributions totaling up to $10 million or, if exceeded, will entitle Gilat to additional rStar shares totaling 10% of amount outstanding immediately following the StarBand Acquisition, (d) provided an exception to the obligation to make the above-described special cash distribution if the Company obtained substantial new equity financing, (e) clarified that rStar's rights to provide services in Mexico are non-exclusive, and (f) extended to May 31, 2002 the termination date of the acquisition agreement. Stockholders representing approximately 81.6% of our common stock have entered into a voting agreement to vote all of their shares "FOR" the proposal to approve and adopt the second amended acquisition agreement. Upon completion of the StarBand Acquisition, StarBand Latin America is expected to become a subsidiary of rStar.



     We purchased satellite and other services and previously leased a majority of the computer equipment deployed for the discontinued School Business from Spacenet.



     As of March 31, 2002, Gilat, and its affiliates, owned approximately 65% of our outstanding common stock.



     In January 2002, the Company entered into a Settlement Agreement and Mutual Release with Rick Inatome, the Company's former Chief Executive Officer, in connection with claims asserted by Mr. Inatome under his written employment agreement and a written consulting agreement Mr. Inatome entered into with the Company upon his resignation as Chief Executive Officer in October 2000. The agreement provides that Mr. Inatome would receive $182,388 upon execution, plus $275,000 to be paid in

                               RSTAR CORPORATION
twice-monthly installments commencing January 16, 2002 through and including January 31, 2003, plus $6,000 monthly for a full-time secretary and leased office space commencing March 1, 2002 through and including February 28, 2003. At December 31, 2001 we accrued for this amount in full, which amounted to approximately $530,000. At March 31, 2002 $295,000 is still outstanding.



     We paid a director of the Company's Board $60,000 during the three months ended March 31, 2002 for consulting services in connection with the StarBand Acquisition Agreement. The consulting services began on February 1, 2001, for an initial term of six months at $20,000 per month, and has continued on a month to month basis at $20,000 per month thereafter. These consulting services will continue until the Acquisition Agreement is consummated.



6.  SUBSEQUENT EVENTS



     The Company conducted its Annual Meeting of Stockholders on April 30, 2002, at which a majority of the Company's stockholders approved each of the 6 proposals described in the Company's proxy statement. Specifically, the Company's stockholders approved: (1) the second amended and restated acquisition agreement for the Starband Acquisition, (2) an amendment to the Company's Third Amended and Restated Certificate of Incorporation setting forth the terms on which the Company's stockholders (other than Gilat and its affiliates) may be entitled to receive special cash distributions, (3) an amendment to the Company's Third Amended and Restated Certificate of Incorporation repealing the prohibition on stockholder action by written consent, (4) an amendment to the Company's Third Amended and Restated Certificate of Incorporation allowing stockholders owning at least a majority of outstanding shares to call a special meeting of stockholders, (5) electing 5 directors for the ensuing year and until their successors are duly elected and qualified, which directors will take office upon the closing of the Starband Acquisition, and (6) the appointment, by the Company's Board of Directors, of Grant Thornton LLP as the Company's independent auditors for the fiscal year ending December 31, 2002.



     On May 8, 2002, we also received a notice from the Nasdaq National Market noting deficiencies that, if uncorrected, might result in the Company's shares being delisted from the Nasdaq National Market. Specifically, the shares will be delisted if, by June 30, 2002, the Company has not obtained shareholder ratification of the debt for equity swap that involved the issuance in 2001 of approximately 19.3 million shares in exchange for relief from $45 million in capital lease obligations to Spacenet. Furthermore, the correspondence noted that the Company remains in violation of the $1.00 minimum bid price required for continued listing on the National Market System and has been asked to address the reasons for its delay in holding an annual meeting of stockholders for the 2000 fiscal year.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


                             FOR RSTAR CORPORATION



     The following pro forma condensed consolidated statements of operations are set forth herein to give effect to the acquisition of StarBand Latin America (Holland) B.V. ("StarBand Latin America" or the "Company") by rSTAR Corporation ("rStar") as if such acquisition had occurred as of the beginning of each period presented by combining the Statements of Operations of (i) rStar for the three months ended March 31, 2002 and the year ended December 31, 2001 with the Statement of Revenues and Direct Costs and Operating Expenses of StarBand Latin America for the three months ended December 31, 2001 and the year ended December 31, 2001, and (ii) the rStar Balance Sheet as of March 31, 2002 and StarBand Latin America Statement of Assets to be Acquired and Liabilities to be Assumed as of December 31, 2001.



     THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS ARE PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE COMBINED RESULTS OF OPERATIONS THAT WOULD HAVE BEEN REPORTED ON A HISTORICAL BASIS, NOR DO THEY REPRESENT A FORECAST OF THE COMBINED FUTURE RESULTS OF OPERATIONS FOR ANY FUTURE PERIOD. ALL INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTION WITH RSTAR'S FINANCIAL STATEMENTS AND THE NOTES THERETO AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," WHICH ARE EACH INCLUDED IN THIS OFFER TO EXCHANGE/PROSPECTUS.

                               rSTAR CORPORATION


                         UNAUDITED PRO FORMA CONDENSED


                CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002



                                               STARBAND LATIN
                                    RSTAR         AMERICA
                                 CORPORATION     (HOLLAND)                                                    PRO FORMA AS
                                  MARCH 31,    B.V. DECEMBER     PRO FORMA     PRO FORMA    ADJUSTMENT FOR    ADJUSTED FOR
                                    2002          31, 2001      ADJUSTMENTS   AS ADJUSTED   EXCHANGE OFFER   EXCHANGE OFFER
ASSETS                           -----------   --------------   -----------   -----------   --------------   --------------
Current assets:
  Cash and cash equivalents....   $  28,558       $   101                      $  28,659      $  (10,000)      $  18,659
  Restricted cash..............          --         5,223                          5,223                           5,223
  Accounts receivable, net.....          --         2,223                          2,223                           2,223
  Recoverable tax..............          --         2,390                          2,390                           2,390
  Inventory....................          --         4,536                          4,536                           4,536
  Prepaid expenses and other
    current assets.............         479           914                          1,393                           1,393
                                  ---------       -------        ---------     ---------      ----------       ---------
Total current assets...........      29,037        15,387                         44,424                          34,424
Equipment, net.................       1,408        20,197                         21,605                          21,605
Restricted cash................         353            --                            353                             353
Other assets...................         897            --                            897                             897
Net assets of discontinued
  operations...................         276            --                            276                             276
                                  ---------       -------        ---------     ---------      ----------       ---------
Total assets...................   $  31,971       $35,584                      $  67,555                       $  57,555
                                  =========       =======        =========     =========      ==========       =========
Liabilities and Stockholders
  Equity:
Current liabilities:
  Account payable..............       1,261         1,519                          2,780                           2,780
  Accrued expenses and other
    liabilities................       1,401         1,965                          3,366                           3,366
  Accrued compensation and
    related expenses...........         263            --                            263                             263
  Deferred income..............          --         3,743                          3,743                           3,743
  Current portion of capital
    lease obligations..........       1,889         1,431                          3,320                           3,320
                                  ---------       -------        ---------     ---------      ----------       ---------
Total current liabilities......       4,814         8,658                         13,472                          13,472
Capital lease obligations, less
  current portion..............          --         3,792                          3,792                           3,792
Other long term liabilities....          --         1,966                          1,966                           1,966
                                  ---------       -------        ---------     ---------      ----------       ---------
Total liabilities..............       4,814        14,416                         19,230                          19,230
                                  ---------       -------        ---------     ---------      ----------       ---------
Stockholders Equity:
  Net assets to be acquired....          --        21,168          (21,168)B          --                              --
    Convertible preferred
      stock, $0.01 par value
      5,000,000 shares
      authorized, none issue
      and outstanding at June
      30, 2001.................          --            --
    Common Stock, $0.01,
      200,000,000 shares
      authorized, 63,802,563
      shares issued and
      outstanding at March 31,
      2002 and at December 31,
      2001.....................         638            --              431 B       1,069                           1,069
Additional paid in capital.....     225,828            --             (431)B     246,565             583 E       247,148
                                                                    21,168
Deferred stock compensation....         (86)           --                            (86)                            (86)
Notes receivable from
  stockholders.................      (6,500)           --                         (6,500)                         (6,500)
Treasury Stock.................          --                                           --         (10,583)E       (10,583)
Accumulated Deficit............    (192,723)           --                       (192,723)                       (192,723)
                                  ---------       -------        ---------     ---------      ----------       ---------
Total Stockholders equity......      27,157        21,168                         48,325                          38,325
                                  ---------       -------        ---------     ---------      ----------       ---------
Total Liabilities and
  stockholders equity..........   $  31,971       $35,584                      $  67,555                       $  57,555
                                  =========       =======        =========     =========      ==========       =========

                               rSTAR CORPORATION



                         UNAUDITED PRO FORMA CONDENSED


                      CONSOLIDATED STATEMENT OF OPERATIONS


                   FOR THE THREE MONTHS ENDED MARCH 31, 2002



                                 RSTAR             STARBAND                                                   PRO FORMA
                              CORPORATION       LATIN AMERICA                                   ADJUSTMENT   AS ADJUSTED
                              THREE MONTHS      (HOLLAND) B.V.                                     FOR           FOR
                                 ENDED        THREE MONTHS ENDED    PRO FORMA      PRO FORMA     EXCHANGE     EXCHANGE
                             MARCH 31, 2002   DECEMBER 31, 2001    ADJUSTMENTS    AS ADJUSTED     OFFER         OFFER
                             --------------   ------------------   -----------    -----------   ----------   -----------
                                                                   (IN THOUSANDS)
Revenues...................     $    --            $ 1,405                         $  1,405                   $  1,405
                                -------            -------           ------        --------       ------      --------
Operating expenses:
  Cost of revenues.........          --              1,494                            1,494                      1,494
  Selling and marketing
    expenses...............         617                349                              966                        966
  General and
    administrative
    expenses...............       1,552                498                            2,050                      2,050
  Research and
    development............         213                 --                              213                        213
  Depreciation and
    amortization...........         459                704                            1,163                      1,163
                                -------            -------           ------        --------       ------      --------
Total operating expenses...       2,841              3,045                            5,886                      5,886
                                -------            -------           ------        --------       ------      --------
Operating loss.............      (2,841)            (1,640)                          (4,481)                    (4,481)
Other income (expense):
  Interest expense.........        (214)                --                             (214)                      (214)
  Interest income..........         123                 --              (41)D            82                         82
  Other income (expense)...          59                 --                               59                         59
                                -------            -------           ------        --------       ------      --------
                                    (32)                --                              (73)                       (73)
                                -------            -------           ------        --------       ------      --------
Loss from continuing
  operations before
  provision for income
  taxes....................      (2,873)            (1,640)                          (4,554)                    (4,554)
                                -------            -------           ------        --------       ------      --------
Provision for income
  taxes....................          --                 --                               --                         --
                                -------            -------           ------        --------       ------      --------
Loss from continuing
  operations...............     $(2,873)           $(1,640)                        $ (4,554)                  $ (4,554)
                                =======            =======           ======        ========       ======      ========
Pro forma net loss per
  common share-basic and
  dilutive from continuing
  operations...............     $ (0.05)                --                         $  (0.04)                  $  (0.04)
                                =======            =======           ======        ========       ======      ========
Pro forma weighted average
  shares outstanding.......      63,703                             62,500F         106,809       (2,527)      104,279
                                =======            =======           ======        ========       ======      ========

                               rSTAR CORPORATION



                         UNAUDITED PRO FORMA CONDENSED


                      CONSOLIDATED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 2001



                                                STARBAND LATIN
                                                   AMERICA
                                                  (HOLLAND)
                                 RSTAR            B.V. YEAR                                   ADJUSTMENT   PRO FORMA AS
                              CORPORATION           ENDED                                        FOR       ADJUSTED FOR
                               YEAR ENDED        DECEMBER 31,     PRO FORMA      PRO FORMA     EXCHANGE      EXCHANGE
                           DECEMBER 31, 2001         2001        ADJUSTMENTS    AS ADJUSTED     OFFER         OFFER
                           ------------------   --------------   -----------    -----------   ----------   ------------
                                                                  (IN THOUSANDS)
Revenues.................       $     --           $ 9,874                       $  9,874                    $  9,874
                                --------           -------         -------       --------      -------       --------
Operating expenses:
    Cost of revenues.....             --             9,107                          9,107                       9,107
    Selling and marketing
      expenses...........          2,988               720                          3,708                       3,708
    General and
      administrative
      expenses...........          5,656             3,191                          8,847                       8,847
    Research and
      development........          2,619                --                          2,619                       2,619
    Depreciation and
      amortization.......          2,133             2,080                          4,213                       4,213
                                --------           -------         -------       --------      -------       --------
Total operating
  expenses...............         13,396            15,098                         28,494                      28,494
                                --------           -------         -------       --------      -------       --------
Operating loss...........        (13,396)           (5,224)                       (18,620)                    (18,620)
                                --------           -------         -------       --------      -------       --------
Other income (expense):
    Interest expense.....         (2,253)               --             904C        (1,349)                     (1,349)
    Interest income......          1,616                --            (450)D        1,166                       1,166
    Other income.........             27                --                             27                          27
    Write off of related
      party investment...         (1,105)                                          (1,105)                     (1,105)
                                --------           -------         -------       --------      -------       --------
                                  (1,715)               --                         (1,261)                     (1,261)
                                --------           -------         -------       --------      -------       --------
Loss from continuing
  operations before
  provision for income
  taxes..................        (15,111)           (5,224)                       (19,881)                    (19,881)
Provision for income
  taxes..................             --                --
                                --------           -------         -------       --------      -------       --------
Net loss from continuing
  operations.............       $(15,111)          $(5,224)                      $(19,881)                   $(19,881)
                                ========           =======         =======       ========      =======       ========
Pro forma net loss per
  common share-basic and
  dilutive from
  continuing
  operations.............       $  (0.27)               --                       $  (0.19)                   $  (0.19)
                                ========           =======         =======       ========      =======       ========
Pro forma weighted
  average shares
  outstanding............         56,068                            50,595        106,663       (2,527)F      104,136
                                ========           =======         =======       ========      =======       ========

                               rSTAR CORPORATION



                     NOTES TO UNAUDITED PRO FORMA CONDENSED


                     CONSOLIDATED STATEMENTS OF OPERATIONS



Note 1. The unaudited pro forma condensed consolidated statements of operations, including the notes thereto, should be read in conjunction with the historical consolidated financial statements of rStar Corporation ("rStar") and the financial statements of StarBand Latin America (Holland) B.V. ("StarBand Latin America") for the indicated periods. The unaudited pro forma condensed consolidated statements of operations do not reflect activity subsequent to the periods presented and therefore does not reflect a projection of future results nor does it anticipate cost reductions or other synergies that may result from the combination.



Note 2. rStar's statement of operations for the year ended December 31, 2001 has been combined with StarBand Latin America's statement of revenues and direct costs and operating expenses for the year ended December 31, 2001. Additionally, rStar's statement of operations for the three months ended March 31, 2002 and balance sheet as of March 31, 2002 has been combined with StarBand Latin America statement of revenues and direct costs and operating expenses for the three months ended December 31, 2001 and statement of assets to be acquired and liabilities to be assumed as of December 31, 2001, respectively. The purpose of combining the two companies is for the presentation of unaudited pro forma condensed consolidated statements of operations and balance sheets only.



Note 3. The unaudited pro forma net loss per share is based on the weighted average number of common shares of the rStar's common stock outstanding during the periods presented after giving effect to the acquisition.



Note 4. Certain reclassifications have been made to the StarBand Latin America's statements to conform to rStar's presentation.



Note 5. The following pro forma adjustments are reflected in the unaudited pro forma condensed consolidated statements of operations:



     A.Note intentionally left blank.



     B. In April 2001, Gilat Satellite Networks Ltd. ("Gilat") announced a series of planned transactions, which together with prior tender offers resulted in Gilat obtaining control of rStar. As described elsewhere in this offer to exchange/prospectus, Gilat exchanged $45 million dollars of debt of rStar for 19,396,552 shares of rStar common stock. In accordance with the Second Amended and Restated Acquisition Agreement dated December 31, 2001 (the "second amended acquisition agreement"), rStar will issue 43,103,448 shares of its common stock in exchange for all the outstanding stock of StarBand Latin America, an indirect wholly-owned subsidiary of Gilat. As a result, Gilat will indirectly own 85% of rStar subsequent to these transactions and the exchange offer discussed below. As Gilat is the controlling stockholder of both rStar and StarBand Latin America, the planned acquisition will be accounted for as a combination between entities under common control in accordance with APB 16. As such, no goodwill will result from the transaction and historical amounts will carryforward subsequent to the transaction.



     C.Represents the elimination of interest expense relating to the related party debt that was cancelled as described in footnote G.



     D.Represents the elimination of interest income on the cash component of the exchange offer as described in footnote E.



     E. In connection with the second amended acquisition agreement, rStar will offer to exchange up to 6,315,789 shares of rStar common stock in exchange for .0738 of a Gilat ordinary share and cash consideration ranging from $0.32 to $1.58 for each share of rStar common stock tendered.. The exact amount of the cash consideration is based on a formula, which is dependent on the average trading price of Gilat's ordinary share for the 10-day trading period ending 5 days prior to the
                               rSTAR CORPORATION



                     NOTES TO UNAUDITED PRO FORMA CONDENSED


              CONSOLIDATED STATEMENTS OF OPERATIONS -- (CONTINUED)



        expiration of the exchange offer. Below is an example of this formula assuming the maximum 29% conversion and the most recent average trading price of Gilat's ordinary share.



Formula



     Assuming that the recent average trading price of the Gilat ordinary share is $1.25, the cash consideration, in the aggregate, equals = [($6,000,000 + (($12 minus $1.25) * (466,105))] = $11,010,628.75. The aggregate value of the cash consideration is limited, as discussed below, to a maximum of $10 million or $1.58 per share.



     In the event that the average trading price is greater than $12 per share than the above formula would be reversed so that the difference between $12 and the average trading price is reduced from the $6 million. In no event can the aggregate value of the cash consideration be greater than $10 million or less than $2 million. The actual cash consideration to be paid will differ based upon the formula described above; as a result, the actual amount will differ from the amount calculated above. For purposes of the pro forma we have used the most recent average trading price of Gilat's ordinary share to calculate the cash consideration to be paid.



     In addition, rStar will exchange 3,789,473 shares of rStar common stock, assuming the maximum conversion, for 466,105 Gilat ordinary shares in order to provide for the stock consideration for the exchange offer, as described above.



     F. The weighted average shares (in thousands) outstanding of used to in the pro forma was calculated as follows:



                                                        DECEMBER 31,   MARCH 31,
                                                            2001         2002
                                                        ------------   ---------
Weighted average shares outstanding of rStar..........     56,068        63,703
Weighted average affect of the cancellation of related
  party debt (See note G).............................      7,492            --
Share issued in acquisition (See note B)..............     43,103        43,103
                                                          -------       -------
Pro Forma weighted average shares outstanding of
  rStar...............................................    106,663       106,806
Net shares tendered in exchange offer (See Note E)....     (2,527)       (2,527)
                                                          -------       -------
Pro forma weighted average share outstanding
  subsequent to the exchange offer....................    104,136       104,279
                                                          =======       =======



     G. On May 21, 2001, rStar issued 19,396,552 shares of rStar common stock to a controlled affiliate of Gilat in exchange for the cancellation of $45 million in debt with Spacenet, Inc., a wholly-owned subsidiary of Gilat. The pro forma weighted average shares have been adjusted as if this transaction has occurred as of January 1, 2001.

     Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or the stockholder's broker, dealer, commercial bank, trust company or nominee to the exchange agent at one of its addresses set forth below. To confirm delivery of shares, stockholders are directed to contact the exchange agent.

                 The exchange agent for the exchange offer is:
                                   EQUISERVE
                        (For Information (781) 575-3400)

          By Mail:                 By Overnight Delivery            By Hand Delivery:
 EquiServe Corporate Actions          EquiServe, N.A.             Securities Transfer &
       P. O. Box 43025              40 Campanelli Drive            Reporting Services
  Providence, RI 02940-3025         Braintree, MA 02184               c/o EquiServe
                                     Attn: Reorg Dept.        100 Williams Street, Galleria
                                                                   New York, NY 10038
                                                                    Attn: Reorg Dept.

                            Facsimile Transmission:
                                 (781) 575-4826
                                       or
                                 (781) 575-3400
                   Confirm Receipt of Facsimile by Telephone:
                                 1-800-575-4816

     Tendering stockholders may request additional copies of this offer, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to the information agent at its address and telephone numbers set forth below.

                The information agent for the exchange offer is:

                          [GEORGESON SHAREHOLDER LOGO]
                             THE INFORMATION AGENT

                               111 Commerce Road
                        Carlstadt, New Jersey 07072-2586
                 Banks and Brokers call collect (201) 896-1900
                    All others call Toll Free (866) 821-0667

                                    PART II
            INFORMATION NOT REQUIRED IN OFFER TO EXCHANGE/PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS OF GILAT

     The Israeli Companies Law, 1999 (the "Israeli Companies Law") provides that an Israeli company cannot exculpate an Office Holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an Office Holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. An "Office Holder" is defined under the Israeli Companies Law as a director, managing director, chief business manager, executive vice president, vice president or other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

     Under the Israeli Companies Law, a corporation may indemnify an Office Holder against a monetary liability imposed on him in a court decision, including in settlement or arbitration proceedings and against reasonable legal expenses in a civil proceeding or in a criminal proceeding in which the Office Holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an Office Holder must be expressly allowed in the Articles of Association, under which the corporation may:

     - undertake in advance to indemnify its Office Holders with respect to categories of events that can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or

     - provide indemnification retroactively at amounts deemed to be reasonable by the board of directors.

     A corporation may also procure insurance of an Officer Holder's liability in consequence of an act performed in the scope of his office, in the following cases: (a) a breach of the duty of care of such Office Holder, (b) a breach of the duty of loyalty, only if the Office Holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the corporation, or (c) a monetary obligation imposed on the Office Holder for the benefit of another person.

     A corporation may not indemnify an Office Holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     - a breach by the Office Holder of his duty of loyalty unless the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the corporation;

     - a breach by the Office Holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

     - any act or omission done with the intent to derive an illegal personal benefit; or

     - any fine levied against the Office Holder as a result of a criminal offense.

     In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, the corporation's Office Holders must be approved by the corporation's audit committee and board of directors and, in specified circumstances, by the corporation's stockholders.

     Gilat's Articles of Association provides that Gilat may indemnify an Office Holder for a breach of duty of care to the maximum extent permitted by law, before or after the occurrence giving rise to liability. In addition, Gilat may separately agree to indemnify an Office Holder, to the maximum extent permitted by law, against any liabilities that he may incur in such capacity. However, any agreement shall be limited with respect (i) to the categories of events that can be foreseen in advance by the board of directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by the board of directors to be reasonable in the particular circumstances. Gilat's Articles of Association, nevertheless, further provide that Gilat may indemnify any past or present Office Holder, to the maximum extent permitted by applicable law, with respect to any past occurrence, regardless of whether Gilat is obligated under any agreement to indemnify such Office Holder in respect of such occurrence.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Gilat pursuant to the foregoing provisions, Gilat has been informed that in the opinion of the U.S. Securities and Exchange Commission, this indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibit List


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   2.1    Second Amended and Restated Acquisition Agreement, dated
          December 31, 2001, by and among rStar Corporation, Gilat
          Satellite Networks Ltd., Gilat-to-Home Latin America
          (Holland) N.V.(2)
   3.1    Memorandum of Association, as amended.(1)
   3.2    Articles of Association, as amended and restated.(1)
   4.1    Specimen of Gilat ordinary share certificate.(3)
   5.1    Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg &
          Co. regarding the validity of the securities being
          registered.(2)
  10.1    Form of master agreement, by and among StarBand Latin
          America (Holland) B.V., Gilat-to-Home Latin American
          (Holland) N.V., Gilat-to-Home Latin America, Inc., and Gilat
          Satellite Networks Ltd.*(2)
  21      Subsidiaries of Gilat.(1)
  23.1    Consent of Kost, Forer & Gabbay, a member of Ernst & Young
          Global.
  23.2    Consent of KPMG Accountants N.V.
  23.3    Consent of Berman Hopkins Wright & LaHam, CPAs LLP.
  23.4    Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg &
          Co. (included in Exhibit 5.1).(2)
  23.5    Consent of Piper Marbury Rudnick & Wolfe LLP.(2)
  23.6    Consent of Arnold & Porter.(2)
  23.7(a) Consent of Grant Thornton LLP.
  23.7(b) Consent of Ernst & Young LLP, Independent Auditors.
  24.1    Powers of Attorney (contained in the signature pages of this registration statement).
  99.1    Form of Letter of Transmittal.
  99.2    Form of Notice of Guaranteed Delivery.
  99.3    Form of Letter to Brokers, Dealers, etc.
  99.4    Form of Letter to Clients.
  99.5    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
  99.6    Consent of CIBC World Markets Corp.(2)


---------------
(1) Incorporated by reference to Gilat's Annual Report on Form 20-F/A for the year ended December 31, 2000.

(2) Previously filed.


(3) Incorporated by reference to Gilat's Annual Report on Form 20-F for the year ended December 31, 2001.



 * Information in this exhibit marked with [*] has been omitted pursuant to a Confidential Treatment Request, which has been granted by the Securities and Exchange Commission.


     (b) Not applicable.

     (c) The opinion of CIBC World Markets Corp. is included as Annex B to the offer to exchange/prospectus filed with this registration statement.

ITEM 22.  UNDERTAKINGS

(A) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any offer to exchange/prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the offer to exchange/prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change on the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of offer to exchange/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)3 of the Act need not be furnished, provided that the registrant includes in the offer to exchange/prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the offer to exchange/prospectus is at least as current as the date of those financial statements.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a offer to exchange/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such offering offer to exchange/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The registrant undertakes that every offer to exchange/prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the offer to exchange/prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, Gilat Satellite Networks Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petah Tikva, Israel on the 25th day of June 2002.


                                         GILAT SATELLITE NETWORKS LTD.

                                          By       /s/ YOAV LEIBOVITCH
                                            ------------------------------------
                                              YOAV LEIBOVITCH, VICE PRESIDENT,
                                                 FINANCE AND ADMINISTRATION
                                                AND CHIEF FINANCIAL OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

     Each person in so signing also makes, constitutes and appoints Yoel Gat, Amiram Levinberg and Yoav Leibovitch, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, any and all amendments and post-effective amendments to this registration statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


                 NAME                                      CAPACITY                          DATE
                 ----                                      --------                          ----

             /s/ YOEL GAT                Chairman and Chief Executive Officer            June 25, 2002
---------------------------------------    (Principal Executive Officer)
               YOEL GAT

         /s/ AMIRAM LEVINBERG            President, Chief Operating Officer and          June 25, 2002
---------------------------------------    Director
           AMIRAM LEVINBERG

          /s/ YOAV LEIBOVITCH            Vice President, Finance and Administration      June 25, 2002
---------------------------------------    and Chief Financial Officer (Principal
            YOAV LEIBOVITCH                Accounting Officer)

                                         Director
---------------------------------------
             SHLOMO TIROSH

            /s/ DOV TADMOR               Director                                        June 25, 2002
---------------------------------------
              DOV TADMOR

                                         Director
---------------------------------------
            ROBERT BEDRAREK

                                         Director
---------------------------------------
             LORI KAUFMANN

Authorized Representative in the United States:

GILAT SATELLITE NETWORKS, INC.

       *By: /s/ AMIRAM LEVINBERG                                                         June 25, 2002
---------------------------------------
        NAME: AMIRAM LEVINBERG
            TITLE: DIRECTOR

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   2.1    Second Amended and Restated Acquisition Agreement, dated
          December 31, 2001, by and among rStar Corporation, Gilat
          Satellite Networks Ltd., Gilat-to-Home Latin America
          (Holland) N.V.(2)
   3.1    Memorandum of Association, as amended.(1)
   3.2    Articles of Association, as amended and restated.(1)
   4.1    Specimen of Gilat ordinary share certificate.(2)
   5.1    Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg &
          Co. regarding the validity of the securities being
          registered.(2)
  10.1    Form of master agreement, by and among StarBand Latin
          America (Holland) B.V., Gilat-to-Home Latin American
          (Holland) N.V., Gilat-to-Home Latin America, Inc., and Gilat
          Satellite Networks Ltd.*(2)
  21      Subsidiaries of Gilat.(3)
  23.1    Consent of Kost, Forer & Gabbay, a member of Ernst & Young
          Global.
  23.2    Consent of KPMG Accountants N.V.
  23.3    Consent of Berman Hopkins Wright & LaHam, CPAs LLP.
  23.4    Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg &
          Co. (included in Exhibit 5.1).(2)
  23.5    Consent of Piper Marbury Rudnick & Wolfe LLP.(2)
  23.6    Consent of Arnold & Porter.(2)
  23.7(a) Consent of Grant Thornton LLP.
  23.7(b) Consent of Ernst & Young LLP, Independent Auditors.
  24.1    Powers of Attorney (contained in the signature pages of this registration statement).
  99.1    Form of Letter of Transmittal.
  99.2    Form of Notice of Guaranteed Delivery.
  99.3    Form of Letter to Brokers, Dealers, etc.
  99.4    Form of Letter to Clients.
  99.5    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
  99.6    Consent of CIBC World Markets Corp.(2)


---------------
(1) Incorporated by reference to Gilat's Annual Report on Form 20-F/A for the year ended December 31, 2000.

(2) Previously filed.


(3) Incorporated by reference to Gilat's Annual Report on Form 20-F for the year ended December 31, 2001.



 * Information in this exhibit marked with [*] has been omitted pursuant to a Confidential Treatment Request, which the Securities and Exchange Commission has granted.